
13001965

Delivering Results

2012 Annual Report
2013 Notice and Proxy Statement


Ingersoll Rand
Inspiring Progress™

Ingersoll Rand
Inspiring Progress™



Ingersoll Rand's ability to achieve premier performance is based on the successful execution of our three enterprise strategies: *Operational Excellence; Growth through Innovation, Emerging Markets and Services; and Building a Progressive, Diverse and Inclusive Culture*. Through our enterprise strategies, our people, systems, products and services work together to enhance the quality of life for our customers. Improving the energy efficiency of buildings and cities globally exemplifies one way Ingersoll Rand is helping to create a world of sustainable progress and enduring results.


20V

Automotive technicians are able to make quick work out of their toughest jobs, thanks to the innovation delivered by Ingersoll Rand's new cordless impact tool launched in 2012.

Our Market-Leading Brands

Ingersoll Rand (NYSE:IR) advances the quality of life by creating and sustaining safe, comfortable and efficient environments in commercial, residential and industrial markets around the world. Our people and our market-leading family of brands—including Club Car®, Ingersoll Rand®, Schlage®, Thermo King® and Trane®—work together to enhance the quality and comfort of air in homes and buildings; transport and protect food and perishables; secure homes and commercial properties; and increase industrial productivity and efficiency. We are a $14 billion global business committed to a world of sustainable progress and enduring results. For more information, visit ingersollrand.com.


Club Car

Ingersoll Rand

SCHLAGE

THERMO KING

TRANE

This report and the 2012 online sustainability supplement at ingersollrand.com/sustainabilitysupplement follow the Global Reporting Initiative (GRI) G3.1 Guidelines and report on our financial and non-financial performance. GRI validates that this report meets the criteria for an Application Level B. Visit the GRI Content Index to learn more about our report. For more information on GRI Application Levels, please visit: www.globalreporting.org/resourcelibrary/G3.1-Application-Levels.pdf

The following letter to shareholders contains "forward-looking statements," which are statements that are not historical facts, including our ability to address environmental and social challenges, the future success of our operational excellence initiatives, our future financial performance, our ability to successfully complete the spin-off of our commercial and residential security businesses, and our positioning in and the performance of the markets in which we operate. These statements are based on currently available information and our current assumptions, expectations and projections about future events. While we believe that our assumptions, expectations and projections are reasonable in view of the currently available information, you are cautioned not to place undue dependence on our forward-looking statements. Forward-looking statements speak only as of the date they are made and are not guarantees of future performance. They are subject to future events, risks and uncertainties—many of which are beyond our control—as well as potentially inaccurate assumptions that could cause actual results to differ materially from our expectations and projections. You are advised to review the factors described under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Conditions and Results of Operations" in our Form 10-K for the fiscal year ended December 31, 2012, and any further disclosures we make on related subjects in materials we file with or furnish to the SEC. We do not undertake to update any forward-looking statements.

Dear Shareholder:



Michael W. Lamach
Chairman and Chief Executive Officer

I am pleased to report that Ingersoll Rand delivered strong performance in 2012. Our ability to grow earnings, cash flow and operating margins during weak market conditions affirms that our strategies—operational excellence, growth through innovation and a progressive, diverse and inclusive culture (PDI)—are the right ones to achieve premier performance. We have maintained a relentless focus on leveraging costs, investing in growth markets, increasing productivity, and deploying capital to fund growth and deliver attractive returns to our shareholders.

Our Path to Premier Performance


Growth through Innovation, Emerging Markets and Services
Operational Excellence
PREMIER PERFORMANCE
Progressive, Diverse and Inclusive Culture

Highlighting Our Financial Performance

When I became CEO in 2010, we began a journey to increase the operating capability of the company, focusing on innovation and operational excellence. These initiatives have increased our operating margins almost 400 basis points over the last three years, while enabling a consistent increase in investments in the business.

Ingersoll Rand continued to make great progress in 2012. We improved the competitive strength of our businesses, increased operating margins and improved earnings per share (EPS). Below are some of our financial highlights:

- Year-over-year EPS increase of 23 percent on a 1 percent comparable revenue increase, excluding Hussmann;
- Annual dividend increase of 20 cents, reflecting a 31 percent increase; the dividend will, in 2013, exceed the 2008 peak dividend by 17 percent;
- Repurchased shares totaling $840 million; and
- Achieved one of the highest total shareholder returns in our peer group and outperformed the S&P 500 and S&P Industrials, as we have for three of the past four years.

Total Net Revenues (Billions)

2012	$14.0
2011	$14.8
2010	$14.0
2009	$13.0

$1 Billion
Increase from 2009 to 2012

Adjusted Operating Margins

2012	10.7%
2011*	10.2%
2010	9.0%
2009	6.8%

3.9 Percentage Points
Increase from 2009 to 2012

*Excludes impairment charges with 4.4 percentage points of negative operating margin impact.

Adjusted Earnings Per Share from Continuing Operations

2012	$3.30
2011*	$2.82
2010	$2.24
2009	$1.48

123%
Increase from 2009 to 2012

*Excludes impairment charges with a negative after-tax impact of $1.64; includes $0.14 from Hussmann.

While pleased with our progress, we also had our share of challenges this year. Although our financial performance was strong, we did not achieve our growth objectives, largely due to slower economic conditions in many key markets around the world. Comparable revenue increased 1 percent to 2011 with full-year net revenues just over $14 billion. We know that premier performance cannot be achieved by productivity alone, and we are committed to growing revenues through operational excellence, innovation and investments to develop new markets.

Operational Excellence

In the past year, we advanced our operational excellence to reduce working capital, expand operating margins and increase market share across our businesses. We define operational excellence as the implementation of lean principles throughout our value streams and within our functional processes, the strategic sourcing of materials and services as well as the strategic management and pricing of products and services. Our pricing excellence program delivered price realization that significantly surpassed direct material inflation.

We improved our level of operational execution by adopting a centralized sourcing model. We also strengthened our capabilities in emerging markets to better support supplier qualifications, supplier development and strategic sourcing in those regions by localizing our engineering, research and development.

An area of intense focus for us in 2012 was our value stream work, which expanded during the year to cover 30 percent of our operations. I am pleased the value streams continue to deliver superior results and show positive separation in performance versus the remainder of the company. The value streams reduced past due days by 66 percent, compressed cycle time by more than 40 percent and contributed to a five point increase in employee engagement scores compared with the remainder of the company. We plan to expand value stream coverage in 2013 to 40 percent of our enterprise operations.

Growth through Innovation, Emerging Markets and Services

Beyond operational excellence, we have also continued to invest in growth markets. Those investments are yielding a strong pipeline of new products and services in every sector of the business—from air compressors to unitary HVAC to electronic locks to new service offerings. We have almost doubled the proportion of our revenues from innovation, which we measure as the total revenues delivered by new products introduced over the last three years. Innovation revenues totaled approximately $3.3 billion in 2012.

2012 Revenues by Geography


16%
14%
6%
64%

North America
Europe, Middle East
Asia
Latin America

2012 was marked with new products designed to meet customer needs and market demand. For example, our Thermo King business, launched the Precedent platform to address new regulations for engine emissions. Precedent set an industry standard in both fuel efficiency and emission reduction by delivering double-digit fuel savings, best-in-class performance and lower life cycle costs. We also launched the Ameristar home HVAC system, making headway into the entry-level, lower price point market segment. These customer-centric products, services and solutions are fundamental to our vision.

We strive for continual improvement in our products, services and processes, and in the value we provide to our customers, employees and the communities we serve. We embrace sustainability as a catalyst for business growth and innovation. Ingersoll Rand's Center for Energy Efficiency and Sustainability (CEES) works collaboratively with our businesses to address global issues that impact energy, food and water by providing sustainable solutions, product stewardship and supporting initiatives that deliver results. As the company's sustainability thought leader, the CEES works with non-governmental organizations (NGOs), universities and industry leaders to identify trends and business opportunities to accelerate energy efficiency, drive growth for the company and better meet our customers' challenges.

Progressive, Diverse and Inclusive Culture

At Ingersoll Rand, our global success is powered by our employees' diverse backgrounds, experiences, skills and talents. We believe a culture of mutual respect, collaboration and inclusion improves employee retention and engagement, enabling Ingersoll Rand to deliver growth and maintain a competitive advantage in markets worldwide.

One way we create this culture is through engaged employees who feel valued and believe their contributions are meaningful. Ingersoll Rand employee resource groups are an example of how we link engagement, diversity and innovation to drive growth. Employee resource groups afford employees the opportunity to spur innovative business ideas and participate in community involvement and recruiting events. In 2012, we expanded our Women's Network globally and launched our Black Employee Network and Veterans' Group, among others.

We will continue to pursue this enterprise strategy to create a culture that is inclusive and allows for our diverse and highly capable employees to generate new ideas improving our performance and exceeding customer expectations globally.

2012 Revenues by Sector


14%
21%
53%
12%

Climate Solutions
Residential Solutions
Industrial Technologies
Security Technologies

Leading Our Business into the Future

I am confident we are on the right track. The numbers tell our story—we have three successive years of moving up in key operating metrics. We have built a multiyear record of growing earnings and cash flow with little help from our markets. We have achieved several years of delivering high operating leverage and margin improvement, while still investing.

Our 2012 results are a testament to what our employees can achieve when we focus on our goals. The health and vitality of our businesses are excellent and I thank Ingersoll Rand employees around the world for their exceptional effort. We will continue to build our operational capability, further integrate our businesses and invest to foster profitable growth through innovation.

2013 will be a year that will redefine Ingersoll Rand. Work is under way to combine our residential and commercial security businesses and create a new, standalone public company. When the spin-off is complete, which is expected by the end of this year, the new security company will become a leading provider of electronic and mechanical security solutions for customers globally. The spin-off is expected to create value for both companies and their shareholders. This is a milestone in Ingersoll Rand's evolution to a premier performing company, creating a more focused company with greater opportunities for growth in areas of advantage that differentiate us from our competitors. Ingersoll Rand will continue to grow profitably from a more focused core in creating comfortable, sustainable and efficient environments through its industrial, transport refrigeration and heating, ventilation and air conditioning businesses.

I am excited by the opportunities ahead for Ingersoll Rand and by the opportunities the new security company will have as an independent enterprise.

The collective inspiration and determination that have served our company, customers and communities for more than 140 years will ensure we continue to deliver for generations to come.

Sincerely,

Michael W. Lamach
Chairman and Chief Executive Officer, Ingersoll Rand

Addressing Global Challenges

Creating a world of sustainable progress and enduring results drives our efforts to address critical global challenges.

At Ingersoll Rand, we provide products, services and solutions to tackle issues that deliver results for shareholders, customers and our communities. Our solutions help our customers strengthen their social, economic and environmental performance.

Our market-leading brands and services help our customers reduce their operating costs, lessen their environmental footprint and secure their future through our energy-efficient solutions.

Challenge: Climate Change and Energy Efficiency

Climate change is a global threat to future social, environmental and business performance. For example, residential and commercial buildings account for 41 percent of the total U.S. energy consumption and 40 percent of the total U.S. greenhouse gas emissions, according to the U.S. Department of Energy. In the U.S., and other developed markets, Ingersoll Rand is actively engaged in improving efficiency standards and reducing energy intensity. For developing markets, Ingersoll Rand is in a position to enable growth in a less energy intensive way.

Solution: Efficient and Intelligent Buildings—Engaging U.S. Policy Makers and Customers on the Future of Energy Efficiency in Buildings

Adding an expert voice to the energy efficiency issue is just as important as providing the solutions. Chairman and Chief Executive Officer Mike Lamach participated in an event held in Charlotte, North Carolina during the 2012 U.S. Democratic National Convention. Ingersoll Rand, the U.S. Green Building Council (USGBC) and the International Facility Management Association (IFMA) hosted the event, "Building the Future of Energy Efficiency." Ninety-five elected officials, industry leaders, members of the media and Ingersoll Rand leaders attended. The event educated our customers, elected officials and special guests such as General (Ret.) Wesley Clark about the value of energy efficiency in buildings.

Lamach stressed the importance of making current and future building infrastructure more intelligent and efficient, providing the most immediate and tangible returns for business and government. With the instability of energy costs and global challenge of climate change, energy efficiency provides the opportunity to invest available capital in growth, to innovate and create new jobs. Ingersoll Rand supports a combined approach of new building codes, incentives and public disclosure to help make buildings more energy efficient. This approach allows businesses to manage energy costs and reduce buildings' environmental footprints.



Retired General Wesley Clark speaking at the event, "Building the Future of Energy Efficiency."

Challenge: Rapid Urbanization in Emerging Markets

Urbanization is accelerating in developing markets. In Asia, more than 50 percent of the population is expected to be living in urban communities by 2020. Successfully addressing energy efficiency is a key lever to enable growth in these dynamic regions in a less energy intensive way.



Allen Ge, President of Climate Solutions in Asia Pacific, and Mike Lamach met with Qiu Baoxing, Vice Minister of Ministry of Housing and Urban-Rural Development, to discuss the Ministry's policies to encourage energy-saving building initiatives and how an industry leader like Ingersoll Rand can help support an energy-efficient future in China.

Solution: Providing China Innovative and Efficient Solutions

In 2012, our Trane China Controls and Contracting team created an innovative solution for a customer by building a pre-packaged chiller plant for their new baby care manufacturing facility in South China. This system integrates proven chiller technology, efficient systems design, and advanced controls to produce and distribute chilled water in the most energy efficient and cost effective way. This innovation is 20 percent more energy efficient and can save up to 40 percent on installation costs when compared to conventional solutions. By delivering a pre-packaged system, our chiller plant provides significant savings on materials and labor, keeping the project under budget and on schedule.

Located in the Yunnan province in southwest China, the Kunming International Airport opened in 2012 to meet the rising demand for air travel associated with rapid urbanization. The airport is regarded as a major hub and the fourth largest airport in the country. Ingersoll Rand Security Technologies partnered with Kunming International Airport, providing closed-system television monitoring, access control and intrusion alert systems to ensure the safety and security of employees and travelers.

Challenge: Delivering Food and Perishables

Rapid urbanization is increasing the distance to market and limiting the availability of fresh, safe food. Safe and efficient transportation of fresh food and perishables is critical to the health and vitality of global urban centers around the world.



Thermo King's UT series, introduced in Europe in 2012, is lighter, quieter and more fuel efficient to allow optimum load management while maximizing fleet profitability.

Solution: Thermo King Refrigeration Solutions

Thermo King's refrigeration solutions ensures efficient supply of perishables and fresh food. Thermo King's new UT series, which is 10 percent more efficient than its predecessor, responds to high-volume specialty cargo transport needs such as meats and fresh produce. The units' undermount application also maximizes available cargo space, enabling more room for food transport. A standard in-cab display shows information in symbols which can be understood by operators across the globe. These innovations reduce operating costs and provide a solution for food transport operators globally.

Leadership

"I have been very impressed with Mike and the leadership team. It's clear they take the three enterprise initiatives seriously. Their commitment resulted in real progress—which cannot be said about all strategic plans."

- Dr. Jared Cohon, Ingersoll Rand Board Member, President of Carnegie Mellon University

Delivering Results

Premier performing companies are able to deliver results for customers, shareholders and employees consistently over time. In 2012, Ingersoll Rand delivered on our commitments while systematically re-engineering our business processes, shaping our culture and improving how we implement innovation within the company. In this section, Ingersoll Rand leaders discuss what we have achieved in executing against our three enterprise strategies.



(From Left to Right): M. Stephen Hagood, Vice President and Chief Information Officer (back); Venkatesh Valluri, President, Ingersoll Rand India; Jeff Zhenning Song, President, Ingersoll Rand China; John W. Conover IV, Senior Vice President and President, Security Technologies; Paul A. Camuti, Senior Vice President, Innovation and Chief Technology Officer; Michael W. Lamach, Chairman and Chief Executive Officer; Marcia J. Avedon, Senior Vice President, Human Resources and Communications; Didier P.M. Teirlinck, Senior Vice President and President, Climate Solutions; Steven R. Shawley, Senior Vice President and Chief Financial Officer; Robert L. Katz, Senior Vice President and General Counsel; Robert G. Zafari, Senior Vice President and President, Industrial Technologies; (back), Todd D. Wyman, Senior Vice President, Global Operations and Integrated Supply Chain; Gary S. Michel, Senior Vice President and President, Residential Solutions

Achieving Operational Excellence

Todd Wyman, Senior Vice President, Global Operations and Integrated Supply Chain

"In 2012, we achieved more than 70 percent operating leverage through operational excellence and margin expansion activities. By centralizing our procurement processes, we are rationalizing the thousands of suppliers we do business with. This favorably impacts our bottom line and allows us to provide more predictable delivery for our customers. Our operational excellence approach also enabled us to make progress with our sustainability efforts. We are well on the path to meet our goals around waste and energy reduction, improving our financial and environmental performance."

Growth through Innovation

Paul Camuti, Senior Vice President, Innovation and Chief Technology Officer

"Last year, we laid the foundation to build our capability to innovate in emerging markets by creating a comprehensive innovation system. In 2012, 24 percent of revenue came from products less than three years old. By having a consistent way to prioritize and invest in new technologies, we will bring greater value for customers and accelerate the time that new products and services are launched into the marketplace."

Building a Progressive, Diverse and Inclusive Culture

Neddy Perez, Vice President, Diversity and Inclusion

"In 2012, we focused on strengthening the integration and alignment of our three enterprise strategies. In reality, these three enterprise strategies are designed to support each other. An inclusive and diverse culture strengthens employee engagement—which enhances innovative thinking, brings new perspectives and creates a sense of ownership of results among our employees. We listen to our people and incorporate their ideas to improve operations. Through this engagement, we can harvest ideas for product and service innovation."

Sustainability Council

Ingersoll Rand's Sustainability Strategy Council includes senior leaders from multiple businesses and functions who set the priorities and deliver advice on key sustainability initiatives. The Council meets quarterly to discuss strategic opportunities and to integrate sustainability into Ingersoll Rand's overall business strategy.

Center for Energy Efficiency and Sustainability (CEES)

Ingersoll Rand established the CEES to further drive energy efficiency and sustainability into our innovation pipeline, manufacturing operations and employee education initiatives. We believe that premier performance and enduring results will come from addressing urgent global, social and environmental challenges in a way that is valuable to our customers.

About Us

The Ingersoll Rand Commitment

We are passionate about building a better future—a world of sustainable progress and enduring results. We inspire progress through unleashing the potential in people and technologies to advance the quality of life. By making environments safe, comfortable and efficient, we enable our customers to achieve real progress and create a positive impact in the world.

At Ingersoll Rand, we promote five values: Integrity, Respect, Innovation, Courage and Teamwork, and we act with our competencies in mind: Model our Values; Inspire our People; Focus on Customers; Create Long-Term Value and Deliver Premier Performance.

Engaging Customers

Our diverse products, services and operations reach thousands of customers, employees, shareholders and communities every year. These groups directly influence Ingersoll Rand's ability to deliver results to stakeholders across the globe and advance the quality of life. Stakeholder engagement helps us better understand critical issues and interests of these various parties.

Improving the customer experience by ensuring customer satisfaction and loyalty continues to be one of our highest priorities. In 2012, we made significant progress with customer satisfaction by focusing on delivery and product quality. We improved delivery performance by more than 70 percent, ending the year at one day past due, and improved our cost of poor quality performance by nearly 20 percent. We are engaging our distribution networks and customers to further improve our results and identify additional steps we can take to enhance the customer experience.

MB Air Systems

MB Air Systems is part of Ingersoll Rand's distributor network in Europe and focuses primarily on the sales, service and aftermarket of compressed air systems and industrial lifting equipment. In 2012, MB Air Systems became an inaugural member to Ingersoll Rand's European Distributor Advisory Council. This council enhances communications between Ingersoll Rand and the 10 best-in-class distributors in Europe. Strengthening our connection with key distributors enhances the manufacturer-distributor relationship and promotes a consistent source of recurring revenue as well as a common platform to share ideas. MB Air Systems commended Ingersoll Rand for the creation of this council and the efforts made to reduce feedback time, demonstrate leadership and strengthen relationships with channel partners and distributors.

"Ingersoll Rand excels at listening to customers and partners to uncover new opportunities to innovate and develop intimate customer relationships."

- Kommie Yousef-Nejad, Director, MB Air Systems

Achieving Operational Excellence

Ingersoll Rand's focus on operational excellence drives growth and improves operational performance including financial, safety and environmental results across the enterprise.

Our global strategy is rooted in continuous improvement and focuses on standardizing work flows and processes to work better, faster and more efficiently. This approach delivers results for our employees, customers and shareholders. Going forward, we continue to focus on opportunities to improve our operations.

Our focus on lean within our value streams continues to improve the customer experience. In 2012, we reduced our value stream past due days to nearly one day, achieved a 40 percent reduction in cycle time and experienced a higher employee engagement score as a result.

Our plant in Taicang, China made significant improvements in our value streams. By localizing suppliers, we were able to provide a 30 percent shorter lead time and 31 percent cost reduction. This program is on target to save more than $52 million through 2013.

By creating standard processes and improving flow of information, we reduced the time required to complete a customer order by 90 percent at our Campbellsville, Kentucky plant, which grew revenue by 11 percent year-over-year.

We are dedicated to building internal capability by making sure that we have the right skills to accelerate our improvement. Our problem-solving training program launched in 2012 helped equip employees with basic lean tools to identify and solve problems effectively. Partnering with APICS The Association for Operations Management to elevate our materials management enabled us to improve our delivery performance in 2012 by more than 70 percent.

Safety

Creating and sustaining a zero-incident culture is a top priority for everyone in the company. A safe work environment is essential to delivering positive results for our customers, shareholders and employees.

In 2012, we continued to make progress in our key safety metrics, aspiring to the five-year goal we set in 2009 of reducing our total recordable incident rate by 67 percent by 2013.

We reduced our lost-time incident rate (LTIR) by 14 percent and total recordable incident rate (TRIR) by 5 percent over 2011. To continue improving our results, we are reinforcing a zero-incident culture throughout the company. Our efforts to improve safety are a core component of our future success.

Energy and Climate Change

As a world leader in providing energy-efficiency solutions for our customers, Ingersoll Rand believes improving our operations' energy efficiency and reducing our carbon footprint are company responsibilities.

Ingersoll Rand reduced energy use, normalized by net revenue, by 30 percent since 2009 and absolute energy use by 18 percent overall. We were effective in reducing overall energy consumption with increased production globally. Ingersoll Rand remains committed to optimizing our energy consumption to reduce our environmental footprint and maximize operational efficiency at our facilities around the globe.

Absolute Energy Use (Billion BTU)

2012	2011	2010	2009
4,387	4,651	5,414	5,340

Normalized Energy Use (Billion BTU)

2012	2011	2010	2009
313	333	420	445

Absolute Greenhouse Gas Emissions (Thousand Metric Tons)

2012	2011	2010	2009
710	728	810	866

Normalized Greenhouse Gas Emissions (Thousand Metric Tons)

2012	2011	2010	2009
51	52	63	72

Waste and Recycling

Reducing our waste has a positive impact on both the environment and our economic performance. Ingersoll Rand aspires to produce zero waste at our operating facilities around the world. Through actively engaged Green Teams and performing rapid improvement events, Ingersoll Rand continues to find ways to reduce, reuse and recycle our waste.

In 2012, we realized a 24 percent reduction in hazardous waste and a 15 percent reduction in non-hazardous waste-to-landfill.

Hazardous Waste (Metric Tons)

2012	2011	2010
1,467	1,920*	2,622

Non-Hazardous Waste (Metric Tons)

2012	2011	2010
9,853	11,644	14,947

*2011 total hazardous waste is restated due to improvements resulting from audits of prior data.

Sustainability Listing


Dow Jones
Sustainability Indexes
Member 2012/13

Dow Jones Sustainability Index

Sustainability rankings like the Dow Jones Sustainability Index (DJSI) help drive performance by benchmarking peer companies with a common set of metrics. In 2012, we once again were honored to be listed on both the Dow Jones World and North America Sustainability Indexes. Although we recognize there is more work to do, we continue to improve year-over-year. Participating in the DJSI requires an annual review of our systems and processes to manage financial and non-financial risks and opportunities. We utilize this framework as a way to measure our sustainability performance, and we value the process as much as the recognition on the Index. Achieving premier performance drives us to create more sustainable outcomes at Ingersoll Rand.



Interested in learning more? Visit Ingersoll Rand's Sustainability Supplement online at www.ingersollrand.com/sustainabilitysupplement

Growth through Innovation

Growth through innovation, emerging markets and services requires understanding our customers, connecting our existing capabilities and delivering results in new and innovative ways.



One of Ingersoll Rand's more than 4,000 engineers conducts quality control testing.

Core to our innovation strategy, we remain focused on delivering energy-efficient solutions to our customers. Virtually all product designs developed in 2012 focused on improving energy efficiency.

In 2012, we made considerable capital investments in strengthening our research and development. We opened a new laboratory in the Czech Republic and expanded our capabilities in China, further increasing the energy efficiency of our product offerings. These laboratories are specifically dedicated to research, development and testing, allowing us to improve time to market and react quickly to changing customer demands while developing local solutions required by the European and Asian markets.

"In 2012, we improved our innovation capabilities in emerging markets. Our research and design centers in China and the Czech Republic will help advance new innovations customized for local market demands."

- Paul Camuti, Senior Vice President, Innovation and Chief Technology Officer

Ingersoll Rand Product Development Process

Innovation drives our ability to advance the quality of life and deliver results to our customers. In 2012, we launched the Ingersoll Rand Product Development Process (PDP) to create efficiency and productivity in product development. We follow the PDP process to assess risk, sustainability and intellectual property throughout the entire product development cycle.

This new process applies a consistent methodology to track the total revenue potential of all projects, ensuring adequate resources are allocated to innovation and our project pipeline will support revenue goals. In addition, we embed sustainability at the start of product development. Ingersoll Rand's PDP will address customer needs while reducing our product offerings' overall environmental footprint.



Ingersoll Rand performs in-depth audits of compressed air systems to achieve optimal performance. These audits are one way we strengthen our customer relationships by delivering positive results toward their sustainability performance.



The Trane XL20i Heat Pump is just one of the high-efficiency products visible at the VISION House® in INNOVENTIONS® presented by Green Builder® Media.

Expanding Relationships through Innovative Services

Ingersoll Rand's relationship with BASF spans 150 BASF manufacturing sites throughout North America. Together, Ingersoll Rand and BASF have completed nearly 50 energy audits surveying compressed air systems resulting in $6 million savings in operating expenditures. During the audits, BASF discovered it was overusing nitrogen and, as a result, switched to compressed air which provides the same result at one-seventh of the cost. This success resulted in an expanded relationship, providing another brand, Trane, the opportunity to perform 15 additional energy audits at smaller BASF facilities. In addition, our Security Technologies sector works with BASF globally as their locking and access control partner.

"Ingersoll Rand is a great partner that provides unmatched customer service. Our account manager contacts me when we open up new operations to help us sidestep the wrong path and avoid future costs. I wish our other service providers provided the same level of service and trust."

- Tom Theising, Energy Manager, BASF Chemical Company

VISION House® in INNOVENTIONS Attraction at *Epcot*® Presented by Green Builder® Media

Ingersoll Rand is demonstrating our commitment to sustainability and delivering the ultimate customer experience through the VISION House® presented by Green Builder® Media, which opened on Earth Day 2012. The VISION House® offers guests the opportunity to experience our home intelligence system. Guests enter the home and learn how a mobile device can turn on lights, open the door, or check on family members. They finish the tour with a view of the highest-efficiency Trane air conditioning unit.

Since opening, the VISION House® has educated guests about how various products can help them create a more sustainable home and how they can save money while saving the planet. The exhibit displays Ingersoll Rand's innovative, energy-saving and intelligent products that homeowners can implement themselves.

Nexia™ Home Intelligence

Run the most important systems at home—thermostats, locks, lights and cameras—from anywhere with Nexia™ Home Intelligence. Supported by leading brands Schlage® and Trane®, Nexia continuously introduces new features and products allowing homeowners to run their home from wherever.

Building a Progressive, Diverse and Inclusive Culture

Ingersoll Rand is strengthened by the diverse perspectives, cultural heritages and experiences of our people, and we support their personal and professional growth as their ideas become the innovative products and solutions of the future.



Members of the Ingersoll Rand Black Employee Network review results from their 2012 employee retention study to identify opportunities for professional development training.

Rewarding Workplace

It is important to us to provide a work environment that supports employees' personal and professional goals. Ingersoll Rand provides much more than competitive compensation and benefits to allow employees to make progress in their lives. From comprehensive learning, development and career opportunities, to wellness and financial planning support, to community involvement activities, the value of being part of Ingersoll Rand goes far beyond the paycheck.

Diversity and Inclusion

The diversity of our workforce powers our global success and enables us to deliver results to the markets we serve. In 2012, we made positive strides in evolving our culture and Ingersoll Rand expects to further enhance our diversity and inclusion initiatives.

Demonstrating our continued commitment to diversity and inclusion, we expanded our employee resource groups (ERGs). In 2012, ERGs for women expanded globally and ERGs for New Hires and Veterans were created. These groups serve as a catalyst for employees to share ideas, celebrate differences, and appreciate the strength and value of a diverse workforce. ERGs are open to all employees and are not restricted by a particular ethnicity, gender, or sexual orientation to join.

Flexible Working Program

Ingersoll Rand established flexible time programs in our Annandale, New Jersey; Carmel, Indiana; Davidson, North Carolina and Indian offices. We align our focus on the quality of work and meeting customer expectations knowing that it does not always matter where the work or the time of day it gets done. This gives our employees a sense of trust and respect in their roles at Ingersoll Rand. The program has garnered positive results, including reduced transportation costs for employees and a more engaged and productive workforce for Ingersoll Rand.

Women's Network

The Women's Network went global in 2012 and has nearly 1,700 members and 10 chapters around the world. The network is active in engaging all employees with meaningful events, networking and professional development opportunities, guest speakers, content and resources.

Health and Wellness

Ingersoll Rand helps employees and their families make well-being a priority, in turn, creating a healthy and productive workforce. Health Progress is our health and productivity program, designed to empower participants to improve their health and well-being. The program takes a holistic approach to address individual needs. Core components include biometric health screening, well-being assessment, well-being plan, wellness coaching, condition management, back pain program, HealthMiles activity program and the QuitNet tobacco cessation program. Approximately 10,000 employees participate in the program. Heath Progress-sponsored education is also offered to employees globally for World No Cancer Day, World No Smoking Day and World Mental Health Day.

Employee Engagement

Highly engaged employees help build and sustain a culture where people want to work and are excited to deliver great results. In return, employees have a positive impact on our relationships with customers, suppliers and communities. We understand, appreciate and embrace our differences at Ingersoll Rand, and use these strengths to continuously improve our business.

In 2012, we conducted an engagement survey of approximately 43,000 employees, representing a 91 percent response rate. Although significant actions followed the 2010 survey and many categories showed improvement, our overall 2012 employee engagement score remained flat. We aim to raise our overall score by at least two points in 2013.

We have implemented a new approach to employee engagement that encourages managers to demonstrate authentic leadership and drive engagement locally. Our approach provides coaching to help managers engage employees on what matters most to them. This local accountability will drive more tailored and meaningful actions.

$5.3 million

In 2012, we donated more than $5.3 million in philanthropic gifts and our employees volunteered more than 12,400 hours to positively impact communities across the globe—an 8 percent increase over last year.

Green Teams

One of our most successful engagement programs is our Green Teams. These volunteer teams are focused on reducing Ingersoll Rand's environmental footprint and improving overall operations.

Green Team Major Milestones

Growth of Green Teams


2010 25
2011 52
2012 110

Measured Impact

- 2,470,000 lbs. of reduced waste to landfill
- 5,650 metric tons CO_2 emissions reduced
- 37 billion BTUs energy conserved
- $770,000 in annual savings associated with Green Team projects
- Nearly 7,000 employees actively engaged in more than 450 sustainability projects, Green Team activities or events

Community Investment

Advancing the quality of life requires taking an active role in providing solutions that address social issues impacting our company and communities. We emphasize investments that lead to positive and measurable changes in people, communities and our environment. In 2012, we refined the Ingersoll Rand Foundation's purpose, giving priorities and processes. The Foundation advances our efforts to create a world of sustainable progress through our charitable partnerships. We are creating a mutually beneficial relationship with the communities in which we operate. Doing so engages employees and sustains trust and credibility in our external relationships.

Red Cross



American Red Cross

In 2012, Ingersoll Rand developed a mutually beneficial long-term partnership with the Red Cross. Through our gift of $250,000 to the Disaster Responders program, Ingersoll Rand helps secure a reliable funding base for disaster relief services that enables the Red Cross to respond immediately to individuals and families impacted by disaster anywhere in the world, regardless of cost.

Vision

A world of sustainable progress and enduring results.

Purpose

We advance the quality of life by creating and sustaining safe, comfortable and efficient environments.

Values

Integrity: We act with the highest ethical and legal standards in everything we do.

Respect: We respect and value the worth of all people, cultures, viewpoints and backgrounds.

Teamwork: We work together and share resources to provide greater value to our customers, employees, business partners and shareholders.

Innovation: We use our diverse skills, talents and ideas to develop customer-driven, innovative and imaginative solutions.

Courage: We speak up for what we believe is right and take measured risks to create progress.



2013 Notice and Proxy Statement



Ingersoll-Rand plc
Registered in Ireland No. 469272

U.S. Mailing Address:
One Centennial Avenue
Piscataway, NJ 08854
(732) 652-7000

NOTICE OF 2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting of Shareholders of Ingersoll-Rand plc (the "Company") will be held on Thursday, June 6, 2013, at 2:30 p.m., local time, at Adare Manor Hotel, Adare, County Limerick, Ireland, to consider and vote upon the following proposals:

1. By separate resolutions, to re-elect as directors for a period of 1 year expiring at the end of the Annual General Meeting of Shareholders of Ingersoll-Rand plc in 2014, the following 12 individuals:

(a) Ann C. Berzin
(b) John Bruton
(c) Jared L. Cohon
(d) Gary D. Forsee
(e) Edward E. Hagenlocker
(f) Constance J. Horner
(g) Michael W. Lamach
(h) Theodore E. Martin
(i) Nelson Peltz
(j) John P. Surma
(k) Richard J. Swift
(l) Tony L. White

2. To give advisory approval of the compensation of the Company's named executive officers.
3. To approve the appointment of PricewaterhouseCoopers as independent auditors of the Company and authorize the Audit Committee of the Board of Directors to set the auditors' remuneration.
4. To approve the Company's Incentive Stock Plan of 2013.
5. To amend the Company's Articles of Association to give the Board of Directors authority to declare non-cash dividends. *(Special Resolution)*
6. To approve a capital reduction and creation of distributable reserves. *(Special Resolution)*
7. To amend the Company's Articles of Association to expand the authority to execute instruments of transfer. *(Special Resolution)*
8. To amend the Company's Articles of Association to provide for escheatment in accordance with U.S. laws. *(Special Resolution)*
9. To conduct such other business properly brought before the meeting.

Only shareholders of record as of the close of business on April 8, 2013, are entitled to receive notice of and to vote at the Annual General Meeting. **Whether or not you plan to attend the meeting, please provide your proxy by either using the Internet or telephone as further explained in the accompanying proxy statement or filling in, signing, dating, and promptly mailing a proxy card.**

Directions to the meeting can be found in Appendix A of the attached Proxy Statement.

Registered Office:

170/175 Lakeview Dr.
Airside Business Park
Swords, Co. Dublin
Ireland

By Order of the Board of Directors,

BARBARA A. SANTORO

Vice President—Corporate Governance and Secretary

IF YOU ARE A SHAREHOLDER WHO IS ENTITLED TO ATTEND AND VOTE, THEN YOU ARE ENTITLED TO APPOINT A PROXY OR PROXIES TO ATTEND AND VOTE ON YOUR BEHALF. A PROXY IS NOT REQUIRED TO BE A SHAREHOLDER IN THE COMPANY. IF YOU WISH TO APPOINT AS PROXY ANY PERSON OTHER THAN THE INDIVIDUALS SPECIFIED ON THE PROXY CARD, PLEASE CONTACT THE COMPANY SECRETARY AT OUR REGISTERED OFFICE.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 6, 2013

The Annual Report and Proxy Statement are available at www.proxyvote.com.

The Notice of Internet Availability of Proxy Materials, or this Notice of 2013 Annual General Meeting of Shareholders, the Proxy Statement and the Annual Report are first being mailed to shareholders on or about April 25, 2013.

TABLE OF CONTENTS

SUMMARY INFORMATION

This summary highlights information contained elsewhere in this Proxy Statement. For more complete information about these topics, please review Ingersoll-Rand plc's Annual Report on Form 10-K and the entire Proxy Statement.

Annual General Meeting of Shareholders

Date and Time:	June 6, 2013 at 2:30 p.m., local time
Place:	Adare Manor Hotel Adare, County Limerick Ireland
Record Date:	April 8, 2013
Voting:	Shareholders as of the record date are entitled to vote. Each ordinary share is entitled to one vote for each director nominee and each of the other proposals.
Attendance:	All shareholders may attend the meeting.

Meeting Agenda and Voting Recommendations

The Board of Directors recommends that you vote "For" each of the following items that will be submitted for shareholder approval at the Annual General Meeting.

Agenda Item	Vote Required	Page
Election of 12 directors named in the proxy statement.	Majority of votes cast	4
Advisory approval of the compensation of the Company's named executive officers.	Majority of votes cast	10
Approval of appointment of PricewaterhouseCoopers LLP as the Company's independent auditors and authorize the Audit Committee to set auditors' remuneration.	Majority of votes cast	11
Approval of the Company's Incentive Stock Plan of 2013.	Majority of votes cast	13
Amendment of the Company's Articles of Association to give the Board of Directors authority to declare non-cash dividends. (*Special Resolution*)	75% of votes cast	18
Approval of a capital reduction and creation of distributable reserves. (*Special Resolution*)	75% of votes cast	19
Amendment of the Company's Articles of Association to expand the authority to execute instruments of transfer. (*Special Resolution*)	75% of votes cast	20
Amendment of the Company's Articles of Association to provide for escheatment in accordance with U.S. laws. (*Special Resolution*)	75% of votes cast	21

Corporate Governance Highlights

- Substantial majority of independent directors (11 of 12)
- Annual election of directors
- Majority vote for directors
- Independent Lead Director
- Board oversight of risk management
- Succession planning at all levels, including for Board and CEO
- Annual Board and committee self-assessments
- Executive sessions of non-management directors
- Continuing director education
- Executive and director stock ownership guidelines
- Board oversight of sustainability program

Proxy Statement

Director Nominees

Set forth below is summary information about each director nominee.

Nominee	Age	Director Since	Principal Occupation	Independent	Committee Memberships
Ann C. Berzin	61	2001	Former Chairman and CEO of Financial Guaranty Insurance Company	✓	• Audit • Finance
John Bruton	65	2010	Former Prime Minister of the Republic of Ireland	✓	• Compensation • Corporate Governance and Nominating
Jared L. Cohon	65	2008	President of Carnegie Mellon University	✓	• Compensation • Corporate Governance and Nominating
Gary D. Forsee	63	2007	Former President of University of Missouri System	✓	• Compensation • Corporate Governance and Nominating (Chair)
Edward E. Hagenlocker	73	2008	Former Vice Chairman of Ford Motor Company	✓	• Audit • Finance
Constance J. Horner	71	1994	Former Commissioner of U.S. Commission on Civil Rights	✓	• Compensation • Corporate Governance and Nominating
Michael W. Lamach	49	2010	Chairman and CEO of Ingersoll-Rand plc		
Theodore E. Martin	73	1996	Former President and CEO of Barnes Group Inc.	✓	• Audit • Finance
Nelson Peltz	70	2012	CEO of Trian Fund Management, L.P.	✓	• Finance • Corporate Governance and Nominating
John P. Surma	58	2013	Chairman and CEO of United States Steel Corporation	✓	• Audit • Finance
Richard J. Swift	68	1995	Former Chairman of Financial Accounting Standards Advisory Council	✓	• Audit (Chair) • Finance
Tony L. White	66	1997	Former Chairman and CEO of Applied Biosystems Inc.	✓	• Compensation (Chair) • Corporate Governance and Nominating

Advisory Approval of Our Executive Compensation

We are asking for your advisory approval of the compensation of our named executive officers. While our Board of Directors intends to carefully consider the shareholder vote resulting from the proposal, the final vote will not be binding on us and is advisory in nature. Before considering this proposal, please read our Compensation Discussion and Analysis, which explains our executive compensation programs and the Compensation Committee's compensation decisions.

Executive Compensation

Pay-for Performance

Our executive compensation programs are based on the principles of (i) program competitiveness, (ii) pay for performance, (iii) appropriate mix of short and long-term incentives, (iv) internal parity, (v) shareholder alignment and (vi) alignment with business strategies. Consistent with these principles, the Compensation Committee has adopted executive compensation programs with a strong link between pay and achievement of short and long-term Company goals.

2012 Results

In a year with a challenging business environment, we achieved solid financial performance in the key operating metrics that are aligned with our business strategy. In particular, we achieved the following results in 2012:

- Adjusted annual revenue of $14.035 billion, an increase of 0.09% over 2011;
- Adjusted operating income margin of 10.8%, an increase of 0.2 percentage points from 10.6% in 2011;
- Adjusted available cash flow of 111.5% of after-tax income;
- Adjusted earnings per share ("EPS") of $3.29, an increase of 22.76% over 2011;
- Relative 3-year EPS growth (2010 - 2012) of 138.41%, which ranks at approximately the 75th percentile of the companies in the S&P 500 Industrial Index; and
- Total shareholder return of 59.5%.

Based on our 2012 results, we achieved:

- a financial score of 77.94% of target for the enterprise under our annual incentive program (Annual Incentive Matrix or "AIM");
- an AIM financial score of 0.00% and 132.96% of target for Climate Solutions and Residential Solutions, respectively, two of our four sectors whose presidents were named executive officers in 2012; and
- 199% of target for our 2010 to 2012 performance share units.

Approval of Appointment of Independent Auditors

We are asking you to approve the appointment of PricewaterhouseCoopers LLP ("PwC") as our independent auditors for 2013 and to authorize the Audit Committee to set PwC's remuneration.

Approval of the Company's Incentive Stock Plan of 2013

The Board of Directors believes that maintaining an equity compensation plan is an important means of attracting, retaining and motivating key personnel and is necessary for us to achieve superior performance in the future. As such, we are asking you to approve the Incentive Stock Plan of 2013 ("2013 Plan"), which would replace the Incentive Stock Plan of 2007 ("2007 Plan"). The 2013 Plan is intended to continue the incentive arrangements of the 2007 Plan. The 2013 Plan covers 20,000,000 ordinary shares. Upon shareholder approval of the 2013 Plan, no further grants will be made under the 2007 Plan except for any off-cycle grants made at the June 6, 2013 meeting of our Compensation Committee. Approximately 2,700,000 shares remaining under the 2007 Plan will no longer be available for new awards upon shareholder approval of the 2013 Plan.

Amendment of Articles of Association to give the Board of Directors Authority to Declare Non-Cash Dividends

We are asking you to approve an amendment to the Articles of Association to provide the Board of Directors with the authority to declare non-cash dividends. This authority is common for boards of directors of companies listed on the New York Stock Exchange.

Capital Reduction and Creation of Distributable Reserves

We are asking you to approve the reduction of our share capital and the creation of additional distributable reserves in the amount of approximately $8.7 billion. The creation of these distributable reserves will allow the Company to maintain its ability to make future distributions to shareholders.

Amendment of Articles of Association to Expand the Authority to Execute Instruments of Transfer

We are asking you to approve an amendment to the Articles of Association to allow the Company's Secretary and Assistant Secretary to delegate the power to execute instruments of transfer, which are required under Irish law in connection with each transfer of shares on our register of members. This amendment will allow greater efficiency and flexibility in creating these instruments of transfer.

Amendment of Articles of Association to Provide for Escheatment in Accordance with U.S. laws

We are asking for you to approve an amendment to the Articles of Association to harmonize our obligations under Irish law with our obligations under U.S. laws related to unclaimed property.

2014 Annual Meeting

Deadline for shareholder proposals for inclusion in the proxy statement:	December 26, 2013
Deadline for business proposals and nominations for director:	March 7, 2014



Ingersoll-Rand plc

U.S. Mailing Address:
One Centennial Avenue
Piscataway, NJ 08855
(732) 652-7000

PROXY STATEMENT

In this Proxy Statement, "Ingersoll Rand," the "Company," "we," "us" and "our" refer to Ingersoll-Rand plc, an Irish public limited company. This Proxy Statement and the enclosed proxy card, or the Notice of Internet Availability of Proxy Materials, are first being mailed to shareholders of record on April 8, 2013 (the "Record Date") on or about April 25, 2013.

PROPOSALS REQUIRING YOUR VOTE

Item 1. Election of Directors

The Company uses a majority of votes cast standard for the election of directors. A majority of the votes cast means that the number of votes cast "for" a director nominee must exceed the number of votes cast "against" that director nominee. Each director of the Company is being nominated for election for a one-year term beginning at the 2013 Annual General Meeting of Shareholders to be held on June 6, 2013 (the "Annual General Meeting") and expiring at the end of the 2014 Annual General Meeting of Shareholders.

Under our articles of association, if a director is not re-elected in a director election, the director shall retire at the close or adjournment of the Annual General Meeting. Each director standing for election was elected as a director at our 2012 Annual General Meeting, other than Mr. Peltz, who was appointed to the Board of Directors in August 2012, and Mr. Surma, who was appointed to the Board of Directors effective January 2013. Messrs. Peltz and Surma were appointed to the Board based on the recommendation of the Corporate Governance and Nominating Committee. Mr. Peter Godsoe is retiring at the Annual General Meeting in accordance with our Corporate Governance Guidelines due to his attaining the age 75 prior to such meeting.

The Board of Directors recommends a vote FOR the directors nominated for election listed under proposals 1(a) through (l) below.

(a) Ann C. Berzin – age 61, director since 2001

- Chairman and Chief Executive Officer of Financial Guaranty Insurance Company (insurer of municipal bonds and structured finance obligations), a subsidiary of General Electric Capital Corporation, from 1992 to 2001.
- Current Directorships:
  - Exelon Corporation
- Other Directorships Held in the Past Five Years:
  - Constellation Energy Group, Inc.
  - Kindred Healthcare, Inc.

Ms. Berzin's extensive experience in finance at a global diversified industrial firm and her expertise in complex investment and financial products and services bring critical insight to the Company's financial affairs, including its borrowings, capitalization, and liquidity. In addition, Ms. Berzin's relationships across the global financial community strengthen Ingersoll Rand's access to capital markets. Her board memberships provide deep understanding of trends in the energy and healthcare sectors, both of which present ongoing challenges and opportunities for Ingersoll Rand.

(b) John Bruton – age 65, director since 2010

- European Union Commission Head of Delegation to the United States from 2004 to 2009.
- Prime Minister of the Republic of Ireland from 1994 to 1997.
- Current Directorships:
  - Montpelier Re Holding Ltd.
- Other Directorships Held in the Past Five Years: None

Mr. Bruton's long and successful career of public service on behalf of Ireland and Europe provides extraordinary insight into critical regional and global economic, social and political issues, all of which directly influence the successful execution of the Company's strategic plan. In particular, Mr. Bruton's leadership role in transforming Ireland into one of the world's leading economies during his tenure, as well as in preparing the governing document for managing the Euro, lend substantial authority to Ingersoll Rand's economic and financial oversight.

(c) Jared L. Cohon – age 65, director since 2008

- President of Carnegie Mellon University since 1997 and also appointed Professor of Civil and Environmental Engineering and Professor of Engineering and Public Policy.
- Current Directorships:
  - Lexmark, Inc.
- Other Directorships Held in the Past Five Years:
  - Trane Inc. (formerly American Standard)
- Other Activities:
  - Appointed by President George W. Bush to serve on his Homeland Security Advisory Council in 2002 and reappointed in 2010 by President Barack Obama.

Dr. Cohon's extensive career in academics, including 15 years as president of an institution known throughout the world for its leadership in the fields of computer science, robotics, and advanced-technology teaching and research, offers the Company tremendous insight into the latest developments in areas critical to commercial innovation and manufacturing process improvement. A member of the National Academy of Engineering, Dr. Cohon is a recognized authority on environmental and water resources systems analysis and management. As such, Dr. Cohon also brings unique perspectives on sustainable business practices, both within our own operations and on behalf of our customers and communities. In 2008 and 2009, at the request of Congress, Dr. Cohon chaired the National Research Council Committee that produced the report, "Hidden Costs of Energy: Unpriced Consequences of Energy Production and Use." Finally, Dr. Cohon's more than nine years of service as a member of Trane Inc.'s (formerly American Standard) board of directors provides critical insight into that part of the Company's business.

(d) Gary D. Forsee – age 63, director since 2007

- President, University of Missouri System from 2008 to 2011.
- Chairman of the Board (from 2006 to 2007) and Chief Executive Officer (from 2005 to 2007) of Sprint Nextel Corporation (a telecommunications company).
- Current Directorships:
  - Great Plains Energy Inc.
- Other Directorships Held in the Past Five Years: None
- Other Activities:
  - Trustee, National Board of Trustees, Boy Scouts of America
  - Trustee, Midwest Research Institute
  - Trustee, University of Missouri - Kansas City Foundation


Proxy Statement

In addition to his broad operational and financial expertise, Mr. Forsee's experience as chairman and chief executive officer with the third largest U.S. firm in the global telecommunications industry offers a deep understanding of the challenges and opportunities within markets experiencing significant technology-driven change. His recent role as president of a major university system provides insight into the Company's talent development initiatives, which remain a critical enabler of Ingersoll Rand's long-term success. Mr. Forsee's membership on the board of an energy services utility also benefits the Company as it seeks to achieve more energy-efficient operations and customer solutions.

(e) Edward E. Hagenlocker – age 73, director since 2008

- Vice-Chairman of Ford Motor Company (an automobile manufacturer) from 1996 until his retirement in 1999.
- Chairman of Visteon Automotive Systems (a manufacturer and supplier of automobile products) from 1997 to 1999.
- Current Directorships:
  - AmeriSourceBergen Corporation
- Other Directorships Held in the Past Five Years:
  - Alcatel-Lucent
  - Air Products and Chemicals, Inc.
  - Trane Inc. (formerly American Standard)

Mr. Hagenlocker's nearly 35 years in the automotive industry, including experience as the vice chairman of the largest independent U.S. automotive company and as chairman of a major automotive systems supplier, brings to Ingersoll Rand extensive expertise in global manufacturing, engineering, design, marketing and channel management, as well as consumer-focused business disciplines. Mr. Hagenlocker's seven years of service as a member of Trane Inc.'s (formerly American Standard) board of directors provides critical insight into that part of the Company's business. In addition, his board memberships include businesses engaged in the manufacture of specialty and atmospheric gases for industrial processes, which provides insight into new technologies for our operations, and pharmaceutical distribution and services, which enhances our understanding of trends and developments in the healthcare sector.

(f) Constance J. Horner – age 71, director since 1994


Proxy Statement

- Guest Scholar at the Brookings Institution (a non-partisan research institute) from 1993 to 2005.
- Commissioner of U.S. Commission on Civil Rights from 1993 to 1998.
- Assistant to the President and Director of Presidential Personnel from 1991 to 1993.
- Deputy Secretary, U.S. Department of Health and Human Services from 1989 to 1991.
- Current Directorships:
  - Pfizer Inc.
  - Prudential Financial, Inc.
- Other Directorships Held in the Past Five Years: None
- Other Activities:
  - Trustee, The Prudential Foundation
  - Fellow, National Academy of Public Administration

Ms. Horner's substantial leadership experience and public-policy expertise resulting from her service in two presidential administrations and several U.S. government departments provide Ingersoll Rand with important perspective on matters that directly affect the Company's operations and financial affairs. In particular, Ms. Horner has deep insight into employee relations, talent development, diversity, operational management and healthcare through her leadership positions at various federal departments and commissions. Ms. Horner's board memberships afford ongoing engagement in the areas of healthcare, risk management and financial services, all of which have a direct influence on Ingersoll Rand's success.

(g) Michael W. Lamach – age 49, Chairman since June 2010 and director since February 2010

- President and Chief Executive Officer (since February 2010) of the Company.
- President and Chief Operating Officer of the Company from February 2009 to February 2010.
- Senior Vice President and President, Trane Commercial Systems, of the Company from June 2008 to September 2009.
- Senior Vice President and President, Security Technologies, of the Company from February 2004 to June 2008.
- Current Directorships:
    - Iron Mountain Incorporated
- Other Directorships Held in the Past Five Years: None

Mr. Lamach's extensive career of successfully leading global businesses, including nine years with Ingersoll Rand, brings significant experience and expertise to the Company's management and governance. His 28 years of business leadership encompass global automotive components, controls, security and HVAC systems businesses, representing a broad and diverse range of products and services, markets, channels, applied technologies and operational profiles. In his most recent role as president and chief operating officer of the Company, he was instrumental in driving strong productivity improvement and cost savings across the Company's global operations. Mr. Lamach's board membership with a leading information management systems firm provides ongoing insight into trends and developments in the critical areas of data security and information protection and retention.

(h) Theodore E. Martin – age 73, director since 1996

- President and Chief Executive Officer of Barnes Group Inc. (manufacturer and distributor of automotive and aircraft components and maintenance products) from 1995 until his retirement in 1998.
- Current Directorships: None
- Other Directorships Held in the Past Five Years:
    - Applied Biosystems, Inc. (formerly known as Applera Corporation)
    - C. R. Bard, Inc.
    - Unisys Corporation
- Other Activities:
    - Chairman, Edna McConnell Clark Foundation



Mr. Martin's experience as chief executive officer of a diversified global industrial firm lends valuable and direct expertise across all aspects of Ingersoll Rand's operational and financial activities. In particular, Mr. Martin's leadership of a large industrial manufacturing organization provides practical insight to help drive the Company's long-term productivity initiatives. His board memberships, which include organizations at the forefront of healthcare products and information technology, enhance the Company's access to important developments in these sectors.

(i) **Nelson Peltz** – age 70, director since 2012

- Chief Executive Officer and a founding partner of Trian Fund Management, L.P. (a management company for various investment funds and accounts) since 2005.
- Chairman and Chief Executive Officer of Triarc Companies, Inc. (which owned consumer and industrial businesses) from 1993 to 2007.
- Current Directorships:
  - H.J. Heinz Company
  - Legg Mason, Inc.
  - The Wendy's Company, Inc. (Non-Executive Chairman)
- Other Directorships Held in the Past Five Years:
  - Trian Acquisition I Corp.

Mr. Peltz's experience as a successful investor provides the Company with a valuable investor's perspective on how to create value for shareholders. In addition, through his 40 years of experience in investing in and building companies, Mr. Peltz has strong operating experience and strategic planning skills that will benefit the Company's operational excellence initiatives and its long-term strategic planning.

(j) **John P. Surma**– age 58, director since 2013

- Chairman (since 2006) and Chief Executive Officer (since 2004) of United States Steel Corporation (a steel manufacturing company).
- Current Directorships:
  - Marathon Petroleum Corporation
  - MPLX LP (a publicly traded subsidiary of Marathon Petroleum Corporation)
- Other Directorships Held in the Past Five Years:
  - The Bank of New York Mellon Corporation
  - Calgon Carbon Corporation
- Other Activities:
  - Vice Chairman, U.S. President's Advisory Committee for Trade Policy and Negotiations
  - Director, Federal Reserve Bank of Cleveland
  - Trustee, Pennsylvania State University

Mr. Surma's experience as the chairman and chief executive officer of a large industrial company provides significant and direct expertise across all aspects of Ingersoll Rand's operational and financial affairs. In particular, Mr. Surma's financial experience, having previously served as the chief financial officer of United States Steel Corporation and as a partner of the audit firm PricewaterhouseCoopers, provides the Board with valuable insight into financial reporting and accounting oversight of a public company. Mr. Surma's board memberships and other activities provide the Board an understanding of developments in the energy sector as the Company seeks to develop more energy-efficient operations and insight into national and international business and trade policy that could impact the Company.

(k) Richard J. Swift – age 68, Lead Director since 2010 and director since 1995

- Chairman of Financial Accounting Standards Advisory Council from 2002 through 2006.
- Chairman, President and Chief Executive Officer of Foster Wheeler Ltd. (provider of design, engineering, construction, manufacturing, management and environmental services) from 1994 to 2001.
- Current Directorships:
  - CVS Caremark Corporation
  - Hubbell Incorporated
  - Kaman Corporation
  - Public Service Enterprise Group
- Other Directorships Held in the Past Five Years: None

Mr. Swift's experience as chairman and chief executive officer of a global engineering firm and his five-year leadership of the advisory organization to a major accounting standards board imparts substantial expertise to all of the Company's operational and financial matters. His leadership of an organization that was instrumental in some of the world's most significant engineering projects provides unique insight into the complex systems involved in the efficient and effective development of buildings and industrial operations, which represent key global market segments for Ingersoll Rand's products and services. Mr. Swift's board memberships include firms engaged in the manufacture and distribution of industrial, electrical and electronic products, which directly correspond to key elements of the Company's growth and operational strategies.

(l) Tony L. White – age 66, director since 1997

- Chairman, President and Chief Executive Officer of Applied Biosystems Inc. (a developer, manufacturer and marketer of life science systems and genomic information products) from 1995 until his retirement in 2008.
- Current Directorships:
  - C.R. Bard, Inc.
  - CVS Caremark Corporation
- Other Directorships Held in the Past Five Years:
  - Applied Biosystems Inc. (formerly known as Applera Corporation)



Mr. White's extensive management experience, including 13 years as chairman and chief executive officer of an advanced-technology life sciences firm, provides substantial expertise and guidance across all aspects of Ingersoll Rand's operational and financial affairs. In particular, Mr. White's leadership of an organization whose success was directly connected to innovation and applied technologies aligns with the Company's focus on innovation as a key source of growth. The Company benefits from Mr. White's ongoing board memberships, where developments related to biotechnology and healthcare delivery systems can offer instructive process methodologies to accelerate our innovation efforts.

Item 2. Advisory Approval of the Compensation of Our Named Executive Officers

The Company is presenting the following proposal, commonly known as a "Say-on-Pay" proposal, which gives you as a shareholder the opportunity to endorse or not endorse our compensation program for named executive officers by voting for or against the following resolution:

"RESOLVED, that the shareholders approve the compensation of the Company's named executive officers, as disclosed in the Compensation Discussion and Analysis, the compensation tables, and the related disclosure contained in the Company's proxy statement."

While our Board of Directors intends to carefully consider the shareholder vote resulting from the proposal, the final vote will not be binding on us and is advisory in nature.

In considering your vote, please be advised that our compensation program for named executive officers is guided by our design principles, as described in the Compensation Discussion and Analysis section of this Proxy Statement:

- *Program competitiveness*
- *Pay for performance*
- *Appropriate mix of short and long-term incentives*
- *Internal parity*
- *Shareholder alignment*
- *Alignment with business strategies*

By following these design principles, we believe that our compensation program for named executive officers is strongly aligned with the long-term interests of our shareholders.

The Board of Directors recommends that you vote <u>FOR</u> advisory approval of the compensation of our named executive officers as disclosed in the Compensation Discussion and Analysis, the compensation tables, and the related disclosure contained in this proxy statement.


Proxy Statement

Item 3. Approval of Appointment of Independent Auditors

At the Annual General Meeting, shareholders will be asked to approve the appointment of PricewaterhouseCoopers ("PwC") as our independent auditors for the fiscal year ending December 31, 2013, and to authorize the Audit Committee of our Board of Directors to set the independent auditors' remuneration. PwC has been acting as our independent auditors for many years and, both by virtue of its long familiarity with the Company's affairs and its ability, is considered best qualified to perform this important function.

Representatives of PwC will be present at the Annual General Meeting and will be available to respond to appropriate questions. They will have an opportunity to make a statement if they so desire.

The Board of Directors recommends a vote FOR the proposal to approve the appointment of PwC as independent auditors of the Company and to authorize the Audit Committee of the Board of Directors to set the auditors' remuneration.

Audit Committee Report

While management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls, the Audit Committee reviews the Company's audited financial statements and financial reporting process on behalf of the Board of Directors. The independent auditors are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and to issue a report thereon. The Audit Committee monitors those processes. In this context, the Audit Committee has met and held discussions with management and the independent auditors regarding the fair and complete presentation of the Company's results. The Audit Committee has discussed significant accounting policies applied by the Company in its financial statements, as well as alternative treatments. Management has represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with United States generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent auditors. The Audit Committee also discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (Communication With Audit Committees), as adopted by the Public Company Accounting Oversight Board (United States).

In addition, the Audit Committee has received and reviewed the written disclosures and the letter from PwC required by the Public Company Accounting Oversight Board regarding PwC's communications with the Audit Committee concerning independence and discussed with PwC the auditors' independence from the Company and its management in connection with the matters stated therein. The Audit Committee also considered whether the independent auditors' provision of non-audit services to the Company is compatible with the auditors' independence. The Audit Committee has concluded that the independent auditors are independent from the Company and its management.

The Audit Committee discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits. The Audit Committee meets separately with the internal and independent auditors, with and without management present, to discuss the results of their examinations, the evaluations of the Company's internal controls and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 ("2012 Form 10-K"), for filing with the Securities and Exchange Commission (the "SEC"). The Audit Committee has selected PwC, subject to shareholder approval, as the Company's independent auditors for the fiscal year ending December 31, 2013.

AUDIT COMMITTEE

Richard J. Swift (Chair)
Ann C. Berzin
Peter C. Godsoe
Edward E. Hagenlocker
Theodore E. Martin
John P. Surma

Fees of the Independent Auditors

The following table shows the fees paid or accrued by the Company for audit and other services provided by PwC for the fiscal years ended December 31, 2012 and 2011:

	2012	2011
Audit Fees (a)	$ 14,753,000	$ 14,141,000
Audit-Related Fees (b)	1,003,000	2,184,000
Tax Fees (c)	6,703,000	4,607,000
All Other Fees (d)	934,000	207,000
Total	$ 23,393,000	$ 21,139,000

(a) Audit Fees for the fiscal years ended December 31, 2012 and 2011, respectively, were for professional services rendered for the audits of the Company's annual consolidated financial statements and its internal controls over financial reporting, including quarterly reviews, statutory audits, issuance of consents, comfort letters and assistance with, and review of, documents filed with the SEC.

(b) Audit-Related Fees consist of assurance services that are related to performing the audit and review of our financial statements. Audit-Related Fees for the fiscal year ended December 31, 2012 include employee benefit plan audits, abandoned and unclaimed property tax assessments and systems implementation risk assessment. Audit-Related Fees for the fiscal year ended December 31, 2011 include services related to carve-out audits of disposed businesses, employee benefit plan audits, abandoned and unclaimed property tax assessments, and advise on internal financial accounting and compliance controls to be included in an integrated information system.

(c) Tax Fees for the fiscal years ended December 31, 2012 and 2011 include consulting and compliance services in the U.S. and non-U.S. locations.


Proxy Statement

(d) All Other Fees for the fiscal year ended December 31, 2012 include trading platform redesign services, integrated supply chain materials and parts planning and license fees for technical accounting software. All Other Fees for the fiscal year ended December 31, 2011 include certain consulting services associated with the integrated supply chain operations and license fees for technical accounting software.

The Audit Committee has adopted policies and procedures which require that the Audit Committee pre-approve all non-audit services that may be provided to the Company by its independent auditors. The policy: (i) provides for pre-approval of an annual budget for each type of service; (ii) requires Audit Committee approval of specific projects over $100,000, even if included in the approved budget; and (iii) requires Audit Committee approval if the forecast of expenditures exceeds the approved budget on any type of service. The Audit Committee pre-approved all of the services described under "Audit-Related Fees," "Tax Fees" and "All Other Fees." The Audit Committee has determined that the provision of all such non-audit services is compatible with maintaining the independence of PwC.

Item 4. Approval of the Company's Incentive Stock Plan of 2013

At the Annual General Meeting, we are asking shareholders to approve the Ingersoll-Rand plc Incentive Stock Plan of 2013 (the "2013 Plan"). The 2013 Plan is intended to continue the incentive arrangements of the Ingersoll-Rand plc Incentive Stock Plan of 2007 (Amended and Restated as of December 1, 2010) (the "2007 Plan"). We are seeking approval of 20,000,000 ordinary shares under the 2013 Plan. Upon shareholder approval of the 2013 Plan, no further grants will be made under the 2007 Plan except for any off-cycle grants made at the June 6, 2013 meeting of our Compensation Committee which will not exceed 35,000 ordinary shares, calculated under the current 2.05 fungible share counting ratio. As a result, approximately 2,700,000 ordinary shares that were previously authorized and were available for grant under the 2007 Plan will no longer be available for new awards.

As of the Record Date, our overhang was 6.0% and our share utilization rate was 0.9%. This compares to a median overhang of 8.6% and 0.9% share utilization rate of our executive compensation peer group. Assuming shareholders approve the 2013 Plan, our overhang will be 11.8%. For this purpose, "overhang" is defined as the amount of outstanding shares that have been awarded to key employees and directors under the 2007 Plan and prior Company equity incentive plans, plus shares available for future grant, divided by ordinary shares outstanding, and "share utilization" is the number of shares underlying equity awards granted to key employees and directors in a fiscal year, divided by ordinary shares outstanding. Although, after adoption of the 2013 Plan, our overhang will exceed the median of our executive compensation peer group, this is typical upon receipt of shareholder approval for additional shares and this rate is expected to decrease each year as shares underlying restricted stock units ("RSUs") and performance share units ("PSUs") vest and stock options are exercised.

On the Record Date, the closing price of our ordinary shares traded on the New York Stock Exchange ("NYSE") was $54.90 per share.

Reasons Why the Board of Directors Recommends Voting for the 2013 Plan

We grant annual equity awards each February and grant off-cycle equity awards at other times throughout the year as approved by the Compensation Committee. These awards have reduced the number of shares available for issuance under the 2007 Plan by an average of approximately 4.3 million shares per year. As we intend to continue issuing annual and off-cycle awards to key employees in accordance with our past practice, there are not sufficient shares remaining available under the 2007 Plan to complete the 2014 annual grant. The 2013 Plan is projected to provide sufficient shares to permit making equity grants to employees in accordance with past practice through 2020. In evaluating the Company's request to recommend that our Board of Directors adopt the 2013 Plan, the Compensation Committee considered the number of shares required to continue making equity grants in accordance with past practice, along with the dilutive impact of the 2013 Plan. Upon concluding this analysis, the Compensation Committee recommended and the Board of Directors approved the adoption of the 2013 Plan and inclusion of this proposal in our proxy statement.

We have had shareholder-approved incentive compensation programs since 1959 as a means of providing long-term incentives to our key executives and other key employees. The Board of Directors believes that these plans are an important means of attracting, retaining and motivating key personnel in a manner that is aligned with shareholder interest and are necessary for us to achieve superior performance in the future. Therefore, shareholder approval of the adoption of the 2013 Plan is vitally important.

Shareholder approval is necessary under the NYSE rules and, among other requirements, necessary for tax deductibility of certain performance-based awards under the 2013 Plan pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). Section 162(m) limits the annual federal tax deduction for compensation paid to our Chief Executive Officer and the other three most highly compensated executive officers, other than the Chief Financial Officer, to $1 million. Certain performance-based compensation is excluded from this limitation.

The following is a summary of the principal features of the 2013 Plan and is qualified in its entirety by reference to the 2013 Plan, which is attached to this proxy statement as Appendix B. The summary does not purport to be a complete description of all the provisions of the 2013 Plan.

Description of the 2013 Plan

Purpose

The purpose of the 2013 Plan is to assist the Company and its affiliates in recruiting and retaining key employees and directors and in motivating such individuals to exert their best efforts on behalf of the Company and its shareholders by providing appropriate stock incentive awards.

Shares Subject to the Plan

The 2013 Plan authorizes the issuance of up to 20,000,000 ordinary shares in connection with stock incentives. Each share issued in connection with awards other than stock options or stock appreciation rights ("SARs") (awards under the 2013 Plan other than stock options or SARs are "Full Value Awards") shall count as 2.54 shares for purposes of the overall share limit under the 2013 Plan. Shares not issued because of the termination or cancellation of individual stock incentives or in order to satisfy tax withholding obligations on Full Value Awards can be reused under the 2013 Plan. Awards granted in assumption of or substitution for awards granted by companies we acquire are not counted against the 2013 Plan's share limit.

Governance Features

The following features of the 2013 Plan illustrate the Company's commitment to good corporate governance practices:

- The 2013 Plan prohibits reducing the exercise price of stock options or SARs without shareholder approval.
- The 2013 Plan prohibits the cancellation of stock options or SARs and replacement with a cash payment that is greater than the fair market value of the stock option or SAR or with a new award that has a lower exercise price than the replaced stock option or SAR without shareholder approval.
- The 2013 Plan prohibits the granting of stock options or SARs with an exercise price that is lower than the fair market values of the Company's ordinary shares on the date of grant.
- The total number of shares available under the 2013 Plan will be reduced by 2.54 shares for each ordinary share subject to a Full Value Award.
- Awards granted under the 2013 Plan will be subject to the Company's clawback policy.
- Neither dividends nor dividend equivalents will be payable with respect to outstanding stock options or SARs.
- Dividend equivalents are accumulated on unvested stock-based awards, other than stock options and SARs, including performance-based awards, but are not paid unless and until the corresponding award vests.
- Any material amendment to the 2013 Plan requires shareholder approval to be effective.

Awards granted under the 2013 Plan are also subject to our policies and procedures, including our Insider Trading Policy and restrictions on the hedging or pledging of our securities.

Eligibility

The 2013 Plan permits the grant of awards to key employees as approved by the Compensation Committee and to all non-employee directors. Approximately 1,800 employees (3.7% of the total of current employees), including our executive officers, were granted awards under the 2007 Plan. We have not granted directors stock based awards since 2009.

Stock Options and Stock Appreciation Rights

Stock options and SARs are forms of stock incentives. Neither stock options nor SARs may be granted at less than the fair market value of our ordinary shares (defined as the average of the high and low stock price of an ordinary share on the NYSE on such date) on the date of grant. The term of a stock option or a SAR cannot exceed ten years. Other than with respect to adjusted or substitute awards in connection with certain corporate transactions, the 2013 Plan prohibits amending, or canceling and re-granting, a stock option or a SAR to lower the exercise price or to provide for cancellation of such an award and replacement with a cash payment or taking of any other action with respect to such awards that would be considered a "repricing" for purposes of the shareholder approval rules of any securities exchange on which the ordinary shares of the Company are traded.

SARs entitle the holder to receive ordinary shares with a value equal to the difference between the closing price of the ordinary shares on the NYSE on the exercise date and the fair market value at the time the SARs were granted. Payment is made in ordinary shares. SARs may be granted either independently or in conjunction with stock options.

Stock options and SARs generally vest over a three year period, subject to accelerated vesting upon a change in control or upon termination of employment due to death or disability, and partial vesting upon group termination events. Stock options and SARs terminate within specified periods following the holder's termination of employment. A holder of stock options or SARs may not exercise them under any circumstances once they have expired.

Shares purchased under a stock option may be paid for in cash (or its equivalent) in full at the time of the exercise or through the cashless exercise method, subject to the Company withholding for the payment of taxes associated with the exercise of stock options.

Stock Awards

The 2013 Plan permits the payment of incentive awards in ordinary shares. A stock award may, but need not, be contingent in whole or in part upon the attainment of certain pre-established performance objectives, as described below. Shares subject to an award may be issued at the time the award is granted, or at any time thereafter, or in installments and may be subject to forfeiture as the Compensation Committee may decide. Since 2009, we have granted RSUs as part of our annual equity grant, which typically vest ratably over three years from the date of grant, subject to accelerated vesting upon a change in control or upon a termination of employment due to death or disability, and partial vesting upon group termination events.

Performance-Based Awards

The 2013 Plan sets forth the following performance criteria that the Compensation Committee may apply to determine the amount of performance-based awards: consolidated earnings before or after taxes (including earnings before interest, taxes, depreciation and amortization), net income, operating income, operating income margin, gross margin, earnings per share, book value per share, return on shareholders' equity, expense management, return on invested capital, improvements in capital structure, profitability of an identifiable business unit or product, maintenance or improvement of profit margins or revenue, stock price, market share, revenues or sales, costs, available cash flow, working capital, return on assets, total shareholder return, productivity ratios and economic value added. In addition, to the extent consistent with Section 162(m) of the Code, the performance criteria may be determined without regard to extraordinary items.

The maximum amount of performance-based awards that may be awarded to a participant during any calendar year cannot exceed: (i) with respect to performance-based awards that are stock options or SARs, 750,000 shares and (ii) with respect to performance-based awards that are not stock options or SARs, $15,000,000 in value on the date of the award. In addition, the Compensation Committee can reduce, but not increase, the amount of any performance-based award payable to a participant as it deems appropriate in its discretion.

Adjustment and Change in Control Provisions

The 2013 Plan provides that in the event of a reorganization, recapitalization, split-up or consolidation of ordinary shares of, or other significant corporate transaction involving the Company, shares subject to a stock incentive shall be equitably adjusted by the Compensation Committee as to number, classification, exercise price or any other affected terms of the applicable award, including, without limitation, affected performance measures or goals applicable to performance-based awards.

Upon a change in control, all outstanding stock options and SARs held by such participant shall become fully vested and exercisable and non-performance based stock awards held by such participant shall become vested and payable. With respect to performance-based awards, other than stock options and SARs, participants shall be deemed to have earned their target award opportunity for the performance periods multiplied by a fraction, the numerator of which is the number of full plus partial months in the performance period that have elapsed prior to the date of the change in control and the denominator of which is the total number of months in the performance period. In addition, the Compensation Committee has authority to take certain actions upon a change in control, including, without limitation, cancellation of awards for fair value or providing for the issuance of substitute awards.

Subject to approval of the 2013 Plan by shareholders, our Compensation Committee intends to adopt equity award agreements under the 2013 Plan that provide that following an involuntary loss of job without cause or a good reason termination that occurs between December 10, 2012 and the first anniversary of the consummation of a Major Restructuring (as defined below) unless the termination is substantially unrelated to the Major Restructuring, the participant will be provided with (i) immediate vesting of unvested stock options and the ability to exercise all vested stock options at any time within the following three-year period or the remaining term of the stock option, if shorter, (ii) immediate vesting of RSUs, except that retirement eligible participants would continue their existing vesting schedule, (iii) prorated payout of outstanding PSUs based on actual performance at the end of performance period following termination of employment, and (iv) the ability to exercise all vested SARs at any time within the following three-year period or the remaining term of the SAR, if shorter. A "Major Restructuring" is defined as a reorganization, recapitalization, extraordinary stock dividend, merger, sale, spin-off or other similar transaction or series of transactions, which individually or in the aggregate, has the effect of resulting in the elimination of all, or the majority of, any one or more of the Company's four business sectors (*i.e.*, Climate Solutions, Residential Solutions, Industrial Technologies and Security Technologies), so long as such transaction or transactions do not constitute a change in control.

Term, Administration and Amendment

The 2013 Plan has a term of ten years and is administered by the Compensation Committee, which is composed of independent directors. In general, the Compensation Committee may exercise all of our authority under the 2013 Plan, including establishing the terms and conditions of awards, except for amending the 2013 Plan (other than amendments the Compensation Committee deems necessary to permit the granting of awards to meet the requirements of the Code or other applicable law either in the United States or in foreign jurisdictions). In addition, all determinations in respect of awards to any executive officer or to non-employee directors are made, based upon the recommendations of the Compensation Committee, a committee consisting of all "non-employee directors" under Rule 16b-3 under the Securities Exchange Act of 1934 and as "outside directors" under Section 162(m) of the Code.

The 2013 Plan may be amended, altered or discontinued by the Board of Directors at any time without shareholder approval. However, no amendment shall be effective without shareholder approval if it (1) increases the total number of shares that may be issued under the 2013 Plan other than through application of the adjustments and change in control provisions of the 2013 Plan as described above, (2) extends the term of the 2013 Plan, (3) materially expands the classes of persons eligible to receive awards or the types of award available under the 2013 Plan or (4) is otherwise an amendment requiring shareholder approval pursuant to any law or the rules of any exchange on which the Company's ordinary shares are listed for trading. No amendment may materially diminish the rights of a participant under any outstanding award without their consent.

U.S. Federal Income Tax Consequences

The following is a brief description of the U.S. Federal income tax consequences generally arising with respect to the grant, exercise and disposition of stock options and other stock-based incentives, based on current U.S. Federal income tax laws. This summary is not intended to be exhaustive, does not constitute tax advice and, among other things, does not describe state, local or foreign tax consequences, all of which may be substantially different.

Section 162(m). Section 162(m) of the Code may limit our ability to deduct certain compensation payable to certain executive officers. This limit does not apply to performance-based awards that satisfy certain conditions. The 2013 Plan is intended to allow us to grant awards that may be exempt from Section 162(m) of the Code because they are performance-based awards.

Stock Options. Generally, the grant of a stock option will create no tax consequences for the participant or for us. Upon exercise of a nonqualified stock option (which all stock options granted under the 2007 Plan have been), the participant will generally recognize ordinary income equal to the excess of the share's fair market value on the exercise date over the stock option exercise price. We generally will be entitled to a tax deduction at the same time and in the same amount. Upon exercise of an incentive stock option (as defined in the Code), no taxable income will be recognized by the participant and we will not be entitled to a tax deduction by reason of such exercise. However, if shares purchased pursuant to the exercise of an incentive stock option are sold within two years from the date of grant or within one year after the transfer of such shares to the participant, then the participant will recognize ordinary income in the year of disposition equal to the difference, with certain adjustments, between the fair market value of the shares at the date of exercise and the stock option exercise price and we will generally be entitled to a tax deduction at the same time and in the same amount. In the event of a sale of shares purchased upon exercise of either a nonqualified stock option or an incentive stock option, any appreciation above or depreciation below the fair market value at the date of exercise will generally qualify as capital gain or loss. If shares purchased upon the exercise of a nonqualified stock option are transferred to the participant subject to restrictions, then, depending upon the nature of the restrictions, the income realized by the participant and our tax deduction may be deferred and measured by the excess of the fair market value of the shares over the stock option price at the time the restrictions lapse.

Restricted Stock Units. A participant generally will not recognize taxable income on the grant of a RSU until shares subject to the award are distributed. At that time, the amount of the ordinary income will be the fair market value of the shares on the date of distribution. Any dividend equivalents paid on the RSUs at vesting are taxable as ordinary income when paid to the participant. Generally, we will be entitled to an income tax deduction at the same time and in the same amount. However, participants may be subject to FICA at the time of grant if "retirement eligible", or, if later, on the date they become "retirement eligible" as defined in the award, to the extent that the award provides for continued vesting after termination of employment when retirement eligible. In the event the RSUs are subject to FICA before vesting, there will be no FICA owed on any dividend equivalents payable upon vesting.

Restricted Stock. Generally, a participant who receives restricted stock will recognize ordinary income at the time that the restricted stock is no longer subject to a substantial risk of forfeiture and we will be entitled to a corresponding income tax deduction at that time. The amount of this ordinary income will be the fair market value of the shares on that date. However, a participant may elect under Section 83(b) of the Code, within 30 days after the grant, to recognize ordinary income on the date of grant in an amount equal to the excess of the fair market value of the shares on that date over the amount, if any, paid for the restricted shares. By reason of such an election, the participant will have a tax basis in the restricted shares equal to the fair market value of the shares (determined without regard to the restriction imposed on the shares under the 2013 Plan) on the date of grant. If the shares are forfeited after an 83(b) election, the participant will not be entitled to a deduction, loss or credit for the ordinary income recognized or the taxes paid in respect of the election, but will generally be entitled to a capital loss for the amount, if any, paid for the restricted shares.

Stock Awards. A participant will recognize taxable income on the grant of unrestricted stock in an amount equal to the fair market value of the shares on the grant date. Subject to certain limitations, we will generally be entitled to a deduction at the same time and in the same amounts as the ordinary income recognized by the participant.

Stock Appreciation Rights (SARs). A participant generally will not recognize taxable income at the time stock-settled SARs are granted but will recognize ordinary income upon the exercise of a stock-settled SAR in an amount equal to the difference between the fair market value of shares received on exercise and the fair market value of shares on the date the SAR was granted. Subject to certain limitations, we will generally be entitled to a deduction at the same time and in the same amounts as the ordinary income recognized by the participant.

Section 409A. Section 409A of the Code may cause certain deferred compensation amounts to be deemed currently taxable and at a rate of income taxation that would be at least 20% higher than would otherwise apply to such amounts, if the conditions specified in Section 409A are not satisfied. It is intended that awards made under the 2013 Plan that are treated as deferred compensation under Section 409A shall be administered in a manner that is compliant with Section 409A.

THE FOREGOING IS ONLY A GENERAL SUMMARY OF THE EFFECT OF U.S. FEDERAL INCOME TAXATION WITH RESPECT TO THE GRANT AND EXERCISE OF AWARDS UNDER THE 2013 PLAN. IT DOES NOT PURPORT TO BE COMPLETE AND THERE MAY BE EXCEPTIONS TO THE TAX CONSEQUENCES DESCRIBED ABOVE BASED UPON INDIVIDUAL CIRCUMSTANCES OR SPECIAL TERMS OF AN AWARD WITH RESPECT TO RETIREMENT.

New Plan Benefits. Awards issued after the Annual General Meeting will be subject to the terms and conditions of the 2013 Plan, if it is approved by our shareholders. Subject to the limits set forth in the 2013 Plan, the number and types of awards that will be granted to any individual or category of individuals under the 2013 Plan are not determinable, as the Compensation Committee, and in the case of director awards, the Board of Directors, will make these determinations in their discretion.

Recommendation. The Board of Directors believes strongly that approval of the adoption of the 2013 Plan is essential to the Company's success. The Company's employees are one of its most valuable assets and equity-based awards such as those provided under the 2013 Plan are vital to the Company's ability to attract and retain outstanding talent and leadership. For the reasons stated above our shareholders are being asked to approve the adoption of the 2013 Plan.

The Board of Directors recommends a vote FOR this proposal to approve the adoption of the 2013 Plan.

Item 5: Amend the Company's Articles of Association to give the Board of Directors Authority to Declare Non-Cash Dividends

It is common for boards of directors of companies listed on the NYSE to have the authority to declare dividends in cash or other assets, including shares of the capital stock of a company subsidiary. Our Articles of Association do not address the authority of our Board of Directors to declare non-cash interim dividends. We are proposing to amend our Articles of Association to expressly provide our Board of Directors with the authority to declare non-cash interim dividends without additional shareholder approval. If approved, the proposed amendment would take effect immediately following shareholder approval.

We have disclosed that we plan to spin off our commercial and residential security businesses into a stand-alone public company. One way to implement this transaction would be to declare a non-cash dividend to our shareholders to be settled with shares of a legal entity that would own the commercial and residential security assets. If shareholders approve the proposed amendment to our Articles of Association, our Board of Directors would be expressly authorized, without the need for shareholder approval, to declare a non-cash dividend to effect a spin-off of the commercial and residential security businesses, as well as any other non-cash dividend that the Board of Directors may determine appropriate in the future. The Board of Directors may decide not to separate the commercial and residential security businesses, whether by means of a non-cash dividend or by other means, regardless of whether the shareholders approve the proposed amendment to our Articles of Association.

Special Resolution

The text of the resolution, which, if thought fit, will be passed as a special resolution at the Annual General Meeting is as follows:

RESOLVED, that the Company's Articles of Association be and hereby are amended by the insertion into Article 101 of the underlined language below:

101. Any general meeting declaring a dividend or bonus and any resolution of the Directors declaring an interim dividend may direct payment of such dividend or bonus or interim dividend wholly or partly by the distribution of specific assets and in particular of paid up shares, debentures or debenture stocks of any other company or in any one or more of such ways, and the Directors shall give effect to such resolution, and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient, and in particular may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any members upon the footing of the value so fixed, in order to adjust the rights of all the parties, and may vest any such specific assets in trustees as may seem expedient to the Directors.


Proxy Statement

The Board of Directors recommends that you vote FOR the proposal to amend the Company's Articles of Association to expressly authorize the Board of Directors to declare non-cash interim dividends without additional shareholder approval.

Item 6: Capital Reduction and Creation of Distributable Reserves

Under Irish law, we must maintain "distributable reserves" in our unconsolidated balance sheet in order to make distributions (*i.e.,* cash or non-cash dividends) to our shareholders, or to buy back or redeem shares. In 2009, following the Scheme of Arrangement pursuant to which we reorganized as an Irish public limited company and undertook a subsequent "reduction of capital" process, we had distributable reserves of approximately $6.5 billion. Our distributable reserves have been reduced to approximately $3.8 billion as of March 31, 2013, primarily as a result of distributions to shareholders through dividends and share buyback programs.

On December 10, 2012, we announced (a) our plan to spin-off our commercial and residential security businesses into a stand-alone public company, (b) the adoption of a new $2 billion share repurchase program and (c) the increase of our dividend by approximately 31%. Each of these actions would, if implemented, reduce the distributable reserves that are available to make future distributions to shareholders. In order to maintain our ability to make distributions to shareholders in the future, we are seeking shareholder approval of this Proposal. To increase our distributable reserves, we propose to reduce our share capital to create a reserve to be treated as distributable reserves. In order to effect a reduction of capital, we must seek the Irish High Court's confirmation of this proposed reduction. If shareholders approve this Proposal, we will seek the Irish High Court's confirmation as soon as practicable. We expect to obtain the Irish High Court's confirmation within three to four weeks of making an application, but it may take substantially longer depending on the court's schedule. The Irish High Court is in summer recess during the months of August and September.

Although we are not aware of any reason why the Irish High Court would not confirm the reduction of capital so as to enable us to create distributable reserves, there is no guarantee of such confirmation. Even if the Irish High Court does confirm the reduction of capital so as to enable us to create distributable reserves, it may take substantially longer than we anticipate.

As a preliminary step before making an application to the Irish High Court, we increased our share capital by revaluing our assets from historic cost value to the market value at the date of the revaluation, which resulted in the creation of a revaluation reserve. We then issued 10 (ten) preferred shares with a nominal value of US$0.001 each to an Irish incorporated special purpose entity (the "Subscriber"). We subsequently used the revaluation reserve to pay up share capital by making a bonus issue of an additional 10 (ten) preferred shares with a nominal value of US$0.001 per share and paid up with a share premium of $775,039,460.492 per share (*i.e.,* an amount equal to one tenth of the sum held to the credit of the revaluation reserve less the nominal value of the preferred share of $0.001) to the Subscriber, the holder of the existing 10 (ten) preferred shares in issue. The 20 (twenty) preferred shares in existence following the bonus issue were subsequently redeemed at their nominal value and cancelled. These steps resulted in an increase in the amount held in our share premium account from $982,834,622 to $8,733,229,227. We propose to reduce our entire share premium account, including the additional $7,750,394,604.92 of share premium created as a result of these steps.

Proxy Statement

Special Resolution

The text of the resolution, which, if thought fit, will be passed as a special resolution at the Annual General Meeting is as follows:

RESOLVED, that subject to and with the consent of the Irish High Court:

(i) the share capital of the Company be reduced by the cancellation of the entire amount standing to the credit of the Company's share premium account, which as at March 31, 2013 was $8,733,229,227 (which amount may be greater as determined in accordance with paragraph (ii) below), the reserve resulting from the cancellation of the share premium to be treated as profits available for distribution as defined by section 45 of Companies (Amendment) Act 1983; and

(ii) the Board of Directors be and are hereby authorized to determine, on behalf of the Company, to proceed to seek the confirmation of the Irish High Court to a reduction of share capital, comprising of the entire amount standing to the credit of the Company's share premium account, which amount may include (in addition to the share premium referred to in paragraph (i) above) any share premium created as a result of the Company issuing shares in the capital of the Company during the period between March 31, 2013 and the date that the Company files the application to seek the approval of the Irish High Court, subject to a maximum additional amount of $100,000,000.

The Board of Directors recommends that you vote FOR the proposal to reduce the share capital of the Company to create distributable reserves.

Item 7: Amend the Company's Articles of Association to Expand the Authority to Execute Instruments of Transfer

Pursuant to the Irish Companies Acts, we may not record a transfer of shares on our register of members unless an executed instrument of transfer has been delivered to the Company. Our Articles of Association currently provide that our Secretary or Assistant Secretary, as agent for a transferor, may execute and deliver an instrument of transfer on behalf of a transferor and that such an instrument of transfer signed by our Secretary or Assistant Secretary shall be a proper instrument of transfer for the purposes of the Irish Companies Acts. We propose to amend our Articles of Association to provide transferors and the Company with greater efficiency and flexibility in creating the required instruments of transfer by allowing other persons, nominated by the Secretary or Assistant Secretary, to prepare, execute and deliver instruments of transfer on behalf of a transferor.

If approved, the proposed amendment would take effect immediately following shareholder approval.

Special Resolution

The text of the resolution, which, if thought fit, will be passed as a special resolution at the Annual General Meeting is as follows:

RESOLVED, that the Company's Articles of Association be and hereby are amended by the insertion into Article 13(a) of the underlined language and the deletion from Article 13(a) of the struck through language below:

13. (a) The instrument of transfer of any share may be executed for and on behalf of the transferor by the Secretary ~~or~~, an Assistant Secretary or more person(s) (whether an individual, body corporate, officeholder or firm) that the Secretary or Assistant Secretary nominates for that purpose from time to time (whether in respect of specific transfers or pursuant to a general standing authorisation), and the Secretary ~~or~~, Assistant Secretary or a relevant nominee shall be deemed to have been irrevocably appointed agent for the transferor of such share or shares with full power to execute, complete and deliver in the name of and on behalf of the transferor of such share or shares all such transfers of shares held by the members in the share capital of the Company. Any document which records the name of the transferor, the name of the transferee, the class and number of shares agreed to be transferred and the date of the agreement to transfer shares, shall, once executed by the transferor or the Secretary ~~or~~, Assistant Secretary or a relevant nominee as agent for the transferor, be deemed to be a proper instrument of transfer for the purposes of section 81 of the Act. The transferor shall be deemed to remain the Holder of the share until the name of the transferee is entered on the Register in respect thereof, and neither the title of the transferee nor the title of the transferor shall be affected by any irregularity or invalidity in the proceedings in reference to the sale should the Directors so determine.


Proxy Statement

The Board of Directors recommends that you vote FOR the proposal to amend the Company's Articles of Association to expand the authority to execute an instrument of transfer.

Item 8: Amend the Company's Articles of Association to Provide for Escheatment in Accordance with U.S. Laws

Ingersoll-Rand plc is an Irish company and our Articles of Association are those of an Irish company. We are, however, listed on the NYSE and subject to regulation by the SEC. Accordingly, we are subject to U.S. laws relating to unclaimed property. Property becomes unclaimed property when its owner cannot be located after a designated period of time. Our stock transfer agent maintains information regarding addresses of our registered members and is often responsible for disseminating shareholder communications as well as dividend payments. For various reasons, transfer agents occasionally have outdated or incorrect addresses for some shareholders. As a result, these shareholders do not receive dividend and other payments to which they are entitled. Pursuant to SEC regulations, our transfer agent is required to conduct searches to try to locate lost shareholders and to file information regarding lost shareholders with the SEC. If the transfer agent is unable to locate a shareholder prior to the expiration of the applicable U.S. state's escheat period, the issuer must turn over that shareholder's assets to the applicable state's unclaimed property administrator. The "applicable state" is usually the last known state of residence of the shareholder. Given that over 90% of our shareholders are resident in the U.S., it is reasonably likely that we will be called upon to comply with U.S. laws relating to unclaimed property.

This proposed amendment to our Articles of Association is intended to harmonize our obligations under Irish law with our obligations under U.S. law and explicitly acknowledges our obligation to comply with U.S. laws relating to unclaimed property. If approved, the proposed amendment would take effect immediately following shareholder approval.

Special Resolution

The text of the resolution, which, if thought fit, will be passed as a special resolution at the Annual General Meeting is as follows:

RESOLVED, that the Company's Articles of Association be and hereby are amended by the insertion into Article 118 of the following new sub-paragraphs (c), (d) and (e) following the existing sub-paragraph (b):

(c) To the extent necessary in order to comply with any laws or regulations to which the Company is subject in relation to escheatment, abandonment of property or other similar or analogous laws or regulations ("Applicable Escheatment Laws"), the Company may deal with any share of any member and any unclaimed cash payments relating to such share in any manner which it sees fit, including (but not limited to) transferring or selling such share and transferring to third parties any unclaimed cash payments relating to such share.


Proxy Statement

(d) The Company may only exercise the powers granted to it in sub-paragraph (a) above in circumstances where it has complied with, or procured compliance with, the required procedures (as set out in the Applicable Escheatment Laws) with respect to attempting to identify and locate the relevant member of the Company.

(e) Any stock transfer form to be executed by the Company in order to sell or transfer a share pursuant to sub-paragraph (a) may be executed in accordance with Article 13(a).

The Board of Directors recommends that you vote FOR the proposal to amend the Company's Articles of Association to provide for escheatment in accordance with U.S. laws.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

Our Corporate Governance Guidelines, together with the charters of the various Board committees, provide a framework for the corporate governance of the Company. The following is a summary of our Corporate Governance Guidelines. A copy of our Corporate Governance Guidelines, as well as the charters of each of our Board committees, are available on our website at *www.ingersollrand.com* under the heading "Investor Relations – Corporate Governance."

Role of the Board of Directors

The Company's business is managed under the direction of the Board of Directors. The role of the Board of Directors is to oversee the management and governance of the Company and monitor senior management's performance.

Board Responsibilities

The Board of Directors' core responsibilities include:

- selecting, monitoring, evaluating and compensating senior management;
- assuring that management succession planning is ongoing;
- reviewing the Company's financial controls and reporting systems;
- overseeing the Company's management of enterprise risk;
- reviewing the Company's ethical standards and compliance procedures; and
- evaluating the performance of the Board of Directors, Board committees and individual directors.

Board Leadership Structure

The positions of Chairman of the Board and CEO at the Company are held by the same person, except in unusual circumstances, such as during a CEO transition. This policy has worked well for the Company. It is the Board of Directors' view that the Company's corporate governance principles, the quality, stature and substantive business knowledge of the members of the Board, as well as the Board's culture of open communication with the CEO and senior management are conducive to Board effectiveness with a combined Chairman and CEO position.

In addition, the Board of Directors has a strong, independent Lead Director and it believes this role adequately addresses the need for independent leadership and an organizational structure for the independent directors. The Board of Directors appoints a Lead Director for a three-year minimum term from among the Board's independent directors. The Lead Director coordinates the activities of all of the Board's independent directors. The Lead Director is the principal confidant to the CEO and ensures that the Board of Directors has an open, trustful relationship with the Company's senior management team. In addition to the duties of all directors, as set forth in the Company's Governance Guidelines, the specific responsibilities of the Lead Director are as follows:

- Chair the meetings of the independent directors when the Chairman is not present;
- Ensure the full participation and engagement of all Board members in deliberations;
- Lead the Board of Directors in all deliberations involving the CEO's employment, including hiring, contract negotiations, performance evaluations, and dismissal;
- Counsel the Chairman on issues of interest/concern to directors and encourage all directors to engage the Chairman with their interests and concerns;
- Work with the Chairman to develop an appropriate schedule of Board meetings and approve such schedule, to ensure that the directors have sufficient time for discussion of all agenda items, while not interfering with the flow of Company operations;
- Work with the Chairman to develop the Board and Committee agendas and approve the final agendas;
- Keep abreast of key Company activities and advise the Chairman as to the quality, quantity and timeliness of the flow of information from Company management that is necessary for the directors to effectively and responsibly perform their duties; although Company management is responsible for the preparation of materials for the Board of Directors, the Lead Director will approve information provided to the Board and may specifically request the inclusion of certain material;
- Engage consultants who report directly to the Board of Directors and assist in recommending consultants that work directly for Board Committees;

- Work in conjunction with the Corporate Governance and Nominating Committee in compliance with Governance Committee processes to interview all Board candidates and make recommendations to the Board of Directors;
- Assist the Board of Directors and Company officers in assuring compliance with and implementation of the Company's Governance Guidelines; work in conjunction with the Corporate Governance Committee to recommend revisions to the Governance Guidelines;
- Call, coordinate and develop the agenda for and chair executive sessions of the Board's independent directors; act as principal liaison between the independent directors and the CEO;
- Work in conjunction with the Corporate Governance and Nominating Committee to identify for appointment the members of the various Board Committees, as well as selection of the Committee chairs;
- Be available for consultation and direct communication with major shareholders;
- Make a commitment to serve in the role of Lead Director for a minimum of three years; and
- Help set the tone for the highest standards of ethics and integrity.

Mr. Swift has been the Company's Lead Director since January 2010.

Board Risk Oversight

The Board of Directors has oversight responsibility of the processes established to report and monitor systems for material risks applicable to the Company. The Board of Directors focuses on the Company's general risk management strategy and the most significant risks facing the Company and ensures that appropriate risk mitigation strategies are implemented by management. The full Board is responsible for considering strategic risks and succession planning and, at each Board meeting, receives reports from each Committee as to risk oversight within their areas of responsibility. The Board of Directors has delegated to its various committees the oversight of risk management practices for categories of risk relevant to their functions as follows:

- The Audit Committee oversees risks associated with the Company's systems of disclosure controls and internal controls over financial reporting, as well as the Company's compliance with legal and regulatory requirements.
- The Compensation Committee considers risks related to the attraction and retention of talent and risks related to the design of compensation programs and arrangements.
- The Corporate Governance and Nominating Committee oversees risks associated with sustainability.
- The Finance Committee oversees risks associated with foreign exchange, insurance, credit and debt.

The Company has appointed the Chief Financial Officer as its Chief Risk Officer and, in that role, the Chief Risk Officer periodically reports on risk management policies and practices to the relevant Board Committee or to the full Board so that any decisions can be made as to any required changes in the Company's risk management and mitigation strategies or in the Board's oversight of these.

Finally, as part of its oversight of the Company's executive compensation program, the Compensation Committee considers the impact of the Company's executive compensation program and the incentives created by the compensation awards that it administers on the Company's risk profile. In addition, the Company reviews all of its compensation policies and procedures, including the incentives that they create and factors that may reduce the likelihood of excessive risk taking, to determine whether they present a significant risk to the Company. Based on this review, the Company has concluded that its compensation policies and procedures are not reasonably likely to have a material adverse effect on the Company.

Director Compensation and Stock Ownership

It is the policy of the Board of Directors that directors' fees be the sole compensation received from the Company by any non-employee director. The Company has a share ownership requirement of 10,000 ordinary shares for all non-employee directors. Directors are required to spend at least $50,000 annually to purchase ordinary shares until they reach the 10,000 share ownership level.

Board Size and Composition

The Board of Directors consists of a substantial majority of independent, non-employee directors. In addition, our Corporate Governance Guidelines require that all members of the committees of the Board must be independent directors. The Board of Directors has the following four standing committees: Audit Committee, Compensation Committee, Corporate Governance and Nominating Committee, and Finance Committee. The Board of Directors has determined that each member of each of these committees is "independent" as defined in the NYSE listing standards and the Company's Guidelines for Determining Independence of Directors. Committee memberships and chairs are rotated periodically.

Board Diversity

The Company's policy on Board diversity relates to the selection of nominees for the Board of Directors. In selecting a nominee for the Board, the Corporate Governance and Nominating Committee considers the skills, expertise and background that would complement the existing Board and ensure that its members are of sufficiently diverse and independent backgrounds, recognizing that the Company's businesses and operations are diverse and global in nature. The Board of Directors has two female directors, one African-American director and one Hispanic director out of a total of 12 directors.

Board Advisors

The Board of Directors and its committees may, under their respective charters, retain their own advisors to carry out their responsibilities.

Executive Sessions

The Company's independent directors meet privately in regularly scheduled executive sessions, without management present, to consider such matters as the independent directors deem appropriate. These executive sessions are required to be held no less than twice each year.

Board Evaluation

The Corporate Governance and Nominating Committee assists the Board in evaluating its performance and the performance of the Board committees. Each committee also conducts an annual self-evaluation. The effectiveness of individual directors is considered each year when the directors stand for re-nomination.

Director Orientation and Education

The Company has developed an orientation program for new directors and provides continuing education for all directors. In addition, the directors are given full access to management and corporate staff as a means of providing additional information.

Director Nomination Process

The Corporate Governance and Nominating Committee reviews the composition of the full Board to identify the qualifications and areas of expertise needed to further enhance the composition of the Board, makes recommendations to the Board concerning the appropriate size and needs of the Board and, on its own or with the assistance of management, a search firm or others, identifies candidates with those qualifications. In considering candidates, the Corporate Governance and Nominating Committee will take into account all factors it considers appropriate, including breadth of experience, understanding of business and financial issues, ability to exercise sound judgment, diversity, leadership, and achievements and experience in matters affecting business and industry. The Corporate Governance and Nominating Committee considers the entirety of each candidate's credentials and believes that at a minimum each nominee should satisfy the following criteria: highest character and integrity, experience and understanding of strategy and policy-setting, sufficient time to devote to Board matters, and no conflict of interest that would interfere with performance as a director. Shareholders may recommend candidates for consideration for Board membership by sending the recommendation to the Corporate Governance and Nominating Committee, in care of the Secretary of the Company. Candidates recommended by shareholders are evaluated in the same manner as director candidates identified by any other means.

Director Independence

The Board of Directors has determined that all of our current directors, except M.W. Lamach, who is an employee of the Company, are independent under the standards set forth in Exhibit I to our Corporate Governance Guidelines, which are consistent with the NYSE listing standards. In determining the independence of directors, the Board evaluated transactions between the Company and entities with which directors were affiliated that occurred in the ordinary course of business and that were provided on the same terms and conditions available to other customers. A copy of Exhibit I to our Corporate Governance Guidelines is available on our website, *www.ingersollrand.com*, under the heading "Investor Relations—Corporate Governance."

Communications with Directors

Shareholders and other interested parties wishing to communicate with the Board of Directors, the non-employee directors or any individual director (including our Lead Director and Compensation Committee Chair) may do so either by sending a communication to the Board and/or a particular Board member, in care of the Secretary of the Company, or by e-mail at *irboard@irco.com*. Depending upon the nature of the communication and to whom it is directed, the Secretary will: (a) forward the communication to the appropriate director or directors; (b) forward the communication to the relevant department within the Company; or (c) attempt to handle the matter directly (for example, a communication dealing with a share ownership matter).

Code of Conduct

The Company has adopted a worldwide Code of Conduct, applicable to all employees, directors and officers, including our Chief Executive Officer, our Chief Financial Officer and our Controller. The Code of Conduct meets the requirements of a "code of ethics" as defined by Item 406 of Regulation S-K, as well as the requirements of a "code of business conduct and ethics" under the NYSE listing standards. The Code of Conduct covers topics including, but not limited to, conflicts of interest, confidentiality of information, and compliance with laws and regulations. A copy of the Code of Conduct is available on our website located at *www.ingersollrand.com* under the heading "Investor Relations—Corporate Governance." Amendments to, or waivers of the provisions of, the Code of Conduct, if any, made with respect to any of our directors and executive officers will be posted on our website.

Anti-Hedging Policy and Other Restrictions

The Company prohibits its directors and executive officers from (i) purchasing any financial instruments designed to hedge or offset any decrease in the market value of Company securities and (ii) engaging in any form of short-term speculative trading in Company securities. Directors and executive officers are also prohibited from holding Company securities in a margin account or pledging Company securities as collateral for a loan unless the Senior Vice President and General Counsel provides pre-clearance after the director or executive officer clearly demonstrates the financial capability to repay the loan without resort to the pledged securities.

Committees of the Board

Audit Committee

Members: Richard J. Swift (Chair)
Ann C. Berzin
Peter C. Godsoe
Edward E. Hagenlocker
Theodore E. Martin
John P. Surma

Key Functions:

- Review annual audited and quarterly financial statements, as well as the Company's disclosures under "Management's Discussion and Analysis of Financial Conditions and Results of Operations," with management and the independent auditors.
- Obtain and review periodic reports, at least annually, from management assessing the effectiveness of the Company's internal controls and procedures for financial reporting.
- Review the Company's processes to assure compliance with all applicable laws, regulations and corporate policy.
- Recommend the public accounting firm to be proposed for appointment by the shareholders as our independent auditors and review the performance of the independent auditors.
- Review the scope of the audit and the findings and approve the fees of the independent auditors.
- Approve in advance permitted audit and non-audit services to be performed by the independent auditors.
- Satisfy itself as to the independence of the independent auditors and ensure receipt of their annual independence statement.

The Board of Directors has determined that each member of the Audit Committee is "independent" for purposes of the applicable rules and regulations of the SEC, as defined in the NYSE listing standards and the Company's Corporate Governance Guidelines and has determined that each member of the Audit Committee meets the qualifications of an "audit committee financial expert," as that term is defined by rules of the SEC.

A copy of the charter of the Audit Committee is available on our website, *www.ingersollrand.com*, under the heading "Investor Relations—Corporate Governance."

Compensation Committee

Members: Tony L. White (Chair)
John Bruton
Jared L. Cohon
Gary D. Forsee
Constance J. Horner

Key Functions:

- Establish executive compensation policies.
- Review and approve the goals and objectives relevant to the compensation of the Chief Executive Officer, evaluate the Chief Executive Officer's performance against those goals and objectives and set the Chief Executive Officer's compensation level based on this evaluation.
- Approve compensation of officers and key employees.
- Review and approve executive compensation and benefit programs.
- Administer the Company's equity compensation plans.
- Review and recommend significant changes in principal employee benefit programs.
- Approve and oversee Compensation Committee consultants.

For a discussion concerning the processes and procedures for determining executive and director compensation and the role of executive officers and compensation consultants in determining or recommending the amount or form of compensation, see "Compensation Discussion and Analysis" and "Compensation of Directors," respectively.

The Board of Directors has determined that each member of the Compensation Committee is "independent" as defined in the NYSE listing standards and the Company's Corporate Governance Guidelines. In addition, the Board of Directors has determined that each member of the Compensation Committee qualifies as a "Non-Employee Director" within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934 and an "outside director" within the meaning of Section 162(m) of the Code.

A copy of the charter of the Compensation Committee is available on our website, *www.ingersollrand.com*, under the heading "Investor Relations—Corporate Governance."

Corporate Governance and Nominating Committee

Members: Gary D. Forsee (Chair)
John Bruton
Jared L. Cohon
Constance J. Horner
Nelson Peltz
Tony L. White

Key Functions:

- Identify individuals qualified to become directors and recommend the candidates for all directorships.
- Recommend individuals for election as officers.
- Review the Company's Corporate Governance Guidelines and make recommendations for changes.
- Consider questions of independence and possible conflicts of interest of directors and executive officers.
- Take a leadership role in shaping the corporate governance of the Company.
- Oversee the Company's sustainability efforts.

The Board of Directors has determined that each member of the Corporate Governance and Nominating Committee is "independent" as defined in the NYSE listing standards and the Company's Corporate Governance Guidelines.

A copy of the charter of the Corporate Governance and Nominating Committee is available on our website, *www.ingersollrand.com*, under the heading "Investor Relations—Corporate Governance."

Finance Committee

Members: Peter C. Godsoe (Chair)
Ann C. Berzin
Edward E. Hagenlocker
Theodore E. Martin
Nelson Peltz
John P. Surma
Richard J. Swift

Key Functions:

- Review proposed borrowings and issuances of securities.
- Recommend to the Board of Directors the dividends to be paid on our ordinary shares.
- Review cash management policies.
- Review periodic reports of the investment performance of the Company's employee benefit plans.

The Board of Directors has determined that each member of the Finance Committee is "independent" as defined in the NYSE listing standards and the Company's Corporate Governance Guidelines.

A copy of the charter of the Finance Committee is available on our website, *www.ingersollrand.com*, under the heading "Investor Relations—Corporate Governance."

Board, Committee and Annual Meeting Attendance

The Board of Directors and its committees held the following number of meetings during the fiscal year ended December 31, 2012:

Board	11
Audit Committee	9
Compensation Committee	7
Corporate Governance and Nominating Committee	5
Finance Committee	6


Proxy Statement

Each incumbent director attended 92% or more of the total number of meetings of the Board of Directors and the committees on which he or she served during the year. The Company's non-employee directors held six independent director meetings without management present during the fiscal year 2012. It is the Board's general practice to hold independent director meetings in connection with regularly scheduled Board meetings.

The Company expects all Board members to attend the annual general meeting, but from time to time other commitments prevent all directors from attending the meeting. All of the directors attended the most recent annual general meeting of shareholders, which was held on June 7, 2012, other than Mr. Hagenlocker, who was unable to attend due to a family matter, and Messrs. Peltz and Surma, who were not directors at that time.

Compensation of Directors

Director Compensation

Our director compensation program is designed to compensate non-employee directors fairly for work required for a company of our size and scope and align their interests with the long-term interests of our shareholders. The program reflects our desire to attract, retain and use the expertise of highly qualified people serving on the Company's Board of Directors. The Corporate Governance and Nominating Committee periodically reviews the compensation level of our non-employee directors in consultation with the Committee's independent compensation consultant and makes recommendations to the Board of Directors. Employee directors do not receive any additional compensation for serving as a director.

Our director compensation program for non-employee directors consists of the following elements:

Compensation Element	Compensation Value	
Annual Cash Retainer	$	240,000
Audit Committee Chair Cash Retainer	$	30,000
Compensation Committee Chair Cash Retainer	$	15,000
Corporate Governance and Nominating Committee Chair and Finance Committee Chair Cash Retainer	$	10,000
Audit Committee Member Cash Retainer (other than Chair)	$	7,500
Lead Director Cash Retainer	$	50,000
Additional Meetings or Unscheduled Planning Session Fees *	$	2,500 (per meeting or session)

* The Board and each Committee, other than Audit, has 6 regularly scheduled meetings each year. The Audit Committee has 9 regularly scheduled meetings each year.

In addition, non-employee directors are eligible to receive a tax equalization payment if the Irish income taxes owed on their director compensation exceed the income taxes owed on such compensation in their country of residence. Without these tax equalization payments, a director would be subject to double taxation since they are already paying taxes on their director income in their country of residence. We believe these tax equalization payments are appropriate to ensure our ability to continue to attract highly qualified persons who do not reside in Ireland. In 2012, seven non-employee directors received a tax equalization payment for the year 2011.

Share Ownership Requirement

To align the interests of directors with shareholders, the Board of Directors has adopted a requirement that each director invest $50,000 annually to acquire Company shares until they own 10,000 shares. In setting the share ownership requirement, the Board of Directors considered the input of the independent compensation consultant, the Company's current stock price and the period of time it would take a director to reach the required ownership level based on a $50,000 per year investment.

2012 Director Compensation

The compensation paid or credited to our non-employee directors for the year ended December 31, 2012, is summarized in the table below. Mr. Surma did not serve as a director in 2012.

Name	Fees earned or paid in cash ($)(a)	All Other Compensation ($)(b)	Total ($)
A. C. Berzin	250,000	175,752	425,752
J. Bruton	242,500	—	242,500
J. L. Cohon	242,500	7,485	249,985
G. D. Forsee	252,500	35,202	287,702
P. C. Godsoe	260,000	—	260,000
E. E. Hagenlocker	250,000	35,635	285,635
C. J. Horner	242,500	48,204	290,704
T. E. Martin	250,000	11,563	261,563
N. Peltz (c)	92,500	—	92,500
R. J. Swift	322,500	36,165	358,665
T. L. White	257,500	—	257,500

(a) The amounts in this column represent the following annual cash retainer, the Committee Chair retainers, the Audit Committee member retainer, the Lead Director retainer, and the Board, Committee and other meeting or session fees:

Name	Cash Retainer ($)	Committee Chair Retainer ($)	Audit Committee Member Retainer ($)	Lead Director Retainer Fees ($)	Board, Committee and Other Meeting or Session Fees ($)
A. C. Berzin	240,000	—	7,500	—	2,500
J. Bruton	240,000	—	—	—	2,500
J. L. Cohon	240,000	—	—	—	2,500
G. D. Forsee	240,000	10,000	—	—	2,500
P. C. Godsoe	240,000	10,000	7,500	—	2,500
E. E. Hagenlocker	240,000	—	7,500	—	2,500
C. J. Horner	240,000	—	—	—	2,500
T. E. Martin	240,000	—	7,500	—	2,500
N. Peltz	90,000	—	—	—	2,500
R. J. Swift	240,000	30,000	—	50,000	2,500
T. L. White	240,000	15,000	—	—	2,500

(b) Represents tax equalization payments made in 2012.

(c) Fees earned by Mr. Peltz are paid to Trian Fund Management, L.P. ("Trian").

For each non-employee director at December 31, 2012, the following table reflects unexercised stock options, all of which are vested:

Name	Number of stock options
A. C. Berzin	—
J. Bruton	—
J. L. Cohon	40,608
G. D. Forsee	—
P. C. Godsoe	—
E. E. Hagenlocker	29,420
C. J. Horner	—
T. E. Martin	—
N. Peltz	—
R. J. Swift	—
T. L. White	4,500

Proxy Statement

COMPENSATION DISCUSSION AND ANALYSIS

The compensation discussion and analysis set forth below provides an overview of our compensation programs, including the philosophy and objectives of such programs, as well as a discussion of how awards are determined for our named executive officers ("NEOs"). The NEOs for the 2012 performance period are:

(i) Mr. Michael W. Lamach, our Chairman, President and Chief Executive Officer ("CEO");

(ii) Mr. Steven R. Shawley, our Senior Vice President and Chief Financial Officer ("CFO");

(iii) Ms. Marcia J. Avedon, our Senior Vice President, Human Resources and Communication;

(iv) Mr. Gary S. Michel, our Senior Vice President and President, Residential Solutions sector; and

(v) Mr. Didier P. M. Teirlinck, our Senior Vice President and President, Climate Solutions sector.

This discussion and analysis is divided into the following sections:

I. Executive Summary

II. Compensation Philosophy and Design Principles

III. Factors Considered in the Determination of Target Total Direct Compensation

IV. Role of the Compensation Committee, Independent Advisor and Committee Actions

V. Compensation Program Descriptions and Compensation Decisions

VI. Other Compensation and Tax Matters

I. Executive Summary

Our executive compensation programs are designed to enable us to attract, retain and focus the talents and energies of executives who are capable of meeting the Company's current and future goals, most notably, the creation of sustainable shareholder value. We have structured our executive compensation programs based on the principles of (i) program competitiveness, (ii) pay for performance, (iii) appropriate mix of short and long-term incentives, (iv) internal parity, (v) shareholder alignment and (vi) alignment with business strategies.


Proxy Statement

Consistent with these principles, the Compensation Committee has adopted executive compensation programs with a strong link between pay and achievement of short and long-term Company goals. The primary elements of the executive compensation programs are:

Total Direct Compensation	
Element	*Objective of Element*
Base Salary	Fixed cash compensation.
Annual Incentive *(the Annual Incentive Matrix or "AIM")*	Cash incentive compensation where any award is based on performance against pre-defined annual Operating Income ("OI") margin percent, revenue ("Revenue") and cash flow ("Cash Flow") objectives as well as individual performance.
Long-Term Incentives	Performance-based long-term incentive compensation that is aligned with the Company's stock price and is awarded in the form of stock options, RSUs and PSUs. PSUs are only payable if the Company's earnings per share ("EPS") and total shareholder return ("TSR") relative to companies in the S&P 500 Industrials Index exceed threshold performance against pre-defined objectives.

As illustrated in the charts below, the Compensation Committee places significant emphasis on variable compensation so that a substantial percentage of each NEO's total direct compensation is contingent on the successful achievement of the Company's short and long-term goals.


Chairman and CEO
12%
18%
70%
Base Salary
Target AIM
Target Long-Term Incentive
Pay at Risk = 88%


Other NEOs
25%
21%
54%
Base Salary
Target AIM
Target Long-Term Incentive
Pay at Risk = 77%

2012 Results

In a year with a challenging business environment, we achieved solid financial performance in the key operating metrics that are aligned with our business strategy. In particular, we achieved the following results in 2012:

- Adjusted annual Revenue of $14.035 billion, an increase of 0.09% over 2011;
- Adjusted OI margin of 10.8%, an increase of 0.2 percentage points from 10.6% in 2011;
- Adjusted Available Cash Flow of 111.5% of after-tax income;
- Adjusted EPS of $3.29, an increase of 22.76% over 2011;
- Relative 3-year EPS growth (2010 - 2012) of 138.41%, which ranks at approximately the 75th percentile of the companies in the S&P 500 Industrials Index; and
- TSR of 59.5%.

Based on our 2012 results for Revenue, OI margin percent and Cash Flow, we acheived an AIM financial score of 77.94% of target for the enterprise. For Climate Solutions and Residential Solutions, two of our four sectors whose presidents were NEOs in 2012, we achieved an AIM financial score of 0.00% and 132.96% of target, respectively, based on achievement of sector and enterprise objectives. The AIM financial scores for our other two sectors, Industrial Technologies and Security Technologies, were 82.29% and 96.81%, respectively.

As a result of our achievement of an EPS growth rate which ranks at approximately the 75th percentile of the companies in the S&P 500 Industrials Index for the 2010 to 2012 performance period, PSUs under our Performance Share Program ("PSP") paid out at 199% of target. This relative EPS growth rate was an improvement from the 2009 to 2011 performance period when results produced a 0% payout.

2012 Compensation Committee Actions

The Compensation Committee took the following actions in 2012:

- Changed the peer group used for executive compensation benchmarking, focusing on a group of companies that align with our revenue size and/or industry fit as well as appropriately reflecting the market in which we compete for both business and talent.
- In connection with the announcement of our intention to spin-off our residential and commercial security businesses, approved amendments to new and outstanding equity awards and adopted a severance plan designed to retain executive leadership critical to the execution of the planned spin-off and ensure continued focus on running the business during the transition period following the announcement (for a description of these changes, please see Severance Arrangements under Section VI).
- Recommended a new qualified retirement plan design for salaried and non-union employees and approved corresponding changes to the nonqualified defined contribution and defined benefit retirement plans (for a description of these changes, please see Retirement Programs and Other Benefits under Section VI).

Consideration of 2012 Advisory Vote on Executive Compensation

The Compensation Committee annually reviews the philosophy, objectives and elements of our executive compensation programs in relation to our short and long-term business objectives. In undertaking this review, the Compensation Committee considers the views of shareholders as reflected in their annual advisory vote on our executive compensation proposal. At our 2012 annual general meeting, shareholders approved our executive compensation proposal by a substantial majority (84.2%). Based on the Compensation Committee's review and the support our executive compensation programs received from shareholders, the Compensation Committee maintained the core elements of our total direct compensation programs.

II. Compensation Philosophy and Design Principles

The objective of our executive compensation programs is to enable us to attract, retain and focus the talents and energies of executives who are capable of meeting the Company's current and future goals, most notably the creation of sustainable shareholder value. Our compensation programs and decisions are driven by these objectives. As we operate in an ever-changing environment that is impacted by economic, technological, regulatory and competitive factors, our Compensation Committee considers these and other factors in its process of determining the type of compensation and benefit programs to offer, as well as setting specific performance targets for incentive awards.

The design principles that govern our executive compensation programs are:

1. Program competitiveness

Total direct compensation opportunities must serve to attract and retain high performing executives. All of our executive compensation program targets are established using relevant market data to ensure their competitiveness. In aggregate, we structure our target total direct compensation at the 50th percentile of the markets in which we compete for talent. However, each NEO's target total direct compensation may be above or below the 50th percentile based on his or her experience and proficiency in performing the duties of his or her position.

2. Pay for performance

A substantial percentage of each NEO's total direct compensation opportunity is contingent on, and variable with, performance. Performance is measured against and contingent on:

(a) Multiple metrics that measure actual annual sector and/or enterprise financial performance against pre-established objectives (through our AIM program);

(b) EPS growth and TSR over a three-year period relative to companies in the S&P 500 Industrials Index (through our PSP program);

(c) Stock price appreciation through stock options, RSUs and PSUs awarded under our long-term incentive program; and

(d) Each NEO's demonstrated ability to achieve Company financial objectives, develop and carry out strategic initiatives, contribute to both the growth and operational excellence of the Company and lead in a way that is consistent with our 2012 core competencies: modeling our values, inspiring our people, focusing on our customers, creating long-term value for our shareholders and delivering premier performance.


Proxy Statement

Total direct compensation can exceed the target award level if performance exceeds the target. Conversely, if performance falls short of the target, total direct compensation can be below the target award level.

3. Appropriate mix of short and long-term incentives

We believe that an appropriate mix between short and long-term incentives is important to encourage our NEOs to engage in strategies and make decisions that balance the need to meet our Annual Operating Plan ("AOP") objectives with the long-term interests of the Company and its shareholders. The mix of pay, including short and long-term incentives, is determined by considering the Company's pay for performance compensation philosophy and strategic objectives in addition to competitive market practice.

4. Internal parity

Each NEO's total direct compensation opportunity is proportionate with the responsibility, scope and complexity of his or her role within the Company. Thus, similar jobs are assigned similar compensation opportunities.

5. Shareholder alignment

We have designed our executive compensation programs to align the interests of our NEOs with the interests of our shareholders by rewarding the achievement of Revenue, EPS, TSR, Cash Flow, OI margin and other financial targets, as well as operational excellence and sustained individual performance. The value of the variable compensation components (*i.e.*, AIM plus equity-based awards) is directly linked to our financial performance and to the value created for our shareholders. Thus, we believe these incentive compensation programs provide clear alignment between the interests of our shareholders and our NEOs.

6. Alignment with business strategies

Our executive compensation programs are structured to be flexible in recognizing that individuals within sectors must focus on specific financial measures to meet the short and long-term plans of the sector for which they are accountable. This principle, in conjunction with the design principles described above, directly influences the target award levels for sector leaders. Thus, it is not only possible but also desirable for certain sector leaders to earn substantial awards in years when their sector outperforms the Company as a whole. Conversely, if a sector fails to meet its performance goals, that sector's leader may earn a lesser award in that year than his or her peers in a sector that met or exceeded its goals.

III. Factors Considered in the Determination of Target Total Direct Compensation

Our Compensation Committee reviews and evaluates the executive compensation levels and practices against those companies with which we compete for executive talent. These reviews are conducted throughout the year using a variety of methods such as: (i) the direct analysis of the proxy statements of other diversified industrial companies (refer to peer group below), (ii) a review of compensation survey data of other industrial companies of similar size published by independent consulting firms, (iii) a review of customized compensation survey data provided by independent consulting firms, and (iv) feedback received from external constituencies. The Compensation Committee does not rely on a single source of information when making executive compensation decisions. Many of the companies included in these compensation surveys are also included in the S&P 500 Industrials Index referred to in our 2012 Form 10-K under the caption "Performance Graph."

The Compensation Committee, with the assistance of its independent advisor, develops a peer group that it uses to evaluate executive compensation programs and levels. The peer group is comprised of global diversified companies that have comparable revenue and/or industry fit with our lines of business and are companies with which we compete for both business and talent. In 2012, the Compensation Committee requested that its independent compensation advisor undertake a review of the peer group to determine if any modifications should be made to ensure continued alignment with the Compensation Committee's design principles. Based on this assessment the following peer group was adopted in August 2012:

3M	Eaton Corp	Johnson Controls Inc.	*Pentair*
Cummins, Inc.	Emerson Electric	Paccar Inc.	*Stanley Black & Decker*
Danaher Corp	Honeywell International	Parker Hannifin Corp	Textron
Dover	Illinois Tool Works	PPG Industries	Tyco International

The companies whose names are in italics were added in 2012. DuPont and United Technologies were removed from the peer group because their revenue size was significantly greater than ours and ITT Industries was removed because, following its spin-off, its revenue size was significantly less. Raytheon was removed due to insufficient industry alignment and the fact that a significant portion of its revenue, unlike ours, is derived from government contracts.

Our Compensation Committee will continue to review the appropriateness of our peer group and make changes if our size or lines of business change, or if the companies within our peer group change their businesses or operations.

In addition, the Compensation Committee annually reviews tally sheets on the NEOs in order to understand fully all elements of current and potential future compensation when making compensation decisions. These tally sheets contain the following items: base salary, current short and long-term incentive award opportunities, and benefits that would be payable under various types of separation from service, such as in the context of a change in control, termination without cause or retirement.

IV. Role of the Compensation Committee, Independent Advisor and Committee Actions

Our Compensation Committee, which is composed solely of independent directors, oversees our compensation plans and policies, administers our equity-based programs and reviews and approves all forms of compensation relating to our officers, including the NEOs.

The Compensation Committee exclusively decides which compensation elements and the amounts to be awarded to our CEO. Our CEO does not make any recommendations regarding his own compensation and is not informed of these awards until the decisions have been finalized. Our CEO makes compensation recommendations related to our other NEOs. The Compensation Committee considers these recommendations when approving the compensation elements and amounts to be awarded to our other NEOs.

Our Compensation Committee is responsible for reviewing and approving amendments to our executive compensation and benefit plans. In addition, our Compensation Committee is responsible for reviewing our broad-based employee benefit plans and making recommendations to our Board of Directors for significant amendments to, or termination of, such plans. The Compensation Committee's duties are described in the Compensation Committee Charter, which is available on our website at *www.ingersollrand.com*.

Our Compensation Committee has the authority to retain an independent advisor for the purpose of reviewing and providing guidance related to our executive compensation and benefit programs. The Compensation Committee is directly responsible for the compensation and oversight of the independent advisor. For 2012, the Compensation Committee engaged Hay Group, Inc. ("Hay Group") to serve as its independent advisor. Hay Group also provided the Corporate Governance and Nominating Committee advice on director compensation matters. The Compensation Committee has determined that Hay Group is independent and does not have a conflict of interest because (a) Hay Group did not perform any other services for the Company, (b) the fees received by Hay Group for its services for the Compensation and Corporate Governance and Nominating Committees were nominal as a percentage of Hay Group's total revenues, (c) Hay Group has adopted policies and procedures that are designed to prevent conflicts of interest, (d) neither any member of the Compensation Committee nor any executive officer has a business or personal relationship with Hay Group, and (e) neither Hay Group nor its consultants that work with the Company directly own stock in the Company.

In addition to the actions taken in 2012, which are described in the Executive Summary, our Compensation Committee has adopted a number of changes over the past few years, including:

- Diversified and expanded the metrics associated with our AIM and PSP programs to better align with business strategies and shareholder interests;
- Adopted a claw-back/recoupment policy. Our current policy will be revised, if necessary, to comply with the requirements of the Dodd-Frank Act when the final regulations are issued;
- Amended the 2007 Plan to replace full payout at target of outstanding PSP awards in the event of a Change in Control of the Company with prorated PSP payout at target based on the point in the performance period when the Change in Control occurs;
- Closed the Elected Officer Supplemental Program ("EOSP") to new participants effective April 30, 2011; and
- Utilized tally sheets to have a clearer picture of the total compensation of the NEOs in the event of different termination scenarios, including a change in control.

V. Compensation Program Descriptions and Compensation Decisions

The following table is intended to be a helpful summary of the elements, objectives, risk mitigation factors and other key features of our total direct compensation program.

Element	***Objective of Element including Risk Mitigation Factors***	***Key Features Relative to NEOs***
Base Salary	To provide a sufficient and stable source of cash compensation. To avoid encouraging excessive risk-taking, it is important that an appropriate level of cash compensation is not variable.	Targeted, on average, at the 50th percentile of our peer group. Adjustments are determined by the Compensation Committee based on an evaluation of the NEO's proficiency in fulfilling his or her responsibilities, as well as performance against key objectives and behaviors. Only 12% of the CEO's target total direct compensation and only 25% on average for the other NEOs is comprised of base salary.
Annual Incentive Matrix Program	To serve as an annual cash award based on the achievement of pre-established performance objectives. Structured to take into consideration the unique needs of the various businesses. Amount of compensation earned cannot exceed a maximum payout of 200% of individual target levels and is also subject to a claw-back in the event of a financial restatement.	Each NEO has an AIM target expressed as a percentage of base salary. Targets are set based on the compensation levels of similar jobs in comparable companies, as well as on the NEO's experience and proficiency level in performing the duties of the role. Actual AIM payouts are dependent on business and/or enterprise financial performance and individual performance. The financial metrics used to determine the awards for 2012 were Revenue and OI margin percent, modified up or down based on Cash Flow performance. 18% of the CEO's target total direct compensation is comprised of AIM and 21%, on average, for the other NEOs.
Performance Share Program	To serve as a long-term incentive based on the achievement of pre-established performance objectives relative to companies in the S&P 500 Industrials Index. To promote long-term strategic planning and discourage an overemphasis on attaining short-term goals. Amount earned cannot exceed a maximum payout of 200% of individual target levels and is also subject to a claw-back in the event of a financial restatement.	Earned over a 3-year performance period. Equity earned is based on our EPS growth (from continuing operations) relative to the companies in the S&P 500 Industrials Index for awards granted through 2011. Beginning in 2012, equity earned is based on relative TSR and relative EPS growth compared to companies within the S&P 500 Industrials Index (with equal weight given to each metric). Actual value of the PSP shares earned depends on our share price at the time of payment. 35% of the CEO's target total direct compensation is comprised of PSP and 27%, on average, for the other NEOs.

Element	Objective of Element including Risk Mitigation Factors	Key Features Relative to NEOs
Stock Options/ Restricted Stock Units	Aligns the interests of the NEOs and shareholders. Awards provide a balanced approach between risk and retention. Awards are subject to a claw-back in the event of a financial restatement.	Stock options and RSUs are granted annually, with stock options having an exercise price equal to the fair market value of ordinary shares on the date of grant. Both stock options and RSUs typically vest ratably over three years, one third per year. Stock options expire on the 10th anniversary (less one day) of the grant date (unless employment terminates sooner). 35% of the CEO's target total direct compensation is comprised of a mix of stock options and RSUs and 27%, on average, for the other NEOs.

Base Salary

Our Compensation Committee generally targets base salaries for the NEOs around the median for executives in our peer group who have similar roles and responsibilities. However, the Committee will also consider each NEO's experience, proficiency, performance and potential to impact future business results, as well as behavior against competencies and key enterprise values when making base salary decisions.

The table below reflects the base salary adjustments for the NEOs for the 2012 performance period. When determining base salary adjustments, each NEO is evaluated on the results achieved and the behaviors used to generate these results, as well as on demonstrated leadership and the upholding of Company values. Based on the outcome of the evaluation, each NEO is assigned one of five ratings. The ratings, which range from "meets some" to "substantially exceeds expectations," each have a percent range that determines the actual merit increase. In addition to merit increases, in cases in which the NEO's salary is below the competitive market median, a market adjustment may also be applied. In 2012, Ms. Avedon received a performance-based market adjustment. Mr. Lamach also received a market adjustment in 2012 to continue to align his pay with his role and responsibilities as CEO.

Name	2011	2012	% Increase
M. W. Lamach	$ 1,100,000	$ 1,200,000	9.1
S. R. Shawley	$ 600,000	$ 618,000	3.0
M. J. Avedon	$ 483,600	$ 510,000	5.5
G. S. Michel	$ 430,000	$ 443,000	3.0
D. P. M. Teirlinck	$ 565,000	$ 585,000	3.5

Annual Incentive Matrix Program

The AIM program is an annual cash incentive program designed to reward NEOs for profitable Revenue growth, the delivery of strong Cash Flow and individual contributions to the Company. The Compensation Committee establishes a target award opportunity for each NEO that is expressed as a percentage of base salary. Individual AIM payouts are calculated as the product of a financial performance score and an individual performance score, both of which are based on achievement relative to pre-established performance objectives adopted by the Compensation Committee.

Financial performance: The financial component of AIM is primarily determined based on OI relative to pre-established performance levels, including threshold, target, and maximum levels. These performance levels at the enterprise and sector levels are established using a matrix consisting of Revenue and OI margin percent. Threshold performance for both Revenue and OI margin percent must be achieved for any incentive to be paid. The incentive level determined based on OI results is adjusted up or down based on Cash Flow as a percentage of net profit after tax for the enterprise or as a percentage of operating income for the applicable sector. As illustrated in the table below, AIM payouts may range from 0% to 200% of individual AIM targets depending on the level of achievement of the pre-established financial objectives.

The Compensation Committee retains the authority to adjust the Company's reported financial results for the impact of changes in accounting principles, extraordinary items and unusual or non-recurring gains or losses, including significant differences from the assumptions contained in the financial plan upon which the incentive targets were established. Adjustments to reported financial results are intended to better reflect executives' line of sight/ability to affect payouts, align award payments with decisions which support the AOP, avoid artificial inflation or deflation of awards due to unusual or non-recurring items in the applicable period and emphasize the Company's preference for long-term and sustainable growth.

Performance Level	Financial Goals* Enterprise	Residential Solutions	Climate Solutions	AIM Payout as a % of Target**
Threshold				
Revenue	$13.928B	$2.013B	$7.466B	30%
OI Margin Percent	10.30%	5.00%	10.26%	
Target				
Revenue	$14.226B	$2.065B	$7.634B	100%
OI Margin Percent	11.07%	6.10%	10.70%	
Maximum				
Revenue	$14.908B	$2.134B	$7.974B	200%
OI Margin Percent	12.60%	8.10%	12.30%	

* Reflects the financial goals of two of our four sectors (Climate Solutions and Residential Solutions) whose presidents were named executive officers in 2012.

** Assumes Cash Flow performance of 100%. Results are interpolated between performance levels.

The CEO, CFO and SVP of Human Resources and Communication are measured on the basis of the enterprise financial metrics. The sector Presidents are measured based on a combination of enterprise financial objectives (50% weighting) and sector financial objectives (50% weighting). We believe this weighting focuses sector Presidents on achieving the pre-established objectives for their sector as well as aligning their interests with enterprise goals to help create sustainable shareholder value.

Individual performance: Individual objectives are established annually and include strategic initiatives with both financial and non-financial metrics. Each NEO is evaluated based upon non-financial metrics including our core competencies. At the end of the fiscal year the CEO evaluates each NEO's performance against the pre-established individual objectives and submits a recommendation to the Compensation Committee. The Compensation Committee evaluates the CEO's performance against his pre-established individual objectives. Based on its evaluation of the CEO and the CEO's recommendation for other NEOs, the Compensation Committee determines the individual performance score for each NEO, which can range from 0% to 150%.

Determination of Payout: The actual AIM payout is determined by multiplying the NEO's target award by the financial performance score and multiplying that result by the individual performance score. AIM payouts cannot exceed 200% of the target award. If the overall AIM payout score is less than 30%, no award is payable. In that event, the CEO and the Compensation Committee may establish a discretionary pool (equal to 30% of the target payout levels) for top performers and/or other deserving employees in an amount determined to be appropriate based on their performance against objectives.

The tables below show the pre-established financial performance targets for the 2012 AIM program compared to actual performance. The pre-established financial targets and actual financial results are shown for enterprise and the Climate Solutions and Residential Solutions sectors. Detail on the weighting between enterprise and sector financials for these two NEOs is shown below, following the table outlining the actual AIM awards.

Enterprise	Pre-Established Financial Performance Targets	Financial Results
Adjusted Revenue	$14.226 Billion	$14.035 Billion
Adjusted OI margin percent	11.1 %	10.8 %
Adjusted Available Cash Flow	100 %	111.5 %
Overall Enterprise Financial Score		77.94 %

Climate Solutions (Teirlinck)	Pre-Established Financial Performance Targets	Financial Results
Sector Revenue	$7.634 Billion	$7.409 Billion
Sector Operating Margin	10.7 %	10.4 %
Operating Cash Flow	100 %	100.3 %
Overall Climate Solutions Financial Score		— %

Residential Solutions (Michel)	Pre-Established Financial Performance Targets	Financial Results
Sector Revenue	$2.065 Billion	$2.054 Billion
Sector Operating Margin	6.1 %	5.62 %
Operating Cash Flow	100 %	193.93 %
Overall Residential Solutions Financial Score		132.96 %

In determining the achievement of the 2012 AIM financial goals for the enterprise, the Compensation Committee (a) adjusted Revenue and OI margin percent to exclude (i) advisor costs related to evaluating the proposed spin-off of the commercial and residential security businesses, and (ii) costs associated with retirement plan design changes not incorporated in AIM financial performance objectives, and (b) adjusted Cash Flow (i) to exclude the costs of a legal settlement with former employees of one of our business units that was sold, and (ii) to include dividends related to the equity stake in Hussmann for purposes of determining Cash Flow. These adjustments were made to align 2012 AIM incentive awards and performance for the year taking into consideration the impact of certain events not contemplated when 2012 AIM performance objectives were established. Prior to making determinations, these adjustments were also reviewed with the Audit Committee.

In determining the individual factor for the NEO's AIM awards, the Committee considered pre-established individual performance objectives, including the following:

Mr. Lamach: New and organic product and service revenue growth; operating margin improvement; implementation of operational efficiency plans; capital allocation management; leadership development; and the redesign of the U.S. benefits strategy.

Mr. Shawley: Margin and cash flow improvement through operational efficiency initiatives and enhanced forecasting modeling and processes; quality investor communications; and leadership development.

Ms. Avedon: Redesign of the U.S. benefits strategy; implementation of an integrated human resources and communications organizational model; leadership development; and implementation of diversity initiatives.

Mr. Michel: Margin improvement through operational efficiency initiatives; customer satisfaction; innovation through new product development; organic revenue and market share growth; and implementation of diversity initiatives.

Mr. Teirlinck: Margin improvement through operational efficiency initiatives; cash flow improvements; customer satisfaction; revenue growth in emerging markets; and implementation of diversity initiatives.

The Compensation Committee approved the following AIM awards for all NEOs based on achieving both the 2012 financial and individual objectives:

Name	AIM Target	AIM Payout Percent for 2012	AIM Award for 2012	
M. W. Lamach	160% of $1,200,000	81.84%	$ 1,571,270	(1)
S. R. Shawley	100% of $618,000	85.73%	$ 529,836	(1)
M. J. Avedon	85% of $510,000	85.73%	$ 371,657	(1)
G. S. Michel	80% of $443,000	105.45%	$ 373,715	(2)
D. P. M. Teirlinck	90% of $585,000	42.87%	$ 225,695	(3)


Proxy Statement

(1) Reflects an individual performance score of 105% for Mr. Lamach; 110% for Mr. Shawley; and 110% for Ms. Avedon.

(2) Mr. Michel's financial score is 50% weighted on achievement of Residential Solutions metrics and 50% weighted on achievement of enterprise-wide metrics. Mr. Michel's individual performance score was 100%.

(3) Mr. Teirlinck's financial score is 50% weighted on achievement of Climate Solutions metrics and 50% weighted on achievement of enterprise-wide metrics. Mr. Teirlinck's individual performance score was 110%.

Long-Term Incentive Program

Our long-term incentive program is comprised of PSUs, stock options and RSUs. It is designed to further align the executives' interests with the interests of our shareholders. This approach enables us to develop and implement long-term strategies that we believe are in the best interest of shareholders.

Performance Share Program: Our PSP is an equity-based incentive compensation program that provides our NEOs with an opportunity to earn PSUs based on the Company's performance relative to other companies in the S&P 500 Industrials Index. For PSUs granted prior to 2012, PSUs are earned based on our relative EPS growth (from continuing operations) as compared to the companies within the S&P 500 Industrials Index over a 3-year performance period. For PSUs granted in 2012, PSUs are earned based equally on our relative EPS growth (from continuing operations) and TSR as compared to the companies within the S&P 500 Industrials Index over a 3-year performance period. The actual number of PSUs earned for grants made in 2012 (which can range from 0% to 200% of target) is based on the following criteria:

Ingersoll Rand's Performance Relative to the Companies within the S&P 500 Industrials Index	% of Target PSUs Earned*
< 25th Percentile	—%
25th Percentile	**25%**
50th Percentile	100%
≥ 75th Percentile	**200%**

* Results are interpolated between percentiles achieved.

The NEOs' PSP target awards are set by assessing competitive market values for executives in our peer group with similar roles and responsibilities and are expressed as a dollar amount. The dollar target is converted to share equivalents (PSUs) based on the fair market value of the Company's shares on the date that the award is granted. Our Compensation Committee retains the authority and discretion to make downward adjustments to the calculated PSP award payouts, either as a percentage or a dollar amount, or not to grant any award payout regardless of actual performance against pre-established goals.

EPS is calculated in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP"), subject to adjustments for extraordinary, unusual or infrequent items; the impact of any change in accounting principles; goodwill and other intangible asset impairments; and gains or charges associated with discontinued operations or with obtaining or losing control of a business. As a result, expense for outstanding PSP awards is recorded using fixed accounting.

Dividend equivalents are accrued on outstanding PSU awards at the same time and at the same rate as dividends are paid to shareholders. Dividend equivalents are not earned until the PSUs vest, and are payable in cash at the time of distribution unless the NEO elected to defer the PSUs into our executive deferred compensation plan, in which case the dividends are also deferred.

Stock Options/Restricted Stock Units: We grant our NEOs an equal mix of stock options and RSUs. Our Compensation Committee believes that this mix provides an effective balance between risk and retention for our NEOs and conserves share usage under our incentive stock plan. Stock options are considered "at risk" since there is no value unless the stock price appreciates during the term of the option period. RSUs, on the other hand, provide strong retentive value because they have value even if our stock price does not grow during the restricted period. Our Compensation Committee annually reviews our equity mix and grant policies to ensure they are aligned with our pay for performance philosophy, our executive compensation objectives and the interests of our shareholders.

Stock option and RSU targets are expressed in dollars. The dollar target is converted to a number of shares based on the fair market value of the Company's shares on the date that the award is granted. In order to determine the target stock option and RSU awards for our NEOs, the Compensation Committee considers factors such as market competitiveness with our peer group, demonstrated potential to drive future business results and sustained individual performance.

Both stock options and RSUs generally vest ratably, one third per year, over a three year period following the grant. Dividend equivalents are accrued on outstanding RSU awards at the same time and at the same rate as dividends are paid to shareholders. Dividend equivalents on RSUs are only payable if the underlying RSU award vests. At the time of vesting, one ordinary share is issued for each RSU and any accrued dividend equivalents are paid in cash.

2012 Equity Awards

In 2012, the Compensation Committee approved the PSU, stock option and RSU awards below based on its evaluation of market competitiveness and each NEO's demonstrated potential to drive future business results and sustained individual performance. The values in the table reflect equity-based award values approved by the Compensation Committee. These values differ from the corresponding values reported in the Summary Compensation Table and the Grants of Plan-Based Awards Table due to different methodologies used in assigning the economic value of equity-based awards required for accounting and proxy statement reporting purposes. The Compensation Committee makes its determination based on values as of January 1 while the accounting and proxy statement values are determined as of the grant date. The difference is most significant for the PSU awards which are earned, in part, based on TSR relative to the S&P 500 Industrials Index over a three-year performance period. The accounting and proxy report values are greater because the Company's stock price increased by a greater percentage relative to other companies in the S&P 500 Industrials Index for the period from January 1, 2012 through February 24, 2012, the grant date.

Name	Target 2012-14 PSU award ($)	Stock Option Award ($)	RSU Award ($)
M. W. Lamach	3,600,000	1,800,000	1,800,000
S. R. Shawley	1,000,000	500,000	500,000
M. J. Avedon	550,000	275,000	275,000
G. S. Michel	350,000	175,000	175,000
D. P. M. Teirlinck	675,000	337,500	337,500

In connection with his promotion to SVP and President of Residential Solutions, Mr. Michel was granted a special PSU award with a target value of $244,200, or 6,000 shares, in February 2012 (the "Special PSUs"). These Special PSUs were granted to motivate Mr. Michel to achieve significant profitable growth for the Residential Solutions sector in 2012. No payout of the Special PSUs was earned because Residential Solutions did not meet the pre-established Operating Income and Operating Margin objectives.

Performance Share Units Payout

As discussed above, PSUs for the 2010 - 2012 performance period are earned based on the Company's EPS growth (from continuing operations) performance relative to all of the companies in the S&P 500 Industrials Index. The Company achieved an adjusted EPS from continuing operations of $3.29 in 2012 and achieved an adjusted EPS from continuing operations of $1.38 in 2009. The EPS results were adjusted to remove the impact of the sale of the Hussmann business in 2011. On a relative basis, this represents an EPS growth rate of 138.4%, which ranks at approximately the 75th percentile of the companies in the S&P 500 Industrials Index. As a result of this level of performance, the payout was 199% of target.

2013 Compensation Decisions

The Compensation Committee annually reviews the total direct compensation for each NEO and, using its discretion based on its compensation philosophy and design principles, may revise such compensation. For 2013, the Compensation Committee has set the base salary and target AIM award for each NEO as follows:

Name	Base Salary ($)	Target AIM Award (%)
M. W. Lamach	1,250,000	160
S. R. Shawley	636,000	100
M. J. Avedon	528,000	85
G. S. Michel	456,500	80
D. P. M. Teirlinck	605,000	90

The Compensation Committee granted the following target PSU awards for the 2013 - 2015 performance period to each NEO:

Name	Target 2013-15 PSU award ($)	Target 2013-15 PSU shares (#)
M. W. Lamach	4,375,000	83,175
S. R. Shawley	1,000,000	19,012
M. J. Avedon	550,000	10,457
G. S. Michel	400,000	7,605
D. P. M. Teirlinck	725,000	13,784

The Compensation Committee granted the following stock option and RSU awards in 2013 to each NEO:

Name	Stock Option Awards		RSU Award	
	Stock Option Value ($)	Shares Underlying Stock Option (#)	RSU Award Value ($)	RSU Shares (#)
M. W. Lamach	2,187,500	132,576	2,187,500	41,588
S. R. Shawley	500,000	30,304	500,000	9,506
M. J. Avedon	275,000	16,667	275,000	5,229
G. S. Michel	200,000	12,122	200,000	3,803
D. P. M. Teirlinck	362,500	21,970	362,500	6,892

The number of stock options was determined based on the Black-Scholes ratio on December 31, 2012 and the fair market value of our ordinary shares on the date of the grant. The number of RSUs was determined using the fair market value of our ordinary shares on the date of grant.

VI. Other Compensation and Tax Matters

Retirement Programs and Other Benefits

We maintain qualified and nonqualified defined benefit pension plans for our employees, including the NEOs, to provide for fixed benefits upon retirement based on the individual's age and number of years of service. Refer to the Pension Benefits table for additional details on these programs.

We offer a qualified, defined contribution (401(k)) plan called the Ingersoll-Rand Company Employee Savings Plan (the "ESP") to our salaried and hourly U.S. workforce, including the NEOs. The ESP is a plan that provides a dollar-for-dollar Company match on the first six percent of the employee's eligible contributions to the ESP. The ESP has a number of investment options and is an important component of our retirement program.

We also have a nonqualified, defined contribution plan. The Ingersoll-Rand Company Supplemental Employee Savings Plan (the "Supplemental ESP") is an unfunded plan that makes up matching contributions that cannot be made to the ESP due to Internal Revenue Service ("IRS") or plan limitations. The Supplemental ESP is deemed to be invested in the funds selected by the NEOs, which are the same funds available in the ESP except for a self-directed brokerage account, which is not available in the Supplemental ESP.

In June 2012, our Board of Directors approved significant changes to our broad-based, qualified retirement programs with the intent to move from a combined defined benefit/defined contribution approach to a fully defined contribution plan approach over time. Employees active prior to July 1, 2012 were given a choice between continuing to participate in the defined benefit plan until December 31, 2022 or moving to an enhanced version of the ESP effective January 1, 2013. Employees hired on or after July 1, 2012 were automatically covered under the enhanced version of the ESP. Under the enhanced version of the ESP, employees will receive a basic employer contribution equal to 2% of eligible compensation in addition to the Company's matching contribution while ceasing to accrue benefits under the defined benefit plan. Effective as of December 31, 2022, accruals in the defined benefit plan will cease for all employees. The Compensation Committee approved corresponding changes to the nonqualified defined benefit and contribution pension plans. Additional details on the changes can be found following the Pension Benefits table.

Our Ingersoll Rand Executive Deferred Compensation Plan (the "EDCP Plan I") and the Ingersoll Rand Executive Deferred Compensation Plan II (the "EDCP Plan II" and, together with the EDCP Plan I, the "EDCP Plans") allow eligible employees to defer receipt of a part of their annual salary, AIM award and/or PSP award in exchange for investments in ordinary shares or mutual fund investment equivalents. Refer to the Nonqualified Deferred Compensation table for additional details on the EDCP Plans.

We provide an enhanced, long-term disability plan to certain executives. The plan provides for a higher monthly maximum than the standard group plan and a more favorable definition of disability and has an underlying individual policy that is portable when the executive terminates.

In light of the American Jobs Creation Act of 2004 governing Section 409A of the Code, "mirror plans" for several of our nonqualified plans, including the Ingersoll-Rand Supplemental Pension Plan ("Supplemental Pension Plan I") and the EDCP I, were created. The mirror plans are the Ingersoll-Rand Supplemental Pension Plan II ("Supplemental Pension Plan II and, together with the Supplemental Pension Plan I, the "Supplemental Pension Plans") and the EDCP II. The purpose of these mirror plans is not to provide additional benefits to participants, but merely to preserve the tax treatment of the plans that were in place prior to December 31, 2004. In the case of the Supplemental Plans, the mirror plan benefits are calculated by subtracting the original benefit value to avoid double-counting the benefit. For the EDCP Plans, balances accrued through December 31, 2004 are maintained separately from balances accrued after that date.

We provide our NEOs with other benefits that we believe are consistent with prevailing market practice and those of our peer companies. These other benefits and their incremental cost to the Company are reported in "All Other Compensation" shown in the Summary Compensation Table.

Severance Arrangements

In connection with external recruiting of certain officers, we generally enter into employment arrangements that provide for severance payments upon certain termination events, other than in the event of a change in control (which is covered by separate agreements with the officers). Mr. Lamach and Ms. Avedon have such arrangements, which are described in the Post-Employment Benefits section of this proxy statement. We adopted a Severance Plan, amended outstanding award agreements and adopted new equity award agreements to provide certain employees, including our NEOs, with certain benefits in the event of a termination of employment without cause or for good reason between December 10, 2012 and the first anniversary of a Major Restructuring (as defined in the Post-Employment Section below). In addition, although we do not have a formal severance policy for our executives (other than in the event of a Major Restructuring), we do have guidelines that in most cases would provide for severance in the event of termination without cause. The benefits available in connection with a Major Restructuring and under these guidelines are also described in the Post-Employment Benefits section of the proxy statement.

Change-In-Control Provisions

We have entered into change-in-control agreements with our officers. Payments are subject to a double trigger, meaning that payments would only be received if an officer is terminated without cause or resigns for "good reason" within two years following a change in control. We provide change-in-control agreements to our officers to focus them on the best interests of shareholders and assure continuity of management in circumstances that reduce or eliminate job security and might otherwise lead to accelerated departures. Our incentive stock plans provide for the accelerated vesting of outstanding stock awards in the event of a change in control of the Company. Refer to the Post-Employment Benefits section of this proxy statement for a more detailed description of the change-in-control provisions.

Tax and Accounting Considerations


Proxy Statement

Section 162(m) of the Code imposes a limit of $1,000,000 on the amount that we may deduct for federal income tax purposes in any one year for compensation paid to our CEO and any of our three other highest-paid NEOs, other than our CFO, who are employed as of the end of the year. However, to the extent compensation is "performance-based" within the meaning of Section 162(m), the Section's limitations will not apply. We intend most of the variable compensation (*i.e.*, AIM, PSP and stock options) paid to NEOs to qualify as performance-based within the meaning of Section 162(m) so as to be tax deductible by us, which benefits our shareholders. In order to qualify as performance based, the compensation must, among other things, be paid pursuant to a shareholder approved plan upon the attainment of objective performance criteria. Our Compensation Committee believes that tax deductibility of compensation is an important factor, but not the sole factor, in setting executive compensation policies and in rewarding superior executive performance. Accordingly, although our Compensation Committee generally intends to avoid the loss of a tax deduction due to Section 162(m), it reserves the right, in appropriate circumstances, to pay amounts that are not deductible. In determining variable compensation programs, we consider other tax and accounting implications of particular forms of compensation, such as the implications of Section 409A of the Code governing deferred compensation arrangements and favorable accounting treatment afforded certain equity based plans that are settled in shares. However, the forms of variable compensation we utilize are determined primarily by their effectiveness in creating maximum alignment between our key strategic objectives and the interests of our shareholders.

Senior Executive Performance Plan (SEPP)

The SEPP is a shareholder approved plan that funds the annual cash incentive awards that may be granted to each of the NEOs under AIM. Under the SEPP, the maximum amount of cash incentive that can be paid to the CEO is 0.6% of Consolidated Operating Income from Continuing Operations (as defined in the SEPP) and the maximum amount of cash incentive that can be paid to any other covered executive is 0.3% of Consolidated Operating Income from Continuing Operations. Our Compensation Committee generally exercises its discretion to pay less than the maximum amount to the NEOs, after considering the factors described in the AIM Program.

Timing of Awards

Our regular annual equity grants are made by our Compensation Committee at a meeting held after the annual earnings release. The timing of this meeting allows management to review the prior year's performance and assemble all of the necessary information for our Compensation Committee's consideration. The date is never selected or changed to increase the value of equity awards for executives.

Claw-back / Recoupment Policy

To align further the interests of our employees and our shareholders, we have a claw-back / recoupment policy to ensure that any fraud or intentional misconduct leading to a restatement of our financial statements would be properly addressed. The policy provides that if it is found that an employee committed fraud or engaged in intentional misconduct that resulted, directly or indirectly, in a need to restate our financial statements, then our Compensation Committee has the discretion to direct the Company to recover all or a portion of any cash or equity incentive compensation paid or value realized, and/or to cancel any stock-based awards or AIM award granted to an employee on or after the effective date of the policy. Our Compensation Committee may also request that the Company seek to recover any gains realized on or after the effective date of the policy for equity or cash awards made prior to that date (including AIM, stock options, PSUs and RSUs). Application of the claw-back / recoupment policy is subject to a determination by our Compensation Committee that: (i) the cash incentive or equity compensation to be recouped was calculated on, or its realized value affected by, the financial results that were subsequently restated; (ii) the cash incentive or equity award would have been less valuable than what was actually awarded or paid based on the application of the correct financial results; and (iii) the employee to whom the policy applied engaged in fraud or intentional misconduct. This policy will be revised if required under the Dodd-Frank Act once the regulations implementing the claw-back policy requirements of that law have been issued.

Share-Ownership Guidelines

We impose share ownership requirements on each of our officers. These share ownership requirements are designed to emphasize share ownership by our officers and to further align their interests with our shareholders. Each officer must achieve and maintain ownership of ordinary shares or ordinary share equivalents at or above a prescribed level. The requirements are as follows:

Position	Number of Active Participants as of the Record Date	Individual Ownership Requirement (Shares and Equivalents)	Percent of Salary (Based on Stock Price as of the Record Date)
Chief Executive Officer	1	150,000	Approximately 7x multiple of salary
Senior Vice Presidents	9	40,000	Approximately 5x multiple of salary
Corporate Vice Presidents	5	15,000	Approximately 2x multiple of salary

Our share-ownership program requires the accumulation of ordinary shares (or ordinary share equivalents) over a five-year period following the date the person becomes subject to share-ownership requirements at the rate of 20% of the required level each year. Executives who are promoted, and who have their ownership requirement increased, have three years to achieve the new level from the date of promotion. However, given the significant increase in the ownership requirement for an individual who is promoted to CEO, that individual has five years from the date of the promotion to achieve the new level. Ownership credit is given for actual ordinary shares owned, deferred compensation that is invested in ordinary shares within our EDCP Plans, ordinary share equivalents accumulated in our qualified and nonqualified employee savings plans as well as RSUs. Stock options, SARs and unvested PSUs do not count toward meeting the share-ownership target. If executives fall behind their scheduled accumulation level during their applicable accumulation period, or if they fail to maintain their required level of ownership after their applicable accumulation period, their right to exercise stock options will be limited to "buy and hold" transactions and any shares received upon the vesting of RSU and PSU awards must be held until the required ownership level is achieved. As of the Record Date, all of our executives subject to the share-ownership guidelines were in compliance with these requirements.

COMPENSATION COMMITTEE REPORT

We have reviewed and discussed with management the Compensation Discussion and Analysis contained in this Proxy Statement.

Based on our review and discussion, we recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement as well as the Company's Annual Report on Form 10-K for the year ended December 31, 2012.

COMPENSATION COMMITTEE
Tony L. White (Chair)
John Bruton
Jared L. Cohon
Gary D. Forsee
Constance J. Horner

SUMMARY OF REALIZED COMPENSATION

The table below is a summary of the compensation actually realized by our CEO for 2012, 2011 and 2010. This information is intended to supplement and not be a substitute for the information shown on the Summary Compensation Table. The information required to be shown on the Summary Compensation Table includes elements of compensation that may or may not actually be realized by the NEOs at a future date. We believe this table enhances our shareholders' understanding of our CEO's compensation.

Year (1)	Salary ($)	Performance-based Cash Compensation ($)(2)	Equity Compensation ($)(3)	Other Compensation ($)(4)	Total Realized Compensation ($)
2012 Chairman, President and Chief Executive Officer	1,175,000	1,522,950	171,246	311,363	3,180,559
2011 Chairman, President and Chief Executive Officer	1,075,000	1,552,350	2,223,605	310,833	5,161,788
2010 President and Chief Operating Officer; President and Chief Executive Officer; and Chairman, President and Chief Executive Officer	972,692	850,927	342,872	197,152	2,363,643

(1) Mr. Lamach received the following promotions during the 2010 to 2012 period: (a) from President and Chief Operating Officer to President and Chief Executive Officer on February 3, 2010 and (b) appointed Chairman of the Board on June 4, 2010.

(2) Represents the AIM award paid in the applicable year and earned in the immediately previous year.

(3) Represents amount realized upon the exercise of stock options and the vesting of RSUs and PSUs, before payment of any applicable withholding taxes and brokerage commissions, and includes the value of dividend equivalents paid on such awards.

(4) Represents the amounts imputed as income under applicable IRS rules and regulations.

EXECUTIVE COMPENSATION

The following table provides summary information concerning compensation paid by the Company or accrued on behalf of our NEOs for services rendered during the years ended December 31, 2012, 2011 and 2010.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)(a)	Stock Awards ($)(b)	Option Awards ($)(c)	Non-Equity Incentive Plan Compensation ($)(d)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(e)	All Other Compensation ($)(f)	Total ($)
M. W. Lamach	2012	1,175,000	6,288,586	1,697,045	1,571,270	4,920,650	483,868	16,136,419
Chairman, President and Chief Executive Officer	2011	1,075,000	2,750,022	3,077,905	1,522,950	3,867,063	517,947	12,810,887
	2010	972,692	2,749,986	2,527,500	1,552,350	2,226,499	349,833	10,378,860
S. R. Shawley	2012	613,500	1,746,896	471,399	529,836	2,532,907	98,549	5,993,087
Senior Vice President and Chief Financial Officer	2011	593,750	1,387,531	474,521	553,800	2,723,841	110,520	5,843,963
	2010	568,750	1,387,503	418,615	624,795	2,298,593	103,681	5,401,937
M. J. Avedon	2012	503,400	960,778	259,277	371,657	603,324	99,207	2,797,643
Senior Vice President, Human Resources and Communications	2011	478,950	697,529	238,540	368,249	689,393	83,584	2,556,245
	2010	461,250	697,511	210,440	378,952	380,709	555,874	2,684,736
G. S. Michel	2012	439,750	855,617	164,994	373,715	610,208	205,456	2,649,740
Senior Vice President								
D. P. M. Teirlinck	2012	580,000	1,179,131	318,197	225,695	750,764	117,538	3,171,325
Senior Vice President	2011	561,250	900,028	307,795	547,705	513,189	120,299	2,950,266
	2010	550,000	900,013	271,534	448,025	292,608	713,271	3,175,451

(a) Pursuant to the EDCP Plans, a portion of a participant's annual salary may be deferred into a number of investment options. In 2012 there were no salary deferrals by any NEO into the EDCP Plans.

(b) The amounts shown in this column reflect the aggregate grant date fair value of PSU awards and any RSU awards granted for the year under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718 and do not reflect amounts paid to or realized by the NEOs. In determining the aggregate grant date fair value of the PSU awards, the awards are valued assuming target level performance achievement. If the maximum level performance achievement is assumed, the aggregate grant date fair value of the PSU awards would be as follows:

Name	Maximum Grant Date Value Of 2012-14 PSU Awards ($)	Maximum Grant Date Value Of Special PSU Awards ($)
M. W. Lamach	8,977,095	—
S. R. Shawley	2,493,711	—
M. J. Avedon	1,371,536	—
G. S. Michel	872,814	488,400
D. P. M. Teirlinck	1,683,212	—

For a discussion of the assumptions made in determining the ASC 718 values, see Note 14, "Share-Based Compensation," to the Company's consolidated financial statements contained in the 2012 Form 10-K. The ASC 718 grant date fair value of the PSU award is spread over the number of months of service required for the grant to become non-forfeitable, disregarding any adjustments for potential forfeitures.

Please see also the Grants of Plan-Based Awards table for additional details of the 2012 grants included in this column.

(c) The amounts in this column reflect the aggregate grant date fair value of stock option grants for financial reporting purposes for the year under ASC 718 and do not reflect amounts paid to or realized by the NEOs. For a discussion of the assumptions made in determining the ASC 718 values see Note 14, "Share-Based Compensation," to the Company's consolidated financial statements contained in its 2012 Form 10-K.

(d) This column reflects the amounts earned as annual awards under the AIM program. Unless deferred into the EDCP Plans, AIM program payments are made in cash. In 2012, there were no AIM deferrals by any NEO into the EDCP Plans. Amounts shown in this column are not reduced to reflect deferrals of AIM awards into the EDCP Plans.

(e) Amounts reported in this column reflect the aggregate increase in the actuarial present value of the benefits under the qualified Ingersoll Rand Pension Plan Number One (the "Pension Plan"), Supplemental Pension Plans, Key Management Supplemental Pension Plan (the "KMP") and EOSP, as applicable. The change in pension benefits value is attributable to the additional year of service and age, the annual AIM award and any annual salary increase. Amounts are higher for those NEOs who are older and closer to retirement than for those who are younger and further from retirement since the period over which the benefit is discounted to determine its present value is shorter and the impact of discounting is therefore reduced. The plans do not permit above-market or preferential earnings on any nonqualified deferred compensation.

The change in pension value for Mr. Lamach for all three years shown was attributable to these factors but the change was more significant due to his promotion to CEO and his adjusted salary and bonus target. For all the NEOs, amounts in this column were also impacted by the continuing trend of decreasing interest rates and increasing discount rates, which causes the value of the lump sum under the EOSP and the KMP to increase.

(f) The following table summarizes the components of this column for fiscal year 2012:

Name	Company Matching Contributions ($)(1)	Company Cost for Life Insurance ($)	Retiree Medical Plan ($)(2)	Tax Assistance ($)(3)	Other Benefits ($)(4)	Total ($)
M. W. Lamach	161,877	1,890	—	108,945	211,156	483,868
S. R. Shawley	70,038	2,838	1,100	—	24,573	98,549
M. J. Avedon	52,299	1,198	—	—	45,710	99,207
G. S. Michel	36,831	1,049	1,600	10,961	155,015	205,456
D. P. M. Teirlinck	67,662	2,657	—	2,540	44,679	117,538

(1) Represents Company matching contributions under the Company's ESP and Supplemental ESP plans.

(2) Represents the estimated year-over-year increase in the value of the retiree medical plan, calculated based on the methods used for financial statement reporting purposes.

(3) The amount for Mr. Lamach represents tax equalization payments related to Irish taxes owed on $270,000, which is the portion of his income that is allocated to his role as a director of the Company. Without these payments, Mr. Lamach would be subject to double taxation on this amount since he is already paying U.S. taxes on this income. The amount for (i) Mr. Michel represents payments made on his behalf for taxes related to relocation costs; and (ii) Mr. Teirlinck represents payment of taxes on his behalf related to Company contributions made to the Belgium social scheme.

(4) Represents: (i) the incremental cost to the Company of personal use of the Company aircraft by the CEO. For security and safety reasons and to maximize his availability for Company business, the Board of Directors requires the CEO to travel on Company-provided aircraft for business and personal purposes, unless commercial travel is deemed a minimal security risk by the Company. The incremental cost to the Company of personal use of the Company aircraft is calculated based on the hourly average variable operating costs to the Company. Variable operating costs include fuel, maintenance, on-board catering and landing fees. The hourly average variable cost is multiplied by the amount of time flown for personal use to derive the incremental cost. The methodology excludes fixed costs that do not change based on usage, such as pilots' and other employees' salaries, management fees and training, hangar and insurance expenses. We impose an annual limit of $150,000 on the CEO's non-business use of Company-provided aircraft. For 2012, the amount for Mr. Lamach includes $140,717 for personal use of Company-provided aircraft; (ii) the following cost for relocation costs, including costs related to the sale of a prior residence, for Mr. Michel, $131,391; (iii) the following incremental cost of the Company-leased cars, calculated based on the lease, insurance, fuel and maintenance costs to the Company: Mr. Lamach, $18,540; Mr. Shawley, $17,004; Ms. Avedon, $30,904 (which includes the difference between the resale value and the book value for the Company car she purchased under the program); Mr. Michel, $9,834; and Mr. Teirlinck, $18,838; (iv) additional incremental costs associated with the use of the Company aircraft. Under the Company's aircraft use policy, the Compensation Committee has determined that business use includes travel that is related to the Company's business or benefits the Company, such as travel to meetings of other boards on which the CEO sits. For 2012, the amount for Mr. Lamach includes $38,876 for such business-related travel; (v) the following costs for financial counseling services, which may include tax preparation and estate planning services: Mr. Lamach, $11,613; Mr. Shawley, $4,865; Ms. Avedon, $10,376; Mr. Michel, $9,442; and Mr. Teirlinck, $8,905; (vi) the following costs for medical services provided through an on-site physician under the Executive Health Program: Mr. Lamach, $1,410; Mr. Shawley, $2,704; Ms. Avedon, $4,430; Mr. Michel, $ 2,883; and Mr. Teirlinck, $2,090; (vii) the payment of $14,846 to permit Mr. Teirlinck to remain covered under the Belgium social scheme and have access to the country's health plan should he return to Europe; and (viii) $1,465 for Mr. Michel for Company product rebates available to U.S. employees.

2012 Grants of Plan-Based Awards

The following table shows all plan-based awards granted to the NEOs during fiscal 2012. This table is supplemental to the Summary Compensation Table and is intended to complement the disclosure of equity awards and grants made under non-equity incentive plans in the Summary Compensation Table.

		Estimated Future Payouts Under Non-Equity Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards						
Name	Grant Date	Threshold ($)(a)	Target ($)(a)	Maximum ($)(a)	Threshold (#)(b)	Target (#)(b)	Maximum (#)(b)	All Other Stock Awards: Number of Shares of Stock or Units (#)(c)	All Other Option Awards: Number of Securities Underlying Options (#)(c)	Exercise or Base Price of Option Awards ($/Sh) (d)	Grant Date Fair Value of Stock and Option Awards ($)(e)
M. W. Lamach											
AIM	2/24/2012	576,000	1,920,000	3,840,000	—	—	—	—	—	—	—
PSUs (2012-14)	2/24/2012	—	—	—	44,227	88,453	176,906	—	—	—	4,488,547
Options	2/24/2012	—	—	—	—	—	—	—	124,053	40.70	1,697,045
RSUs	2/24/2012	—	—	—	—	—	—	44,227	—	—	1,800,039
S. R. Shawley											
AIM	2/24/2012	185,400	618,000	1,236,000	—	—	—	—	—	—	—
PSUs (2012-14)	2/24/2012	—	—	—	12,286	24,571	49,142	—	—	—	1,246,856
Options	2/24/2012	—	—	—	—	—	—	—	34,459	40.70	471,399
RSUs	2/24/2012	—	—	—	—	—	—	12,286	—	—	500,040
M. J. Avedon											
AIM	2/24/2012	130,050	433,500	867,000	—	—	—	—	—	—	—
PSUs (2012-14)	2/24/2012	—	—	—	6,757	13,514	27,028	—	—	—	685,768
Options	2/24/2012	—	—	—	—	—	—	—	18,953	40.70	259,277
RSUs	2/24/2012	—	—	—	—	—	—	6,757	—	—	275,010
G. S. Michel											
AIM	2/24/2012	106,320	354,400	708,800	—	—	—	—	—	—	—
PSUs (2012-14)	2/24/2012	—	—	—	4,300	8,600	17,200	—	—	—	436,407
Special PSUs	2/24/2012	—	—	—	—	6,000	12,000	—	—	—	244,200
Options	2/24/2012	—	—	—	—	—	—	—	12,061	40.70	164,994
RSUs	2/24/2012	—	—	—	—	—	—	4,300	—	—	175,010
D. P. M. Teirlinck											
AIM	2/24/2012	157,950	526,500	1,053,000	—	—	—	—	—	—	—
PSUs (2012-14)	2/24/2012	—	—	—	8,293	16,585	33,170	—	—	—	841,606
Options	2/24/2012	—	—	—	—	—	—	—	23,260	40.70	318,197
RSUs	2/24/2012	—	—	—	—	—	—	8,293	—	—	337,525

(a) The target award levels established for the AIM program are established annually in February and are expressed as a percentage of the NEO's base salary. Refer to Compensation Discussion and Analysis under the heading "Annual Incentive Matrix Program" for a description of the Compensation Committee's process for establishing AIM program target award levels. The amounts reflected in the "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" columns represent the threshold, target and maximum amounts for awards under the AIM program that were paid in February 2013, based on performance in 2012. Thus, the amounts shown in the "threshold, target and maximum" columns reflect the range of potential payouts when the target award levels were established in February 2012. The AIM program pays $0 for performance below threshold. The actual amounts paid pursuant to those awards are reflected in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table.

(b) The amounts reflected in the "Estimated Future Payouts Under Equity Incentive Plan Awards" columns represent the threshold, target and maximum amounts for PSU awards for the 2012-2014 performance period. The PSP pays $0 for performance below threshold. For a description of the Compensation Committee's process for establishing PSP target award levels and the terms of PSU awards, please refer to Compensation Discussion and Analysis under the heading "Long-Term Incentive Program" and the "Post-Employment Benefits" section below.

(c) The amounts in these columns reflect the stock option and RSU awards granted in February 2012. For a description of the Compensation Committee's process for determining stock option and RSU awards and the terms of such awards, see Compensation Discussion and Analysis under the heading "Long-Term Incentive Program" and the "Post-Employment Benefits" section below.

(d) Stock options were granted under the Company's 2007 Plan, which requires options to be granted at an exercise price equal to the fair market value of the Company's ordinary shares on the date of grant. The fair market value is defined in the 2007 Plan as the average of the high and low composite price of the Company's ordinary shares listed on the NYSE on the grant date. The closing price on the NYSE of the Company's ordinary shares was $40.48 on the grant date.

(e) The grant date fair value of the equity awards granted in February 2012 was calculated in accordance with ASC 718. The Company cautions that the actual amount ultimately realized by each NEO from the stock option awards will likely vary based on a number of factors, including stock price fluctuations, differences from the valuation assumptions used and timing of exercise or applicable vesting. For a description of the assumptions made in valuing the equity awards see Note 14, "Share-Based Compensation" to the Company's consolidated financial statements contained in its 2012 Form 10-K. For PSUs, the grant date fair value has been determined based on achievement of target level performance, which is the performance threshold the Company believes is the most likely to be achieved under the grants.

Outstanding Equity Awards at December 31, 2012

Name	Grant Date	Option Awards: Number of Securities Underlying Unexercised Options (#) Exercisable (a)	Option Awards: Number of Securities Underlying Unexercised Options (#) Unexercisable (a)	Option Awards: Option Exercise Price ($)	Option Awards: Option Expiration Date (c)	Stock Awards: Number of Shares or Units of Stock that have Not Vested (#) (d)	Stock Awards: Market Value of Shares or Units of Stock that have Not Vested ($) (e)	Stock Awards: Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have Not Vested (#) (f)	Stock Awards: Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have Not Vested ($) (e)
M.W. Lamach	2/17/2004	100,000	—	33.9200	2/16/2014	—	—	—	—
	2/2/2005	100,000	—	38.6850	2/1/2015	—	—	—	—
	2/1/2006	52,740	—	39.4250	1/31/2016	—	—	—	—
	2/7/2007	43,790	—	43.1250	2/6/2017	—	—	—	—
	2/15/2008	48,510	—	39.0000	2/14/2018	—	—	—	—
	6/6/2008 (b)	50,000	50,000	43.4550	6/5/2018	—	—	—	—
	2/12/2009 (b)	50,000	—	16.8450	2/11/2019	—	—	—	—
	2/12/2009	66,125	—	16.8450	2/11/2019	—	—	—	—
	2/16/2010	166,666	83,334	31.5916	2/15/2020	—	—	87,048	4,174,822
	2/14/2011	70,175	140,352	47.3350	2/13/2021	—	—	58,097	2,786,332
	2/24/2012	—	124,053	40.7000	2/23/2022	44,227	2,121,127	88,453	4,242,206
S.R. Shawley	2/2/2005	48,400	—	38.6850	2/1/2015	—	—	—	—
	2/1/2006	52,740	—	39.4250	1/31/2016	—	—	—	—
	2/7/2007	43,790	—	43.1250	2/6/2017	—	—	—	—
	2/15/2008	48,510	—	39.0000	2/14/2018	—	—	—	—
	6/4/2008 (b)	50,000	50,000	43.4050	6/3/2018	—	—	—	—
	2/12/2009	43,750	—	16.8450	2/11/2019	—	—	—	—
	2/16/2010	27,604	13,802	31.5916	2/15/2020	4,880	234,045	29,280	1,404,269
	2/14/2011	10,819	21,638	47.3350	2/13/2021	6,514	312,411	19,542	937,234
	2/24/2012	—	34,459	40.7000	2/23/2022	12,286	589,237	24,571	1,178,425
M. J. Avedon	2/7/2007	30,000	—	43.1250	2/6/2017	—	—	—	—
	2/15/2008	38,987	—	39.0000	2/14/2018	—	—	—	—
	2/12/2009	15,000	—	16.8450	2/11/2019	—	—	—	—
	2/16/2010	13,876	6,939	31.5916	2/15/2020	2,454	117,694	14,719	705,923
	2/14/2011	5,438	10,878	47.3350	2/13/2021	3,275	157,069	9,824	471,159
	2/24/2012	—	18,953	40.7000	2/23/2022	6,757	324,066	13,514	648,131
G. S. Michel	2/2/2005	17,280	—	38.6850	2/1/2015	—	—	—	—
	2/1/2006	14,070	—	39.4250	1/31/2016	—	—	—	—
	2/7/2007	16,450	—	43.1250	2/6/2017	—	—	—	—
	2/15/2008	20,264	—	39.0000	2/14/2018	—	—	—	—
	2/16/2010	3,190	3,190	31.5916	2/15/2020	1,128	54,099	3,957	189,778
	8/5/2010	—	—	—	—	10,000	479,600	—	—
	2/14/2011	3,289	6,580	47.3350	2/13/2021	1,981	95,009	2,641	126,662
	2/24/2012	—	12,061	40.7000	2/23/2022	4,300	206,228	8,600	412,456
	2/24/2012	—	—	—	—	—	—	6,000	287,760
D. Teirlinck	10/2/2005	2,667	—	38.4700	10/1/2015	—	—	—	—
	2/7/2007	23,170	—	43.1250	2/6/2017	—	—	—	—
	2/15/2008	25,276	—	39.0000	2/14/2018	—	—	—	—
	2/12/2009	35,000	—	16.8450	2/11/2019	—	—	—	—
	2/16/2010	17,905	8,953	31.5916	2/15/2020	3,166	151,841	18,992	910,856
	2/14/2011	7,017	14,036	47.3350	2/13/2021	4,226	202,679	12,676	607,941
	2/24/2012	—	23,260	40.7000	2/23/2022	8,293	397,732	16,585	795,417

(a) These columns represent stock option and SARs awards. Except as noted in (b) below, these awards generally become exercisable in three equal installments beginning on the first anniversary after the date of grant, subject to continued employment or retirement.

(b) Mr. Lamach's grant dated June 6, 2008 vests 50% on each of the third and fifth anniversaries of the grant date and his grant dated February 12, 2009 vested 100% on the third anniversary of the grant date. Mr. Shawley's grant dated June 4, 2008 vests 50% on each of the fourth and sixth anniversaries of February 15, 2008.

(c) All of the options granted to the NEOs expire on the tenth anniversary (less one day) of the grant date.

(d) This column represents unvested RSUs. Except as described in the following sentence, RSUs generally become exercisable in three equal installments beginning on the first anniversary after the date of grant, subject to continued employment or retirement. In the case of Mr. Michel's grant dated August 5, 2010, 100% of it vests on the third anniversary of the grant date.

(e) The market value was computed based on $47.96, the closing market price of the Company's ordinary shares on the NYSE at December 31, 2012.

(f) This column represents unvested and unearned PSUs. PSUs vest upon the completion of a three-year performance period. The actual number of shares an NEO will receive, if any, is subject to achievement of the performance goals as certified by the Compensation Committee, and continued employment. With respect to Mr. Michel's Special PSUs granted on February 24, 2012 with a target number of shares of 6,000, the actual number of shares he may receive is based on achievement of performance goals for 2012 but the shares do not actually vest until the second anniversary of the date on which the 2012 performance goals are certified.

2012 Option Exercises and Stock Vested

The following table provides information regarding the amounts received by each NEO upon exercise of stock options and SARs or the vesting of RSUs during the fiscal year ended December 31, 2012:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (a)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
M. W. Lamach	—	—	4,409	165,911 (b)
S. R. Shawley	76,875	1,595,228	12,512	485,893 (c)
M. J. Avedon	12,500	387,888	7,090	274,370 (c)
G. S. Michel	6,300	138,052	3,378	130,830 (c)
D. P. M. Teirlinck	17,580	120,889	8,612	333,843 (c)

(a) This column reflects the aggregate dollar amount realized by the NEO upon the exercise of the stock options and SARs by determining the difference between (i) for stock options, the market price of the Company's ordinary shares at exercise and the exercise price of the stock options or (ii) for SARs, the opening stock price of the Company's ordinary shares on the date of exercise and the exercise price of the SARs.

(b) Reflects the value of the RSUs that vested on February 12, 2012, based on the average of the high and low stock price of the Company's ordinary shares on the vesting date.

(c) Reflects the value of the RSUs that vested on February 12, 2012, February 14, 2012 and February 16, 2012, based on the average of the high and low stock price of the Company's ordinary shares on the vesting date.

2012 Pension Benefits

The NEOs participate in the following defined benefit plans:

- the Pension Plan;
- the Supplemental Pension Plans; and
- the EOSP or the KMP.

The Pension Plan is a funded, tax qualified, non-contributory defined benefit plan that covers the majority of the Company's salaried U.S. employees. The Pension Plan provides for normal retirement at age 65. The Pension Plan was amended in 2012 to provide that vesting occurs: (i) after five years of service, or (ii) while employed, the participant (a) attains age 65, (b) dies or (c) becomes disabled. The formula to determine the lump sum benefit under the Pension Plan is: 5% of final average pay (the five highest consecutive years out of the last ten years of eligible compensation) for each year of credited service. A choice for distribution between an annuity and a lump sum option is available. The Pension Plan was closed to new participants after June 30, 2012 and no further benefits will accrue to any Pension Plan participant for service performed after December 31, 2022. In addition, any employee who was a Pension Plan participant on June 30, 2012 was provided the option to waive participation in the Pension Plan effective January 1, 2013, and, in lieu of participation, receive a non-elective employer contribution equal to 2% of eligible compensation in the ESP.

The Supplemental Pension Plans are unfunded, nonqualified, non-contributory defined benefit restoration plans. Since the IRS limits the annual compensation recognized when calculating benefits under the qualified Pension Plan, the Supplemental Plans restore what is lost in the Pension Plan due to these limits. The Supplemental Pension Plans cover all employees of the Company who participate in the Pension Plan and who are impacted by the Code compensation limits. A participant must meet the vesting requirements of the qualified Pension Plan to vest for benefits under the Supplemental Pension Plans. Benefits under the Supplemental Pension Plans are available only as a lump sum distribution after termination and paid in accordance with Section 409A of the Code. As a result of the 2012 changes to the Pension Plan, the Supplemental Pension Plans were closed to employees hired on or after June 30, 2012, and no further benefits will accrue to any Supplemental Plan participant for service performed after December 31, 2022.

NEOs participate in either the EOSP or the KMP. The EOSP, which was closed to new participants effective April 2011, is an unfunded, nonqualified, non-contributory defined benefit plan, designed to replace a percentage of an officer's final average pay based on his or her age and years of service at the time of retirement. Final average pay is defined as the sum of the officer's current annual salary plus the average of his or her three highest AIM awards during the most recent six years. No other elements of compensation (other than salary and AIM awards) are included in final average pay. The EOSP provides a benefit pursuant to a formula in which 1.9% of an officer's final average pay is multiplied by the officer's years of service (up to a maximum of 35 years) and then reduced by the value of other retirement benefits the officer will receive that are provided by the Company under certain qualified and nonqualified retirement plans as well as Social Security. If additional years of service were granted to an officer as part of his or her employment agreement, those additional years of service are reflected in the Pension Benefits table below. Vesting occurs, while the officer is employed by the Company, at the earlier of the attainment of age 55 and the completion of 5 years of service or age 62. Unreduced benefits under the EOSP are available at age 62 and benefits are only available as a lump sum after termination and paid in accordance with Section 409A of the Code. Each NEO, other than Mr. Michel, participates in the EOSP.

The KMP is an unfunded, nonqualified, non-contributory defined benefit plan available to certain key employees. The KMP is designed to replace a percentage of a key employee's final average pay based on his or her age and years of service at the time of retirement. Final average pay is defined as the sum of the key employee's current annual salary plus the average of the employee's three highest AIM awards during the most recent six years. No other elements of compensation (other than salary and AIM awards) are included in final average pay. The KMP provides a benefit pursuant to a formula in which 1.7% of a key employee's final average pay is multiplied by years of service (up to a maximum of 30 years) and then reduced by the value of other retirement benefits the key employee will receive that are provided by the Company under certain qualified and nonqualified retirement plans as well as Social Security. Vesting occurs at the earlier of the attainment of age 55 and the completion of 5 years of service or age 65. Benefits are only available as a lump sum after termination and paid in accordance with Section 409A of the Code. Mr. Michel is the only NEO who participates in the KMP.

The table below represents the estimated present value of defined benefits for the plans in which each NEO participates.

Name	Plan Name	Number of Years Credited Service (#) (a)		Present Value of Accumulated Benefit ($) (b)		Payments During Last Fiscal Year ($)
M.W. Lamach	Pension Plan	8.917		83,400		—
	Supplemental Pension Plan II	8.917		538,889		—
	EOSP	26.00	(c)	13,482,030		—
S. R. Shawley	Pension Plan	38.50		711,146		—
	Supplemental Pension Plan I	6.00	(d)	168,929		—
	Supplemental Pension Plan II	14.00	(d)	426,213		—
	EOSP	35.00	(e)	13,838,260	(f)	—
M. J. Avedon	Pension Plan	5.92		59,530		—
	Supplemental Pension Plan II	5.92		131,414		—
	EOSP	6.00	(g)	2,082,978		—
G. S. Michel	Pension Plan	27.58		267,674		—
	Supplemental Pension Plan I	19.58		7,873		—
	Supplemental Pension Plan II	27.58		269,917		—
	KMP	28.00		2,432,879		—
D. Teirlinck	Pension Plan	4.33	(h)	52,982		—
	Supplemental Pension Plan II	4.33	(h)	146,819		—
	EOSP	8.00	(i)	2,042,797		—

(a) Under the EOSP or the KMP, for officers covered prior to May 19, 2009, a full year of service is credited for any year in which they work at least one day. In the Pension Plan, the Supplemental Pension Plans, the EOSP and the KMP for officers covered on or after May 19, 2009, the number of years of credited service is based on elapsed time (*i.e.*, credit is given for each month in which a participant works at least one day). The Supplemental Pension Plan II was established as a mirror plan, effective January 1, 2005. The years of credited service used for calculating benefits under (i) the Supplemental Pension Plan I are the years of credited service through December 31, 2004, and (ii) the Pension Plan, EOSP, KMP and Supplemental Pension Plan II are the years of credited service through December 31, 2012. The benefits earned under the Supplemental Pension Plan I serve as offsets to the benefits earned under the Supplemental Pension Plan II.

(b) The amounts in this column reflect the estimated present value of each NEO's accumulated benefit under the plans indicated. The calculations reflect the value of the benefits assuming that each NEO was fully vested under each plan. The benefits were computed as of December 31, 2012, consistent with the assumptions described in Note 11, "Pensions and Postretirement Benefits Other than Pensions," to the consolidated financial statements in the 2012 Form 10-K.

A present value of benefits for the Supplemental Pension Plan I is reported for those NEOs who were vested in that plan at December 31, 2004, the date on which that plan was frozen. If an NEO was not vested in the Supplemental Pension Plan I at December 31, 2004, that NEO is not entitled to any benefit under that plan.

(c) Mr. Lamach's credited years of service exceed his actual years of service by 17 years pursuant to the provisions of his employment arrangement. The increase in present value of benefits due to those additional years of credited service is $9,089,411. Mr. Lamach's benefit will be reduced by the pension benefit he receives from his former employer.

(d) Mr. Shawley's service in the Supplemental Plans began in January 1999 when he transferred from Thermo King.

(e) Under the provisions of the EOSP, Mr. Shawley's service is capped at 35 years.

(f) On June 4, 2008, the Compensation Committee of the Board of Directors agreed that if Mr. Shawley remains with the Company until age 60, any reduction for early retirement will be waived. The increase in present value of benefits resulting from this provision is $1,807,678.

(g) Ms. Avedon, pursuant to the provisions of her employment arrangement, receives double credit for the first five years of employment (3.8% versus 1.9%) in determining her benefit. The increase in present value of benefits due to this provision is $1,055,606.

(h) Service in the Pension Plan and the Supplemental Pension Plan II for Mr. Teirlinck began in September 2008 when he transferred to the United States.

(i) Benefits for Mr. Teirlinck under the EOSP use all his service with the Company, not just the service in the United States. The benefit will be reduced by any and all benefits accrued or accumulated while covered under any non-U.S. plan in respect to any period of service that is counted as a year of service in this plan. The value of these non-U.S. benefits is not readily accessible until retirement, and therefore the amount shown for EOSP reflects the value of this benefit prior to these reductions.

2012 Nonqualified Deferred Compensation

The Company's EDCP Plans are unfunded, nonqualified plans that permit certain employees, including the NEOs, to defer receipt of up to 50% of their annual salary and up to 100% of their AIM awards, PSP awards and RSUs received upon commencement of employment. Elections to defer must be made prior to the beginning of the performance period. The Company has established a nonqualified grantor trust with a bank as the trustee to hold certain assets deferred under the EDCP Plans. These assets are considered general assets of the Company and are available to its creditors in the event of the Company's insolvency. Amounts held in the trust are invested by the trustee using various investment vehicles.

Participants are offered certain investment options (approximately 60 mutual fund investments and ordinary share equivalents), and can choose how they wish to allocate their cash deferrals among those investment options. Participants are 100% vested in all amounts deferred, and bear the risk of any earnings and losses on such deferred amounts.

Generally, deferred amounts may be distributed following termination of employment or at the time of a scheduled in-service distribution date chosen by the participant. If a participant has completed 5 or more years of service at the time of termination, or is terminated due to long-term disability, death or retirement, the distribution is paid in accordance with the participant's election. If a participant terminates without meeting these requirements, the account balance for all plan years will be paid in a lump sum in the year following the year of termination. A participant can elect to receive distributions at termination over a period of 5, 10, or 15 annual installments, or in a single lump sum. A participant can elect to receive scheduled in-service distributions in future years that are at least 2 years after the end of the plan year for which they are deferring. In-service distributions can be received in 2 to 5 annual installments, or if no election is made, in a lump sum. For those participants who have investments in ordinary shares, the distribution of these assets will be in the form of ordinary shares, not cash.

The stock grant plan is a frozen long-term incentive plan pursuant to which participants received performance-based stock awards. Stock awards pursuant to this plan have not been awarded since fiscal year 2001. Participants had the option of deferring those awards until retirement. Mr. Shawley deferred receipt of substantially all his stock awards. Until the time of distribution, the stock awards accrue dividends equivalents in the form of notional ordinary shares. These dividend equivalents are also deferred and are paid out in ordinary shares following retirement. Please refer to Compensation Discussion and Analysis for a description of the Supplemental ESP.

The following table provides information regarding contributions, distributions, earnings and balances for each NEO under our nonqualified deferred compensation plans:

Name	Executive Contributions in Last Fiscal Year ($) (a)	Registrant Contributions in Last Fiscal Year ($) (b)	Aggregate Earnings in Last Fiscal Year ($) (c)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($) (d)
M. W. Lamach					
EDCP II	—	—	817,849	—	2,187,353
Supplemental ESP	—	146,877	271,232	—	864,654
S. R. Shawley					
EDCP I	—	—	562,189	—	1,503,587
EDCP II	—	—	682,031	—	1,824,106
Supplemental ESP	—	55,038	204,301	—	642,793
Stock Grant Plan	—	—	303,348	—	830,637
M. J. Avedon					
EDCP II	—	—	372,673	—	996,721
Supplemental ESP	—	37,299	82,281	—	259,419
G. S. Michel					
ECDP I	—	—	14,225	—	99,229
Supplemental ESP	—	21,958	53,937	—	170,478
D. P. M. Teirlinck					
EDCP II	—	—	477,429	—	1,276,894
Supplemental ESP	—	52,662	72,639	—	242,145

(a) The annual deferrals (salary, AIM & PSP) are all reflected in the Salary column, the Non-Equity Incentive Plan column and the Stock Awards column, respectively of the Summary Compensation Table.

(b) All of the amounts reflected in this column are included in the All Other Compensation column of the Summary Compensation Table.

(c) Amounts in this column include gains and losses on investments, as well as dividends on ordinary shares or ordinary share equivalents. None of the earnings or losses reported in this column are included in the Summary Compensation Table.

(d) The following table reflects the amounts reported in this column previously reported as compensation to the NEOs in the Company's Summary Compensation Table in proxy statements for prior years. Each of Messrs. Lamach, Shawley, Michel and Teirlinck and Ms. Avedon first became NEOs and therefore had their compensation reported in the Company's proxy statements for fiscal years 2005 (Lamach), 2007 (Shawley), 2010 (Avedon and Teirlinck) and 2013 (Michel).

Name	EDCP Plans ($)	Supplemental ESP ($)
M. W. Lamach	1,529,086	470,630
S. R. Shawley	1,768,794	221,437
M. J. Avedon	376,016	73,246
G. S. Michel	—	—
D. P. M. Teirlinck	1,174,107	83,703

Post-Employment Benefits

The following discussion describes the compensation to which each NEO would be entitled in the event of termination of such executive's employment, including termination following a change in control.

Employment Arrangements and Severance. All of the NEOs are entitled to benefits upon termination of their employment following a change in control. Mr. Lamach and Ms. Avedon are also entitled to severance in the event of their involuntary termination without cause due to the terms of their employment agreements. Under the terms of their employment agreements, Mr. Lamach is eligible for 24 months of base annual salary plus a prorated AIM award earned for the year of termination as determined and paid at the conclusion of the full performance year in accordance with the terms of the plan. Ms. Avedon is eligible for 12 months of base salary plus an AIM award equal to the target amount. In addition, any unvested PSP awards from completed performance periods would vest and Mr. Lamach and Ms. Avedon would also receive prorated PSP awards (not to exceed target) for the open performance periods at the end of the respective performance periods. These awards would be based on actual performance in accordance with the terms of the plan. Mr. Lamach would also fully vest in the remaining 50,000 option grant that was part of his special retention grant of 100,000 options awarded to him on June 6, 2008.

Although the Company does not have a formal severance policy for officers, NEOs who are terminated by the Company other than for cause will generally be entitled to received up to 12 months' base salary as severance and, depending on the circumstances and timing of the termination, a pro-rated portion of their AIM award, not to exceed target. In addition, the Company's equity award agreements provide that upon termination for:

- death, disability or retirement, RSUs, stock options and SARs continue to vest on the same basis as active employees and the stock options and SARs remain exercisable for a period of three years (or five years in the case of retirement for awards granted in 2007 and after) following termination;
- group termination, RSUs, stock options and SARs immediately vest in the portion of the awards that would have vested within twelve months of termination and all vested stock options and SARs remain exercisable for a period of three years following termination;
- death or disability, PSUs vest pro-rata based on the time worked during the performance period and the achievement of performance goals from the beginning of the performance period through the end of the calendar quarter in which employment terminated; and
- retirement, group termination or job elimination, PSUs vest pro-rata based on the time worked during the performance period and the achievement of performance goals through the end of the performance period.

Change in Control. The Company has entered into a change-in-control agreement with each NEO. The change-in-control agreement provides for certain payments if the employment is terminated by the Company without "cause" (as defined in the change-in-control agreements) or by the NEO for "good reason" (as defined in the change-in-control agreements), in each case, within two years following a change in control of the Company. For officers who first became eligible for a change-in-control agreement on or after May 19, 2009, including Mr. Michel, the Company eliminated a severance payment based on outstanding PSP awards and eliminated a payment to cover the impact to the executive of certain incremental taxes incurred in connection with the payments made following a change in control.

Following a change in control, each NEO is entitled to continue receiving his or her current base salary and is entitled to an annual bonus in an amount not less than the highest annual bonus paid during the prior three years.

If an NEO's employment is terminated "without cause" or by the NEO for "good reason" following a change in control, the NEO is entitled to the following:

- any base salary and annual bonus for a completed fiscal year that had not been paid;
- an amount equal to the NEO's annual bonus for the last completed fiscal year pro-rated for the number of full months employed in the current fiscal year;
- an amount equal to the NEO's base salary pro-rated for any unused vacation days;
- a lump sum severance payment from the Company equal to the three times (for CEO and CFO) or two and one-half times (for other NEOs) the sum of:
  - the NEO's annual salary in effect on the termination date, or, if higher, the annual salary in effect immediately prior to the reduction of the NEO's annual salary after the change in control; and
  - the NEO's target AIM award for the year of termination or, if higher, the average of the AIM award amounts beginning three years immediately preceding the change in control and ending on the termination date; and
- for the NEOs other than Mr. Michel, a lump sum payment equal to three times (for CEO and CFO) or two and one-half times (for other NEOs) of: (a) the cash value of the target amount of the most recent PSU award; or (b) if higher, the average amounts of the last three PSU awards granted and paid to the NEO immediately preceding termination. This payment is in lieu of any rights the individual might have with respect to unvested PSU awards.

In addition to the foregoing, the NEOs would also be eligible to participate in the Company's welfare employee benefit programs for the severance period (three years for the CEO and CFO and two and one-half years for the other NEOs). The Company would also provide each NEO up to $100,000 of outplacement services. For purposes of calculating the NEO's nonqualified pension benefits, three years would be added to both the officer's age and service with the Company under the EOSP or KMP. In addition, the "final average pay" under the EOSP or KMP would be calculated as 50% of the lump sum severance payment. For purposes of determining eligibility for post-retirement welfare benefits, the NEO would be credited with any combination of additional years of service and age, not exceeding 10 years, to the extent necessary to qualify for such benefits.

Under the Company's incentive plans, outstanding unvested stock options, SARs and RSUs immediately vest and become exercisable or payable, as applicable, following a change in control. PSUs granted before December 1, 2010 will be deemed to have earned an award based on achievement of target level performance. PSUs granted after December 1, 2010 will be deemed to have earned a pro-rata award based on the target award opportunity and total number of months worked in the applicable performance period.

A "change in control" is defined as the occurrence of any of the following events: (i) any person unrelated to the Company becomes the beneficial owner of 30% or more of the combined voting power of the Company's voting stock; (ii) the directors serving at the time the change-in-control agreements were executed (or the directors subsequently elected by the shareholders of the Company whose election or nomination was duly approved by at least two-thirds of the then serving directors) fail to constitute a majority of the Board of Directors; (iii) the consummation of a merger or consolidation of the Company with any other corporation in which the Company's voting securities outstanding immediately prior to such merger or consolidation represent 50% or less of the combined voting securities of the Company immediately after such merger or consolidation; (iv) any sale or transfer of all or substantially all of the Company's assets, other than a sale or transfer with a corporation where the Company owns at least 80% of the combined voting power of such corporation or its parent after such transfer; or (v) any other event that the continuing directors determine to be a change in control; provided however, with respect to (i), (iii) and (iv) above, there shall be no change in control if shareholders of the Company own more than 50% of the combined voting power of the voting securities of the Company or the surviving entity or any parent immediately following such transaction in substantially the same proportion to each other as prior to such transaction.

Major Restructuring. The Company has adopted a Severance Plan that provides a cash severance payment in the event a participant's employment is terminated due to an involuntary loss of job without Cause (as defined in the Severance Plan) or a Good Reason (as defined in the Severance Plan) between December 10, 2012 and the first anniversary of the completion of a Major Restructuring (as defined below), unless the termination is substantially unrelated to the Major Restructuring. The cash severance payment would be equal to two and one-half times (for the CEO) or two times (for other NEOs) (a) current base salary, and (b) current target AIM award. In addition, the participants will receive a pro-rated portion of their target AIM award, based on actual Company and individual performance during the fiscal year in which termination of employment occurred. Participants in the EOSP or KMP who are not vested in such plans will also receive a cash payment equal to the amount of the benefit to which they would have been entitled if they were vested. As of December 31, 2012, the value of cash severance was: Mr. Lamach, $7,800,000; Mr. Shawley, $2,472,000; Ms. Avedon, $1,887,000; Mr. Michel, $1,594,800; and Mr. Teirlinck, $2,223,000.

In addition, employees who terminate employment due to an involuntary loss of job without Cause (as defined in the award agreement) or for Good Reason (as defined in the award agreement) between December 10, 2012 and the first anniversary of the completion of a Major Restructuring will, unless the termination is substantially unrelated to the Major Restructuring, (i) immediately vest in all unvested stock options and may exercise all vested stock options at any time within the following three-year period or the remaining term of the stock option, if shorter, (ii) immediately vest in all RSUs, except that retirement eligible participants would continue their existing vesting schedule, (iii) receive a prorated payout of outstanding PSUs based on actual performance at the end of performance period following termination of employment, and (iv) have the right to exercise all vested SARs at any time within the following three-year period or the remaining term of the SAR, if shorter. As of December 31, 2012, the value of unvested equity awards was: Mr. Lamach, $12,148,728; Mr. Shawley, $4,275,995; Ms. Avedon, $2,093,455; Mr. Michel, $1,678,611; and Mr. Teirlinck, $2,658,448.

A "Major Restructuring" is defined as a reorganization, recapitalization, extraordinary stock dividend, merger, sale, spin-off or other similar transaction or series of transactions, which individually or in the aggregate, has the effect of resulting in the elimination of all, or the majority of, any one or more of the Company's four business sectors (*i.e.*, Climate Solutions, Residential Solutions, Industrial Technologies and Security Technologies), so long as such transaction or transactions do not constitute a Change in Control (as defined in the applicable plan).

Enhanced Retirement Benefits. An officer is vested in EOSP or KMP upon the earlier of: (i) the attainment of age 55 and the completion of 5 years of service; (ii) attainment of age 62 for the EOSP and age 65 for the KMP; (iii) death; or (iv) change in control. A termination within two years following a change in control also triggers the payment of an enhanced benefit (as described above). Benefits under the EOSP are forfeited in the event of termination for cause. In order to be eligible for an EOSP or KMP benefit in the event of disability, a participant must remain disabled until age 65. An officer becomes vested in both the Pension Plan and the Supplemental Pension Plans upon the completion of 5 years of service. As of December 31, 2012, Mr. Lamach and Ms. Avedon were not vested in the EOSP and Mr. Michel was not vested in the KMP.

Health Benefits. In the event of a change in control, health benefits are provided, which include the Company cost of both active health and welfare benefits for the severance period (three years for Messrs. Lamach and Shawley and two and one-half years for Ms. Avedon and Messrs. Michel and Teirlinck), as well as retiree medical, if applicable. Messrs. Shawley and Michel are the only NEOs eligible for retiree medical benefits due to their age and service as of January 1, 2003, when eligibility for the retiree medical benefit was frozen. Mr. Shawley has reached the retirement threshold of age 55 with at at least 15 years of service and would receive benefits in each scenario outlined in the following table. Mr. Michel has not reached the retirement threshold but would receive retiree medical health benefits in the event of a change in control. In the event of death, Mr. Shawley's eligible dependents would be eligible to receive retiree medical health benefits.

Post-Employment Benefits Table

The following table describes the compensation to which each of the NEOs would be entitled in the event of termination of such executive's employment on December 31, 2012, including termination following a change in control. The potential payments were determined under the terms of our plans and arrangements in effect on December 31, 2012. The table does not include the pension benefits or nonqualified deferred compensation amounts that would be paid to an NEO, which are set forth in the Pension Benefits table and the Nonqualified Deferred Compensation table above, except to the extent that the NEO is entitled to an additional benefit as a result of the termination.

	Retirement ($)	Involuntary without Cause ($)	Involuntary with Cause ($)	Change in Control ($)	Disability ($)	Death ($)
M. W. Lamach						
Severance (a)	—	2,400,000	—	9,360,000	—	—
2012 Earned but Unpaid AIM Award(s) (b)	—	1,571,270	—	1,571,270	—	—
PSP Award Payout (c)	—	7,449,963	—	10,800,000	7,449,963	7,449,963
Value of Unvested Equity Awards (d)	—	225,250	—	4,997,504	4,698,766	4,698,766
Enhanced Retirement Benefits (e)	—	—	—	8,926,050	—	—
Outplacement (f)	—	14,100	—	100,000	—	—
Tax Assistance (g)	—	—	—	22,079,939	—	—
Health Benefits (h)	—	—	—	31,306	—	—
Total	—	11,660,583	—	57,866,069	12,148,729	12,148,729
S. R. Shawley						
Severance (a)	—	618,000	—	3,708,000	—	—
2012 Earned but Unpaid AIM Award(s) (b)	—	529,836	—	529,836	—	—
PSP Award Payout (c)	2,422,939	2,422,939	—	3,000,000	2,422,939	2,422,939
Value of Unvested Equity Awards (d)	1,853,056	1,853,056	—	1,989,290	1,853,056	1,853,056
Enhanced Retirement Benefits (e)	—	—	—	325,229	—	—
Outplacement (f)	—	14,100	—	100,000	—	—
Tax Assistance (g)	—	—	—	4,141,394	—	—
Health Benefits (h)	39,000	92,000	92,000	70,306	92,000	54,000
Total	4,314,995	5,529,931	92,000	13,864,055	4,367,995	4,329,995
M. J. Avedon						
Severance (a)	—	510,000	—	2,358,750	—	—
2012 Earned but Unpaid AIM Award(s) (b)	—	433,500	—	371,657	—	—
PSP Award Payout (c)	—	1,236,649	—	1,375,000	1,236,649	1,236,649
Value of Unvested Equity Awards (d)	—	—	—	885,006	856,806	856,806
Enhanced Retirement Benefits (e)	—	—	—	1,345,516	—	—
Outplacement (f)	—	14,100	—	100,000	—	—
Tax Assistance (g)	—	—	—	3,202,408	—	—
Health Benefits (h)	—	—	—	26,111	—	—
Total	—	2,194,249	—	9,664,448	2,093,455	2,093,455

Proxy Statement

	Retirement ($)	Involuntary without Cause ($)	Involuntary with Cause ($)	Change in Control ($)	Disability ($)	Death ($)
G. S. Michel						
Severance (a)	—	443,000	—	1,993,500	—	—
2012 Earned but Unpaid AIM Award(s) (b)	—	373,715	—	373,715	—	—
PSP Award Payout (c)	—	—	—	699,497	699,784	699,784
Value of Unvested Equity Awards (d)	—	—	—	1,023,758	978,826	978,826
Enhanced Retirement Benefits (e)	—	—	—	2,620,859	—	—
Outplacement (f)	—	14,100	—	100,000	—	—
Tax Assistance (g)	—	—	—	—	—	—
Health Benefits (h)	—	—	—	148,111	—	—
Total	—	830,815	—	6,959,440	1,678,610	1,678,610
D. P. M. Teirlinck						
Severance (a)	—	585,000	—	2,778,750	—	—
2012 Earned but Unpaid AIM Award(s) (b)	—	225,695	—	225,695	—	—
PSP Award Payout (c)	1,582,009	1,582,009	—	1,687,500	1,582,009	1,582,009
Value of Unvested Equity Awards (d)	1,076,439	1,076,439	—	1,100,726	1,076,439	1,076,439
Enhanced Retirement Benefits (e)	—	—	—	1,946,337	—	—
Outplacement (f)	—	14,100	—	100,000	—	—
Tax Assistance (g)	—	—	—	3,344,427	—	—
Health Benefits (h)	—	—	—	26,111	—	—
Total	2,658,448	3,483,243	—	11,209,546	2,658,448	2,658,448

(a) For the "Involuntary without Cause" column, for those NEOs who do not have a formal separation agreement, the current severance guidelines permit payment of up to one year's base salary. For the amounts shown under the "Change in Control" columns, refer to the description of how severance is calculated in the section above, entitled Post-Employment Benefits.

(b) For the "Involuntary without Cause" column, these amounts represent the (i) AIM award earned by Mr. Lamach and Ms. Avedon in 2012 and paid pursuant to the terms of their employment agreements and (ii) prorated AIM award (up to target) that may be paid to the other NEOs depending on the circumstances and timing of the termination. For the amounts under "Change in Control", these amounts represent the actual award earned for the 2012 performance period, which may be more or less than the target award.

(c) For the "Involuntary without Cause" column, these amounts represent the cash value of the prorated PSU award payout to (i) Mr. Lamach and Ms. Avedon pursuant to the terms of their employment agreements and (ii) Messrs. Shawley and Teirlinck because they are retirement eligible. For the "Change in Control" column for Messrs. Lamach, Shawley and Teirlinck and Ms. Avedon, these amounts represent the cash value of the PSU award payout, based on the appropriate multiple. For Mr. Michel, these values represent what would be provided under the terms of the 2007 Plan, which provides a pro-rated payment for all outstanding awards. For the "Retirement", "Disability" and "Death" columns, amounts represent the cash value of the prorated portion of their PSUs that vest upon such events. Amounts for each column are based on the closing stock price of the ordinary shares on December 31, 2012 ($47.96).

(d) The amounts shown for "Retirement", "Involuntary without Cause", "Change in Control", "Death" and "Disability" represent (i) the value of the unvested RSUs, which is calculated based on the number of unvested RSUs multiplied by the closing stock price of the ordinary shares on December 31, 2012 ($47.96), and (ii) the intrinsic value of the unvested stock options and SARs, which is calculated based on the difference between the closing stock price of the ordinary shares on December 31, 2012 ($47.96) and the relevant exercise price. However, only in the event of termination following a "Change in Control" is there accelerated vesting of unvested awards. In addition, in the event of a "Change in Control," holders of outstanding stock options and SARs under the Stock Incentive Plan of 1998 may elect to receive a cash payment based on the difference between the highest fair market value of the shares during the 60 days prior to the event ($48.90) and the exercise price. For "Retirement", "Involuntary without Cause", "Disability" and "Death", the awards do not accelerate but continue to vest on the same basis as active employees. Because Messrs. Shawley and Teirlinck are retirement eligible, they would continue to vest in stock options and RSUs after termination of employment for any reason other than cause.

(e) In the event of a change in control of the Company and a termination of the NEOs, the present value of the pension benefits under the EOSP, KMP and Supplemental Pension Plans would be paid out as lump sums. While there is no additional benefit to the NEOs as a result of either voluntary retirement/resignation and/or involuntary resignation without cause, there are differences (based on the methodology mandated by the SEC) between the numbers that are shown in the Pension Benefits Table and those that would actually be payable to the NEO under these termination scenarios.

(f) For the "Involuntary without Cause" column, each NEO is eligible for outplacement services for a twelve month period, not to exceed $14,100. For the "Change in Control" column, the amount represents the maximum expenses the Company would reimburse the NEO for professional outplacement services.

(g) Pursuant to the change-in-control agreements for Messrs. Lamach, Shawley and Teirlinck and Ms. Avedon, if any payment or distribution by the Company to these NEOs creates certain incremental taxes, they would be entitled to receive from the Company a payment in an amount sufficient to place them in the same after-tax financial position as if such taxes had not been imposed.

(h) Represents the Company cost of health and welfare coverage. The cost for "Change in Control" is a combination of continued active coverage for three years followed by retiree coverage, while the cost shown under the other scenarios is retiree coverage only.

INFORMATION CONCERNING VOTING AND SOLICITATION

Why Did I Receive This Proxy Statement?

We sent you this Proxy Statement or a Notice of Internet Availability of Proxy Materials ("Notice") because our Board of Directors is soliciting your proxy to vote at the Annual General Meeting. This Proxy Statement summarizes the information you need to know to vote on an informed basis.

Why Are There Two Sets Of Financial Statements Covering The Same Fiscal Period?

U.S. securities laws require us to send you our 2012 Form 10-K, which includes our financial statements prepared in accordance with U.S. GAAP. These financial statements are included in the mailing of this Proxy Statement. Irish law also requires us to provide you with our Irish Statutory Accounts for our 2012 fiscal year, including the reports of our Directors and auditors thereon, which accounts have been prepared in accordance with Irish law. The Irish Statutory Accounts are available on the Company's website at *www.ingersollrand.com/irishstatutoryaccounts* and will be laid before the Annual General Meeting.

How Do I Attend The Annual General Meeting?

All shareholders are invited to attend the Annual General Meeting. **In order to be admitted, you must present a form of personal identification and evidence of share ownership.**

If you are a shareholder of record, evidence of share ownership will be either (1) an admission ticket, which is attached to the proxy card and must be separated from the proxy card and kept for presentation at the meeting if you vote your proxy by mail, or (2) a Notice.

If you own your shares through a bank, broker or other holder of record ("street name holders"), evidence of share ownership will be either (1) your most recent bank or brokerage account statement, or (2) a Notice. If you would rather have an admission ticket, you can obtain one in advance by mailing a written request, **along with proof of your ownership of the Company's ordinary shares,** to:

Secretary
Ingersoll-Rand plc
170/175 Lakeview Dr.
Airside Business Park
Swords, Co. Dublin
Ireland


Proxy Statement

No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted at the Annual General Meeting.

Who May Vote?

You are entitled to vote if you beneficially owned the Company's ordinary shares at the close of business on April 8, 2013, the Record Date. At that time, there were 299,338,262 of the Company's ordinary shares outstanding and entitled to vote. Each ordinary share that you own entitles you to one vote on all matters to be voted on a poll at the Annual General Meeting.

How Do I Vote?

Shareholders of record can cast their votes by proxy by:

- using the Internet and voting at www.proxyvote.com;
- calling 1-800-690-6903 and following the telephone prompts; or
- completing, signing and returning a proxy card by mail. If you received a Notice and did not receive a proxy card, you may request one at sendmaterial@proxyvote.com.

The Notice is not a proxy card and it cannot be used to vote your shares.

Shareholders of record may also vote their shares directly by attending the Annual General Meeting and casting their vote in person or appointing a proxy (who does not have to be a shareholder) to attend the Annual General Meeting and casting votes on their behalf in accordance with their instructions.

Street name holders must vote their shares in the manner prescribed by their bank, brokerage firm or nominee. Street name holders who wish to vote in person at the Annual General Meeting must obtain a legal proxy from their bank, brokerage firm or nominee. Street name holders will need to bring the legal proxy with them to the Annual General Meeting and hand it in with a signed ballot that is available upon request at the meeting. Street name holders will not be able to vote their shares at the Annual General Meeting without a legal proxy and a signed ballot.

Even if you plan to attend the Annual General Meeting, we recommend that you vote by proxy as described above so that your vote will be counted if you later decide not to attend the meeting.

In order to be timely processed, your vote must be received by 5:00 p.m. Eastern Time on June 5, 2013 (or, if you are a street name holder, such earlier time as your bank, brokerage firm or nominee may require).

How May Employees Vote Under Our Employee Plans?

If you participate in the ESP, the Ingersoll-Rand Company Employee Savings Plan for Bargained Employees, the Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico or the Trane 401(k) and Thrift Plan, then you may be receiving these materials because of shares held for you in those plans. In that case, you may use the enclosed proxy card to instruct the plan trustees of those plans how to vote your shares, or give those instructions by telephone or over the Internet. They will vote these shares in accordance with your instructions and the terms of the plan.

To allow plan administrators to properly process your vote, your voting instructions must be received by 11:59 p.m. on June 3, 2013. If you do not provide voting instructions for shares held for you in any of these plans, the plan trustees will vote these shares in the same ratio as the shares for which voting instructions are provided.

May I Revoke My Proxy?

You may revoke your proxy at any time ***before it is voted at the Annual General Meeting*** in any of the following ways:

- by notifying the Company's Secretary in writing: c/o Ingersoll-Rand plc, 170/175 Lakeview Dr., Airside Business Park, Swords, Co. Dublin, Ireland;
- by submitting another properly signed proxy card with a later date or another Internet or telephone proxy at a later date but prior to the close of voting described above; or
- by voting in person at the Annual General Meeting.


Proxy Statement

Merely attending the Annual General Meeting does not revoke your proxy. To revoke a proxy, you must take one of the actions described above.

How Will My Proxy Get Voted?

If your proxy is properly submitted, your proxy holder (one of the individuals named on the proxy card) will vote your shares as you have directed. If you are a street name holder, the rules of the NYSE permit your bank, brokerage firm or nominee to vote your shares on Items 3, 5, 6, 7 and 8 (routine matter) if it does not receive instructions from you. However, your bank, brokerage firm or nominee may not vote your shares on Items 1, 2 or 4 (non-routine matters) if it does not receive instructions from you ("broker non-votes"). Broker non-votes will not be counted as votes for or against the non-routine matters, but rather will be regarded as votes withheld and will not be counted in the calculation of votes for or against the resolution.

If you are a shareholder of record and you do not specify on the proxy card you send to the Company (or when giving your proxy over the Internet or telephone) how you want to vote your shares, then the Company-designated proxy holders will vote your shares in the manner recommended by our Board of Directors on all matters presented in this Proxy Statement and as the proxy holders may determine in their discretion regarding any other matters properly presented for a vote at the meeting.

What Constitutes A Quorum?

The presence (in person or by proxy) of shareholders entitled to exercise a majority of the voting power of the Company on the Record Date is necessary to constitute a quorum for the conduct of business. Abstentions and broker non-votes are treated as "shares present" for the purposes of determining whether a quorum exists.

What Vote Is Required To Approve Each Proposal?

A majority of the votes cast at the Annual General Meeting is required to approve each of Items 1, 2, 3 and 4. A majority of the votes cast means that the number of votes cast "for" an Item must exceed the number of votes cast "against" that Item. Items 5, 6, 7 and 8 are considered special resolutions under Irish law and require 75% of the votes cast for approval.

Although abstentions and broker non-votes are counted as "shares present" at the Annual General Meeting for the purpose of determining whether a quorum exists, they are not counted as votes cast either "for" or "against" the resolution and, accordingly, will not affect the outcome of the vote.

Who Pays The Expenses Of This Proxy Statement?

We have hired Georgeson Inc. to assist in the distribution of proxy materials and the solicitation of proxies for a fee estimated at $16,500, plus out-of-pocket expenses. Proxies will be solicited on behalf of our Board of Directors by mail, in person, by telephone and through the Internet. We will bear the cost of soliciting proxies. We will also reimburse brokers and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy materials to the persons for whom they hold shares.

How Will Voting On Any Other Matter Be Conducted?

Although we do not know of any matters to be presented or acted upon at the Annual General Meeting other than the items described in this Proxy Statement, if any other matter is proposed and properly presented at the Annual General Meeting, the proxy holders will vote on such matters in accordance with their best judgment.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of the Record Date, the beneficial ownership of our ordinary shares by (i) each director and director nominee of the Company, (ii) each executive officer of the Company named in the Summary Compensation Table below, and (iii) all directors and executive officers of the Company as a group:

Name	Ordinary Shares(a)	Notional Shares(b)	Options Exercisable Within 60 Days (c)
A. C. Berzin	20,049	24,807	—
J. Bruton	3,632	—	—
J. L. Cohon	22,436	—	40,608
G. D. Forsee	20,304	—	—
P. C. Godsoe	6,000	37,877	—
E. E. Hagenlocker	10,022	—	10,080
C. J. Horner	1,863	33,447	—
T. E. Martin	27,195	59,416	—
N. Peltz (d)	13,470,668	—	7,601,637
J. P. Surma	2,100	—	—
R. J. Swift	11,610	46,241	—
T. L. White	21,760	35,032	21,760
M. W. Lamach	126,020	45,782	917,867
S. R. Shawley	82,323	147,283	361,720
M. J. Avedon	22,781	51,019	96,996
G. S. Michel	15,410	—	78,663
D. P. M. Teirlinck	1,373	65,639	134,759
All directors and executive officers as a group (23 persons)(e)	13,947,935	596,478	9,604,184

(a) Represents (i) ordinary shares held directly; (ii) ordinary shares held indirectly through a trust; (iii) unvested shares, including any RSUs or PSUs, and ordinary shares and ordinary share equivalents notionally held under the Trane Deferred Compensation Plan (the "TDCP") that vest or are distributable within 60 days of the Record Date; and (iv) ordinary shares held by the trustee under the ESP for the benefit of executive officers. Other than Mr. Peltz, no director or executive officer of the Company beneficially owns 1% or more of the Company's ordinary shares. Mr. Peltz beneficially owns 7.04% of the Company's ordinary shares.

(b) Represents ordinary shares and ordinary share equivalents notionally held under the Ingersoll Rand Directors Deferred Compensation Plan (the "DDCP I") and the Ingersoll Rand Directors Deferred Compensation and Stock Award Plan II (the "DDCP II" and, together with the DDCP I, referred to as the "DDCP Plans"), the EDCP Plans, the TDCP and the Company's stock grant plan that are not distributable within 60 days of the Record Date.

(c) Represents ordinary shares as to which directors and executive officers had stock options or SARs exercisable within 60 days of the Record Date, under the Company's Incentive Stock Plans. For Mr. Peltz, represents ordinary shares that may be acquired pursuant to put-call options.

(d) Represents shares beneficially owned by both Trian, 280 Park Avenue, 41st Floor, New York, NY 10017, in its capacity as the management company for certain funds and investment vehicles managed by it and Nelson Peltz. Trian Fund Management GP, LLC ("Trian GP"), which is controlled by Nelson Peltz, Peter W. May and Edward P. Garden, is the general partner of Trian. All of the shares are held with shared dispositive power and voting power by Trian, Trian GP, Mr. Peltz, Mr. May and Mr. Garden.

(e) The Company's ordinary shares beneficially owned by all directors and executive officers as a group (including shares issuable under exercisable options) aggregated approximately 7.82% of the total outstanding ordinary shares. Ordinary shares and ordinary share equivalents notionally held under the DDCP Plans, the EDCP Plans and the TDCP and ordinary share equivalents resulting from dividends on deferred stock awards are not counted as outstanding shares in calculating these percentages because they are not beneficially owned; the directors and executive officers have no voting or investment power with respect to these shares or share equivalents.

The following table sets forth each shareholder which is known by us to be the beneficial owner of more than 5% of the outstanding ordinary shares of the Company based solely on the information filed by such shareholder on Schedule 13D or filed by such shareholder in 2013 for the year ended December 31, 2012 on Schedule 13G under the Securities Exchange Act of 1934:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(a)
BlackRock, Inc.40 East 52nd Street New York, New York 10022	**21,628,469 (b)**	**7.23%**
Trian Fund Management, L.P. 280 Park Avenue, 41st Floor New York, New York 10017	21,072,305 (c)	7.04%
Fidelity Management and Research (FMR) LLC 82 Devonshire Street Boston, Massachusetts 02109	**16,984,883 (d)**	**5.67%**

(a) The ownership percentages set forth in this column are based on the Company's outstanding ordinary shares on the Record Date and assumes that each of the beneficial owners continued to own the number of shares reflected in the table above on such date.

(b) Information regarding BlackRock, Inc. and its stockholdings was obtained from a Schedule 13G filed with the SEC on January 30, 2013. The filing indicated that, as of December 31, 2012, BlackRock, Inc. had sole voting power and sole dispositive power as to all of such shares.

(c) Information regarding Trian and its stockholdings was obtained from the Schedule 13D (Amendment No. 3) filed with the SEC on August 13, 2012. According to the Schedule 13D (Amendment No. 3), Trian Fund Management, L.P. shares voting and dispositive power over all or some of the shares with Trian Partners, L.P., Trian Partners Master Fund, L.P., Trian Partners Parallel Fund I, L.P., Trian Partners Strategic Investment Fund, L.P., Trian Partners Strategic Investment Fund-A, L.P., Trian Partners Strategic Co-Investment Fund-A, L.P., Trian Partners Master Fund (ERISA), L.P., Trian Fund Management GP, LLC, Trian SPV (SUB) VI, L.P., Trian SPV (SUB) VI-A, L.P., Trian IR Holdco Ltd., Nelson Peltz, Peter W. May and Edward P. Garden.

(d) Information regarding the FMR LLC and its stockholdings was obtained from a Schedule 13G (Amendment No. 4) filed with the SEC on February 14, 2013. The filing indicated that, as of December 31, 2012, FMR LLC had sole voting power as to 2,931,576 of such shares and sole dispositive power as to 16,984,883 of such shares.

Equity Compensation Plan Information

The following table provides information as of December 31, 2012, with respect to the Company's ordinary shares that may be issued under equity compensation plans:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in First Column)
Equity compensation plans approved by security holders (1)	**17,535,449**	**$ 36.49**	**5,288,441**
Equity compensation plans not approved by security holders (2)	1,032,681	—	—
Total	**18,568,130**	**$ 36.49**	**5,288,441**

(1) Consists of the Incentive Stock Plan of 1998, the 2007 Plan and the Trane 2002 Omnibus Incentive Plan.

(2) Consists of EDCP Plans, DDCP Plans and the TDCP. Plan participants acquire Company shares under these plans as a result of the deferral of salary, AIM awards and PSUs.

The table above shows our outstanding equity awards as of December 31, 2012. After that date, the Company issued equity awards consisting of 1,324,344 stock options, 530,326 RSUs and 540,674 PSUs under the 2007 Plan. A significant majority of the stock options and RSUs had a three-year pro-rata vesting schedule. Some of the stock options and RSUs had a three-year cliff vesting schedule. As of the Record Date, the number of outstanding equity awards and shares currently available were:

- 12,279,921 stock options outstanding with a weighted-average exercise price of $38.88 and weighted-average remaining term of 5.6 years;
- 1,294,647 RSUs outstanding;
- 1,649,522 PSUs outstanding; and
- 2,716,261 shares available for issuance under the 2007 Plan.

At the June 6, 2013 Compensation Committee meeting, we expect to grant equity awards under the 2007 Plan not to exceed 35,000 shares. No additional grants will be made under the 2007 Plan after such grants if the proposed 2013 Plan is approved. As of the Record Date, we had 299,338,262 issued and outstanding shares.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The Company does not generally engage in transactions in which its executive officers, directors or nominees for directors, any of their immediate family members or any of its 5% shareholders have a material interest. Pursuant to the Company's written related person transaction policy, any such transaction must be reported to management, which will prepare a summary of the transaction and refer it to the Corporate Governance and Nominating Committee for consideration and approval by the disinterested directors. The Corporate Governance and Nominating Committee reviews the material terms of the related person transaction, including the dollar values involved, the relationships and interests of the parties to the transaction and the impact, if any, to a director's independence. The Corporate Governance and Nominating Committee only approves those transactions that are in the best interest of the Company. In addition, the Company's Code of Conduct, which sets forth standards applicable to all employees, officers and directors of the Company, generally proscribes transactions that could result in a conflict of interest for the Company. Any waiver of the Code of Conduct for any executive officer or director requires the approval of the Company's Board of Directors. Any such waiver will, to the extent required by law or the NYSE, be disclosed on the Company's website at *www.ingersollrand.com* or on a current report on Form 8-K. No such waivers were requested or granted in 2012.


Proxy Statement

We have not made payments to directors other than the fees to which they are entitled as directors (described under the heading "Compensation of Directors") and the reimbursement of expenses related to their services as directors. We have made no loans to any director or officer nor have we purchased any shares of the Company from any director or officer.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and officers, and persons who beneficially own more than ten percent of the Company's ordinary shares, to file reports of ownership and reports of changes in ownership with the SEC and the NYSE. To the Company's knowledge, based solely on its review of such forms received by the Company and written representations that no other reports were required, (i) each officer made one late filing in 2012 related to a Company matching contribution to the Supplemental Executive Savings Plan due to an administrative error and (ii) all Section 16(a) filing requirements were complied with for each director for 2012.

SHAREHOLDER PROPOSALS AND NOMINATIONS

Any proposal by a shareholder intended to be presented at the 2014 Annual General Meeting of shareholders of the Company must be received by the Company at its registered office at 170/175 Lakeview Drive, Airside Business Park, Swords, Co. Dublin, Ireland, Attn: Secretary, no later than December 26, 2013, for inclusion in the proxy materials relating to that meeting. Any such proposal must meet the requirements set forth in the rules and regulations of the SEC, including Rule 14a-8, in order for such proposals to be eligible for inclusion in our 2014 proxy statement.

The Company's Articles of Association set forth procedures to be followed by shareholders who wish to nominate candidates for election to the Board of Directors in connection with annual general meetings of shareholders or pursuant to written shareholder consents or who wish to bring other business before a shareholders' general meeting. All such nominations must be accompanied by certain background and other information specified in the Articles of Association. In connection with the 2013 annual general meeting, written notice of a shareholder's intention to make such nominations or bring business before the annual general meeting must be given to the Secretary of the Company not later than March 7, 2014. If the date of the 2014 annual general meeting occurs more than 30 days before, or 60 days after, the anniversary of the 2013 annual general meeting, then the written notice must be provided to the Secretary of the Company not later than the seventh day after the date on which notice of such annual general meeting is given.

The Corporate Governance and Nominating Committee will consider all shareholder recommendations for candidates for Board membership, which should be sent to the Committee, care of the Secretary of the Company, at the address set forth above. In addition to considering candidates recommended by shareholders, the Committee considers potential candidates recommended by current directors, Company officers, employees and others. As stated in the Company's Corporate Governance Guidelines, all candidates for Board membership are selected based upon their judgment, character, achievements and experience in matters affecting business and industry. Candidates recommended by shareholders are evaluated in the same manner as director candidates identified by any other means.

In order for you to bring other business before a shareholder general meeting, timely notice must be received by the Secretary of the Company within the time limits described above. The notice must include a description of the proposed item, the reasons you believe support your position concerning the item, and other specified matters. These requirements are separate from and in addition to the requirements you must meet to have a proposal included in our Proxy Statement. The foregoing time limits also apply in determining whether notice is timely for purposes of rules adopted by the SEC relating to the exercise of discretionary voting authority.

If a shareholder wishes to communicate with the Board of Directors for any other reason, all such communications should be sent in writing, care of the Secretary of the Company, or by email at *irboard@irco.com.*

HOUSEHOLDING

SEC rules permit a single set of annual reports and proxy statements to be sent to any household at which two or more shareholders reside if they appear to be members of the same family. Each shareholder continues to receive a separate proxy card. This procedure is referred to as householding. While the Company does not household in mailings to its shareholders of record, a number of brokerage firms with account holders who are Company shareholders have instituted householding. In these cases, a single proxy statement and annual report will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once a shareholder has received notice from his or her broker that the broker will be householding communications to the shareholder's address, householding will continue until the shareholder is notified otherwise or until the shareholder revokes his or her consent. If at any time a shareholder no longer wishes to participate in householding and would prefer to receive a separate proxy statement and annual report, he or she should notify his or her broker. Any shareholder can receive a copy of the Company's proxy statement and annual report by contacting the Company at its registered office at 170/175 Lakeview Drive, Airside Business Park, Swords, Co. Dublin, Ireland, Attention: Secretary or by accessing it on the Company's website at *www.ingersollrand.com.*

Shareholders who hold their shares through a broker or other nominee who currently receive multiple copies of the proxy statement and annual report at their address and would like to request householding of their communications should contact their broker.

Dated: April 25, 2013

Directions to the Annual General Meeting

Directions from Dublin to Adare Manor Hotel & Golf Resort (3 Hours)

- Take the N7 from Dublin to Nenagh (in Co. Tipperary).
- From Nenagh, continue along the N7 until you reach Limerick City.
- Once you reach Limerick City, look for the signs for the N21 (South Side of Limerick City), follow this road which runs through the village of Adare.
- Adare Manor Hotel & Golf Resort is on the left-hand side as you approach the village.

Directions from Shannon Airport to Adare Manor Hotel & Golf Resort (25 mins)

- Follow the N18 from Shannon Airport to Limerick City.
- Continue through the Limerick Tunnel, this is a Toll road, there is a charge of €1.80 for all cars.
- Leave the N18 at Junction 1 (signposted Cork)
- Continue on the N21(signposted Tralee) to the Village of Adare.
- Adare Manor Hotel & Golf Resort is on the left-hand side as you approach the village.

Appendix B

INGERSOLL-RAND PLC
INCENTIVE STOCK PLAN OF 2013

1. Purpose of the Plan

The purpose of the Plan is to aid the Company and its Affiliates in recruiting and retaining key employees and directors and to motivate such employees and directors to exert their best efforts on behalf of the Company and its Affiliates by providing incentives through the granting of Awards. The Company expects that it will benefit from the added interest which such key employees and directors will have in the welfare of the Company as a result of their proprietary interest in the Company's success.

2. Definitions

The following capitalized terms used in the Plan have the respective meanings set forth in this Section:

(a) Act: The Securities Exchange Act of 1934, as amended, or any successor thereto.

(b) Affiliate: With respect to the Company, any Person or entity directly or indirectly controlling, controlled by, or under common control with, the Company or any other Person or entity designated by the Board in which the Company or an Affiliate has an interest.

(c) Associate: With respect to a specified Person, means (i) any corporation, partnership, or other organization of which such specified Person is an officer or partner; (ii) any trust or other estate in which such specified Person has a substantial beneficial interest or as to which such specified Person serves as trustee or in a similar fiduciary capacity; (iii) any relative or spouse of such specified Person, or any relative of such spouse who has the same home as such specified Person, or who is a director or officer of the Company or any of its Subsidiaries; and (iv) any Person who is a director, officer, or partner of such specified Person or of any corporation (other than the Company or any wholly-owned Subsidiary), partnership or other entity which is an Affiliate of such specified person.

(d) Award: An Option, Stock Appreciation Right or Other Stock-Based Award granted pursuant to the Plan.

(e) Beneficial Owner: A "beneficial owner", as such term is defined in Rule 13d-3 under the Act (or any successor rule thereto) provided, however, that any individual, corporation, partnership, group, association or other Person or entity which has the right to acquire any of the Company's outstanding securities entitled to vote generally in election of directors at any time in the future, whether such right is contingent or absolute, pursuant to any agreement, arrangement or understanding or upon exercise of conversion rights, warrants or options, or otherwise, shall be deemed the Beneficial Owner of such securities.

(f) Board: The Board of Directors of the Company.

(g) Change in Control: The date (i) any individual, corporation, partnership, group, association or other person or entity, together with its Affiliates and Associates (other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or Ingersoll-Rand Company, a New Jersey corporation), is or becomes the Beneficial Owner of securities of the Company representing 30% or more of the combined voting power of the Company's Voting Securities; (ii) the Continuing Directors fail to constitute a majority of the members of the Board; (iii) of consummation of any transaction or series of transactions under which the Company is merged or consolidated with any other company which is not an Affiliate; (iv) of any sale, lease, exchange or other transfer, in one transaction or a series of related transactions, of all, or substantially all, of the assets of the Company, other than any sale, lease, exchange or other transfer to any Person or entity where the Company owns, directly or indirectly, at least 80% of the combined voting power of the Voting Securities of such Person or entity or its parent corporation after any such transfer; or (v) any other event that the Continuing Directors determine to be a Change in Control; provided, however, that in the case of a transaction described in (i), (iii) or (v), above, there shall not be a Change in Control if the shareholders of the Company immediately prior to any such transaction own (or continue to own by remaining outstanding or by being converted into Voting Securities of the surviving entity or parent entity) more than 50% of the combined voting power of the Voting Securities of the Company, the surviving entity or any parent of either immediately following such transaction, in substantially the same proportion to each other as prior to such transaction.

(h) Code: The Internal Revenue Code of 1986, as amended, or any successor thereto.

(i) Committee: The Compensation Committee of the Board (or a subcommittee thereof), or such other committee of the Board (including, without limitation, the full Board) to which the Board has delegated power to act under or pursuant to the provisions of the Plan.

(j) Company: Ingersoll-Rand plc, an Irish company and any successor thereto.

(k) Continuing Directors: A director who either was a member of the Board on the Effective Date or who became a member of the Board subsequent to such date and whose election, or nomination for election by the Company's shareholders, was Duly Approved by the Continuing Directors on the Board at the time of such nomination or election, either by a specific vote or by approval of the proxy statement issued by the Company on behalf of the Board in which such person is named as nominee for director, without due objection to such nomination, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person or entity other than the Board.

(l) Duly Approved by the Continuing Directors: An action approved by the vote of at least two-thirds of the Continuing Directors then on the Board.

(m) Effective Date: June 6, 2013.

(n) Fair Market Value: On a given date, (i) if there should be a public market for the Shares on such date, the average between the high and low price of the Shares as reported on such date on the principal national securities exchange on which such Shares are listed or admitted to trading, or, if the Shares are not listed or admitted on any national securities exchange, the arithmetic mean of the per Share closing bid price and per Share closing asked price on such date as quoted on the National Association of Securities Dealers Automated Quotation System (or such market in which such prices are regularly quoted) (the "NASDAQ"), or, if no sale of Shares shall have been reported on any national securities exchange or quoted on the NASDAQ on such date, then the immediately preceding date on which sales of the Shares have been so reported or quoted shall be used, and (ii) if there should not be a public market for the Shares on such date, the Fair Market Value shall be the value established by the Committee in good faith.

(o) Full Value Awards: Awards of Shares under the Plan (including any future grants of restricted stock or phantom stock) that are not awards of Options or Stock Appreciation Rights.

(p) ISO: An Option that is also an incentive stock option granted pursuant to Section 6(d) of the Plan.

(q) Option: A stock option granted pursuant to Section 6 of the Plan.

(r) Option Price: The purchase price per Share of an Option, as determined pursuant to Section 6(a) of the Plan.

(s) Other Stock-Based Awards: Awards granted pursuant to Section 8 of the Plan.

(t) Participant: An employee or director who is selected by the Committee to participate in the Plan.

(u) Performance-Based Awards: Certain Other Stock-Based Awards granted pursuant to Section 8(b) of the Plan.

(v) Person: A "person", as such term is used for purposes of Section 13(d) or 14(d) of the Act (or any successor section thereto), including any Affiliate or Associate of the Company.

(w) Plan: The Ingersoll-Rand plc Incentive Stock Plan of 2013, as from time to time amended and then in effect.

(x) Shares: Ordinary shares of the Company.

(y) Stock Appreciation Right: A stock appreciation right granted pursuant to Section 7 of the Plan.

(z) Subsidiary: A subsidiary corporation, as defined in Section 424(f) of the Code (or any successor section thereto).

(aa) Substitute Award: an Award granted under the Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by the Company or with which the Company combines.

(ab) Voting Securities: The outstanding securities entitled to vote generally in election of directors.

3. **Shares Subject to the Plan**

Subject to Section 9, the total number of Shares which may be issued under the Plan is 20,000,000 and the maximum number of Shares for which ISOs may be granted is 20% of the total number of Shares which may be issued under the Plan. To the extent any Shares are granted as Full Value Awards, each such Share shall count as 2.54 Shares for purposes of the overall limit on Shares available for further grants under the Plan. The Shares may consist, in whole or in part, of unissued Shares or treasury Shares. The actual issuance of Shares upon the exercise of an Award or in consideration of the cancellation or termination of an Award shall reduce the number of Shares available for grant under the Plan with a reduction of 2.54 Shares for every Share previously granted as a Full Value Award and a reduction of one Share for every Share previously granted as an Award of Options or Stock Appreciation Rights. In the event all or any portion of an Award is terminated or lapses without the payment of consideration, the number of Shares not issued that were originally deducted for such Award pursuant to this Section 3 shall be restored and may again be used for Awards under the Plan. In the event that Shares are retained or are otherwise not issued by the Company in order to satisfy tax withholding obligations in connection with Full Value Awards, the number of Shares so retained or not issued that were originally deducted for such Award pursuant to this Section 3 shall be restored and may again be used for Awards under the Plan. Shares subject to an Award under the Plan may not be available again for issuance under the Plan if such Shares are retained or otherwise not issued by the Company in order to satisfy tax withholding obligations in connection with Options or Stock Appreciation Rights.

Notwithstanding anything contained in this Section 3 to the contrary, (a) Substitute Awards shall not reduce the overall limit on Shares available for grant under the Plan; provided, that Substitute Awards issued in connection with the assumption of, or in substitution for, outstanding options intended to qualify as "incentive stock options" within the meaning of Section 422 of the Code shall reduce the aggregate number of Shares available for Awards of Incentive Stock Options under the Plan; and (b) subject to applicable stock exchange requirements, available shares under a shareholder approved plan of an entity directly or indirectly acquired by the Company or with which the Company combines (as appropriately adjusted to reflect the acquisition or combination transaction) may be used for Awards under the Plan and shall not reduce the number of Shares available for delivery under the Plan.

4. **Administration**

The Plan shall be administered by the Committee, which may delegate its duties and powers in whole or in part to any subcommittee thereof consisting solely of at least two individuals who are intended to qualify as "Non-Employee Directors" within the meaning of Rule 16b-3 under the Act (or any successor rule thereto), "independent directors" within the meaning of The New York Stock Exchange's listed company rules and "outside directors" within the meaning of Section 162 (m) of the Code (or any successor section thereto). Additionally, the Committee may delegate the authority to grant Awards under the Plan to any employee or group of employees of the Company or an Affiliate; provided, however, that such delegation and grants are consistent with applicable law and guidelines established by the Committee from time to time. The Committee may appoint such agents as it deems necessary or advisable for the proper administration of the Plan; provided, however, that such appointment is consistent with applicable law and guidelines established by the Committee from time to time. The Committee is authorized to interpret the Plan, to establish, amend and rescind any rules and regulations relating to the Plan, and to make any other determinations that it deems necessary or desirable for the administration of the Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent the Committee deems necessary or desirable. Any decision of the Committee in the interpretation and administration of the Plan, as described herein, shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned (including, but not limited to, Participants and their beneficiaries or successors). The Committee shall have the full power and authority to establish the terms and conditions of any Award consistent with the provisions of the Plan and to waive any such terms and conditions at any time (including, without limitation, accelerating or waiving any vesting conditions). The Committee shall require payment of any amount it may determine to be necessary for federal, state, local or other taxes as a result of the exercise, grant or vesting of an Award. The Committee shall not be required to issue any Award under the Plan until such obligations described in the previous sentence have been satisfied in full.

5. **Limitations**

No Award may be granted under the Plan after the tenth anniversary of the Effective Date, but Awards theretofore granted may extend beyond that date.

6. **Terms and Conditions of Options**

Options granted under the Plan shall be, as determined by the Committee, non-qualified or incentive stock options for United States federal income tax purposes, as evidenced by the related Award letters, and shall be subject to the foregoing and the following terms and conditions and to such other terms and conditions, not inconsistent therewith, as the Committee shall determine:

(a) Option Price. The Option Price per Share shall be determined by the Committee, but shall not be less than 100% of the Fair Market Value of a Share on the date an Option is granted (other than as described in Section 3).

(b) Exercisability. Options granted under the Plan shall be exercisable at such time and upon such terms and conditions as may be determined by the Committee, but in no event shall an Option be exercisable more than ten years after the date it is granted.

(c) Exercise of Options. Except as otherwise provided in the Plan or in an Award letter, an Option may be exercised for all, or from time to time any part, of the Shares for which it is then exercisable. For purposes of Section 6 of the Plan, the exercise date of an Option shall be the later of the date a notice of exercise is received by the Company or its designee or administrative agent in the form and manner satisfactory to the Company and, if applicable, the date payment is received by the Company or its designee or administrative agent in accordance with the following sentence. The purchase price for the Shares as to which an Option is exercised shall be paid to the Company as designated by the Committee, pursuant to one or more of the following methods: (i) in cash or its equivalent (e.g., by personal check) or (ii) if there is a public market for the Shares underlying the Options at such time, through the delivery of irrevocable instructions to a broker to sell Shares obtained upon the exercise of the Option and to deliver promptly to the Company an amount out of the proceeds of such sale equal to the aggregate Option Price for the Shares being purchased.

(d) ISOs. The Committee may grant Options under the Plan that are intended to be ISOs. Such ISOs shall comply with the requirements of Section 422 of the Code (or any successor section thereto). ISOs shall be granted only to Participants who are employees of the Company and its Affiliates. No ISO may be granted to any Participant who at the time of such grant, owns more than ten percent of the total combined voting power of all classes of stock of the Company or of any Subsidiary, unless (i) the Option Price for such ISO is at least 110% of the Fair Market Value of a Share on the date the ISO is granted and (ii) the date on which such ISO terminates is a date not later than the day preceding the fifth anniversary of the date on which the ISO is granted. Any Participant who disposes of Shares acquired upon the exercise of an ISO either (A) within two years after the date of grant of such ISO or (B) within one year after the transfer of such Shares to the Participant, shall notify the Company of such disposition and of the amount realized upon such disposition. All Options granted under the Plan are intended to be nonqualified stock options, unless the applicable Award letter expressly states that the Option is intended to be an ISO. If an Option is intended to be an ISO, and if for any reason such Option (or portion thereof) shall not qualify as an ISO, then, to the extent of such nonqualification, such Option (or portion thereof) shall be regarded as a nonqualified stock option granted under the Plan; provided that such Option (or portion thereof) otherwise complies with the Plan's requirements relating to nonqualified stock options. In no event shall any member of the Committee, the Company or any of its Affiliates (or their respective employees, officers or directors) have any liability to any Participant (or any other Person) due to the failure of an Option to qualify for any reason as an ISO.

(e) Rights with Respect to Shares. No Participant shall have any rights to dividends or other rights of a shareholder with respect to Shares subject to an Option until the Participant has given written notice of exercise of the Option, paid in full for such Shares and, if applicable, has satisfied any other conditions imposed by the Committee pursuant to the Plan.

7. **Terms and Conditions of Stock Appreciation Rights**

(a) Grants. The Committee may grant (i) a Stock Appreciation Right independent of an Option or (ii) a Stock Appreciation Right in connection with an Option, or a portion thereof. A Stock Appreciation Right granted pursuant to clause (ii) of the preceding sentence (A) may only be granted at the time the related Option is granted, (B) shall cover the same number of Shares covered by an Option (or such lesser number of Shares as the Committee may determine) and (C) shall be subject to the same terms and conditions as such Option except for such additional limitations as are contemplated by this Section 7 (or such additional limitations as may be included in an Award letter).

(b) Terms. The exercise price per Share of a Stock Appreciation Right shall be an amount determined by the Committee but in no event shall such amount be less than the Fair Market Value of a Share on the date the Stock Appreciation Right is granted (other than as described in Section 4); provided, however, that in the case of a Stock Appreciation Right granted in conjunction with an Option, or a portion thereof, the exercise price may not be less than the Option Price of the related Option. Each Stock Appreciation Right granted independent of an Option shall entitle a Participant upon exercise to a number of Shares equal to (1) an amount that is (i) the excess of (A) the opening price of the Shares on the exercise date of one Share (the "Opening Price") over (B) the exercise price per Share, multiplied by (ii) the number of Shares covered by the Stock Appreciation Right, divided by (2) the Opening Price. Each Stock Appreciation Right granted in conjunction with an Option, or a portion thereof, shall entitle a Participant to surrender to the Company the unexercised Option, or any portion thereof, and to receive from the Company in exchange therefore a number of Shares equal to (1) an amount that is (i) the excess of (A) the Opening Price over (B) the Option Price per Share, multiplied by (ii) the number of Shares covered by the Option, or portion thereof, which is surrendered, divided by (2) the Opening Price. Payment shall be made in Shares. Stock Appreciation Rights may be exercised from time to time upon actual receipt by the Company or its designee or administrative agent of written notice of exercise in the form and manner satisfactory to the Company stating the number of Shares with respect to which the Stock Appreciation Right is being exercised. The date a notice of exercise is received by the Company shall be the exercise date. No fractional Shares will be issued in payment for Stock Appreciation Rights, but instead the number of Shares will be rounded downward to the next whole Share.

(c) Limitations. The Committee may impose, in its discretion, such conditions regarding the exercisability of Stock Appreciation Rights as it may deem fit, but in no event shall a Stock Appreciation Right be exercisable more than ten years after the date it is granted.

8. **Other Stock-Based Awards**

(a) Generally. The Committee, in its sole discretion, may grant or sell Awards of Shares (including (i) Awards of Shares in lieu of any incentive or variable compensation to which a Participant is entitled to from the Company or its Subsidiaries and (ii) Awards of Shares granted to non-employee directors as all or a part of their retainer or other fees for services), Awards of restricted Shares and Awards that are valued in whole or in part by reference to, or are otherwise based on the Fair Market Value of, Shares ("Other Stock-Based Awards"). Such Other Stock-Based Awards shall be in such form, and dependent on such conditions, as the Committee shall determine, including, without limitation, the right to receive, or vest with respect to, one or more Shares (or the equivalent cash value of such Shares) upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives. Other Stock-Based Awards may be granted alone or in addition to any other Awards granted under the Plan. Subject to the provisions of the Plan, the Committee shall determine to whom and when Other Stock-Based Awards will be made, the number of Shares to be awarded under (or otherwise related to) such Other Stock-Based Awards, and all other terms and conditions of such Awards (including, without limitation, the vesting provisions thereof and provisions ensuring that all Shares so awarded and issued shall be fully paid and non-assessable).

(b) Performance-Based Awards. Notwithstanding anything to the contrary herein, certain Other Stock-Based Awards, Options and Stock Appreciation Rights granted under this Section 8 may be granted in a manner which is intended to be deductible by the Company under Section 162(m) of the Code (or any successor section thereto) ("Performance-Based Awards"). Except in the case of Options and Stock Appreciation Rights that are not subject to achievement of performance goals, a Participant's Performance-Based Award shall be determined based on the attainment of written performance goals approved by the Committee for a performance period established by the Committee (i) while the outcome for that performance period is substantially uncertain and (ii) no more than 90 days after the commencement of the performance period to which the performance goal relates or, if less, the number of days which is equal to 25 percent of the relevant performance period. The performance goals, which must be objective, shall be based upon one or more of the following criteria: (i) consolidated earnings before or after taxes (including earnings before interest, taxes, depreciation and amortization); (ii) net income; (iii) operating income; (iv) operating income margin; (v) gross margin; (vi) earnings per Share; (vii) book value per Share; (viii) return on shareholders' equity; (ix) expense management; (x) return on invested capital; (xi) improvements in capital structure; (xii) profitability of an identifiable business unit or product; (xiii) maintenance or improvement of profit margins or revenue; (xiv) stock price; (xv) market share; (xvi) revenues or sales; (xvii) costs; (xviii) available cash flow; (xix) working capital; (xx) return on assets; (xxi) total shareholder return, (xxii) productivity ratios, and (xxiii) economic value added. In addition, to the degree consistent with Section 162(m) of the Code (or any successor section thereto), the performance goals may be calculated without regard to extraordinary items. The maximum amount of a Performance-Based Award during a calendar year to any Participant shall be: (x) with respect to Performance-Based Awards that are Options or Stock Appreciation Rights, 750,000 Shares and (y) with respect to Performance-Based Awards that are not Options or Stock Appreciation Rights, $15,000,000 on the date of the award. Except in the case of Options and Stock Appreciation Rights that are not subject to achievement of performance goals, no Performance-Based Awards will be paid for a performance period until certification is made by the Committee that the criteria described in this Section 8(b) has been attained. The amount of the Performance-Based Award actually paid to a given Participant may be less than (but not greater than) the amount determined by the applicable performance goal formula, at the discretion of the Committee. The amount of the Performance-Based Award determined by the Committee for a performance period shall be paid to the Participant at such time as determined by the Committee in its sole discretion after the end of such performance period; provided, however, that a Participant may, if and to the extent permitted by the Committee and consistent with the provisions of Sections 162(m) and 409A of the Code, elect to defer payment of a Performance-Based Award.

9. **Adjustments Upon Certain Events**

Notwithstanding any other provisions in the Plan to the contrary (except for Section 17), the following provisions shall apply to all Awards granted under the Plan:

(a) Generally. In the event of any change in the outstanding Shares after the Effective Date by reason of any reorganization, recapitalization, merger, consolidation, spin-off, combination, combination or transaction or exchange of Shares or other corporate exchange, or any distribution to shareholders of Shares other than regular cash dividends or any transaction similar to the foregoing, the Committee shall make such substitution or adjustment, as it deems, in its sole discretion and without liability to any person, to be equitable (subject to Section 17), as to (i) the number or kind of Shares or other securities issued or reserved for issuance pursuant to the Plan or pursuant to outstanding Awards, (ii) the maximum number of Shares for which Options or Stock Appreciation Rights may be granted during a calendar year to any Participant (iii) the maximum amount of a Performance-Based Award that may be granted during a calendar year to any Participant, (iv) the Option Price or exercise price of any Stock Appreciation Right and/or (v) any other affected terms of such Awards, including, without limitation, any affected performance measures or goals applicable to Performance-Based Awards. In the event of any change in the outstanding Shares after the Effective Date by reason of any stock split (forward or reverse) or any stock dividend, all adjustments described in the preceding sentence shall occur automatically in accordance with the ratio of the stock split or stock dividend, unless otherwise determined by the Committee.

(b) Change in Control. The provisions of this Section 9(b) shall apply in the event of a Change in Control, unless otherwise determined by the Committee in connection with the grant of an Award as reflected in the applicable Award letter.

(i) All outstanding Options and Stock Appreciation Rights (including any Options and Stock Appreciation Rights that are Performance-Based Award but are not subject to achievement of any performance goals set forth in Section 8(b) hereof but excluding any other Performance-Based Awards) shall become immediately vested and exercisable;

(ii) All Other Stock-Based Awards (other than Performance-Based Awards) shall become immediately vested and payable; and

(iii) With respect to Performance-Based Awards (other than Options and Stock Appreciation Rights that are not subject to achievement of any performance goals set forth in Section 8(b) hereof), the performance periods applicable to such Performance-Based Awards shall lapse and Participants shall be deemed to have earned a pro rata award equal to the product of (A) such Participants' target award opportunity for the performance period in question and (B) a fraction, the numerator of which is the number of full plus partial months that have elapsed since the beginning of the performance period to the date on which the Change in Control occurs, and the denominator of which is the total number of months in such performance period.

Notwithstanding the foregoing, the Committee may (subject to Section 17), in its sole discretion, but shall not be obligated to, (A) cancel such Awards for fair value (as determined in the sole discretion of the Committee) which, in the case of Options and Stock Appreciation Rights, shall equal the excess, if any, of value of the consideration to be paid in the Change in Control transaction to holders of the same number of Shares subject to such Options or Stock Appreciation Rights (or, if no consideration is paid in any such transaction, the Fair Market Value of the Shares subject to such Options or Stock Appreciation Rights) over the aggregate exercise price of such Options or Stock Appreciation Rights, (B) provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected Awards previously granted hereunder as determined by the Committee in its sole discretion or (C) provide that for a period of at least 15 days prior to the Change in Control, such Options and Stock Appreciation Rights shall be exercisable as to all shares subject thereto and that upon the occurrence of the Change in Control, such Options and Stock Appreciation Rights shall terminate and be of no further force and effect.

10. **No Right to Employment or Awards**

The granting of an Award under the Plan shall impose no obligation on the Company or any Affiliate to continue the employment or service of a Participant and shall not lessen or affect the Company's or Affiliate's right to terminate the employment or service of such Participant. No Participant or other Person shall have any claim to be granted any Award, and there is no obligation for uniformity of treatment of Participants, or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee's determinations and interpretations with respect thereto need not be the same with respect to each Participant (whether or not such Participants are similarly situated).

11. **Successors and Assigns**

The Plan shall be binding on all successors and assigns of the Company and a Participant, including without limitation, the estate of such Participant and the executor, administrator or trustee of such estate, or any receiver or trustee in bankruptcy or representative of the Participant's creditors.

12. **Nontransferability of Awards**

(a) Each Award shall be exercisable only by a Participant during the Participant's lifetime, or, if permissible under applicable law, by the Participant's legal guardian or representative. No Award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or an Affiliate.

(b) Notwithstanding the foregoing, the Committee may, in its sole discretion, permit Awards (other than ISOs) to be transferred by a Participant, without consideration, in connection with estate planning or charitable transfers, subject to such rules as the Committee may adopt consistent with any applicable Award agreement to preserve the purposes of the Plan; provided that the Participant gives the Committee advance written notice describing the terms and conditions of the proposed transfer and the Committee notifies the Participant in writing that such a transfer would comply with the requirements of the Plan.

13. **Amendments or Termination**

(a) Amendment and Termination of the Plan. The Board may amend, alter, suspend, discontinue, or terminate the Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuation or termination shall be made without shareholder approval if (i) it would materially increase the number of securities which may be issued under the Plan or granted to any Participant (except for increases pursuant to Section 9), (ii) it extends the term of the Plan, (iii) it materially expands the types of Awards available under the Plan or materially expands the class of persons eligible to receive Awards under the Plan, or (iv) such approval is necessary to comply with any regulatory requirement applicable to the Plan (including, without limitation, as necessary to comply with any rules or regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company may be listed or quoted); *provided, however*, that, subject to Section 17, any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any Participant or any holder of any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant or holder. Notwithstanding the foregoing, no amendment shall be made to this Section 13 without shareholder approval.

(b) Amendment of Award Agreements. The Committee may, to the extent consistent with the terms of any applicable Award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any Award theretofore granted or the associated Award agreement, prospectively or retroactively (including after a Participant's termination of employment or service with the Company); *provided* that, subject to Section 17, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any Participant with respect to any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant.

(c) Repricing of Awards. Subject to Section 9, in no event shall the Committee or the Board take any action without approval of the shareholders of the Company that would (i) reduce the exercise price of any Option or Stock Appreciation Right, (ii) result in the cancellation of any outstanding Option or Stock Appreciation Right and replacement with a new Option or Stock Appreciation Right with a lower exercise price or with, a cash payment that is greater than the Fair Market Value of the Option or Stock Appreciation Right or (iii) result in any other action that would be considered a "repricing" for purposes of the shareholder approval rules of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or quoted.

14. **International Participants**

With respect to Participants who reside or work outside the United States of America and who are not (and who are not expected to be) "covered employees" within the meaning of Section 162(m) of the Code, the Committee may, in its sole discretion, amend the terms of the Plan or Awards with respect to such Participants in order to conform such terms with the requirements of local law or to obtain more favorable tax or other treatment for a Participant, the Company or an Affiliate.

15. **Choice of Law**

The Plan shall be governed by and construed in accordance with the laws of the State of North Carolina without regard to conflicts of laws.

16. **Effectiveness of the Plan**

The Plan shall be effective as of the Effective Date, subject to the approval of the shareholders of the Company.

17. **Section 409A**

Notwithstanding other provisions of the Plan or any Award letter thereunder, no Award shall be granted, deferred, accelerated, extended, paid out or modified under this Plan in a manner that would result in the imposition of an additional tax under Section 409A of the Code upon a Participant. In the event that it is reasonably determined by the Committee that, as a result of Section 409A of the Code, payments in respect of any Award under the Plan may not be made at the time contemplated by the terms of the Plan or the relevant Award letter, as the case may be, without causing the Participant holding such Award to be subject to taxation under Section 409A of the Code, the Company will make such payment on the first day that would not result in the Participant incurring any tax liability under Section 409A of the Code.


Proxy Statement

Without limiting the generality of the foregoing, to the extent applicable, notwithstanding anything herein to the contrary, this Plan and Awards issued hereunder shall be interpreted in accordance with Section 409A of the Code and Department of Treasury regulations and other interpretative guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the Effective Date. Notwithstanding any provision of the Plan to the contrary, in the event that the Committee determines that any amounts payable hereunder will be taxable to a Participant under Section 409A of the Code and related Department of Treasury guidance prior to payment to such Participant of such amount, the Company may (a) adopt such amendments to the Plan and Awards and appropriate policies and procedures, including amendments and policies with retroactive effect, that the Committee determines necessary or appropriate to preserve the intended tax treatment of the benefits provided by the Plan and Awards hereunder and/or (b) take such other actions as the Committee determines necessary or appropriate to avoid the imposition of an additional tax under Section 409A of the Code.

18. **Clawback/Recoupment Policy**

Notwithstanding anything contained herein to the contrary, all Awards granted under the Plan shall be and remain subject to any incentive compensation clawback or recoupment policy currently in effect or as may be adopted by the Board and, in each case, as may be amended from time to time. No such policy adoption or amendment shall in any event require the prior consent of any Participant.

19. **Dividends and Dividend Equivalents**

The Committee in its sole discretion may provide a Participant as part of an Award with dividends or dividend equivalents, payable in cash, Shares, other securities, other Awards or other property, on a current or deferred basis, on such terms and conditions as may be determined by the Committee in its sole discretion, including without limitation, payment directly to the Participant, withholding of such amounts by the Company subject to vesting of the Award or reinvestment in additional shares of Shares or other Awards; provided, that no dividends or dividend equivalents shall be payable in respect of outstanding (i) Options or Stock Appreciation Rights or (ii) unearned Performance-Based Awards or other unearned Awards subject to vesting conditions (although dividends and dividend equivalents may be accumulated in respect of unearned Awards and paid within 15 days after such Awards are earned and become payable or distributable).

* * *

As adopted by the Board of Directors of the Company on April 3, 2013, subject to shareholder approval.

2012 Financials



UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012
or

— TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____
Commission File No. 001-34400
INGERSOLL-RAND PUBLIC LIMITED COMPANY
(Exact name of registrant as specified in its charter)

Ireland	**98-0626632**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

170/175 Lakeview Dr.
Airside Business Park
Swords, Co. Dublin
Ireland
(Address of principal executive offices)
Registrant's telephone number, including area code: +(353) (0) 18707400
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, Par Value $1.00 per Share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES_X_ NO____

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES____ NO_X_

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES_X_ NO____

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES_X_ NO____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.:

Large accelerated filer X	Accelerated filer ____
Non-accelerated filer ____ (Do not check if a smaller reporting company)	Smaller reporting company ______

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES____ NO_X_

The aggregate market value of ordinary shares held by nonaffiliates on June 30, 2012 was approximately $13.0 billion based on the closing price of such stock on the New York Stock Exchange.

The number of ordinary shares outstanding as of February 1, 2013 was 296,317,386.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement to be filed within 120 days of the close of the registrant's fiscal year in connection with the registrant's Annual General Meeting of Shareholders to be held June 6, 2013 are incorporated by reference into Part II and Part III of this Form 10-K.

INGERSOLL-RAND PLC

Form 10-K
For the Fiscal Year Ended December 31, 2012

TABLE OF CONTENTS

CAUTIONARY STATEMENT FOR FORWARD LOOKING STATEMENTS

Certain statements in this report, other than purely historical information, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "forecast," "outlook," "intend," "strategy," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements.

Forward-looking statements may relate to such matters as projections of revenue, margins, expenses, tax provisions, earnings, cash flows, benefit obligations, share or debt repurchases or other financial items; any statements of the plans, strategies and objectives of management for future operations, including those relating to any statements concerning expected development, performance or market share relating to our products and services; any statements regarding future economic conditions or our performance; any statements regarding pending investigations, claims or disputes, including those relating to the Internal Revenue Service audit of our consolidated subsidiaries' tax filings; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. These statements are based on currently available information and our current assumptions, expectations and projections about future events. While we believe that our assumptions, expectations and projections are reasonable in view of the currently available information, you are cautioned not to place undue reliance on our forward-looking statements. You are advised to review any further disclosures we make on related subjects in materials we file with or furnish to the SEC. Forward-looking statements speak only as of the date they are made and are not guarantees of future performance. They are subject to future events, risks and uncertainties - many of which are beyond our control - as well as potentially inaccurate assumptions, that could cause actual results to differ materially from our expectations and projections. We do not undertake to update any forward-looking statements.

Factors that might affect our forward-looking statements include, among other things:

- overall economic, political and business conditions in the markets in which we operate;
- the demand for our products and services;
- competitive factors in the industries in which we compete;
- changes in tax requirements (including tax rate changes, new tax laws and revised tax law interpretations);
- the outcome of any litigation, governmental investigations or proceedings;
- the outcome of any income tax audits or settlements;
- interest rate fluctuations and other changes in borrowing costs;
- other capital market conditions, including availability of funding sources and currency exchange rate fluctuations;
- availability of and fluctuations in the prices of key commodities and the impact of higher energy prices;
- the ability to achieve cost savings in connection with our productivity programs;
- potential further impairment of our goodwill, indefinite-lived intangible assets and/or our long-lived assets;
- the possible effects on us of future legislation in the U.S. that may limit or eliminate potential U.S. tax benefits resulting from our incorporation in a non-U.S. jurisdiction, such as Ireland, or deny U.S. government contracts to us based upon our incorporation in such non-U.S. jurisdiction; and
- our ability to complete the proposed spin-off of our commercial and residential security businesses and fully realize the expected benefits of such transaction.

Some of the significant risks and uncertainties that could cause actual results to differ materially from our expectations and projections are described more fully in Item 1A "Risk Factors." You should read that information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this report and our Consolidated Financial Statements and related notes in Item 8 of this report. We note such information for investors as permitted by the Private Securities Litigation Reform Act of 1995.

PART I

Item 1. BUSINESS

Overview

Ingersoll-Rand plc (IR-Ireland), an Irish public limited company, and its consolidated subsidiaries (collectively, we, our, the Company) is a diversified, global company that provides products, services and solutions to enhance the quality and comfort of air in homes and buildings, transport and protect food and perishables, secure homes and commercial properties, and increase industrial productivity and efficiency. Our business segments consist of Climate Solutions, Residential Solutions, Industrial Technologies and Security Technologies, each with strong brands and leading positions within their respective markets. We generate revenue and cash primarily through the design, manufacture, sale and service of a diverse portfolio of industrial and commercial products that include well-recognized, premium brand names such as Club Car®, Ingersoll-Rand®, Schlage®, Thermo King® and Trane®.

To achieve our mission of being a world leader in creating safe, comfortable and efficient environments, we continue to focus on increasing our recurring revenue stream from parts, service, used equipment and rentals; and to continuously improve the efficiencies and capabilities of the products and services of our businesses. We also continue to focus on operational excellence strategies as a central theme to improving our earnings and cash flows.

Proposed Spin-Off Transaction

In December 2012, our Board of Directors announced a plan to spin off our commercial and residential security businesses (the New Security Company). The separation will result in two standalone companies: Ingersoll Rand; and the New Security Company, a leading global provider of electronic and mechanical security products and services, delivering comprehensive solutions to commercial and residential customers. This new company's portfolio of brands will include Schlage, LCN®, Von Duprin®, Interflex®, CISA®, Briton®, Bricard®, BOCOM® Systems, Dexter®, Kryptonite®, Falcon® and Fusion® Hardware Group.

We expect the spin-off, which is intended to be tax free to shareholders, to be completed prior to year-end 2013. However, the completion of the spin-off is subject to certain customary conditions, including receipt of regulatory approvals, receipt of a ruling from the U.S. Internal Revenue Service as to the tax-free nature of the spin-off, as well as certain other matters relating to the spin-off, receipt of legal opinions, execution of intercompany agreements, effectiveness of appropriate filings with the U.S. Securities and Exchange Commission, and final approval of the transactions contemplated by the spin-off, as may be required under Irish law. There can be no assurance that any separation transaction will ultimately occur, or, if one does occur, its terms or timing.

Upon completion of the spin-off, IR-Ireland will cease to have any ownership interest in the New Security Company, and the New Security Company will become an independent publicly traded company. The New Security Company is anticipated to be an Irish public limited company (plc).

Recent Divestitures

Divested Operations

On September 30, 2011 and November 30, 2011, we completed transactions to sell our Hussmann refrigerated display case business to a newly-formed affiliate (Hussmann Parent) of private equity firm Clayton Dubilier & Rice, LLC (CD&R). These transactions included the equipment business and certain of the service branches in the U.S. and Canada, and the equipment, service and installation businesses in Mexico, Chile, Australia, New Zealand, and Japan (Hussmann Business) and the remaining North American Hussmann service and installation branches (Hussmann Branches). We negotiated the final terms of the transaction to include our ownership of a portion of the common stock of Hussmann Parent, which represents significant continuing involvement. Therefore, the results of Hussmann are included in continuing operations for all periods presented, with our ownership interest reported using the equity method of accounting subsequent to September 30, 2011. See "Divestitures and Discontinued Operations" within Management's Discussion and Analysis of Financial Condition and Results of Operations and also Note 18 to the Consolidated Financial Statements for a further discussion of our divested operations.

Discontinued Operations

On December 30, 2011, we completed the divestiture of our security installation and service business, which was sold under the Integrated Systems and Services brand in the United States and Canada, to Kratos Public Safety & Security Solutions, Inc. As a result of the sale, we have reported this business as a discontinued operation for all periods presented.

On December 30, 2010, we completed the divestiture of our gas microturbine generator business, which was sold under the Energy Systems brand, to Flex Energy, Inc. As a result of the sale, we have reported this business as a discontinued operation for all periods presented.

On October 4, 2010, we completed the divestiture of our European refrigerated display case business, which was sold under the KOXKA brand, to an affiliate of American Industrial Acquisition Corporation (AIAC Group). As a result of the sale, we have reported this business as a discontinued operation for all periods presented.

See "Divestitures and Discontinued Operations" within Management's Discussion and Analysis of Financial Condition and Results of Operations and also Note 18 to the Consolidated Financial Statements for a further discussion of our discontinued operations.

Business Segments

Our business segments provide products, services and solutions used to increase the efficiency and productivity of both industrial and commercial operations and homes, as well as improve the security, safety, health and comfort of people around the world.

Our business segments are as follows:

Climate Solutions
Our Climate Solutions segment delivers energy-efficient refrigeration and HVAC throughout the world. Encompassing the transport refrigeration markets as well as the commercial HVAC markets, this segment offers customers a broad range of products, services and solutions to manage controlled temperature environments. This segment, which had 2012 net revenues of $7.4 billion, includes the market-leading brands of Thermo King and Trane.

Residential Solutions
Our Residential Solutions segment provides safety, comfort and efficiency to homeowners throughout North America and parts of South America. It offers customers a broad range of products, services and solutions including mechanical and electronic locks, energy-efficient HVAC systems, indoor air quality solutions, advanced controls, portable security systems and remote home management. This segment, which had 2012 net revenues of $2.1 billion, is comprised of well-known brands like American Standard®, Schlage and Trane.

Industrial Technologies
Our Industrial Technologies segment provides products, services and solutions that improve productivity, energy efficiency, safety, and operations. It offers global customers a diverse and innovative range of products including compressed air systems, power tools, pumps, material handling equipment, and golf, utility, and rough terrain vehicles. It also provides a range of service offerings including preventative maintenance and comprehensive care multi-year contracts, service parts, installation, remanufactured compressors and tools, and solutions to optimize customers' energy and total production costs. This segment, which had 2012 net revenues of $2.9 billion, includes the Ingersoll-Rand, Club Car, and ARO® market-leading brands.

Security Technologies
Our Security Technologies segment is a leading global provider of products and services that make environments safe, secure and productive. The segment's market-leading products include electronic and biometric access control systems and software, locks and locksets, door closers, exit devices, steel doors and frames, as well as time, attendance and personnel scheduling systems. These products serve a wide range of markets including the commercial construction market, healthcare, retail, and transport industries as well as educational and governmental facilities. This segment, which had 2012 net revenues of $1.6 billion, includes the CISA, LCN, Schlage and Von Duprin market-leading brands.

Products and Services

Our principal products and services by business segment include the following:

Climate Solutions	
Aftermarket parts and service	Energy management services
Air cleaners	Facility management services
Air conditioners	Furnaces
Air exchangers	Gensets
Air handlers	Heat pumps
Airside and terminal devices	Humidifiers
Auxiliary idle reduction	Installation contracting
Auxiliary temperature management	Package heating and cooling systems
Building management systems	Performance contracting
Bus and rail HVAC systems	Repair Services
Chillers	Service Agreements
Coils and condensers	Temporary heating and cooling systems
Container refrigeration equipment	Thermostats/controls
Control systems	Trailer refrigeration equipment
Cryogenic refrigeration systems	Unitary systems
Diesel-powered refrigeration systems	Vehicle-powered truck refrigeration systems

Residential Solutions	
Air cleaners	Furnaces
Air conditioners	Heat pumps
Air exchangers	Humidifiers
Air handlers	Package heating and cooling systems
Door locks, latches and locksets	Portable security products
Electrical security products	Thermostats/controls
Electronic access-control systems	Unitary systems

Industrial Technologies	
Air compressors (centrifugal, reciprocating, and rotary)	Hoists (air, electric, and manual)
Aftermarket parts and accessories	Motion control components
Airends	Power tools (air, cordless, and electric)
Blowers	Precision fastening systems
Dryers	Pumps (diaphragm and piston)
Engine starting systems	Rough terrain (AWD) vehicles
Ergonomic material handling systems	Service contracts and programs
Filters	Utility and low-speed vehicles
Fluid handling systems	Visage® mobile golf information systems
Golf vehicles	Winches (air, electric, and hydraulic)

Security Technologies	
Biometric access control systems	Electrical security products
Door closers and controls	Electronic access-control systems
Door locks, latches and locksets	Exit devices
Doors and door frames (steel)	Time, attendance, and personnel scheduling systems

These products are sold primarily under our name and under other names including American Standard, ARO, CISA, Club Car, LCN, Schlage, Thermo King, Von Duprin and Trane.

Competitive Conditions

Our products and services are sold in highly competitive markets throughout the world. Due to the diversity of these products and services and the variety of markets served, we encounter a wide variety of competitors that vary by product line and services. They include well-established regional or specialized competitors, as well as larger U.S. and non-U.S. corporations or divisions of larger companies.

The principal methods of competition in these markets relate to price, quality, delivery, service and support, technology and innovation. We believe that we are one of the leading manufacturers in the world of HVAC systems and services, air compression systems, transport temperature control products, air tools, and golf and utility vehicles. In addition, we believe we are a leading supplier in U.S. markets for architectural hardware products, mechanical locks and electronic and biometric access-control technologies.

Distribution

Our products are distributed by a number of methods, which we believe are appropriate to the type of product. U.S. sales are made through branch sales offices and through distributors, dealers and large retailers across the country. Non-U.S. sales are made through numerous subsidiary sales and service companies with a supporting chain of distributors throughout the world.

Customers

We have no customer that accounted for more than 10% of our consolidated net revenues in 2012, 2011 or 2010. No material part of our business is dependent upon a single customer or a small group of customers; therefore, the loss of any one customer would not have a material adverse effect on our results of operations or cash flows.

Raw Materials

We manufacture many of the components included in our products, which requires us to employ a wide variety of commodities. Principal commodities, such as steel, copper and aluminum, are purchased from a large number of independent sources around the world. In the past, higher prices for some commodities, particularly steel and non-ferrous metals, have caused pricing pressures in some of our businesses; we have historically been able to pass certain of these cost increases on to customers in the form of price increases.

We believe that available sources of supply will generally be sufficient for the foreseeable future. There have been no commodity shortages which have had a material adverse effect on our businesses. However, significant changes in certain material costs may have an adverse impact on our costs and operating margins. To mitigate this potential impact, we enter into long-term supply contracts in order to manage our exposure to potential supply disruptions.

Working Capital

We manufacture products that usually must be readily available to meet our customers' rapid delivery requirements. Therefore, we maintain an adequate level of working capital to support our business needs and our customers' requirements. Such working capital requirements are not, however, in the opinion of management, materially different from those experienced by our major competitors. We believe our sales and payment terms are competitive in and appropriate for the markets in which we compete.

Seasonality

Demand for certain segments of our products and services is influenced by weather conditions. For instance, Trane's sales have historically tended to be seasonally higher in the second and third quarters of the year because, in the U.S. and other northern hemisphere markets, summer is the peak season for sales of air conditioning systems and services. Therefore, results of any quarterly period may not be indicative of expected results for a full year and unexpected cool trends or unseasonably warm trends during the summer season could negatively or positively affect certain segments of our business and impact overall results of operations.

Research and Development

We engage in research and development activities in an effort to introduce new products, enhance existing product effectiveness, increase safety, improve ease of use and reliability as well as expand the various applications for which our products may be appropriate. In addition, we continually evaluate developing technologies in areas that we believe will enhance our business for possible investment or acquisition. We anticipate that we will continue to make significant expenditures for research and development activities as we look to maintain and improve our competitive position. Research and development expenditures were approximately $273.6 million in 2012, $257.3 million in 2011 and $244.0 million in 2010.

Patents and Licenses

We own numerous patents and patent applications, and are licensed under others. Although in aggregate we consider our patents and licenses to be valuable to our operations, we do not believe that our business is materially dependent on a single patent or license or any group of them. In our opinion, engineering, production skills and experience are more responsible for our market position than our patents and/or licenses.

Operations by Geographic Area

More than 40% of our 2012 net revenues were derived outside the U.S. and we sold products in more than 100 countries. Therefore, the attendant risks of manufacturing or selling in a particular country, such as nationalization and establishment of common markets, may have an adverse impact on our non-U.S. operations. For a discussion of risks associated with our non-U.S. operations, see "Risk Factors – Our global operations subject us to economic risks," and "Risk Factors – Currency exchange rate fluctuations may adversely affect our results," in Item 1A and "Quantitative and Qualitative Disclosure about Market Risk" in Item 7A.

Backlog

Our approximate backlog of orders, believed to be firm, at December 31, was as follows:

In millions	2012	2011
Climate Solutions	$ 1,444.6	$ 1,395.8
Residential Solutions	49.1	42.8
Industrial Technologies	481.1	489.5
Security Technologies	159.6	135.1
Total	$ 2,134.4	$ 2,063.2

These backlog figures are based on orders received. While the major portion of our products are built in advance of order and either shipped or assembled from stock, orders for specialized machinery or specific customer application are submitted with extensive lead times and are often subject to revision, deferral, cancellation or termination. We expect to ship substantially all the December 31, 2012 backlog during 2013.

Environmental Matters

We continue to be dedicated to an environmental program intended to reduce the utilization and generation of hazardous materials during the manufacturing process as well as to remediate identified environmental concerns. As to the latter, we are currently engaged in site investigations and remediation activities to address environmental cleanup from past operations at current and former manufacturing facilities.

We are sometimes a party to environmental lawsuits and claims and have received notices of potential violations of environmental laws and regulations from the Environmental Protection Agency and similar state authorities. We have been also identified as a potentially responsible party (PRP) for cleanup costs associated with off-site waste disposal at federal Superfund and state remediation sites. For all such sites, there are other PRPs and, in most instances, our involvement is minimal.

In estimating our liability, we have assumed that we will not bear the entire cost of remediation of any site to the exclusion of other PRPs who may be jointly and severally liable. The ability of other PRPs to participate has been taken into account, based on our understanding of the parties' financial condition and probable contributions on a per site basis. Additional lawsuits and claims involving environmental matters are likely to arise from time to time in the future.

We incurred $4.5 million, $3.1 million, and $1.0 million of expenses during the years ended December 31, 2012, 2011, and 2010, respectively, for environmental remediation at sites presently or formerly owned or leased by us. As of December 31, 2012 and 2011, we have recorded reserves for environmental matters of $65.9 million and $70.9 million, respectively. Of these amounts $47.3 million and $51.3 million, respectively, relate to remediation of sites previously disposed by us. Our total current environmental reserve at December 31, 2012 and 2011 was $22.2 million and $26.1 million, respectively. Given the evolving nature of environmental laws, regulations and technology, the ultimate cost of future compliance is uncertain.

For a further discussion of our potential environmental liabilities, see also Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, Environmental and Asbestos Matters as well as Note 20 to the Consolidated Financial Statements.

Asbestos Matters

Certain of our wholly-owned subsidiaries are named as defendants in asbestos-related lawsuits in U.S. state and federal courts. In virtually all of the suits, a large number of other companies have also been named as defendants. The vast majority of those claims have been filed against either Ingersoll-Rand Company (IR-New Jersey) or Trane U.S. Inc. (Trane) and generally allege injury caused by exposure to asbestos contained in certain historical products sold by IR-New Jersey or Trane, primarily pumps, boilers and railroad brake shoes. Neither IR-New Jersey nor Trane was a producer or manufacturer of asbestos, however, some formerly manufactured products utilized asbestos-containing components such as gaskets and packings purchased from third-party suppliers.

We incurred net costs after insurance recoveries of $4.4 million, $10.1 million, and $18.8 million during the years ended December 31, 2012, 2011, and 2010, respectively, related to the settlement and defense of asbestos-related claims. Our total liability for asbestos-related matters and our total asset for probable asbestos-related insurance recoveries were $879.5 million and $320.3 million, respectively, as of December 31, 2012 and $938.3 million and $322.4 million, respectively, as of December 31, 2011. Our total current liability for asbestos-related matters and our total current asset for probable asbestos-related insurance recoveries was $69.1 million and $22.5 million, respectively, as of December 31, 2012 and $69.7 million and $23.5 million, respectively, as of December 31, 2011.

See also the discussion under Part I, Item 3, Legal Proceedings, and Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, Environmental and Asbestos Matters as well as further detail in Note 20 to the Consolidated Financial Statements.

Employees

As of December 31, 2012, we employed approximately 49,000 people throughout the world.

Available Information

We file annual, quarterly, and current reports, proxy statements, and other documents with the SEC under the Securities Exchange Act of 1934. The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The public can obtain any documents that are filed by us at http://www.sec.gov.

In addition, this Annual Report on Form 10-K, as well as our quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to all of the foregoing reports, are made available free of charge on our Internet website (http://www.ingersollrand.com) as soon as reasonably practicable after such reports are electronically filed with or furnished to the SEC. The Board of Directors of the Company has also adopted and posted in the Investor Relations section of the Company's website our Corporate Governance Guidelines and charters for each of the Board's standing committees. The contents of the Company's website are not incorporated by reference in this report.

Certifications

New York Stock Exchange Annual Chief Executive Officer Certification
The Company's Chief Executive Officer submitted to the New York Stock Exchange the Annual CEO Certification as the Company's compliance with the New York Stock Exchange's corporate governance listing standards required by Section 303A.12 of the New York Stock Exchange's listing standards.

Sarbanes-Oxley Act Section 302 Certification
The certifications of the Chief Executive Officer and Chief Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to this Annual Report on Form 10-K.

Item 1A. **RISK FACTORS**

Our business, financial condition, results of operations, and cash flows are subject to a number of risks that could cause the actual results and conditions to differ materially from those projected in forward-looking statements contained in this Annual Report on Form 10-K. The risks set forth below are those we consider most significant. We face other risks, however, that we do not currently perceive to be material but could cause actual results and conditions to differ materially from our expectations. You should evaluate all risks before you invest in our securities. If any of the risks actually occur, our business, financial condition, results of operations or cash flows could be adversely impacted. In that case, the trading price of our ordinary shares could decline, and you may lose all or part of your investment.

Our global operations subject us to economic risks.

Our global operations are dependent upon products manufactured, purchased and sold in the U.S. and internationally, including Europe, China, Brazil, Venezuela, Africa, India and Turkey. These activities are subject to risks that are inherent in operating globally, including:

- changes in local laws and regulations or imposition of currency restrictions and other restraints;
- limitation of ownership rights, including expropriation of assets by a local government, and limitation on the ability to repatriate earnings;
- sovereign debt crisis and currency instability in developed and developing countries;
- imposition of burdensome tariffs and quotas;
- difficulty in staffing and managing global operations;
- difficulty of enforcing agreements, collecting receivables and protecting assets through non-U.S. legal systems;
- national and international conflict, including war, civil disturbances and terrorist acts; and
- economic downturns and social and political instability.

These risks could increase our cost of doing business internationally, increase our counterparty risk, disrupt our operations, disrupt the ability of suppliers and customers to fulfill their obligations, limit our ability to sell products in certain markets and have a material adverse impact on our results of operations, financial condition, and cash flows.

Our growth is dependent, in part, on the development, commercialization and acceptance of new products and services.

We must develop and commercialize new products and services in order to remain competitive in our current and future markets and in order to continue to grow our business. The development and commercialization of new products and services require a significant investment of resources. We cannot provide any assurance that any new product or service will be successfully commercialized in a timely manner, if ever, or, if commercialized, will result in returns greater than our investment. Investment in a product or service could divert our attention and resources from other projects that become more commercially viable in the market. We also cannot provide any assurance that any new product or service will be accepted by the market. Failure to develop new products and services that are accepted by the market could have a material adverse impact on our competitive position, results of operations, financial condition, and cash flows.

The capital and credit markets are important to our business.

Instability in U.S. and global capital and credit markets, including market disruptions, limited liquidity and interest rate volatility, or reductions in the credit ratings assigned to us by independent rating agencies could reduce our access to capital markets or increase the cost of funding our short and long term credit requirements. In particular, if we are unable to access capital and credit markets on terms that are acceptable to us, we may not be able to make certain investments or fully execute our business plans and strategy, including our new $2 billion share repurchase program and our commitment to refinance our short-term debt maturities and raise additional borrowings.

Our suppliers and customers are also dependent upon the capital and credit markets. Limitations on the ability of customers, suppliers or financial counterparties to access credit could lead to insolvencies of key suppliers and customers, limit or prevent customers from obtaining credit to finance purchases of our products and services and cause delays in the delivery of key products from suppliers.

Currency exchange rate fluctuations may adversely affect our results.

We are exposed to a variety of market risks, including the effects of changes in currency exchange rates. See Part II Item 7A, Quantitative and Qualitative Disclosure About Market Risk.

More than 40% of our 2012 net revenues were derived outside the U.S., and we expect sales to non-U.S. customers to continue to represent a significant portion of our consolidated net revenues. Although we enter into currency exchange contracts to reduce our risk related to currency exchange fluctuations, changes in the relative values of currencies occur from time to time may, in some instances, have a material impact on our results of operations. Because we do not hedge against all of our currency exposure, our business will continue to be susceptible to currency fluctuations.

We also translate assets, liabilities, revenues and expenses denominated in non-U.S. dollar currencies into U.S. dollars for our consolidated financial statements based on the applicable exchange rates. Consequently, fluctuations in the value of the U.S. dollar versus other currencies could have a material impact on the value of these items in our consolidated financial statements, even if their value has not changed in their original currency.

Material adverse legal judgments, fines, penalties or settlements could adversely affect our results of operations or financial condition.

We are currently and may in the future become involved in legal proceedings and disputes incidental to the operation of our business. Our business may be adversely affected by the outcome of these proceedings and other contingencies (including, without limitation, asbestos-related matters) that cannot be predicted with certainty. As required by generally accepted accounting principles in the United States, we establish reserves based on our assessment of contingencies. Subsequent developments in legal proceedings and other contingencies may affect our assessment and estimates of the loss contingency recorded as a reserve and we may be required to make additional material payments, which could have a material adverse impact on our liquidity, results of operations, financial condition, and cash flows.

Our reputation, ability to do business and results of operations could be impaired by improper conduct by any of our employees, agents or business partners.

We are subject to regulation under a wide variety of U.S. federal and state and non-U.S. laws, regulations and policies, including laws related to anti-corruption, export and import compliance, anti-trust and money laundering, due to our global operations. We cannot provide assurance our internal controls will always protect us from the improper conduct of our employees, agents and business partners. Any improper conduct could damage our reputation and subject us to, among other things, civil and criminal penalties, material fines, equitable remedies (including profit disgorgement and injunctions on future conduct), securities litigation and a general loss of investor confidence, any one of which could have a material adverse impact on our business prospects, financial condition, results of operations, cash flows, and the market value of our stock.

We may be subject to risks relating to our information technology systems.

We rely extensively on information technology systems to manage and operate our business. We are also investing in new information technology systems that are designed to continue improving our operations. If these systems cease to function properly or if these systems do not provide the anticipated benefits, our ability to manage our operations could be impaired which could have a material adverse impact on our results of operations, financial condition, and cash flows.

We currently rely on a single vendor for substantially all of our global information technology infrastructure and its failure to provide effective support for such infrastructure could negatively impact our business and financial results.

We have outsourced substantially all of our global information technology infrastructure to a third-party service provider in order to achieve cost savings and efficiencies. The service provider has initiated arbitration proceedings against us regarding the terms, nature and performance of the information technology services agreement. If the service provider does not perform or does not perform effectively, we may not be able to achieve the expected efficiencies and may have to incur additional costs to address failures in providing service by the service provider. Depending on the function involved, such non-performance, failure to perform effectively or failures of service may lead to business disruptions, processing inefficiencies or security breaches. Such disruptions, inefficiencies or breaches could negatively impact our business operations, results of operations, financial condition and cash flows.

Our information technology infrastructure is important to our business and data security breaches or disruptions of such infrastructure could negatively impact our business and financial results.

Our information technology infrastructure is subject to cyber attacks and unauthorized security intrusions. Despite instituting security policies and business continuity plans, our systems and networks may be vulnerable to system damage, malicious attacks from hackers, employee errors or misconduct, viruses, power and utility outages, and other catastrophic events that could cause significant harm to our business by negatively impacting our business operations, compromising the security of our proprietary information and exposing us to litigation that could adversely affect our reputation. Such events could have a material adverse impact on our results of operations, financial condition and cash flows.

Commodity shortages and price increases and higher energy prices could adversely affect our financial results.

We rely on suppliers to secure commodities, particularly steel and non-ferrous metals, required for the manufacture of our products. A disruption in deliveries from our suppliers or decreased availability of commodities could have an adverse effect on our ability to meet our commitments to customers or increase our operating costs. We believe that available sources of supply will generally be sufficient for our needs for the foreseeable future. Nonetheless, the unavailability of some commodities could have a material adverse impact on our results of operations and cash flows.

Volatility in the prices of these commodities could increase the costs of our products and services. We may not be able to pass on these costs to our customers and this could have a material adverse impact on our results of operations and cash flows. We do not currently use financial derivatives to hedge against this volatility. While we use fixed price contracts to mitigate this exposure, we expect any future hedging activity to seek to minimize near-term volatility of the commodity prices which would not protect us from long-term commodity price increases.

Additionally, we are exposed to large fluctuations in the price of petroleum-based fuel due to the instability of current market prices. Higher energy costs increase our operating costs and the cost of shipping our products, and supplying services, to customers around the world. Consequently, sharp price increases, the imposition of taxes or an interruption of supply, could cause us to lose the ability to effectively manage the risk of rising fuel prices and may have a material adverse impact on our results of operations and cash flows.

Our operational excellence efforts may not achieve the improvements we expect.

We utilize a number of tools, such as Lean Six Sigma, to improve operational efficiency and productivity. Implementation of new processes to our operations could cause disruptions and there is no assurance that all of our planned operational excellence projects will be fully implemented or, if implemented, will realize the expected improvements.

We may be required to recognize impairment charges for our goodwill and other indefinite-lived intangible assets.

At December 31, 2012, the net carrying value of our goodwill and other indefinite-lived intangible assets totaled $6.1 billion and $2.6 billion, respectively. In accordance with generally accepted accounting principles, we periodically assess these assets to determine if they are impaired. Significant negative industry or economic trends, disruptions to our business, unexpected significant changes or planned changes in use of the assets, divestitures and market capitalization declines may result in recognition of impairments to goodwill or other indefinite-lived assets. Any charges relating to such impairments could have a material adverse impact on our results of operations in the periods recognized.

Changes in weather patterns and seasonal fluctuations may adversely affect certain segments of the Company's business and impact overall results of operations.

Demand for certain segments of the Company's products and services is influenced by weather conditions. For instance, Trane's sales have historically tended to be seasonally higher in the second and third quarters of the year because, in the U.S. and other northern hemisphere markets, summer is the peak season for sales of air conditioning systems and services. Therefore, results of any quarterly period may not be indicative of expected results for a full year and unexpected cool trends or unseasonably warm trends during the summer season could negatively or positively affect certain segments of the Company's business and impact overall results of operations.

Continued weakness in the commercial and residential construction markets may adversely impact our results of operations and cash flow.

Our commercial and residential HVAC and security businesses, which collectively represent 66% of our net revenues, provide products and services to a wide range of markets, including significant sales to the commercial and residential construction markets. Weakness in either or both of these construction markets may negatively impact the demand for our products and services. Decrease in the demand for our products and services could have a material adverse impact on our results of operations and cash flow.

Our operations are subject to regulatory risks.

Our U.S. and non-U.S. operations are subject to a number of laws and regulations, including environmental and health and safety. We have made, and will be required to continue to make, significant expenditures to comply with these laws and regulations. Changes in current laws and regulations could require us to increase our compliance expenditures, cause us to significantly alter or discontinue offering existing products and services or cause us to develop new products and services. Altering current products and services or developing new products and services to comply with changes in the applicable laws and regulations could require significant research and development investments, increase the cost of providing the products and services and adversely affect the demand for our products and services. In addition, our failure to comply with applicable laws and regulations could lead to significant penalties, fines or other sanctions. If we are unable to effectively respond to changes to applicable laws and regulations or comply with existing and future laws and regulations, our competitive position, results of operations, financial condition and cash flows could be materially adversely impacted.

If the distribution of WABCO's shares by Trane on July 31, 2007 were to fail to qualify as tax-free for U.S. federal income tax purposes under Section 355 of the Internal Revenue Code (the "Code"), then Trane may be required to pay U.S. federal income taxes.

Trane received a private letter ruling from the Internal Revenue Service (IRS) substantially to the effect that the distribution of WABCO shares to its shareholders qualified as tax-free for U.S. federal income tax purposes under Section 355 of the Code. Trane also received an opinion of Skadden, Arps, Slate, Meagher & Flom, LLP, at the time of the distribution, as to the tax-free nature of the transaction. Moreover, in connection with our subsequent acquisition of Trane, we received an opinion of Simpson, Thacher & Bartlett LLP, substantially to the effect that the distribution should continue to qualify as tax-free to Trane, WABCO and Trane shareholders under Section 355 and related provisions of the Code. The ruling and opinions were based on, among other things, certain assumptions as well as on the accuracy of certain factual representations and statements made by the Company, WABCO and Trane. In rendering its ruling, the IRS also relied on certain covenants that Trane and WABCO entered into, including the adherence to certain restrictions on WABCO's and Trane's future actions.

Notwithstanding the private letter ruling or the opinions of counsel, there can be no assurance that the IRS will not later assert that the distribution should be treated as a taxable transaction. If the WABCO distribution is determined to be taxable, we would recognize a gain in an amount equal to the excess of (i) the fair market value of WABCO's common stock distributed to the Trane shareholders over (ii) Trane's tax basis in such common stock. We have a Tax Sharing Agreement with WABCO under which WABCO would be responsible for all taxes imposed on Trane as a result of the distribution except where taxes are imposed as a result of actions taken after the distribution by Trane or any of its subsidiaries or shareholders. If WABCO was unable to satisfy its obligations under the Tax Sharing Agreement or if Trane was unable to rely on the Tax Sharing Agreement for any reason, any potential liability arising from the distribution of WABCO's shares by Trane could have a material adverse impact on our financial condition, results of operations, and cash flows.

Risks Relating to Our Proposed Spin-off

The proposed spin-off of our commercial and residential security businesses is contingent upon the satisfaction of a number of conditions, may require significant time and attention of our management and may have an adverse effect on us even if not completed.

On December 10, 2012, we announced our plan to spin off our commercial and residential security businesses. The proposed spin-off is subject to various conditions, is complex in nature and may be affected by unanticipated developments or changes in market conditions. Completion of the spin-off will be contingent upon customary conditions, including receipt of regulatory approvals, receipt of a ruling from the IRS as to the tax-free nature of the spin-off, as well as certain other matters relating to the spin-off, receipt of legal opinions, execution of intercompany agreements, effectiveness of appropriate filings with the SEC, and final approval of the transactions contemplated by the spin-off, as may be required under Irish law. For these and other reasons, the spin-off transaction may not be completed as expected by the fourth calendar quarter of 2013, if at all.

Even if the spin-off is not completed, our ongoing businesses may be adversely affected and we will be subject to certain risks and consequences, including the following:

- Execution of the proposed spin-off will require significant time and attention from management, which may distract management from the operation of our businesses and the execution of other initiatives that may have been beneficial to us.
- Our employees may also be distracted due to uncertainty about their future roles with each of the separate companies pending the completion of the spin-off.
- Some of our suppliers or customers may delay or defer decisions or may end their relationships with us or our commercial and residential security businesses, which could negatively affect revenues, earnings and cash flows of the Company and our commercial and residential security businesses.
- We will be required to pay certain costs and expenses relating to the spin-off, such as legal, accounting and other professional fees, whether or not it is completed.
- We may experience negative reactions from the financial markets if we fail to complete the spin-off.

Any of these factors could have a material adverse effect on our financial condition, results of operations, cash flows and trading price.

We may be unable to achieve some or all of the benefits that we expect to achieve from the spin-off.

Although we believe that separating our commercial and residential security businesses by means of the spin-off will provide financial, operational, managerial and other benefits to us and our shareholders, the spin-off may not provide the results on the scope or on the scale we anticipate, and the assumed benefits of the spin-off may not be fully realized. Accordingly, the spin-off might not provide us and our shareholders benefits or value in excess of the benefits and value that might have been created or realized had we retained the commercial and residential security businesses or undertaken another strategic alternative involving such businesses.

If the proposed spin-off of our commercial and residential security businesses is completed, the trading price of our ordinary shares will decline and may experience greater volatility.

We expect the trading price of our ordinary shares immediately following the spin-off to be significantly lower than immediately prior to the spin-off because the trading price for our shares will no longer reflect the value of our commercial and residential security businesses. In addition, until the market has fully analyzed the Company's value without our commercial and residential security businesses, the price of our shares may experience greater volatility.

If the proposed spin-off is completed, our shares may not match some holders' investment strategies or meet minimum criteria for inclusion in stock market indices or portfolios, which could cause investors to sell their shares. Excessive selling pressure could cause the market price of our shares to decrease further following the completion of the proposed spin-off.

Following the spin-off, the value of your ordinary shares in the Company and the commercial and residential security businesses may collectively trade at an aggregate price less than that at which the Company's ordinary shares might trade had the spin-off not occurred.

For a number of reasons, the ordinary shares of the Company and the commercial and residential security businesses that you may hold following the spin-off may collectively trade at a value significantly less than the price at which the Company's ordinary shares might have traded had the spin-off not occurred and we continued to own the commercial and residential security businesses. These reasons include the future performance of the Company and the commercial and residential security businesses as separate, independent companies, and the future shareholder base and market for the Company's ordinary shares and the shares of our commercial and residential security businesses and the prices at which these shares individually trade.

The proposed spin-off transaction could result in substantial tax liability

We will request a private letter ruling from the IRS substantially to the effect that, for U.S. federal income tax purposes, the spin-off and certain related transactions will qualify under Sections 355 and/or 368 of the Code. Our receipt of the private letter ruling will be a condition to the completion of the spin-off. If the factual assumptions or representations made in the private letter ruling request are inaccurate or incomplete in any material respect, then we will not be able to rely on the ruling. Furthermore, the IRS will not rule on whether a distribution such as the spin-off satisfies certain requirements necessary to obtain tax-free treatment under Section 355 of the Code. Rather, the private letter ruling will be based on representations by us that those requirements have been satisfied, and any inaccuracy in those representations could invalidate the ruling. The spin-off will also be conditioned on our receipt of one or more opinions of outside advisors, in form and substance satisfactory to us, substantially to the effect that, certain requirements, including requirements that the IRS will not rule on, necessary to obtain tax free treatment have been satisfied such that the spin-off and certain related transactions should qualify under Sections 355, 368 and other provisions of the Code. The opinion(s) will rely on, among other things, the continuing validity of the private letter ruling and various assumptions and representations as to factual matters made by each of the commercial and residential security businesses and us which, if inaccurate or incomplete in any material respect, would jeopardize the conclusions reached by such advisors in their opinion(s). The opinion (s) will not be binding on the IRS or the courts, and there can be no assurance that the IRS or the courts will not challenge the conclusions stated in the opinion(s) or that any such challenge would not prevail.

If, notwithstanding receipt of the private letter ruling and opinion(s), the spin-off were determined to be a taxable transaction, each U.S. holder of our ordinary shares who receives shares of the commercial and residential security businesses in the spin-off would generally be treated as receiving a taxable distribution of property in an amount equal to the fair market value of the shares of the new security company received. That distribution would be taxable as a dividend to the extent of our current and accumulated earnings and profits. Any amount that exceeded our earnings and profits would be treated first as a non-taxable return of capital to the extent of the applicable shareholder's tax basis in our ordinary shares with any remaining amount being taxed as a capital gain. In addition, notwithstanding receipt of the private letter ruling and opinion(s), if the spin-off were determined to be a taxable transaction and/or certain related internal transactions were to fail to qualify for tax-free treatment, we could incur a substantial tax liability, which could have a material adverse impact on our financial condition, results of operations and cash flows.

Risks Relating to Our Past Reorganizations

We effected a corporate reorganization in December 2001 to become a Bermuda company (the Bermuda Reorganization) and a subsequent corporate reorganization in July 2009 to become an Irish public limited company. These reorganizations exposed us and our shareholders to the risks described below. In addition, we cannot be assured that all of the anticipated benefits of the reorganizations will be realized.

Changes in tax laws, regulations or treaties, changes in our status under U.S. or non-U.S. tax laws or adverse determinations by taxing authorities could increase our tax burden or otherwise affect our financial condition or operating results, as well as subject our shareholders to additional taxes.

The realization of any tax benefit related to our reorganizations could be impacted by changes in tax laws, tax treaties or tax regulations or the interpretation or enforcement thereof by the U.S. tax authorities or non-U.S. tax authorities. From time to time, proposals have been made and/or legislation has been introduced to change the tax laws of various jurisdictions or limit tax treaty benefits that if enacted could materially increase our tax burden and/or effective tax rate and could have a material adverse impact on our financial condition and results of operations. For instance, recent U.S. legislative proposals would broaden the circumstances under which we would be considered a U.S. resident for U.S. tax purposes, which would significantly diminish the realization of any tax benefit related to our reorganizations. There are other recent U.S. legislative proposals that could modify or eliminate the tax deductibility of various currently deductible payments, which could materially and adversely affect our effective tax rate and cash tax position. Moreover, other U.S. legislative proposals could have a material adverse impact on us by overriding certain tax treaties and limiting the treaty benefits on certain payments by our U.S. subsidiaries to our non-U.S. affiliates, which could increase our tax liability. We cannot predict the outcome of any specific legislation in any jurisdiction.

While we monitor proposals that would materially impact our tax burden and/or effective tax rate and investigate our options, we could still be subject to increased taxation on a going forward basis no matter what action we undertake if certain legislative proposals are enacted, certain tax treaties are amended and/or our interpretation of applicable tax law is challenged and determined to be incorrect. In particular, any changes and/or differing interpretations of applicable tax law that have the effect of disregarding the Ireland Reorganization, limiting our ability to take advantage of tax treaties between jurisdictions, modifying or eliminating the deductibility of various currently deductible payments, or increasing the tax burden of operating or being resident in a particular country, could subject us to increased taxation.

While our U.S. operations are subject to U.S. tax, we believe that a significant portion of our non-U.S. operations are generally not subject to U.S. tax other than withholding taxes. The IRS or a court, however, may not concur with our conclusions including our determination that we, and a significant number of our foreign subsidiaries, are not currently controlled foreign corporations (CFC) within the meaning of the U.S. tax laws. A contrary determination, which could also arise through significant future acquisitions of our stock by U.S. persons, could also potentially cause U.S. holders (direct, indirect or constructive owners) of 10% or more of our stock (or the voting stock of our non-U.S. subsidiaries) to include in their gross income their pro rata share of certain of our and our non-U.S. subsidiary income for the period during which we (and our non-U.S. subsidiaries) were a CFC. In addition, gain (or a portion of such gain) realized on CFC shares sold by such shareholders may be treated as ordinary income depending on certain facts. Treatment of us or any of our non-U.S. subsidiaries as a CFC could have a material adverse impact on our results of operations, financial condition, and cash flows.

As described further in "Legal Proceedings", we have received several notices from the IRS containing proposed adjustments to our tax filings in connection with an audit of the 2001-2002 tax years. The IRS has not contested the validity of our reincorporation in Bermuda in any of these notices. We have and intend to continue to vigorously contest these proposed adjustments.

Although the outcome of this matter cannot be predicted with certainty, based upon an analysis of the merits of our position, we believe that we are adequately reserved for this matter and do not expect that the ultimate resolution will have a material adverse impact on our future results of operations, financial condition, or cash flows. As we move forward to resolve this matter with the IRS, the reserves established may be adjusted. Although we continue to contest the IRS's position, there can be no assurance that we will be successful. If the IRS's position with respect to 2002 is ultimately sustained it will have a material adverse impact on our future results of operations, financial condition and cash flows.

Although we expect them to do so, at this time the IRS has not yet proposed any similar adjustments for years subsequent to 2002 as the federal income tax audits for those years are still in process or have not yet begun. It is unclear how the IRS will apply their position to subsequent years or whether the IRS will take a similar position with respect to other intercompany debt instruments.

The inability to realize any anticipated tax benefits related to our reorganizations could have a material adverse impact on our results of operations, financial condition, and cash flows.

Legislative and regulatory action could materially and adversely affect us.

The U.S. federal government and various states and municipalities have enacted or may enact legislation intended to deny government contracts to U.S. companies that reincorporate outside of the U.S. or have reincorporated outside of the U.S.

For instance, the Homeland Security Act of 2002, as amended, includes a provision that prohibits "inverted domestic corporations" and their subsidiaries from entering into contracts with the Department of Homeland Security. In addition, the State of California adopted legislation intended to limit the eligibility of certain non-U.S. chartered companies to participate in certain state contracts. More recently, the 2008, 2009 and 2010 Consolidated Appropriations Acts prohibit any federal government agency from using funds appropriated by Congress for fiscal years 2008, 2009 and 2010 to pay an inverted domestic corporation or any of its subsidiaries for work performed or products provided under certain federal contracts ("Affected Contracts"). Although the amount of monies already paid to us or to be paid to us under the Affected Contracts is not material to the Company, we cannot provide any assurance that the impact of future actions taken by the government in this area will not be materially adverse to our operations.

In addition, there continues to be negative publicity regarding, and criticism of, companies that conduct business in the United States and in other countries but have changed their place of incorporation to another country.

Irish law differs from the laws in effect in the United States and may afford less protection to holders of our securities.

The United States currently does not have a treaty with Ireland providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As such, there is some uncertainty as to whether the courts of Ireland would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on U.S. federal or state civil liability laws, including the civil liability provisions of the U.S. federal or state securities laws, or hear actions against us or those persons based on those laws.

As an Irish company, we are governed by the Irish Companies Act, which differs in some material respects from laws generally applicable to U.S. corporations and shareholders, including, among others, differences relating to interested director and officer transactions and shareholder lawsuits. Likewise, the duties of directors and officers of an Irish company generally are owed to the company only. Shareholders of Irish companies generally do not have a personal right of action against directors or officers of the company and may exercise such rights of action on behalf of the company only in limited circumstances. Accordingly, holders of our securities may have more difficulty protecting their interests than would holders of securities of a corporation incorporated in a jurisdiction of the United States.

In addition, Irish law allows shareholders to authorize share capital which then can be issued by a board of directors without shareholder approval. Also, subject to specified exceptions, Irish law grants statutory pre-emptive rights to existing shareholders to subscribe for new issuances of shares for cash, but allows shareholders to authorize the waiver of the statutory pre-emptive rights with respect to any particular allotment of shares. These authorizations must be renewed by the shareholders every five years and we cannot guarantee that these authorizations will always be approved.

Dividends received by our shareholders may be subject to Irish dividend withholding tax.

In certain circumstances, we are required to deduct Irish dividend withholding tax (currently at the rate of 20%) from dividends paid to our shareholders. In the majority of cases, shareholders resident in the United States will not be subject to Irish withholding tax, and shareholders resident in a number of other countries will not be subject to Irish withholding tax provided that they complete certain Irish dividend withholding tax forms. However, some shareholders may be subject to withholding tax, which could have an adverse impact on the price of our shares.

Dividends received by our shareholders could be subject to Irish income tax.

Dividends paid in respect of our shares will generally not be subject to Irish income tax where the beneficial owner of these dividends is exempt from dividend withholding tax, unless the beneficial owner of the dividend has some connection with Ireland other than his or her shareholding in IR-Ireland.

Our shareholders who receive their dividends subject to Irish dividend withholding tax will generally have no further liability to Irish income tax on the dividends unless the beneficial owner of the dividend has some connection with Ireland other than his or her shareholding in IR-Ireland.

Item 1B. **UNRESOLVED STAFF COMMENTS**

None.

Item 2. **PROPERTIES**

As of December 31, 2012, we owned or leased a total of approximately 17 million square feet of space worldwide. Manufacturing and assembly operations are conducted in 63 plants across the world. We also maintain various warehouses, offices and repair centers throughout the world.

The majority of our plant facilities are owned by us with the remainder under long-term lease arrangements. We believe that our plants have been well maintained, are generally in good condition and are suitable for the conduct of our business.

The locations by segment of our principal plant facilities at December 31, 2012 were as follows:

Climate Solutions		
Americas	Europe, Middle East, Africa	Asia Pacific
Curitiba, Brazil	Kolin, Czech Republic	Zhong Shan, China
Arecibo, Puerto Rico	Charmes, France	Taicang, China
Fort Smith, Arkansas	Golbey, France	Penang, Malaysia
Pueblo, Colorado	Galway, Ireland	Samuthprakarn, Thailand
Lynn Haven, Florida	Barcelona, Spain	
Macon, Georgia		
Rushville, Indiana		
Lexington, Kentucky		
Minneapolis, Minnesota		
Hastings, Nebraska		
Columbia, South Carolina		
Clarksville, Tennessee		
Waco, Texas		
La Crosse, Wisconsin		

Residential Solutions		
Americas	Europe, Middle East, Africa	Asia Pacific
Ensenada, Mexico		
Monterrey, Mexico		
Tecate, Mexico		
Tijuana, Mexico		
Fort Smith, Arkansas		
Vidalia, Georgia		
Trenton, New Jersey		
Tyler, Texas		

Industrial Technologies		
Americas	Europe, Middle East, Africa	Asia Pacific
Dorval, Canada	Unicov, Czech Republic	Changzhou, China
Augusta, Georgia	Douai, France	Guilin, China
Campbellsville, Kentucky	Wasquehal, France	Nanjing, China
Mocksville, North Carolina	Oberhausen, Germany	Wujiang, China
Southern Pines, North Carolina	Fogliano Redipuglia, Italy	Ahmedabad, India
West Chester, Pennsylvania	Vignate, Italy	Ghaziabad, India
Seattle, Washington	Logatec, Slovenia	

Security Technologies		
Americas	Europe, Middle East, Africa	Asia Pacific
Security, Colorado	Sittingbourne, England	Shanghai, China
Princeton, Illinois	Feuquieres, France	
Indianapolis, Indiana	Durchausen, Germany	
Cincinnati, Ohio	Renchen, Germany	
	Faenza, Italy	
	Monsampolo, Italy	
	Duzce, Turkey	

Item 3. **LEGAL PROCEEDINGS**

In the normal course of business, we are involved in a variety of lawsuits, claims and legal proceedings, including commercial and contract disputes, employment matters, product liability claims, asbestos-related claims, environmental liabilities, intellectual property disputes, and tax-related matters. In our opinion, pending legal matters are not expected to have a material adverse impact on our results of operations, financial condition, liquidity or cash flows.

Tax Related Matters

In 2007, we received a notice from the IRS containing proposed adjustments to our tax filings in connection with an audit of the 2001 and 2002 tax years. The IRS did not contest the validity of our reincorporation in Bermuda. The most significant adjustments proposed by the IRS involve treating the entire intercompany debt incurred in connection with our reincorporation in Bermuda as equity. As a result of this recharacterization, the IRS disallowed the deduction of interest paid on the debt and imposed dividend withholding taxes on the payments denominated as interest. The IRS also asserted an alternative argument to be applied if the intercompany debt is respected as debt. In that circumstance, the IRS proposed to ignore the entities that hold the debt and to which the interest was paid, and impose 30% withholding tax on a portion of the interest payments as if they were made directly to a company that was not eligible for reduced U.S. withholding tax under a U.S. income tax treaty. The IRS asserted under this alternative theory that we owe additional taxes with respect to 2002 of approximately $84 million plus interest. We strongly disagreed with the view of the IRS and filed a protest with the IRS.

In 2010, we received an amended notice from the IRS eliminating its assertion that the intercompany debt incurred in connection with our reincorporation in Bermuda should be treated as equity. However, the IRS continues to assert the alternative position described above and proposes adjustments to our 2002 tax filings. If this alternative position is upheld, the Company would be required to record additional charges. In addition, the IRS also provided notice that it is assessing penalties of 30% on the asserted underpayment of tax described above.

We have and intend to continue to vigorously contest these proposed adjustments. We, in consultation with our outside advisors, carefully considered the form and substance of our intercompany financing arrangements, including the actions necessary to qualify for the benefits of the applicable U.S. income tax treaties. We believe that these financing arrangements are in accordance with the laws of the relevant jurisdictions including the U.S., that the entities involved should be respected and that the interest payments qualify for the U.S. income tax treaty benefits claimed.

Although the outcome of this matter cannot be predicted with certainty, based upon an analysis of the merits of our position, we believe that we have adequately reserved for this matter and do not expect that the ultimate resolution will have a material adverse impact on our future results of operations, financial condition, or cash flows. As we move forward to resolve this matter with the IRS, the reserves established may be adjusted. Although we continue to contest the IRS's position, there can be no assurance that we will be successful. If the IRS's position with respect to 2002 is ultimately sustained it will have a material adverse impact on our future results of operations, financial condition and cash flows.

Although we expect them to do so, at this time the IRS has not yet proposed any similar adjustments for years subsequent to 2002 as the federal income tax audits for those years are still in process or have not yet begun. It is unclear how the IRS will apply their position to subsequent years or whether the IRS will take a similar position with respect to other intercompany debt instruments.

For a further discussion of tax matters, see Note 17 to the Consolidated Financial Statements.

Asbestos-Related Matters

Certain wholly-owned subsidiaries of the Company are named as defendants in asbestos-related lawsuits in state and federal courts. In virtually all of the suits, a large number of other companies have also been named as defendants. The vast majority of those claims have been filed against either IR-New Jersey or Trane U.S. Inc. (Trane) and generally allege injury caused by exposure to asbestos contained in certain historical products sold by IR-New Jersey or Trane, primarily pumps, boilers and railroad brake shoes. Neither IR-New Jersey nor Trane was a producer or manufacturer of asbestos, however, some formerly manufactured products utilized asbestos-containing components such as gaskets and packings purchased from third-party suppliers.

See also the discussion under Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, Environmental and Asbestos Matters and also Note 20 to the Consolidated Financial Statements.

Executive Officers of the Registrant

The following is a list of executive officers of the Company as of February 14, 2013.

Name and Age	Date of Service as an Executive Officer	Principal Occupation and Other Information for Past Five Years
Michael W. Lamach (49)	2/16/2004	Chairman of the Board (since June 2010) and Chief Executive Officer and President (since February 2010); President and Chief Operating Officer (2009-2010); Senior Vice President and President, Trane Commercial Systems (2008-2009); Senior Vice President and President, Security Technologies (2004-2008)
Steven R. Shawley (60)	8/1/2005	Senior Vice President and Chief Financial Officer (since June 2008); Senior Vice President and President, Climate Control Technologies (2005-2008)
Marcia J. Avedon (51)	2/7/2007	Senior Vice President, Human Resources and Communications (since February 2007)
Paul A. Camuti (51)	8/1/2011	Senior Vice President, Innovation and Chief Technology Officer (since August 2011); President, Smart Grid Applications, Siemens Energy, Inc. (an energy technology subsidiary of Siemens Corporation) (2010 -2011); President, Research Division, Siemens Corporation (a diversified global technology company) (2009 - 2010); President and Chief Executive Officer, Siemens Corporate Research, Inc. (the research subsidiary of Siemens Corporation) (2005 - 2009)
John W. Conover IV (58)	7/1/2009	Senior Vice President and President, Security Technologies (since July 2009); President, Trane Commercial Systems, Americas (2005-2009)
Robert L. Katz (50)	11/1/2010	Senior Vice President and General Counsel (since November 2010); Federal- Mogul Corporation (a global automotive supplier), Senior Vice President, General Counsel and Corporate Secretary (2007-2010)
Gary S. Michel (50)	8/1/2011	Senior Vice President and President, Residential Solutions (since August 2011); President and Chief Executive Officer, Club Car (2007 - 2011)
Didier Teirlinck (56)	6/4/2008	Senior Vice President and President, Climate Solutions (since October 2009); President, Climate Control Technologies (since June 2008); President, Climate Control Europe (2005-2008)
Todd D. Wyman (45)	11/16/2009	Senior Vice President, Global Operations and Integrated Supply Chain (since November 2009); GE Transportation (a unit of General Electric Company), Vice President, Global Supply Chain (2007-2009)
Robert G. Zafari (54)	7/1/2010	Senior Vice President and President, Industrial Technologies (since July 2010); President, TCS and Climate Solutions EMEIA (2009-2010); President, Security Technologies ESA (2007-2008)
Richard J. Weller (56)	9/8/2008	Vice President and Controller (since September 2008); Vice President, Finance (2008); Vice President, Finance, Security Technologies Sector (2005-2008)

No family relationship exists between any of the above-listed executive officers of the Company. All officers are elected to hold office for one year or until their successors are elected and qualified.

Item 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Information regarding the principal market for our ordinary shares and related shareholder matters is as follows:

Our ordinary shares are traded on the New York Stock Exchange under the symbol IR. As of February 1, 2013, the approximate number of record holders of ordinary shares was 4,359. The high and low sales price per share and the dividend declared per share for the following periods were as follows:

	Ordinary shares		
2012	High	Low	Dividend
First quarter	$ 41.98	$ 31.24	$ —
Second quarter	45.62	38.24	0.16
Third quarter	47.71	39.21	0.16
Fourth quarter *	50.03	43.85	0.37
2011	High	Low	Dividend
First quarter	$ 49.07	$ 43.97	$ 0.07
Second quarter	52.33	42.75	0.12
Third quarter	47.22	26.13	0.12
Fourth quarter **	34.18	26.48	0.28

* In December 2012, we declared a dividend of $0.21 per ordinary share payable on March 28, 2013 to shareholders of record on March 12, 2013.
** In December 2011, we declared a dividend of $0.16 per ordinary share payable on March 30, 2012 to shareholders of record on March 12, 2012.

Future dividends on our ordinary shares, if any, will be at the discretion of our Board of Directors and will depend on, among other things, our results of operations, cash requirements and surplus, financial condition, contractual restrictions and other factors that the Board of Directors may deem relevant, as well as our ability to pay dividends in compliance with the Irish Companies Act. Under the Irish Companies Act, dividends and distributions may only be made from distributable reserves. Distributable reserves, broadly, means the accumulated realized profits of Ingersoll-Rand plc (IR-Ireland). In addition, no distribution or dividend may be made unless the net assets of IR-Ireland are equal to, or in excess of, the aggregate of IR-Ireland's called up share capital plus undistributable reserves and the distribution does not reduce IR-Ireland's net assets below such aggregate.

Information regarding equity compensation plans required to be disclosed pursuant to this Item is incorporated by reference from our definitive proxy statement for the Annual General Meeting of Shareholders.

Issuer Purchases of Equity Securities

The following table provides information with respect to purchases by the Company of its ordinary shares during the quarter ended December 31, 2012:

Period	Total number of shares purchased (000's) (a) (b)	Average price paid per share (a) (b)	Total number of shares purchased as part of program (000's) (a)	Approximate dollar value of shares still available to be purchased under the program ($000's) (a) (c)
October 1 - October 31	3,802.5	$ 45.33	3,802.1	$ 296,251
November 1 - November 30	3,362.6	46.82	3,362.6	138,808
December 1 - December 31	2,804.4	48.15	2,802.6	3,875
Total	9,969.5	$ 46.63	9,967.3	

(a) On April 7, 2011, we announced that our Board of Directors authorized the repurchase of up to $2.0 billion of our ordinary shares under a share repurchase program. Based on market conditions, share repurchases will be made from time to time in the open market and in privately negotiated transactions at the discretion of management. The repurchase program does not have a prescribed expiration date.

(b) We may also reacquire shares outside of the repurchase program from time to time in connection with the surrender of shares to cover taxes on vesting of share based awards. In October and December, 369 and 1,910 shares, respectively, were reacquired in transactions outside the repurchase program.

(c) On December 10, 2012, our Board of Directors authorized the repurchase of up to $2.0 billion of our ordinary shares under a new share repurchase program upon completion of the current share repurchase program. Based on market conditions, share repurchases will be made from time to time in the open market and in privately negotiated transactions at the discretion of management. The repurchase program does not have a prescribed expiration date.

Performance Graph

The following graph compares the cumulative total shareholder return on our ordinary shares with the cumulative total return on (i) the Standard & Poor's 500 Stock Index and (ii) the Standard & Poor's 500 Industrial Index for the five years ended December 31, 2012. The graph assumes an investment of $100 in our ordinary shares, the Standard & Poor's 500 Stock Index and the Standard & Poor's 500 Industrial Index on December 31, 2007 and assumes the reinvestment of dividends.



Index Value
120
110
100
90
80
70
60
50
40
30
100
38
81
107
70
112
2007
2008
2009
2010
2011
2012
IR
S&P 500
S&P 500 Industrials Index

Company/Index	2007	2008	2009	2010	2011	2012
Ingersoll Rand	100	38	81	107	70	112
S&P 500	100	63	80	92	94	109
S&P 500 Industrials Index	100	60	73	92	92	106

2012 Annual Report

Item 6. **SELECTED FINANCIAL DATA**

In millions, except per share amounts:

At and for the years ended December 31,		2012		2011		2010		2009		2008
Net revenues	$	14,034.9	$	14,782.0	$	14,001.1	$	13,009.1	$	12,927.9
Net earnings (loss) attributable to Ingersoll-Rand plc ordinary shareholders:										
Continuing operations		1,024.3		400.0		759.7		488.1		(2,527.6)
Discontinued operations		(5.7)		(56.8)		(117.5)		(36.8)		(97.2)
Total assets		18,492.9		18,844.1		19,990.9		19,991.0		20,924.5
Total debt		3,233.0		3,642.6		3,683.9		4,096.6		5,124.1
Total Ingersoll-Rand plc shareholders' equity		7,147.8		6,924.3		7,964.3		7,071.8		6,661.4
Earnings (loss) per share attributable to Ingersoll-Rand plc ordinary shareholders:										
Basic:										
Continuing operations	$	3.37	$	1.23	$	2.34	$	1.52	$	(8.41)
Discontinued operations		(0.02)		(0.17)		(0.36)		(0.11)		(0.32)
Diluted:										
Continuing operations	$	3.30	$	1.18	$	2.24	$	1.48	$	(8.41)
Discontinued operations		(0.02)		(0.17)		(0.35)		(0.11)		(0.32)
Dividends declared per ordinary share	$	0.69	$	0.59	$	0.28	$	0.50	$	0.72

1. 2008 amounts include the results of Trane subsequent to the acquisition date (June 5, 2008 through December 31, 2008).
2. 2008 Earnings (loss) from continuing operations include an after-tax, non-cash asset impairment charge of $3.4 billion that was recognized in the fourth quarter.
3. 2011 amounts represent the operating results of the Hussmann Business and Branches through their respective divestiture and transaction dates of September 30, 2011 and November 30, 2011.
4. 2011 Earnings (loss) from continuing operations include an after-tax loss on sale and impairment charges related to the Hussmann divestiture of $546 million.
5. 2011 Dividends declared per ordinary share includes a dividend of $0.16 per ordinary share, declared in December 2011, and payable on March 30, 2012 to shareholders of record on March 12, 2012.
6. 2012 Dividends declared per ordinary share includes a dividend of $0.21 per ordinary share, declared in December 2012, and payable on March 28, 2013 to shareholders of record on March 12, 2013.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause a difference include, but are not limited to, those discussed under Item 1A. Risk Factors in this Annual Report on Form 10-K. The following section is qualified in its entirety by the more detailed information, including our financial statements and the notes thereto, which appears elsewhere in this Annual Report.

Overview

Organization

We are a diversified, global company that provides products, services and solutions to enhance the quality and comfort of air in homes and buildings, transport and protect food and perishables, secure homes and commercial properties, and increase industrial productivity and efficiency. Our business segments consist of Climate Solutions, Residential Solutions, Industrial Technologies and Security Technologies, each with strong brands and leading positions within their respective markets. We generate revenue and cash primarily through the design, manufacture, sale and service of a diverse portfolio of industrial and commercial products that include well-recognized, premium brand names such as Club Car®, Ingersoll-Rand®, Schlage®, Thermo King® and Trane®.

To achieve our mission of being a world leader in creating safe, comfortable and efficient environments, we continue to focus on increasing our recurring revenue stream from parts, service, used equipment and rentals; and to continuously improve the efficiencies and capabilities of the products and services of our businesses. We also continue to focus on operational excellence strategies as a central theme to improving our earnings and cash flows.

Trends and Economic Events

We are a global corporation with worldwide operations. As a global business, our operations are affected by worldwide, regional and industry-specific economic factors, as well as political factors, wherever we operate or do business. Our geographic and industry diversity, as well as the diversity of our product sales and services, has helped mitigate the impact of any one industry or the economy of any single country on our consolidated operating results.

Given the broad range of products manufactured and geographic markets served, management uses a variety of factors to predict the outlook for the Company. We monitor key competitors and customers in order to gauge relative performance and the outlook for the future. In addition, our order rates are indicative of future revenue and thus a key measure of anticipated performance. In those industry segments where we are a capital equipment provider, revenues depend on the capital expenditure budgets and spending patterns of our customers, who may delay or accelerate purchases in reaction to changes in their businesses and in the economy.

Current market conditions, including challenges in international markets, continue to impact our financial results. The uneven commercial new construction activity in the United States and Europe is negatively impacting the results of our Security Technologies segment and commercial Heating, Ventilation and Air Conditioning (HVAC) business. However, we believe the commercial HVAC equipment replacement and aftermarket is slowly recovering. We have seen moderate growth in the American and Asian industrial markets, and the North American refrigerated transport market. While U.S. residential and consumer markets continue to be a challenge as new single-family housing construction and consumer confidence remain at low levels, we are beginning to see moderate improvements in the U.S. new builder and replacement markets. The residential HVAC business also continues to be impacted by a mix shift to units with a lower Seasonal Energy Efficiency Rating (SEER). As economic conditions stabilize, we expect slight revenue growth along with benefits from restructuring and productivity programs.


2012 Annual Report

Despite the current market environment, we believe we have a solid foundation of global brands and leading market shares in all of our major product lines. Our growing geographic and industry diversity coupled with our large installed product base provides growth opportunities within our service, parts and replacement revenue streams. In addition, we are investing substantial resources to innovate and develop new products and services which we expect will drive our future growth.

Venezuela Devaluation

In February 2013, the government of Venezuela announced a devaluation of the Bolivar, from the preexisting exchange rate of 4.29 Bolivars to the U.S. dollar to 6.3 Bolivars to the U.S. dollar. We have two subsidiaries with significant operations in Venezuela. As a result of the devaluation, we are estimating a foreign currency loss of approximately $10 million in the first quarter of 2013. The February devaluation did not impact our 2012 results of operations, financial condition, or cash flows. Further devaluation of the Bolivar could negatively impact our results of operations, financial condition, or cash flows. For additional information, see Part I, Item 1(a), "Risk Factors" in this Form 10-K.

Significant events in 2012

Proposed Spin-Off Transaction

In December 2012, our Board of Directors announced a plan to spin off our commercial and residential security businesses (the New Security Company). The separation will result in two standalone companies: Ingersoll Rand, a world leader in creating comfortable, sustainable and efficient environments through its industrial, transport refrigeration, and HVAC businesses; and the New Security Company, a leading global provider of electronic and mechanical security products and services, delivering comprehensive solutions to commercial and residential customers. This new company's portfolio of brands will include Schlage, LCN®, Von Duprin®, Interflex®, CISA®, Briton®, Bricard®, BOCOM® Systems, Dexter®, Kryptonite®, Falcon® and Fusion® Hardware Group.

We expect the spin-off, which is intended to be tax free to shareholders, to be completed prior to year-end 2013. However, the completion of the spin-off is subject to certain customary conditions, including receipt of regulatory approvals, receipt of a ruling from the U.S. Internal Revenue Service as to the tax-free nature of the spin-off, as well as certain other matters relating to the spin-off, receipt of legal opinions, execution of intercompany agreements, effectiveness of appropriate filings with the U.S. Securities and Exchange Commission, and final approval of the transactions contemplated by the spin-off, as may be required under Irish law. There can be no assurance that any separation transaction will ultimately occur, or, if one does occur, its terms or timing.

Upon completion of the spin-off, Ingersoll-Rand plc (IR-Ireland) will cease to have any ownership interest in the New Security Company, and the New Security Company will become an independent publicly traded company. The New Security Company is anticipated to be an Irish public limited company (plc).

The disclosures within this Management's Discussion and Analysis of Financial Condition and Results of Operations do not take into account the proposed spin-off of the commercial and residential security businesses.

2012 Dividend Increase and 2013 Share Repurchase Program

In December 2012, we announced an increase in our quarterly stock dividend from $0.16 to $0.21 per share beginning with our March 2013 payment. The dividend is payable March 28, 2013, to shareholders of record on March 12, 2013.

In December 2012, our Board of Directors authorized the repurchase of up to $2.0 billion of our ordinary shares under a new share repurchase program upon completion of the current share repurchase program. The new share repurchase program is expected to begin in 2013. These repurchases will be accounted for as a reduction of Ordinary shares and Capital in excess of par value as they will be canceled upon repurchase.

2011 Share Repurchase Program

In April 2011, our Board of Directors authorized the repurchase of up to $2.0 billion of our ordinary shares under a new share repurchase program. On June 8, 2011, we commenced share repurchases under this program. During the year ended December 31, 2012, we repurchased 18.4 million shares for approximately $0.8 billion, excluding commissions. During the year ended December 31, 2011, we repurchased 36.3 million shares for approximately $1.2 billion, excluding commissions. These repurchases were accounted for as a reduction of Ordinary shares and Capital in excess of par value as they were canceled upon repurchase.

Pension and Other Postretirement Plan Amendments

On June 8, 2012, our Board of Directors approved amendments to our retirement plans for certain U.S. and Puerto Rico non-bargained employees. Eligible non-bargained employees hired prior to July 1, 2012 were given a choice of remaining in their respective defined benefit plan until the plan freezes on December 31, 2022 or freezing their accrued benefits in their respective defined benefit plan as of December 31, 2012 and receiving an additional 2% non-matching Company contribution into the Company's applicable defined contribution plan. Eligible employees hired or rehired on or after July 1, 2012 will automatically receive the 2% non-matching Company contribution into the applicable defined contribution plan in lieu of participating in the defined benefit plan. Beginning January 1, 2023, all eligible employees will receive the 2% non-matching contribution into the applicable defined contribution plan.

On February 1, 2012, our Board of Directors approved amendments to our postretirement medical plan with respect to post-65 retiree medical coverage. Effective January 1, 2013, we discontinued offering company-sponsored retiree medical coverage for certain individuals age 65 and older. We transitioned affected individuals to coverage through the individual Medicare market and will provide a tax-advantaged subsidy to those retirees eligible for subsidized company coverage that can be used toward reimbursing premiums and other qualified medical expenses for individual Medicare supplemental coverage that is purchased through our third-party Medicare coordinator.

See Note 11 to the Consolidated Financial Statements for a further discussion of these amendments.

Significant events in 2011

Dividend Increase

In April 2011, we increased our quarterly stock dividend from $0.07 to $0.12 per share beginning with our June 2011 payment. In December 2011, we announced an increase in our quarterly stock dividend from $0.12 per share to $0.16 per share beginning with our March 2012 payment.

Discontinued Operations

On December 30, 2011, we completed the divestiture of our security installation and service business, which was sold under the Integrated Systems and Services brand in the United States and Canada, to Kratos Public Safety & Security Solutions, Inc. As a result of the sale, we have reported this business as a discontinued operation for all periods presented. See "Divestitures and Discontinued Operations" within Management's Discussion and Analysis of Financial Condition and Results of Operations and also Note 18 to the Consolidated Financial Statements for a further discussion of our discontinued operations.

Divested Operations

On September 30, 2011 and November 30, 2011, we completed transactions to sell our Hussmann refrigerated display case business to a newly-formed affiliate (Hussmann Parent) of private equity firm Clayton Dubilier & Rice, LLC (CD&R). These transactions included the equipment business and certain of the service branches in the U.S. and Canada, and the equipment, service and installation businesses in Mexico, Chile, Australia, New Zealand, and Japan (Hussmann Business) and the remaining North American Hussmann service and installation branches (Hussmann Branches). We negotiated the final terms of the transaction to include our ownership of a portion of the common stock of Hussmann Parent, which represents significant continuing involvement. Therefore, the results of Hussmann are included in continuing operations for all periods presented, with our ownership interest reported using the equity method of accounting subsequent to September 30, 2011. See "Divestitures and Discontinued Operations" within Management's Discussion and Analysis of Financial Condition and Results of Operations and also Note 18 to the Consolidated Financial Statements for a further discussion of our divested operations.

Significant events in 2010

Discontinued Operations

On December 30, 2010, we completed the divestiture of our gas microturbine generator business, which was sold under the Energy Systems brand, to Flex Energy, Inc. As a result of the sale, we have reported this business as a discontinued operation for all periods presented.

On October 4, 2010, we completed the divestiture of our European refrigerated display case business, which was sold under the KOXKA brand, to an affiliate of American Industrial Acquisition Corporation (AIAC Group). As a result of the sale, we have reported this business as a discontinued operation for all periods presented.

See "Divestitures and Discontinued Operations" within Management's Discussion and Analysis of Financial Condition and Results of Operations and also Note 18 to the Consolidated Financial Statements for a further discussion of our discontinued operations.

Healthcare Reform

In March 2010, the Patient Protection and Affordable Care Act and the Healthcare and Education Reconciliation Bill of 2010 (collectively, the Healthcare Reform Legislation) were signed into law. As a result, effective 2013, the tax benefits available to us are reduced to the extent our prescription drug expenses are reimbursed under the Medicare Part D retiree drug subsidy program. Although the provisions of the Healthcare Reform Legislation relating to the retiree drug subsidy program did not take effect until 2013, we were required to recognize the full accounting impact in our financial statements in the reporting period in which the Healthcare Reform Legislation was enacted. As retiree healthcare liabilities and related tax impacts were already reflected in our financial statements, the Healthcare Reform Legislation resulted in a non-cash charge to income tax expense in the first quarter of 2010 of $40.5 million.

Currently, our retiree medical plans receive the retiree drug subsidy under Medicare Part D. No later than 2014, a significant portion of the drug coverage will be moved to a Medicare-approved Employer Group Waiver Plan while retaining the same benefit provisions. This change resulted in an actuarial gain which decreased our December 31, 2010 retiree medical plan liability, as well as the net actuarial losses in other comprehensive income by $41.1 million.

Results of Operations - For the years ended December 31

Dollar amounts in millions, except per share data		2012	% of Revenues		2011	% of Revenues		2010	% of Revenues
Net revenues	$	14,034.9		$	14,782.0		$	14,001.1	
Cost of goods sold		(9,758.2)	69.5%		(10,493.6)	71.0%		(10,059.9)	71.9%
Selling and administrative expenses		(2,776.0)	19.8%		(2,781.2)	18.8%		(2,679.8)	19.1%
Gain (loss) on sale/asset impairment		4.5	—%		(646.9)	4.4%		—	—%
Operating income		1,505.2	10.7%		860.3	5.8%		1,261.4	9.0%
Interest expense		(253.5)			(280.0)			(283.2)	
Other, net		25.0			33.0			32.5	
Earnings before income taxes		1,276.7			613.3			1,010.7	
Provision for income taxes		(227.0)			(187.2)			(228.1)	
Earnings from continuing operations		1,049.7			426.1			782.6	
Discontinued operations, net of tax		(5.7)			(56.8)			(117.5)	
Net earnings		1,044.0			369.3			665.1	
Less: Net earnings attributable to noncontrolling interests		(25.4)			(26.1)			(22.9)	
Net earnings attributable to Ingersoll-Rand plc	$	1,018.6		$	343.2		$	642.2	
Diluted net earnings (loss) per ordinary share attributable to Ingersoll-Rand plc ordinary shareholders:									
Continuing operations	$	3.30		$	1.18		$	2.24	
Discontinued operations		(0.02)			(0.17)			(0.35)	
Net earnings	$	3.28		$	1.01		$	1.89	

Net Revenues

Net revenues for the year ended December 31, 2012 decreased by 5.1%, or $747.1 million, compared with the same period of 2011, which primarily resulted from the following:

Pricing	1.6 %
Volume/product mix	0.3 %
Currency exchange rates	(1.5)%
Hussmann	(5.5)%
Total	(5.1)%

The decrease in revenues was primarily driven by the absence of Hussmann for the year ended December 31, 2012, which contributed $818.5 million of revenue in the same period in 2011. This decrease was partially offset by improved pricing across all segments and higher volumes within the Residential Solutions and Industrial Technologies business segments.

Net revenues for the year ended December 31, 2011 increased by 5.6%, or $780.9 million, compared with the same period of 2010, which primarily resulted from the following:

Volume/product mix	2.7 %
Pricing	2.7 %
Currency exchange rates	1.6 %
Acquisitions/divestitures	0.1 %
Hussmann *	(1.5)%
Total	5.6 %

* Represents the impact of a partial year of operations for the Hussmann Business and Branches in 2011.

The increase in revenues was primarily driven by higher volumes and product mix experienced within the Climate Solutions and Industrial Technologies business segments, as well as improved pricing and favorable foreign currency impacts across all segments.

Operating Income/Margin

Operating margin for the year ended December 31, 2012 increased to 10.7% from 5.8% for the same period in 2011. Included in Operating income for 2011 is a $646.9 million loss on sale/asset impairment charge related to the divestiture of Hussmann, which had a 4.4 point impact on 2011 operating margin. Excluding the loss on sale/asset impairment, operating margin increased by 0.5 points. The increase was primarily due to improved pricing in excess of material inflation and realization of productivity benefits in excess of other inflation across all sectors. These increases were partially offset by increased investment spending, lower volumes in our Climate Solutions and Security Technologies business segments, and unfavorable foreign currency impacts. Also included in Operating income for 2011 is a $23 million gain associated with the sale of assets from a restructured business in China. This gain had a 0.2 point impact on operating margin for 2011.

Operating margin for the year ended December 31, 2011 decreased to 5.8% from 9.0% for the same period in 2010. Included in Operating income for 2011 is a $646.9 million loss on sale/asset impairment charge related to the divestiture of Hussmann, which had a 4.4 point impact on 2011 operating margin. Excluding the loss on sale/asset impairment, operating margin increased by 1.2 points. The increase was primarily due to improved pricing in excess of material inflation across all sectors, the realization of productivity benefits in excess of other inflation, and higher volumes in our Climate Solutions and Industrial Technologies business segments. These improvements were partially offset by unfavorable volume/product mix within our Residential Solutions and Security Technologies segments as well as increased investment spending. Also included in Operating income for 2011 is a $23 million gain associated with the sale of assets from a restructured business in China. This gain had a 0.2 point impact on operating margin for 2011.

Interest Expense

Interest expense for the year ended December 31, 2012 decreased by $26.5 million compared with the same period of 2011 as a result of lower average debt balances in 2012.

Interest expense for the year ended December 31, 2011 decreased $3.2 million compared with the same period of 2010 as a result of lower average debt balances in 2011.

Other, Net

The components of Other, net, for the year ended December 31 are as follows:

In millions	2012	2011	2010
Interest income	$ 16.3	$ 25.9	$ 15.2
Exchange gain (loss)	(2.8)	2.8	0.9
Earnings (loss) from equity investments	(5.9)	(3.5)	—
Other	17.4	7.8	16.4
Other, net	$ 25.0	$ 33.0	$ 32.5

For the year ended December 31, 2012, Other, net decreased by $8.0 million compared with the same period of 2011. The decrease in Other, net resulted primarily from decreased interest income due to lower average cash balances in 2012, foreign currency losses, and an equity loss on the Hussmann equity investment of $5.9 million in 2012 compared to $3.5 million in 2011. These decreases were partially offset by other activity primarily related to adjustments to actual and expected insurance recoveries as a result of a settlement.

For the year ended December 31, 2011, Other, net increased by $0.5 million compared with the same period of 2010. The increase in Other, net resulted from favorable currency impacts and increased interest income as a result of higher average cash balances during 2011. Included within Earnings (loss) from equity investments is a $3.5 million equity loss on the Hussmann equity investment for 2011 incurred subsequent to the Hussmann divestiture transaction dates.

Provision for Income Taxes

The 2012 tax provision of $227.0 million included a $2.6 million Hussmann-related tax charge. For the year ended December 31, 2012, the effective tax rate, excluding the Hussmann Loss on sale/asset impairment and the Hussmann-related tax charge, was 17.6% compared to 21.9% in 2011, when excluding the Hussmann-related tax benefit discussed below. The 2012 tax rate was below the U.S. Statutory rate of 35.0% primarily due to earnings in non-U.S. jurisdictions, which, in aggregate, have a lower effective rate and a net reduction in non-U.S. valuation allowances, partially offset by net increases in our liability for unrecognized tax benefits and a non-cash charge to income tax expense related to the required tax accounting between the enactment date of March 30, 2010 and the effective date of January 1, 2013 of the Healthcare Reform Legislation.

The 2011 tax provision of $187.2 million included an $88.9 million Hussmann-related tax benefit. For the year ended December 31, 2011, the effective tax rate, excluding the Hussmann Loss on sale/asset impairment and the Hussmann-related tax benefit, was 21.9% compared to 22.6% in 2010. The 2011 tax rate was below the U.S. Statutory rate of 35.0% primarily due to earnings in non-U.S. jurisdictions, which, in aggregate, have a lower effective rate and net changes in our valuation allowances, partially offset by the accrual of a previously unrecorded future withholding tax liability and net increases in our liability for unrecognized tax benefits. Included in the 2010 effective rate was a $40.5 million non-cash charge to income tax expense related to the Healthcare Reform Legislation, partially offset by net changes in our valuation allowance.

Review of Business Segments

The segment discussions that follow describe the significant factors contributing to the changes in results for each segment included in continuing operations.

Segment operating income is the measure of profit and loss that our chief operating decision maker uses to evaluate the financial performance of the business and as the basis for performance reviews, compensation and resource allocation. For these reasons, we believe that Segment operating income represents the most relevant measure of segment profit and loss. We may exclude certain charges or gains from Operating income to arrive at a Segment operating income that is a more meaningful measure of profit and loss upon which to base our operating decisions. We define Segment operating margin as Segment operating income as a percentage of Net revenues.

Climate Solutions

Our Climate Solutions segment delivers energy-efficient refrigeration and HVAC throughout the world. Encompassing the transport refrigeration markets as well as the commercial HVAC markets, this segment offers customers a broad range of products, services and solutions to manage controlled temperature environments. This segment includes the market-leading brands of Thermo King and Trane.

On September 30, 2011 and November 30, 2011, we completed transactions to sell Hussmann to a newly-formed affiliate (Hussmann Parent) of private equity firm Clayton Dubilier & Rice, LLC (CD&R). As part of the deal terms we have an ongoing equity interest in Hussmann Parent, therefore operating results continue to be recorded within continuing operations. However, subsequent to the respective transaction dates our earnings from this equity interest are not reported in Segment operating income. During the year ended December 31, 2011, we recorded a pre-tax loss on sale and asset impairment charges related to the Hussmann divestiture totaling $646.9 million. These charges, as well as related adjustments recorded in 2012, have been excluded from Segment operating income within the Climate Solutions segment as management excludes these charges from Operating income when making operating decisions about the business. See "Divestitures and Discontinued Operations" within Management's Discussion and Analysis of Financial Condition and Results of Operations and also Note 18 to the Consolidated Financial Statements for a further discussion of our divested operations.

2011 Net revenues and Segment operating income for the Climate Solutions segment includes the operating results of the Hussmann Business and Branches prior to the sale. The operating results for the Hussmann Business and Branches are included in Net revenues and Segment operating income for the Climate Solutions segment for the years ended December 31 as follows:

In millions		2011		2010
Net revenues	$	818.5	$	1,106.1
Segment operating income	$	58.6	$	84.4

On October 4, 2010, we completed the divestiture of our European refrigerated display case business, which was sold under the KOXKA brand, to an affiliate of American Industrial Acquisition Corporation (AIAC Group). As a result of the sale, we have reported this business as a discontinued operation for all periods presented. Segment information has been revised to exclude the results of this business for all periods presented.

Segment results for the years ended December 31 were as follows:

Dollar amounts in millions		2012	% change		2011	% change		2010
Net revenues	$	7,409.1	(10.6)%	$	8,284.6	6.2%	$	7,800.8
Segment operating income		768.1	(6.9)%		824.6	37.8%		598.3
Segment operating margin		10.4%			10.0%			7.7%

2012 vs 2011

Net revenues for the year ended December 31, 2012 decreased by 10.6% or $875.5 million, compared with the same period of 2011, which primarily resulted from the following:

Pricing	1.4 %
Volume/product mix	(0.6)%
Currency exchange rates	(1.5)%
Hussmann	(9.9)%
Total	(10.6)%

Our Trane commercial HVAC business continues to be impacted by weakness in the worldwide commercial building markets. Trane commercial HVAC revenues increased as growth within our parts, services and solutions markets offset declines in equipment and systems in Europe and Asia. Net revenues in our transport businesses decreased driven by declines in sea-going container revenues. Growth in the Americas was more than offset by declines in Europe.

Segment operating income for the year ended December 31, 2012 decreased by 6.9%, or $56.5 million, compared with the same period of 2011. Included in 2011 Segment operating income is $58.6 million of income related to Hussmann and a $23 million gain associated with the sale of assets from a restructured business in China. Segment operating margin improved to 10.4% due to pricing improvements in excess of material inflation ($127 million) and productivity benefits in excess of other inflation ($22 million), partially offset by unfavorable volume/product mix ($45 million), increased investment spending ($52 million), and unfavorable currency impacts ($28 million).

2011 vs 2010

Net revenues for the year ended December 31, 2011 increased by 6.2% or $483.8 million, compared with the same period of 2010, which primarily resulted from the following:

Volume/product mix	4.6 %
Pricing	2.3 %
Currency exchange rates	1.8 %
Acquisitions/divestitures	0.1 %
Hussmann *	(2.6)%
Total	6.2 %

* Represents the impact of a partial year of operations for the Hussmann Business and Branches in 2011.

Trane commercial HVAC revenues reflect market recovery within our equipment, systems, parts, services and solutions markets. Trane commercial HVAC revenues increased in all major geographic regions, with strong year-over-year improvements in the Americas, Asia, and Europe. Net revenues in our transport businesses experienced growth in most geographic areas due to improved activity within the refrigerated trailer and truck markets. In addition, sea-going container revenues and worldwide bus revenues improved due to an increase in end-market activity.

Segment operating income for the year ended December 31, 2011 increased by 37.8%, or $226.3 million, compared with the same period of 2010. The increase, which improved Segment operating margin to 10.0% from 7.7%, was primarily related to pricing improvements in excess of material inflation ($36 million), productivity benefits in excess of other inflation ($115 million), and favorable volumes/product mix ($90 million). However, the benefits resulting from these improvements were partially offset by increased investment spending ($28 million) and the impacts of only a partial year of operations for the Hussmann Business and Branches in 2011 ($10 million). Included in Segment operating income for 2011 was a $23 million gain associated with the sale of assets from a restructured business in China. This gain had a 0.3 point impact on Segment operating margin.

Residential Solutions

Our Residential Solutions segment provides safety, comfort and efficiency to homeowners throughout North America and parts of South America. It offers customers a broad range of products, services and solutions including mechanical and electronic locks, energy-efficient HVAC systems, indoor air quality solutions, advanced controls, portable security systems and remote home management. This segment is comprised of well-known brands like American Standard®, Schlage and Trane.

Segment results for the years ended December 31 were as follows:

Dollar amounts in millions	2012	% change	2011	% change	2010
Net revenues	$ 2,054.4	2.1%	$ 2,012.7	(5.1)%	$ 2,121.7
Segment operating income	115.4	85.8%	62.1	(67.5)%	191.3
Segment operating margin	5.6%		3.1%		9.0%

2012 vs 2011

Net revenues for the year ended December 31, 2012 increased by 2.1% or $41.7 million, compared with the same period of 2011, which primarily resulted from the following:

Pricing	1.4%
Volume/product mix	0.7%
Total	2.1%

Trane residential HVAC revenues increased due to improved activity levels in both the new residential construction and replacement markets. These improvements were slightly offset by a continued mix shift to lower SEER units. Residential security revenues increased as a result of improved sales to new builder markets and South American customers.

Segment operating income for the year ended December 31, 2012 increased by 85.8%, or $53.3 million, compared with the same period of 2011. The increase, which improved Segment operating margin to 5.6% from 3.1%, was primarily driven by productivity benefits in excess of other inflation ($63 million) and pricing improvements in excess of material inflation ($28 million). These improvements were partially offset by unfavorable volume/product mix ($46 million).

2011 vs 2010

Net revenues for the year ended December 31, 2011 decreased by 5.1% or $109.0 million, compared with the same period of 2010, which primarily resulted from the following:

Volume/product mix	(10.5)%
Pricing	5.1 %
Currency exchange rates	0.3 %
Total	(5.1)%

Trane residential HVAC revenues were impacted by continued weakness in the U.S. new residential construction and replacement markets as well as a mix shift to lower SEER units. Residential security revenues increased as a result of improved sales to new builder markets and "big box" customers primarily during the fourth quarter.

Segment operating income for the year ended December 31, 2011 decreased by 67.5%, or $129.2 million, compared with the same period of 2010. The decrease, which lowered Segment operating margins to 3.1% from 9.0%, was primarily related to unfavorable volumes/product mix ($155 million), partially offset by pricing improvements in excess of material inflation ($41 million).

Industrial Technologies

Our Industrial Technologies segment provides products, services and solutions that improve productivity, energy efficiency, safety, and operations. It offers global customers a diverse and innovative range of products including compressed air systems, power tools, pumps, material handling equipment, and golf, utility, and rough terrain vehicles. It also provides a range of service offerings including preventative maintenance and comprehensive care multi-year contracts, service parts, installation, remanufactured compressors and tools, and solutions to optimize customers' energy and total production costs. This segment includes the Ingersoll-Rand, Club Car, and ARO® market-leading brands.

On December 30, 2010, we completed the divestiture of our gas microturbine generator business, which was sold under the Energy Systems brand, to Flex Energy, Inc. As a result of the sale, we have reported this business as a discontinued operation for all periods presented. Segment information has been revised to exclude the results of this business for all periods presented.

Segment results for the years ended December 31 were as follows:

Dollar amounts in millions	2012	% change	2011	% change	2010
Net revenues	$ 2,945.8	3.3%	$ 2,852.9	14.8%	$ 2,485.2
Segment operating income	455.8	9.7%	415.5	33.9%	310.4
Segment operating margin	15.5%		14.6%		12.5%

2012 vs 2011
Net revenues for the year ended December 31, 2012 increased by 3.3% or $92.9 million, compared with the same period of 2011, which primarily resulted from the following:

Volume/product mix	3.9 %
Pricing	1.7 %
Currency exchange rates	(2.3)%
Total	3.3 %

We experienced growth within our Air and Productivity business related to increased volume in the Americas, which was offset by declines in Europe. The growth in the Americas was primarily driven by improved air compressor sales. Club Car revenues increased due to improved pricing and growth in the golf car and utility vehicle markets.

Segment operating income increased by 9.7%, or $40.3 million, during 2012. The increase, which improved Segment operating margin to 15.5% from 14.6%, was primarily driven by productivity benefits in excess of other inflation ($59 million), pricing improvements in excess of material inflation ($29 million), and favorable volume/product mix ($19 million). These improvements were partially offset by increased investment spending ($52 million) and unfavorable currency impacts ($14 million).

2011 vs 2010
Net revenues for the year ended December 31, 2011 increased by 14.8%, or $367.7 million, compared with the same period of 2010, which primarily resulted from the following:

Volume/product mix	10.3%
Pricing	2.7%
Currency exchange rates	1.8%
Total	14.8%

We experienced strong growth within our Air and Productivity business primarily due to increased volume in all major geographic regions. The revenue increase in the Americas was driven by improvements in our industrial and commercial markets for air compressors, tools, and fluid handling products. Club Car revenues also improved relative to the prior year primarily due to improved pricing.

Segment operating income increased by 33.9%, or $105.1 million, during 2011. The increase, which improved Segment operating margin to 14.6% from 12.5%, was primarily related to pricing improvements in excess of material inflation ($20 million), productivity benefits in excess of other inflation ($61 million), and higher volumes and product mix ($60 million). These improvements were partially offset by increased investment spending ($15 million).

Security Technologies

Our Security Technologies segment is a leading global provider of products and services that make environments safe, secure and productive. The segment's market-leading products include electronic and biometric access control systems and software, locks and locksets, door closers, exit devices, steel doors and frames, as well as time, attendance and personnel scheduling systems. These products serve a wide range of markets including the commercial construction market, healthcare, retail, and transport industries as well as educational and governmental facilities. This segment includes the CISA, LCN, Schlage and Von Duprin market-leading brands.

On December 30, 2011, we completed the divestiture of our security installation and service business, which was sold under the Integrated Systems and Services brand in the United States and Canada, to Kratos Public Safety & Security Solutions, Inc. As a result of the sale, we have reported this business as a discontinued operation for all periods presented. Segment information has been revised to exclude the results of this business for all periods presented.

Segment results for the years ended December 31 were as follows:

Dollar amounts in millions		**2012**	**% change**		**2011**	**% change**		**2010**
Net revenues	$	1,625.6	(0.4)%	$	1,631.8	2.4%	$	1,593.4
Segment operating income		327.7	(1.2)%		331.6	1.0%		328.3
Segment operating margin		20.2%			20.3%			20.6%

2012 vs 2011

Net revenues for the year ended December 31, 2012 decreased by 0.4%, or $6.2 million, compared with the same period of 2011, which primarily resulted from the following:

Pricing	2.1 %
Currency exchange rates	(1.7)%
Volume/product mix	(0.8)%
Total	(0.4)%

The impact of the continued weakness in worldwide commercial building markets were partially offset by pricing improvements for our mechanical products. Our results reflect declines in Europe, partially offset by improvements in the Americas and Asia.

Segment operating income for the year ended December 31, 2012 decreased by 1.2%, or $3.9 million, compared with the same period of 2011. The decrease, which lowered Segment operating margin to 20.2% from 20.3%, was primarily related to unfavorable volume/product mix ($27 million), increased investment spending ($17 million), and unfavorable currency impacts ($5 million), partially offset by pricing improvements in excess of material inflation ($35 million) and productivity benefits in excess of other inflation ($11 million).

2011 vs 2010

Net revenues for the year ended December 31, 2011 increased by 2.4%, or $38.4 million, compared with the same period of 2010, which primarily resulted from the following:

Currency exchange rates	1.9 %
Pricing	1.7 %
Volume/product mix	(1.2)%
Total	2.4 %

The weakness in worldwide commercial building markets continues to impact segment revenues. However, our results reflect strong improvements in Asia, with slight improvements in North America and Europe.

Segment operating income for the year ended December 31, 2011 increased by 1.0%, or $3.3 million, compared with the same period of 2010. Segment operating margin declined to 20.3% from 20.6%. The increase in Segment operating income was primarily related to productivity benefits in excess of other inflation ($27 million) and pricing improvements in excess of material inflation ($2 million), partially offset by unfavorable volumes/product mix ($20 million).

Divestitures and Discontinued Operations

Divested Operations

Hussmann Divestiture

On September 30, 2011, we completed a transaction to sell our Hussmann refrigerated display case business to a newly-formed affiliate (Hussmann Parent) of private equity firm Clayton Dubilier & Rice, LLC (CD&R). This transaction included the equipment business and certain of the service branches in the U.S. and Canada, and the equipment, service and installation businesses in Mexico, Chile, Australia, New Zealand, and Japan (Hussmann Business). The final transaction allowed Hussmann Parent the option to acquire the remaining North American Hussmann service and installation branches (Hussmann Branches). Hussmann Parent completed the acquisition of the Hussmann Branches on November 30, 2011. The Hussmann Business and Branches, which are reported as part of the Climate Solutions segment, manufacture, market, distribute, install, and service refrigerated display merchandising equipment, refrigeration systems, over the counter parts, and other commercial and industrial refrigeration applications.

The Hussmann Business divestiture was originally announced on April 21, 2011 and met the criteria for classification as held for sale treatment in accordance with GAAP during the first quarter of 2011. During the third quarter of 2011, we negotiated the final transaction to sell the Hussmann Business and Branches to CD&R in exchange for $370 million in cash, subject to purchase price adjustments, and common stock of Hussmann Parent, such that following the sale, CD&R would own cumulative convertible participating preferred stock of Hussmann Parent, initially representing 60% of the outstanding capital stock (on an as-converted basis) of Hussmann Parent, and we would own all of the common stock, initially representing the remaining 40% of the outstanding capital stock (on an as-converted basis) of Hussmann Parent. Our ownership of common stock of Hussmann Parent represents significant continuing involvement. Therefore, the results of the Hussmann Business and Branches are included in continuing operations for all periods presented. Based on these terms, we recorded a total pre-tax loss on sale/asset impairment charge of $646.9 million during the full year of 2011.

Results for the Hussmann Business and Branches for the years ended December 31 are as follows:

In millions	2011*	2010
Net revenues	$ 818.5	$ 1,106.1
Gain (loss) on sale/asset impairment	(646.9) **	—
Net earnings (loss) attributable to Ingersoll-Rand plc	(513.1)	55.7
Diluted earnings (loss) per share attributable to Ingersoll-Rand plc ordinary shareholders:	(1.51)	0.16

* Results represent the operating results of Hussmann Business and Branches through their respective divestiture transaction dates.

** Included in Gain (loss) on sale/asset impairment for the year ended December 31, 2011 are transaction costs of $12.2 million.

Hussmann Parent is required to pay a quarterly preferred dividend payment to CD&R in the form of cash or additional preferred shares. Our ownership percentage as of December 31, 2012 was 37.2%. Our ownership interest in Hussmann Parent is reported using the equity method of accounting subsequent to September 30, 2011. Our equity investment in the Hussmann Parent is reported within Other noncurrent assets and the related equity earnings reported in Other, net within Net earnings.

Discontinued Operations

The components of discontinued operations for the years ended December 31 are as follows:

In millions	2012	2011	2010
Net revenues	$ —	$ 72.2	$ 143.6
Pre-tax earnings (loss) from operations	(49.2)	(69.0)	(173.4)
Pre-tax gain (loss) on sale	2.3	(57.7)	(5.4)
Tax benefit (expense)	41.2	69.9	61.3
Discontinued operations, net of tax	$ (5.7)	$ (56.8)	$ (117.5)

Discontinued operations by business for the years ended December 31 are as follows:

In millions	2012	2011	2010
Integrated Systems and Services, net of tax	$ (2.8)	$ (6.3)	$ (0.8)
Energy Systems, net of tax	(0.2)	0.2	(17.6)
KOXKA, net of tax	0.5	(3.3)	(54.0)
Other discontinued operations, net of tax	(3.2)	(47.4)	(45.1)
Discontinued operations, net of tax	$ (5.7)	$ (56.8)	$ (117.5)

Integrated Systems and Services Divestiture

On December 30, 2011, we completed the divestiture of our security installation and service business, which was sold under the Integrated Systems and Services brand in the United States and Canada, to Kratos Public Safety & Security Solutions, Inc. This business, which was previously reported as part of the Security Technologies segment, designs, installs and services security systems. We reported this business as a discontinued operation for all periods presented. During 2011, we recorded a pre-tax loss on sale of $6.7 million ($5.0 million after-tax) within discontinued operations.

Net revenues and after-tax earnings of the Integrated Systems and Services business for the year ended December 31 were as follows:

In millions	2012	2011	2010
Net revenues	$ —	$ 72.2	$ 78.0
After-tax earnings (loss) from operations	$ (1.2)	$ (1.3)	$ (0.8)
Gain (loss) on sale, net of tax	(1.6)	(5.0)	—
Discontinued operations, net of tax	$ (2.8)	$ (6.3)	$ (0.8)

Energy Systems Divestiture

On December 30, 2010, we completed the divestiture of our gas microturbine generator business, which was sold under the Energy Systems brand, to Flex Energy, Inc. The business, which was previously reported as part of the Industrial Technologies segment, designs, manufactures, markets, distributes, and services gas powered microturbine generators which feature energy efficient design and low emissions technology. During 2010, we recognized an $8.3 million after-tax impairment loss within discontinued operations related to the write-down of the net assets to their estimated fair value.

Net revenues and after-tax earnings of the Energy Systems business for the years ended December 31 were as follows:

In millions	2012	2011	2010
Net revenues	$ —	$ —	$ 8.9
After-tax earnings (loss) from operations	$ (0.2)	$ (0.4)	$ (14.4) *
Gain (loss) on sale, net of tax	—	0.6	(3.2)
Discontinued operations, net of tax	$ (0.2)	$ 0.2	$ (17.6)

* Included in discontinued operations for Energy Systems in 2010 is an after-tax impairment loss of $8.3 million related to the initial write-down of the net assets to their estimated fair value.

KOXKA Divestiture

On October 4, 2010, we completed the divestiture of our European refrigerated display case business, which was sold under the KOXKA brand, to an affiliate of American Industrial Acquisition Corporation (AIAC Group). The business, which was previously reported as part of the Climate Solutions segment, designs, manufactures and markets commercial refrigeration equipment through sales branches and a network of distributors throughout Europe, Africa and the Middle East. During 2010, we recognized a $53.9 million after-tax impairment loss within discontinued operations related to the write-down of the net assets to their estimated fair value.

Net revenues and after-tax earnings of the KOXKA business for years ended December 31 were as follows:

In millions	2012	2011	2010
Net revenues	$ —	$ —	$ 56.7
After-tax earnings (loss) from operations	$ 0.5	$ (3.3)	$ (53.1) *
Gain (loss) on sale, net of tax	—	—	(0.9)
Discontinued operations, net of tax	$ 0.5	$ (3.3)	$ (54.0)

* Included in discontinued operations for KOXKA for 2010 is an after-tax impairment loss of $53.9 million related to the write-down of the net assets to their estimated fair value. Also included in 2010 is a $12.2 million tax benefit resulting from a reduction in the Company's deferred tax asset valuation allowance for net operating losses.

Other Discontinued Operations

The components of other discontinued operations for the years ended December 31 were as follows:

In millions	2012	2011	2010
Retained costs, net of tax	$ (17.2)	$ (31.8)	$ (45.0)
Net gain (loss) on disposals, net of tax	14.0	(15.6)	(0.1)
Discontinued operations, net of tax	$ (3.2)	$ (47.4)	$ (45.1)

On November 30, 2007, we completed the sale of our Bobcat, Utility Equipment and Attachments businesses (collectively, Compact Equipment) to Doosan Infracore for gross proceeds of approximately $4.9 billion, subject to post-closing purchase price adjustments. Compact Equipment manufactured and sold compact equipment, including skid-steer loaders, compact track loaders, mini-excavators and telescopic tool handlers; portable air compressors, generators and light towers; general-purpose light construction equipment; and attachments. We were in dispute regarding post-closing matters with Doosan Infracore. During the second quarter of 2011, we collected approximately $48.3 million of our outstanding receivable from Doosan Infracore related to certain purchase price adjustments. During the second quarter of 2012, Doosan Infracore paid the Company a total of $46.5 million to settle the outstanding receivable and remaining disputed post-closing matters.

Other discontinued operations, net of tax from previously sold businesses is mainly related to postretirement benefits, product liability, worker's compensation, and legal costs (mostly asbestos-related) and tax effects of post-closing purchase price adjustments.

Liquidity and Capital Resources

We earn a significant amount of our operating income in jurisdictions where it is deemed to be permanently reinvested. Our most prominent jurisdiction of operation is the U.S. We currently do not intend nor foresee a need to repatriate funds to the U.S., and no provision for U.S. income taxes has been made with respect to such earnings. We expect existing cash and cash equivalents available to the U.S., the cash generated by our U.S. operations, our committed credit lines as well as our expected ability to access the capital markets will be sufficient to fund our U.S. operating and capital needs for at least the next twelve months and thereafter for the foreseeable future. In addition, we expect existing non-U.S. cash and cash equivalents and the cash generated by our non-U.S. operations will be sufficient to fund our non-U.S. operating and capital needs for at least the next twelve months and thereafter for the foreseeable future. Should we require more capital in the U.S. than is generated by our U.S. operations, and we determine that repatriation of non-U.S. cash is necessary, such amounts would be subject to U.S. federal income taxes.

During the year ended December 31, 2012, we repurchased 18.4 million shares for approximately $0.8 billion, excluding commissions, under our current share repurchase program. These repurchases were accounted for as a reduction of Ordinary shares and Capital in excess of par value as they were canceled upon repurchase.

In December 2012, we announced an increase in our quarterly ordinary share dividend from $0.16 to $0.21 per share beginning with our March 2013 payment. In addition, our Board of Directors authorized the repurchase of up to $2.0 billion of our ordinary shares under a new share repurchase program upon completion of the current share repurchase program. These repurchases will be accounted for as a reduction of Ordinary shares and Capital in excess of par value as they will be canceled upon repurchase. We expect to commence purchases under this new repurchase program in 2013. We expect our available cash flow, committed credit lines and access to the capital markets will be sufficient to fund the increased dividend and share repurchases.

In addition to the capital needs discussed above, we have debt maturities of $600 million of 6.0% senior notes in August 2013 and $655 million of 9.5% senior notes in April 2014, which we expect to refinance prior to maturity.

Liquidity

The following table contains several key measures to gauge our financial condition and liquidity at the periods ended December 31:

In millions	2012	2011	2010
Cash and cash equivalents	$ 882.1	$ 1,160.7	$ 1,014.3
Short-term borrowings and current maturities of long-term debt	963.7	763.3	761.6
Long-term debt	2,269.3	2,879.3	2,922.3
Total debt	3,233.0	3,642.6	3,683.9
Total Ingersoll-Rand plc shareholders' equity	7,147.8	6,924.3	7,964.3
Total equity	7,229.3	7,012.4	8,059.1
Debt-to-total capital ratio	30.9%	34.2%	31.3%

Short-term borrowings and current maturities of long-term debt at December 31 consisted of the following:

In millions	2012	2011
Debentures with put feature	$ 343.0	$ 343.6
Exchangeable Senior Notes	—	341.2
6.000% Senior notes due 2013	600.0	—
Other current maturities of long-term debt	10.8	12.5
Other short-term borrowings	9.9	66.0
Total	$ 963.7	$ 763.3

Commercial Paper Program

The maximum aggregate amount of unsecured commercial paper notes available to be issued, on a private placement basis, under the commercial paper program is $2 billion as of December 31, 2012. Under the commercial paper program, Ingersoll-Rand Global Holding Company Limited (IR-Global), may issue notes from time to time, and the proceeds of the financing will be used for general corporate purposes. Each of IR-Ireland, Ingersoll-Rand Company Limited (IR-Limited), and Ingersoll-Rand International Holding Limited (IR-International) has provided an irrevocable and unconditional guarantee for the notes issued under the commercial paper program. We had no commercial paper outstanding at December 31, 2012 and December 31, 2011.

Debentures with Put Feature

At December 31, 2012 and December 31, 2011, we had outstanding $343.0 million and $343.6 million, respectively, of fixed rate debentures which only require early repayment at the option of the holder. These debentures contain a put feature that the holders may exercise on each anniversary of the issuance date. If exercised, we are obligated to repay in whole or in part, at the holder's option, the outstanding principal amount (plus accrued and unpaid interest) of the debentures held by the holder. If these options are not exercised, the final maturity dates would range between 2027 and 2028.

On February 15, 2012, holders of these debentures had the option to exercise the put feature on $37.2 million of the outstanding debentures. No holder chose to exercise the put feature at that date. On October 15, 2012, holders of these debentures had the option to exercise the put feature on $306.4 million of the outstanding debentures. Holders chose to exercise the put feature on $0.6 million of the outstanding debentures at that date, and were paid in November 2012. Based on our cash flow forecast and access to the capital markets, we believe we will have sufficient liquidity to repay any amounts exercised as a result of the put features.

Exchangeable Senior Notes Due 2012

In April 2009, we issued $345 million of 4.5% Exchangeable Senior Notes (the Notes) through our wholly-owned subsidiary, IR-Global. We settled all remaining outstanding Notes during 2012. As a result, we paid $357.0 million in cash and issued 10.8 million ordinary shares to settle the principal, interest and equity portion of the Notes.

Other

On May 26, 2010, we entered into a 3-year, $1.0 billion revolving credit facility through our wholly-owned subsidiary, IR-Global. On March 15, 2012, this credit facility was refinanced with a 5-year, $1.0 billion revolving credit facility maturing on March 15, 2017. We also have a 4-year, $1.0 billion revolving credit facility maturing on May 20, 2015, through our wholly-owned subsidiary, IR-Global. Each of IR-Ireland, IR-Limited and IR-International has provided an irrevocable and unconditional guarantee for these credit facilities. The total committed revolving credit facilities of $2.0 billion are unused and provide support for our commercial paper program as well as for other general corporate purposes.

In addition, other available non-U.S. lines of credit were $933.3 million, of which $705.4 million was unused at December 31, 2012. These lines provide support for bank guarantees, letters of credit and other general corporate purposes.

Pension Plans

Our investment objective in managing defined benefit plan assets is to ensure that all present and future benefit obligations are met as they come due. We seek to achieve this goal while trying to mitigate volatility in plan funded status, contribution and expense by better matching the characteristics of the plan assets to that of the plan liabilities. Prior to 2011, we utilized asset/liability modeling studies as the basis for global asset allocation decisions. In 2011, we adopted a dynamic approach to asset allocation whereby a plan's allocation to fixed income assets increases progressively over time towards an ultimate target of 90% as a plan moves toward full funding. We monitor plan funded status and asset allocation regularly in addition to investment manager performance.

We monitor the impact of market conditions on our defined benefit plans on a regular basis. During 2012, none of our defined benefit pension plans have experienced a significant impact on their liquidity due to the volatility in the markets. For further details on pension plan activity, see Note 11 to the Consolidated Financial Statements.

Cash Flows

The following table reflects the major categories of cash flows for the years ended December 31, respectively. For additional details, please see the Consolidated Statements of Cash Flows in the Consolidated Financial Statements.

In millions	**2012**	**2011**	**2010**
Operating cash flow provided by (used in) continuing operations	$ 1,277.7	$ 1,230.2	$ 756.4
Investing cash flow provided by (used in) continuing operations	(146.4)	207.5	(179.0)
Financing cash flow provided by (used in) continuing operations	(1,303.9)	(1,246.4)	(403.7)

Operating Activities

Net cash provided by operating activities from continuing operations was $1,277.7 million for the year ended December 31, 2012 compared with $1,230.2 million in 2011. Operating cash flows for 2012 and 2011 reflect consistent working capital levels and consistent earnings from continuing operations after taking into account the non-cash loss on sale/asset impairment charges related to the Hussmann divestiture.

Net cash provided by operating activities from continuing operations was $1,230.2 million for the year ended December 31, 2011 compared with $756.4 million in 2010. Operating cash flows for 2011 reflect improved earnings from continuing operations after taking into account the non-cash loss on sale/asset impairment charge related to the Hussmann divestiture. Operating cash flows for 2010 reflect discretionary cash contributions to our pension funds of $444 million ($359 million after tax benefit received).

Investing Activities

Net cash used in investing activities from continuing operations was $146.4 million for the year ended December 31, 2012 compared with net cash provided by investing activities from continuing operations of $207.5 million in 2011. The change in investing activities is primarily attributable to decreased net proceeds from business dispositions and sale of property, plant, and equipment in 2012 compared to 2011, partially offset by a $44.3 million dividend from the Company's equity investment in Hussmann Parent in 2012. During 2011, the Company received net proceeds from business dispositions of $400.3 million related to the sale of the Hussmann Business and Branches and the collection of proceeds for purchase price adjustments on the sale of Doosan Infracore. During 2011, we also received proceeds from the sale of assets from a restructured business in China.

Net cash provided by investing activities from continuing operations was $207.5 million for the year ended December 31, 2011 compared with net cash used in investing activities from continuing operations of $179.0 million in 2010. The change in investing activities is primarily attributable to net proceeds from business dispositions of $400.3 million related to the sale of the Hussmann Business and Branches and the collection of proceeds for purchase price adjustments on the sale of Doosan Infracore. We also received proceeds from the sale of assets from a restructured business in China. These proceeds were partially offset by an increase in capital expenditures during 2011.

Financing Activities

Net cash used in financing activities from continuing operations during the year ended December 31, 2012 was $1,303.9 million, compared with $1,246.4 million during 2011. The change in financing activities is primarily related to the settlement of the Exchangeable Senior Notes and increased dividend payments during 2012, partially offset by decreased share repurchases and increased proceeds from shares issued under incentive plans in 2012.

Net cash used in financing activities from continuing operations during the year ended December 31, 2011 was $1,246.4 million, compared with $403.7 million during 2010. The change in financing activities is primarily related to approximately $1.2 billion of share repurchases as well as increased dividend payments, partially offset by lower repayments of long term debt in 2011.

Capital Resources

Based on historical performance and current expectations, we believe our cash and cash equivalents balance, the cash generated from our operations, our committed credit lines and our expected ability to access capital markets will satisfy our working capital needs, capital expenditures, share repurchase programs, upcoming debt maturities, and other liquidity requirements associated with our operations for the foreseeable future.

Capital expenditures were $262.6 million, $242.9 million and $179.5 million for 2012, 2011 and 2010, respectively. Our investments continue to improve manufacturing productivity, reduce costs and provide environmental enhancements and advanced technologies for existing facilities. The capital expenditure program for 2013 is estimated to be approximately $250 million, including amounts approved in prior periods. Many of these projects are subject to review and cancellation at our option without incurring substantial charges.

For financial market risk impacting the Company, see Item 7A. Quantitative and Qualitative Disclosure About Market Risk.

Capitalization

In addition to cash on hand and operating cash flow, we maintain significant credit availability under our Commercial Paper Program. Our ability to borrow at a cost-effective rate under the Commercial Paper Program is contingent upon maintaining an investment-grade credit rating. As of December 31, 2012, our credit ratings were as follows:

	Short-term	Long-term
Moody's	P-2	Baa1
Standard and Poor's	A-2	BBB+

The credit ratings set forth above are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Our public debt does not contain financial covenants and our revolving credit lines have a debt-to-total capital covenant of 65%. As of December 31, 2012, our debt-to-total capital ratio was significantly beneath this limit.

Guarantees

Subsequent to the Ireland Reorganization, IR-Ireland and IR-Limited guarantee fully and unconditionally the outstanding public debt of IR-International, IR-Global and IR-New Jersey. See Note 22 to the Consolidated Financial Statements for additional information.

Contractual Obligations

The following table summarizes our contractual cash obligations by required payment periods, in millions:

	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Short-term debt	$ 9.9	$ —	$ —	$ —	$ 9.9
Long-term debt	953.9 *	1,168.8	16.5	1,085.0	3,224.2
Interest payments on long-term debt	214.2	259.3	198.3	385.2	1,057.0
Purchase obligations	1,001.4	—	—	—	1,001.4
Operating leases	132.4	187.3	103.4	49.3	472.4
Total contractual cash obligations	$ 2,311.8	$ 1,615.4	$ 318.2	$ 1,519.5	$ 5,764.9

* Includes $343 million of debt redeemable at the option of the holder. The scheduled maturities of these bonds range between 2027 and 2028. See Note 9 to the Consolidated Financial Statements for additional information.

Future expected obligations under our pension and postretirement benefit plans, income taxes, environmental, asbestos-related, and product liability matters have not been included in the contractual cash obligations table above.

Pensions

At December 31, 2012, we had net obligations of $918.4 million, which consist of noncurrent pension assets of $5.1 million and current and non-current pension benefit liabilities of $923.5 million. It is our objective to contribute to the pension plans to ensure adequate funds are available in the plans to make benefit payments to plan participants and beneficiaries when required. We currently project that we will contribute approximately $102.5 million to our plans worldwide in 2013. Because the timing and amounts of long-term funding requirements for pension obligations are uncertain, they have been excluded from the preceding table. See Note 11 to the Consolidated Financial Statements for additional information.

Postretirement Benefits Other than Pensions

At December 31, 2012, we had postretirement benefit obligations of $851.4 million. We fund postretirement benefit costs principally on a pay-as-you-go basis as medical costs are incurred by covered retiree populations. Benefit payments, which are net of expected plan participant contributions and Medicare Part D subsidy, are expected to be approximately $69.3 million in 2013. Because the timing and amounts of long-term funding requirements for postretirement obligations are uncertain, they have been excluded from the preceding table. See Note 11 to the Consolidated Financial Statements for additional information.

Income Taxes

At December 31, 2012, we have total unrecognized tax benefits for uncertain tax positions of $533.7 million and $84.1 million of related accrued interest and penalties, net of tax. The liability has been excluded from the preceding table as we are unable to reasonably estimate the amount and period in which these liabilities might be paid. See Note 17 to the Consolidated Financial Statements for additional information regarding matters relating to income taxes, including unrecognized tax benefits and Internal Revenue Service (IRS) tax disputes.

Contingent Liabilities

We are involved in various litigations, claims and administrative proceedings, including those related to environmental, asbestos-related, and product liability matters. We believe that these liabilities are subject to the uncertainties inherent in estimating future costs for contingent liabilities, and will likely be resolved over an extended period of time. Because the timing and amounts of potential future cash flows are uncertain, they have been excluded from the preceding table. See Note 20 to the Consolidated Financial Statements for additional information.

See Note 9 and Note 20 to the Consolidated Financial Statements for additional information on matters affecting our liquidity.

Critical Accounting Policies

Management's Discussion and Analysis of Financial Condition and Results of Operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of financial statements in conformity with those accounting principles requires management to use judgment in making estimates and assumptions based on the relevant information available at the end of each period. These estimates and assumptions have a significant effect on reported amounts of assets and liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities because they result primarily from the need to make estimates and assumptions on matters that are inherently uncertain. Actual results may differ from estimates. If updated information or actual amounts are different from previous estimates, the revisions are included in our results for the period in which they become known.

The following is a summary of certain accounting estimates and assumptions made by management that we consider critical.

- Allowance for doubtful accounts – We have provided an allowance for doubtful accounts receivable which represents our best estimate of probable loss inherent in our accounts receivable portfolio. This estimate is based upon our policy, derived from our knowledge of our end markets, customer base and products.

- Goodwill and indefinite-lived intangible assets – We have significant goodwill and indefinite-lived intangible assets on our balance sheet related to acquisitions. Our goodwill and other indefinite-lived intangible assets are tested and reviewed annually during the fourth quarter for impairment or when there is a significant change in events or circumstances that indicate that the fair value of an asset is more likely than not less than the carrying amount of the asset.

  Recoverability of goodwill is measured at the reporting unit level and begins with a qualitative assessment to determine if it is more likely than not that the fair value of each reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test included in U.S. GAAP. For those reporting units where it is required, the first step compares the carrying amount of the reporting unit to its estimated fair value. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired and the second step of the impairment test is not necessary. To the extent that the carrying value of the reporting unit exceeds its estimated fair value, a second step is performed, wherein the reporting unit's carrying value of goodwill is compared to the implied fair value of goodwill. To the extent that the carrying value exceeds the implied fair value, impairment exists and must be recognized.

  As quoted market prices are not available for our reporting units, the calculation of their estimated fair value in step one is based on two valuation techniques, a discounted cash flow model (income approach) and a market adjusted multiple of earnings and revenues (market approach), with each method being equally weighted in the calculation. We believe an equal weighting of both approaches is appropriate. The income approach relies on the Company's estimates of future cash flows and explicitly addresses factors such as timing, growth and margins, with due consideration given to forecasting risk. The market approach reflects the market's expectations for future growth and risk, with adjustments to account for differences between the guideline publicly traded companies and the subject reporting units.

  In step 2, the implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. The estimated fair value of the reporting unit is allocated to all of the assets and liabilities of the reporting unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit, as determined in the first step of the goodwill impairment test, was the price paid to acquire that reporting unit.

  Recoverability of other intangible assets with indefinite useful lives is first assessed using a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. This assessment is used as a basis for determining whether it is necessary to calculate the fair value of an indefinite-lived intangible asset. For those indefinite-lived assets where it is required, a fair value is determined on a relief from royalty methodology (income approach) which is based on the implied royalty paid, at an appropriate discount rate, to license the use of an asset rather than owning the asset. The present value of the after-tax cost savings (i.e. royalty relief) indicates the estimated fair value of the asset. Any excess of the carrying value over the estimated fair value is recognized as an impairment loss equal to that excess.

  The determination of the estimated fair value and the implied fair value of goodwill and other indefinite-lived intangible assets requires us to make assumptions about estimated cash flows, including profit margins, long-term forecasts, discount rates and terminal growth rates. We developed these assumptions based on the market and geographic risks unique to each reporting unit.

  2012 Impairment Test
  For our annual impairment testing performed during the fourth quarter of 2012, we concluded it was necessary to calculate the fair value for each of the reporting units and indefinite-lived intangibles. Based on the results of these calculations, we determined that the fair value of the reporting units and indefinite-lived intangible assets exceeded their respective carrying values. The estimates of fair value are based on the best information available as of the date of the assessment, which primarily incorporates management assumptions about expected future cash flows.

Goodwill - Under the income approach, we assumed a forecasted cash flow period of five years with discount rates ranging from 10.0% to 15.5%, near term growth rates ranging from (3.5)% to 14.8% and terminal growth rates ranging from 2.5% to 4.0%. Under the market approach, we used an adjusted multiple ranging from 6.6 to 9.2 of projected earnings before interest, taxes, depreciation and amortization (EBITDA) and 0.8 to 1.8 of projected revenues based on the market information of comparable companies. Additionally, we compared the estimated aggregate fair value of our reporting units to our overall market capitalization.

For all reporting units except two, the excess of the estimated fair value over carrying value (expressed as a percentage of carrying value) was a minimum of 15%. The two reporting units with a percentage of carrying value less than 15%, reported within the Residential Solutions and Security Technologies segments, exceeded their carrying value by 14.4% and 2.5%, respectively. These reporting units have goodwill of approximately $599 million and $190 million, respectively.

For the specific Security Technologies reporting unit that exceeded its carrying value by less than 5%, we have provided below additional assumptions and a sensitivity analysis. Under the income approach we assumed a discount rate of 10%, near term growth rates ranging from (1.1)% to 5% and a terminal growth rate of 2.5%. Under the market approach, we assumed a weighted average multiple of 7.8 and 7.1 times projected 2012 and 2013 EBITDA, respectively, and a multiple of 0.8 times projected 2012 and 2013 revenue, based on industry market data. Holding other assumptions constant, a 1.0% increase in the discount rate would result in a $20 million decrease in the estimated fair value of the reporting unit, a 1.0% decrease in the long-term growth rate would result in a $15 million decrease in the estimated fair value of the reporting unit and a 5.0% decrease in the selected market multiples would result in a $15 million decrease in the estimated fair value of the reporting unit. Each of these scenarios individually would result in the reporting unit failing step 1.

Assessing the fair value of goodwill includes, among other things, making key assumptions for estimating future cash flows and appropriate market multiples. These assumptions are subject to a high degree of judgment and complexity. We make every effort to estimate future cash flows as accurately as possible with the information available at the time the forecast is developed. However, changes in assumptions and estimates may affect the estimated fair value of the reporting unit, and could result in impairment charges in future periods. Factors that have the potential to create variances in the estimated fair value of the reporting unit include but are not limited to the following:

- Decreases in estimated market sizes or market growth rates due to greater-than-expected declines in volumes, pricing pressures or disruptive technology;
- Declines in our market share and penetration assumptions due to increased competition or an inability to develop or launch new products;
- The impacts of the European sovereign debt crisis, including greater-than-expected declines in pricing, reductions in volumes, or fluctuations in foreign exchange rates;
- The level of success of on-going and future research and development efforts, including those related to recent acquisitions, and increases in the research and development costs necessary to obtain regulatory approvals and launch new products;
- Increase in the price or decrease in the availability of key commodities and the impact of higher energy prices;
- Increases in our market-participant risk-adjusted weighted-average cost of capital; and
- Changes in the structure of our business as a result of future reorganizations or divestitures of assets or businesses.

Other Indefinite-lived intangible assets - In testing our other indefinite-lived intangible assets for impairment, we assumed forecasted revenues for a period of five years with discount rates ranging from 12.0% to 12.5%, terminal growth rates ranging from 2.5% to 3.0%, and royalty rates ranging from 3.0% to 5.0%. The fair values of our Trane and American Standard tradenames exceeded their respective carrying amounts by less than 15%. The two tradenames exceeded their carrying value by 10.5% and 13.0%, respectively. The carrying values of these tradenames are approximately $2,497 million and $105 million, respectively, at December 31, 2012.

A significant increase in the discount rate, decrease in the long-term growth rate, decrease in the royalty rate or substantial reductions in our end markets and volume assumptions could have a negative impact on their estimated fair values of any of our tradenames.

2011 Impairment Test

As a result of the planned divestiture of Hussmann, we were required to test Goodwill remaining within the Climate Solutions segment for impairment in the first quarter of 2011. No impairment charge was required for the remaining Climate Solutions segment. Based on year to date operational results, and management turnover within the Residential HVAC reporting unit, we updated our fair value assessment of the reporting unit in the third quarter of 2011 and noted that the fair value of the reporting unit continued to exceed its carrying amount.

For our annual impairment testing performed during the fourth quarter of 2011, we determined that the fair value of the reporting units and indefinite-lived intangible assets exceeded their respective carrying values. The estimates of fair value are based on the best information available as of the date of the assessment, which primarily incorporates management assumptions about expected future cash flows.

Goodwill - Under the income approach, we assumed a forecasted cash flow period of five years with discount rates ranging from 12.0% to 17.0% and terminal growth rates ranging from 2.5% to 4.0%. Under the market approach, we used an adjusted multiple of earnings and revenues based on the market information of comparable companies. Additionally, we compared the estimated aggregate fair value of our reporting units to our overall market capitalization.

For all reporting units except two, the excess of the estimated fair value over carrying value (expressed as a percentage of carrying value) was a minimum of 15%. The two reporting units with a percentage of carrying value less than 15%, reported within the Residential Solutions and Security Technologies segments, exceeded their carrying value by 5.8% and 10.9%, respectively. These reporting units have goodwill of approximately $599 million and $198 million, respectively. A significant increase in the discount rate, decrease in the long-term growth rate, or substantial reductions in our end markets and volume assumptions could have a negative impact on the estimated fair value of these reporting units.

Other Indefinite-lived intangible assets - In testing our other indefinite-lived intangible assets for impairment, we assumed forecasted revenues for a period of five years with discount rates ranging from 12.5% to 14.5%, terminal growth rates ranging from 2.5% to 3.0%, and royalty rates ranging from 3.0% to 5.0%. The fair values of two of our tradenames exceeded their respective carrying amounts by less than 15%. The two tradenames, reported within the Climate Solutions and Residential Solutions segments, exceeded their carrying value by 7.3% and 11.6%. The carrying values of these tradenames are approximately $2,497 million and $105 million. A significant increase in the discount rate, decrease in the long-term growth rate, decrease in the royalty rate or substantial reductions in our end markets and volume assumptions could have a negative impact on their estimated fair values.

- Long-lived assets and finite-lived intangibles – Long-lived assets and finite-lived intangibles are reviewed for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable. Assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows can be generated. Impairment in the carrying value of an asset would be recognized whenever anticipated future undiscounted cash flows from an asset are less than its carrying value. The impairment is measured as the amount by which the carrying value exceeds the fair value of the asset as determined by an estimate of discounted cash flows. We believe that our use of estimates and assumptions are reasonable and comply with generally accepted accounting principles. Changes in business conditions could potentially require future adjustments to these valuations.
- Loss contingencies – Liabilities are recorded for various contingencies arising in the normal course of business, including litigation and administrative proceedings, environmental and asbestos matters and product liability, product warranty, worker's compensation and other claims. We have recorded reserves in the financial statements related to these matters, which are developed using input derived from actuarial estimates and historical and anticipated experience data depending on the nature of the reserve, and in certain instances with consultation of legal counsel, internal and external consultants and engineers. Subject to the uncertainties inherent in estimating future costs for these types of liabilities, we believe our estimated reserves are reasonable and do not believe the final determination of the liabilities with respect to these matters would have a material effect on our financial condition, results of operations, liquidity or cash flows for any year.
- Asbestos matters – Certain of our wholly-owned subsidiaries are named as defendants in asbestos-related lawsuits in state and federal courts. We record a liability for our actual and anticipated future claims as well as an asset for anticipated insurance settlements. Although we were neither a manufacturer nor producer of asbestos, some of our formerly manufactured components from third party suppliers utilized asbestos-related components. As a result, we record certain income and expenses associated with our asbestos liabilities and corresponding insurance recoveries within discontinued operations, net of tax, as they relate to previously divested businesses, except for amounts associated with Trane U.S. Inc.'s asbestos liabilities and corresponding insurance recoveries which are recorded within continuing operations. Refer to Note 20 to the Consolidated Financial Statements for further details of asbestos-related matters.
- Revenue recognition – Revenue is recognized and earned when all of the following criteria are satisfied: (a) persuasive evidence of a sales arrangement exists; (b) price is fixed or determinable; (c) collectability is reasonably assured; and (d) delivery has occurred or service has been rendered. Delivery generally occurs when the title and the risks and rewards of ownership have substantially transferred to the customer. Revenue from maintenance contracts or extended warranties is recognized on a straight-line basis over the life of the contract, unless another method is more representative of the costs

incurred. We enter into agreements that contain multiple elements, such as equipment, installation and service revenue. For multiple-element arrangements, the revenue relating to undelivered elements is deferred until delivery of the deferred elements. We recognize revenue for delivered elements when the delivered item has stand-alone value to the customer, customer acceptance has occurred, and there are only customary refund or return rights related to the delivered elements. Revenues from certain of our equipment and the related installation sold under construction-type contracts are recorded using the percentage-of-completion method in accordance with GAAP.

- Income taxes – Deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, applying enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. We recognize future tax benefits, such as net operating losses and non-U.S. tax credits, to the extent that realizing these benefits is considered in our judgment to be more likely than not. We regularly review the recoverability of our deferred tax assets considering our historic profitability, projected future taxable income, timing of the reversals of existing temporary differences and the feasibility of our tax planning strategies. Where appropriate, we record a valuation allowance with respect to a future tax benefit.

  The provision for income taxes involves a significant amount of management judgment regarding interpretation of relevant facts and laws in the jurisdictions in which we operate. Future changes in applicable laws, projected levels of taxable income, and tax planning could change the effective tax rate and tax balances recorded by us. In addition, tax authorities periodically review income tax returns filed by us and can raise issues regarding our filing positions, timing and amount of income or deductions, and the allocation of income among the jurisdictions in which we operate. A significant period of time may elapse between the filing of an income tax return and the ultimate resolution of an issue raised by a revenue authority with respect to that return. We believe that we have adequately provided for any reasonably foreseeable resolution of these matters. We will adjust our estimate if significant events so dictate. To the extent that the ultimate results differ from our original or adjusted estimates, the effect will be recorded in the provision for income taxes in the period that the matter is finally resolved.

- Employee benefit plans – We provide a range of benefits to eligible employees and retirees, including pensions, postretirement and postemployment benefits. Determining the cost associated with such benefits is dependent on various actuarial assumptions including discount rates, expected return on plan assets, compensation increases, employee mortality, turnover rates and healthcare cost trend rates. Actuarial valuations are performed to determine expense in accordance with GAAP. Actual results may differ from the actuarial assumptions and are generally accumulated and amortized into earnings over future periods. We review our actuarial assumptions at each measurement date and make modifications to the assumptions based on current rates and trends, if appropriate. The discount rate, the rate of compensation increase and the expected long-term rates of return on plan assets are determined as of each measurement date. A discount rate reflects a rate at which pension benefits could be effectively settled. Discount rates for all plans are established using hypothetical yield curves based on the yields of corporate bonds rated AA quality. Spot rates are developed from the yield curve and used to discount future benefit payments. The rate of compensation increase is dependent on expected future compensation levels. The expected long-term rate of return on plan assets reflects the average rate of returns expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation. The expected long-term rate of return on plan assets is based on what is achievable given the plan's investment policy, the types of assets held and the target asset allocation. The expected long-term rate of return is determined as of each measurement date. We believe that the assumptions utilized in recording our obligations under our plans are reasonable based on input from our actuaries, outside investment advisors and information as to assumptions used by plan sponsors.

  Changes in any of the assumptions can have an impact on the net periodic pension cost or postretirement benefit cost. Estimated sensitivities to the expected 2013 net periodic pension cost of a 0.25% rate decline in the two basic assumptions are as follows: the decline in the discount rate would increase expense by approximately $8.6 million and the decline in the estimated return on assets would increase expense by approximately $7.9 million. A 0.25% rate decrease in the discount rate for postretirement benefits would increase expected 2013 net periodic postretirement benefit cost by $0.7 million and a 1.0% increase in the healthcare cost trend rate would increase the cost by approximately $1.4 million.

Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements:

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS)." ASU 2011-04 represents converged guidance between GAAP and IFRS resulting in common requirements for measuring fair value and for disclosing information about fair value measurements. This new guidance is effective for fiscal years beginning after December 15, 2011 and subsequent interim periods. The requirements of ASU 2011-04 did not have a material impact on our Consolidated Financial Statements. The revised disclosure requirements are reflected in Note 12.

In June 2011, the FASB issued ASU 2011-05, "Presentation of Comprehensive Income." ASU 2011-05 requires us to present components of other comprehensive income and of net income in one continuous statement of comprehensive income, or in two separate, but consecutive statements. The option to report other comprehensive income within the statement of equity has been removed. This new presentation of comprehensive income is effective for fiscal years beginning after December 15, 2011 and subsequent interim periods. The revised presentation requirements are reflected in the Consolidated Statements of Comprehensive Income.

In December 2011, the FASB issued ASU 2011-12, "Deferral of the Effective Date for Amendments to the Presentation of Reclassification of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05." The revised amendments defer the presentation in the financial statements of reclassifications out of accumulated other comprehensive income for annual and interim financial statements. The deferral is effective for fiscal years beginning after December 15, 2011 and subsequent interim periods. The revised presentation requirements are reflected in the Consolidated Statements of Comprehensive Income.

In September 2011, the FASB issued ASU 2011-08, "Testing Goodwill for Impairment." This revised standard provides entities with the option to first use an assessment of qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If a conclusion is reached that reporting unit fair value is not more likely than not below carrying value, no further impairment testing is necessary. This revised guidance applies to fiscal years beginning after December 15, 2011, and the related interim and annual goodwill impairment tests. The requirements of ASU 2011-08 did not have an impact on our Consolidated Financial Statements.

In July 2012, the FASB issued ASU 2012-02, "Intangibles - Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment." This revised standard provides entities with the option to first use an assessment of qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount. If a conclusion is reached that the indefinite-lived intangible asset fair value is not more likely than not below carrying value, no further impairment testing is necessary. We elected to early adopt. The requirements of ASU 2012-02 did not have an impact on our Consolidated Financial Statements.

In December 2011, the FASB issued ASU 2011-11, "Disclosures about Offsetting Assets and Liabilities." ASU 2011-11 requires enhanced disclosures including both gross and net information about financial and derivative instruments eligible for offset or subject to an enforceable master netting arrangement or similar agreement. This new guidance is effective for annual reporting periods beginning on or after January 1, 2013 and subsequent interim periods. The requirements of ASU 2011-11 will not have an impact on our Consolidated Financial Statements.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to fluctuations in currency exchange rates, interest rates and commodity prices which could impact our results of operations and financial condition.

2012 Annual Report

Foreign Currency Exposures

We have operations throughout the world that manufacture and sell products in various international markets. As a result, we are exposed to movements in exchange rates of various currencies against the U.S. dollar as well as against other currencies throughout the world. We actively manage material currency exposures that are associated with purchases and sales and other assets and liabilities at the operating unit level. Those exposures that cannot be naturally offset to an insignificant amount are hedged with foreign currency derivatives. Derivative instruments utilized by us in our hedging activities are viewed as risk management tools, involve little complexity and are not used for trading or speculative purposes. To minimize the risk of counter party non-performance, derivative instrument agreements are made only through major financial institutions with significant experience in such derivative instruments.

We evaluate our exposure to changes in currency exchange rates on our foreign currency derivatives using a sensitivity analysis. The sensitivity analysis is a measurement of the potential loss in fair value based on a percentage change in exchange rates. Based on the firmly committed currency derivative instruments in place at December 31, 2012, a hypothetical change in fair value of those derivative instruments assuming a 10% adverse change in exchange rates would result in an unrealized loss of approximately $118.9 million, as compared with $110.9 million at December 31, 2011. These amounts, when realized, would be offset by changes in the fair value of the underlying transactions.

Commodity Price Exposures

We are exposed to volatility in the prices of commodities used in some of our products and we use fixed price contracts to manage this exposure. We do not have committed commodity derivative instruments in place at December 31, 2012.

Interest Rate Exposure

Our debt portfolio mainly consists of fixed-rate instruments, and therefore any fluctuation in market interest rates would not have a material effect on our results of operations.

Item 8. **FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**

(a) The following Consolidated Financial Statements and Financial Statement Schedules and the report thereon of PricewaterhouseCoopers LLP dated February 14, 2013, are presented following Item 15 of this Annual Report on Form 10-K.

Consolidated Financial Statements:
Report of independent registered public accounting firm
Consolidated Statements of comprehensive income for the years ended December 31, 2012, 2011 and 2010
Consolidated balance sheets at December 31, 2012 and 2011
For the years ended December 31, 2012, 2011 and 2010:
Consolidated statements of equity
Consolidated statements of cash flows
Notes to Consolidated Financial Statements

Financial Statement Schedule:
Schedule II – Valuation and Qualifying Accounts for the years ended December 31, 2012, 2011 and 2010:

(b) The unaudited selected quarterly financial data for the two years ended December 31, is as follows:

In millions, except per share amounts	**2012**			
	First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter**
Net revenues	$ 3,150.7	$ 3,821.3	$ 3,592.8	$ 3,470.2
Cost of goods sold	(2,249.4)	(2,644.0)	(2,454.4)	(2,410.5)
Operating income	212.0	477.9	447.8	367.5
Net earnings	102.2	372.9	327.0	241.8
Net earnings attributable to Ingersoll-Rand plc	95.6	365.8	321.6	235.6
Earnings per share attributable to Ingersoll-Rand plc ordinary shareholders:				
Basic	$ 0.32	$ 1.18	$ 1.05	$ 0.79
Diluted	$ 0.31	$ 1.16	$ 1.03	$ 0.78
	2011			
	First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter**
Net revenues	$ 3,273.8	$ 4,091.4	$ 3,910.1	$ 3,506.7
Cost of goods sold	(2,368.6)	(2,863.0)	(2,756.2)	(2,505.9)
Operating income	41.8	298.7	180.5	339.2
Net earnings	(71.5)	99.3	93.5	248.0
Net earnings attributable to Ingersoll-Rand plc	(77.6)	92.3	86.2	242.2
Earnings per share attributable to Ingersoll-Rand plc ordinary shareholders:				
Basic	$ (0.23)	$ 0.28	$ 0.26	$ 0.79
Diluted	$ (0.23)	$ 0.26	$ 0.25	$ 0.76

1. In the first, second, third and fourth quarters of 2011, Operating income includes a $186 million, $201 million, $265 million and ($5) million pre-tax charge (benefit), respectively, for Loss on sale/asset impairment related to the divestiture of the Hussmann Business and Branches.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

The Company's management, including its Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act)), as of the end of the period covered by this Annual Report on Form 10-K. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded as of December 31, 2012, that the Company's disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act has been recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and that such information has been accumulated and communicated to the Company's management including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

(b) Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined under Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer and effected by the Company's Board of Directors to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management has assessed the effectiveness of internal control over financial reporting as of December 31, 2012. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in Internal Control - Integrated Framework. Management concluded that based on its assessment, the Company's internal control over financial reporting was effective as of December 31, 2012.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

(c) Changes in Internal Control Over Financial Reporting

There were no changes in internal control over financial reporting (as defined by Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

(d) Remediation of Material Weakness

In the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2012, management identified a material weakness in our internal control over financial reporting with respect to internal controls over the accounting for deferred tax balances and related valuation allowances. Specifically, the Company's interim controls related to timely identification of and accounting for the impact of enacted tax law changes did not operate as designed. This resulted in a misstatement of a deferred tax asset related valuation allowance in the March 31, 2012 balance sheet and the provision for income taxes for the period ended March 31, 2012. An out-of-period adjustment was recorded in the three month period ended June 30, 2012 as described in Note 17 to the Consolidated Financial Statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

To remediate the material weakness described above, management implemented additional processes and controls during the quarter ended September 30, 2012, including expanded procedures to identify and assess tax law changes along with notifications and certifications, as part of the interim and annual close process and through the respective SEC filing date, to verify management's conclusions regarding the timing of enacted tax law changes.

Management has determined that the remediation actions discussed above were effectively designed and demonstrated effective operation for a sufficient period of time to enable the Company to conclude that the material weakness regarding its internal controls associated with the accounting for deferred tax balances and related valuation allowances has been remediated as of December 31, 2012.

Item 9B. **OTHER INFORMATION**

None.


2012 Annual Report

PART III

Item 10. **DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE**

The information regarding our executive officers is included in Part I under the caption "Executive Officers of Registrant."

The other information required by this item is incorporated herein by reference to the information contained under the headings "Item 1. Election of Directors", "Section 16(a) Beneficial Ownership Reporting Compliance" and "Corporate Governance" in our definitive proxy statement for the 2013 annual general meeting of shareholders ("2013 Proxy Statement").

Item 11. **EXECUTIVE COMPENSATION**

The other information required by this item is incorporated herein by reference to the information contained under the headings "Compensation Discussion and Analysis", "Executive Compensation" and "Compensation Committee Report" in our 2013 Proxy Statement.

Item 12. **SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS**

The other information required by this item is incorporated herein by reference to the information contained under the headings "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" of our 2013 Proxy Statement.

Item 13. **CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE**

The other information required by this item is incorporated herein by reference to the information contained under the headings "Corporate Governance" and "Certain Relationships and Related Person Transactions" of our 2013 Proxy Statement.

Item 14. **PRINCIPAL ACCOUNTANT FEES AND SERVICES**

The information required by this item is incorporated herein by reference to the information contained under the caption "Fees of the Independent Auditors" in our 2013 Proxy Statement.


2012 Annual Report

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. and 2. Financial statements and financial statement schedule
See Item 8.

3. Exhibits

The exhibits listed on the accompanying index to exhibits are filed as part of this Annual Report on Form 10-K.


2012 Annual Report

INGERSOLL-RAND PLC
INDEX TO EXHIBITS
(Item 15(a))

Description

Pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"), Ingersoll-Rand plc (the "Company") has filed certain agreements as exhibits to this Annual Report on Form 10-K. These agreements may contain representations and warranties by the parties. These representations and warranties have been made solely for the benefit of the other party or parties to such agreements and (i) may have been qualified by disclosures made to such other party or parties, (ii) were made only as of the date of such agreements or such other date(s) as may be specified in such agreements and are subject to more recent developments, which may not be fully reflected in our public disclosure, (iii) may reflect the allocation of risk among the parties to such agreements and (iv) may apply materiality standards different from what may be viewed as material to investors. Accordingly, these representations and warranties may not describe our actual state of affairs at the date hereof and should not be relied upon.

On July 1, 2009, Ingersoll-Rand Company Limited, a Bermuda company, completed a reorganization to change the jurisdiction of incorporation of the parent company from Bermuda to Ireland. As a result, Ingersoll-Rand plc replaced Ingersoll-Rand Company Limited as the ultimate parent company effective July 1, 2009. All references related to the Company prior to July 1, 2009 relate to Ingersoll-Rand Company Limited.

(a) Exhibits

Exhibit No.	Description	Method of Filing
2.1	Asset and Stock Purchase Agreement, dated as of July 29, 2007, among Ingersoll-Rand Company Limited, on behalf of itself and certain of its subsidiaries, and Doosan Infracore Co., Ltd. and Doosan Engine Co., Ltd., on behalf of themselves and certain of their subsidiaries	Incorporated by reference to Exhibit 2.1 to the Company's Form 8-K (File No. 001-16831) filed with the SEC on July 31, 2007.
2.2	Separation and Distribution Agreement, dated as of July 16, 2007, by and between Trane Inc. (formerly American Standard Companies Inc.) and WABCO Holdings Inc.	Incorporated by reference to Exhibit 2.1 to Trane Inc.'s Form 8-K (File No. 001-11415) filed with the SEC on July 20, 2007.
3.1	Memorandum of Association of Ingersoll-Rand plc	Incorporated by reference to Exhibit 3.1 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 1, 2009.
3.2	Articles of Association of Ingersoll-Rand plc	Incorporated by reference to Exhibit 3.2 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 1, 2009.
3.3	Certificate of Incorporation of Ingersoll-Rand plc	Incorporated by reference to Exhibit 3.3 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 1, 2009.
	The Company and its subsidiaries are parties to several long-term debt instruments under which, in each case, the total amount of securities authorized does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis.	Pursuant to paragraph 4 (iii)(A) of Item 601 (b) of Regulation S-K, the Company agrees to furnish a copy of such instruments to the Securities and Exchange Commission upon request.


2012 Annual Report

Exhibit No.	Description	Method of Filing
4.1	Indenture, dated as of August 12, 2008, among the Company, Ingersoll-Rand Global Holding Company Limited and Wells Fargo Bank, N.A., as Trustee (replacing the Indenture originally filed as Exhibit 4.1 to the Company's Form 10-Q (File No. 001-16831) for the period ended September 30, 2008 as filed with the SEC on 11/07/2008)	Incorporated by reference to Exhibit 4.4 to the Company's Form 10-K for the fiscal year ended 2008 (File No. 001-16831) filed with the SEC on March 2, 2009.
4.2	First Supplemental Indenture, dated as of August 15, 2008, among the Company, Ingersoll-Rand Global Holding Company Limited and Wells Fargo Bank, N.A., as trustee, to that certain Indenture, dated as of August 12, 2008, among the Company, Ingersoll-Rand Global Holding Company Limited and Wells Fargo Bank, N.A., as trustee	Incorporated by reference to Exhibit 1.1 to the Company's Form 8-K (File No. 001-16831) filed with the SEC on August 18, 2008.
4.3	Second Supplemental Indenture, dated as of April 3, 2009, among the Company, Ingersoll-Rand Global Holding Company Limited and Wells Fargo Bank, N.A., as trustee, to that certain Indenture, dated as of August 12, 2008, among the Company, Ingersoll-Rand Global Holding Company Limited and Wells Fargo Bank, N.A., as trustee	Incorporated by reference to Exhibit 4.1 to the Company's Form 8-K (File No. 001-16831) filed with the SEC on April 6, 2009.
4.4	Third Supplemental Indenture, dated as of April 6, 2009, among the Company, Ingersoll-Rand Global Holding Company Limited and Wells Fargo Bank, N.A., as trustee, to that certain Indenture, dated as of August 12, 2008, among the Company, Ingersoll-Rand Global Holding Company Limited and Wells Fargo Bank, N.A., as trustee	Incorporated by reference to Exhibit 4.2 to the Company's Form 8-K (File No. 001-16831) filed with the SEC on April 6, 2009.
4.5	Fourth Supplemental Indenture, dated as of June 29, 2009, among Ingersoll-Rand Global Holding Company Limited, a Bermuda exempted company, Ingersoll-Rand Company Limited, a Bermuda exempted company, Ingersoll-Rand International Holding Limited, a Bermuda exempted company, Ingersoll-Rand plc, an Irish public limited company, and Wells Fargo Bank, N.A., as Trustee, to the Indenture dated as of August 12, 2008	Incorporated by reference to Exhibit 4.1 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 1, 2009.

Exhibit No.	Description	Method of Filing
4.6	Fifth Supplemental Indenture, dated as of June 29, 2009, among Ingersoll-Rand Company, a New Jersey corporation, Ingersoll-Rand plc, an Irish public limited company, Ingersoll-Rand International Holding Limited, a Bermuda exempted company, and The Bank of New York Mellon, as Trustee, to the Indenture dated as of August 1, 1986	Incorporated by reference to Exhibit 4.3 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 1, 2009.
4.7	Indenture, dated as of May 24. 2005, among Ingersoll-Rand Company Limited, Ingersoll-Rand Company and Wells Fargo Bank, N.A., as trustee	Incorporated by reference to Exhibit 10.2 to the Company's 8-K (File No. 001-16831) filed with the SEC on May 27, 2005.
4.8	First Supplemental Indenture, dated as of June 29, 2009, among Ingersoll-Rand Company Limited, a Bermuda exempted company, Ingersoll-Rand Company, a New Jersey corporation, Ingersoll-Rand International Holding Limited, a Bermuda exempted company, Ingersoll-Rand plc, an Irish public limited company, and Wells Fargo Bank, N.A., as Trustee, to the Indenture dated as of May 24, 2005	Incorporated by reference to Exhibit 4.2 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 1, 2009.
4.9	Indenture, dated as of April 1, 2005, among the American Standard Inc., Trane Inc. (formerly American Standard Companies Inc.), American Standard International Inc. and The Bank of New York Trust Company, N.A., as trustee	Incorporated by reference to Exhibit 4.1 to Trane, Inc.'s 8-K (File No. 001-11415) filed with the SEC on April 1, 2005.
4.10	Form of Ordinary Share Certificate of Ingersoll-Rand plc	Incorporated by reference to Exhibit 4.6 to the Company's Form S-3 (File No. 333-161334) filed with the SEC on August 13, 2009.
10.1	Form of IR Stock Option Grant Agreement (December 2012)	Filed herewith.
10.2	Form of IR Restricted Stock Unit Grant Agreement (December 2012)	Filed herewith.
10.3	Form of IR Performance Stock Unit Grant Agreement (December 2012)	Filed herewith.


2012 Annual Report

Exhibit No.	Description	Method of Filing
10.4	Credit Agreement dated as of May 26, 2010 among the Company, Ingersoll-Rand Global Holding Company Limited, Ingersoll-Rand Company Limited, Ingersoll-Rand International Holding Limited, J.P. Morgan Chase Bank, N.A., as Administrative Agent, Citibank, N.A., as Syndication Agent, Bank of America, N.A., BNP Paribas, Deutsche Bank Securities Inc., Goldman Sachs Bank US and Morgan Stanley MUFG Loan Partners, LLC, as Documentation Agents, and J.P. Morgan Securities Inc. and Citigroup Global Markets Inc., as joint lead arrangers and joint bookrunners; and certain lending institutions from time to time parties thereto	Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on June 2, 2010.
10.5	Credit Agreement dated as of May 20, 2011 among the Company; Ingersoll-Rand Global Holding Company Limited; J.P. Morgan Chase Bank, N.A., as Administrative Agent, Citibank, N.A., as Syndication Agent, Bank of America, N.A., BNP Paribas, Deutsche Bank Securities Inc., Goldman Sachs Bank USA and Morgan Stanley MUFG Loan Parties, LLC , as Documentation Agents, and J.P. Morgan Securities Inc. and Citigroup Global Markets Inc., as joint lead arrangers and joint bookrunners; and certain lending institutions from time to time parties thereto	Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on May 24, 2011.
10.6	Issuing and Paying Agency Agreement by and among Ingersoll-Rand Global Holding Company Limited, Ingersoll-Rand plc, Ingersoll-Rand Company Limited, Ingersoll-Rand International Holding Limited and JPMorgan Chase Bank, National Association, dated as of July 1, 2009	Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 6, 2009.
10.7	Amended and Restated Commercial Paper Dealer Agreement among Ingersoll-Rand Global Holding Company Limited, Ingersoll-Rand Company Limited, Ingersoll-Rand plc, Ingersoll-Rand International Holding Limited and J.P. Morgan Securities Inc., dated as of July 1, 2009	Incorporated by reference to Exhibit 10.2 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 6, 2009.

Exhibit No.	Description	Method of Filing
10.8	Amended and Restated Commercial Paper Dealer Agreement among Ingersoll-Rand Global Holding Company Limited, Ingersoll-Rand Company Limited, Ingersoll-Rand plc, Ingersoll-Rand International Holding Limited and Banc of America Securities LLC, dated as of July 1, 2009	Incorporated by reference to Exhibit 10.3 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 6, 2009.
10.9	Amended and Restated Commercial Paper Dealer Agreement among Ingersoll-Rand Global Holding Company Limited, Ingersoll-Rand Company Limited, Ingersoll-Rand plc, Ingersoll-Rand International Holding Limited and Citigroup Global Markets Inc., dated as of July 1, 2009	Incorporated by reference to Exhibit 10.4 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 6, 2009.
10.10	Amended and Restated Commercial Paper Dealer Agreement among Ingersoll-Rand Global Holding Company Limited, Ingersoll-Rand Company Limited, Ingersoll-Rand plc, Ingersoll-Rand International Holding Limited and Deutsche Bank Securities Inc., dated as of July 1, 2009	Incorporated by reference to Exhibit 10.5 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 6, 2009.
10.11	Deed Poll Indemnity of Ingersoll-Rand plc, an Irish public limited company, as to the directors, secretary and officers and senior executives of Ingersoll-Rand plc and the directors and officers of Ingersoll-Rand plc's subsidiaries	Incorporated by reference to Exhibit 10.5 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 1, 2009.
10.12	Deed Poll Indemnity of Ingersoll-Rand Company Limited, a Bermuda company, as to the directors, secretary and officers and senior executives of Ingersoll-Rand plc and the directors and officers of Ingersoll-Rand plc's subsidiaries	Incorporated by reference to Exhibit 10.6 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 1, 2009.
10.13	Tax Sharing Agreement, dated as of July 16, 2007, by and among American Standard Companies Inc. and certain of its subsidiaries and WABCO Holdings Inc. and certain of its subsidiaries	Incorporated by reference to Exhibit 10.1 to Trane Inc.'s Form 8-K (File No. 001-11415) filed with the SEC on July 20, 2007.
10.14	Ingersoll-Rand plc Incentive Stock Plan of 2007 (amended and restated as of December 1, 2010)	Incorporated by reference to Exhibit 10.18 to the Company's Form 10-K for the fiscal year ended 2010 (File No. 001-34400) filed with the SEC on February 22, 2011.
10.15	Ingersoll-Rand plc Incentive Stock Plan of 1998 (amended and restated as of July 1, 2009)	Incorporated by reference to Exhibit 10.8 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 1, 2009.


2012 Annual Report

Exhibit No.	Description	Method of Filing
10.16	Ingersoll-Rand Company Incentive Stock Plan of 1995 (amended and restated effective July 1, 2009)	Incorporated by reference to Exhibit 10.7 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 1, 2009.
10.17	IR Executive Deferred Compensation Plan (as amended and restated effective July 1, 2009)	Incorporated by reference to Exhibit 10.9 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 1, 2009.
10.18	IR Executive Deferred Compensation Plan II (as amended and restated effective July 1, 2009)	Incorporated by reference to Exhibit 10.10 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 1, 2009.
10.19	First Amendment to IR Executive Deferred Compensation Plan II (dated December 22, 2009)	Incorporated by reference to Exhibit 10.19 to the Company's Form 10-K for the fiscal year ended 2011 (File No. 001-16831) filed with the SEC on February 21, 2012.
10.20	Second Amendment to IR Executive Deferred Compensation Plan II (dated December 23, 2010)	Incorporated by reference to Exhibit 10.20 to the Company's Form 10-K for the fiscal year ended 2011 (File No. 001-16831) filed with the SEC on February 21, 2012.
10.21	IR-plc Director Deferred Compensation and Stock Award Plan (as amended and restated effective July 1, 2009)	Incorporated by reference to Exhibit 10.11 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 1, 2009.
10.22	IR-plc Director Deferred Compensation and Stock Award Plan II (as amended and restated effective July 1, 2009)	Incorporated by reference to Exhibit 10.12 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 1, 2009.
10.23	Ingersoll-Rand Company Supplemental Employee Savings Plan (amended and restated effective October 1, 2012)	Filed herewith.
10.24	Ingersoll-Rand Company Supplemental Employee Savings Plan II (effective January 1, 2005 and amended and restated through October 1, 2012)	Filed herewith.
10.25	Trane Inc. 2002 Omnibus Incentive Plan (restated to include all amendments through July 1, 2009)	Incorporated by reference to Exhibit 10.17 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 1, 2009.
10.26	Trane Inc. Deferred Compensation Plan (as amended and restated as of July 1, 2009, except where otherwise stated)	Incorporated by reference to Exhibit 10.19 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 1, 2009.
10.27	Trane Inc. Supplemental Savings Plan (restated to include all amendments through July 1, 2009)	Incorporated by reference to Exhibit 10.20 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 1, 2009.

Exhibit No.	Description	Method of Filing
10.28	First Amendment to Trane Inc. Supplemental Savings Plan (January 1, 2010)	Incorporated by reference to Exhibit 10.31 to the Company's Form 10-K for the fiscal year ended 2011 (File No. 001-16831) filed with the SEC on February 21, 2012.
10.29	Ingersoll-Rand Company Supplemental Pension Plan (Amended and Restated Effective January 1, 2005)	Incorporated by reference to Exhibit 10.28 to the Company's Form 10-K for the fiscal year ended 2008 (File No. 001-16831) filed with the SEC on March 2, 2009.
10.30	First Amendment to the Ingersoll-Rand Company Supplemental Pension Plan, dated as of July 1, 2009	Incorporated by reference to Exhibit 10.21 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 1, 2009.
10.31	Ingersoll-Rand Company Supplemental Pension Plan II (Effective January 1, 2005 and Amended and Restated effective October 1, 2012)	Filed herewith.
10.32	Ingersoll-Rand Company Elected Officers Supplemental Plan II (Effective January 1, 2005 and Amended and Restated effective October 1, 2012)	Filed herewith.
10.33	Senior Executive Performance Plan	Incorporated by reference to Exhibit 10.39 to the Company's Form 10-K for the fiscal year ended 2011 (File No. 001-16831) filed with the SEC on February 21, 2012.
10.34	Description of Annual Incentive Matrix Program	Incorporated by reference to Exhibit 10.40 to the Company's Form 10-K for the fiscal year ended 2011 (File No. 001-16831) filed with the SEC on February 21, 2012.
10.35	Form of Tier 1 Change in Control Agreement (Officers before May 19, 2009)	Incorporated by reference to Exhibit 99.1 to the Company's Form 8-K (File No. 001-16831) filed with the SEC on December 4, 2006.
10.36	Form of Tier 2 Change in Control Agreement (Officers before May 19, 2009)	Incorporated by reference to Exhibit 99.2 to the Company's Form 8-K (File No. 001-16831) filed with the SEC on December 4, 2006.
10.37	Form of Tier 1 Change in Control Agreement (New Officers on or after May 19, 2009)	Incorporated by reference to Exhibit 10.32 to the Company's Form 10-Q for the period ended June 30, 2009 (File No. 001-34400) filed with the SEC on August 6, 2009.

Exhibit No.	Description	Method of Filing
10.38	Form of Tier 2 Change in Control Agreement (New Officers on or after May 19, 2009)	Incorporated by reference to Exhibit 10.33 to the Company's Form 10-Q for the period ended June 30, 2009 (File No. 001-34400) filed with the SEC on August 6, 2009.
10.39	Severance Plan	Filed herewith.
10.40	Steven R. Shawley Offer Letter, dated June 5, 2008	Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K (File No. 001-16831) filed with the SEC on June 10, 2008.
10.41	Addendum to Steven R. Shawley Offer Letter, dated August 7, 2008	Incorporated by reference to Exhibit 10.9 to the Company's Form 10-Q for the period ended June 30, 2008 (File No. 001-16831) filed with the SEC on August 8, 2008.
10.42	Didier Teirlinck Offer Letter, dated June 5, 2008	Incorporated by reference to Exhibit 10.4 to the Company's Form 8-K (File No. 001-16831) filed with the SEC on June 10, 2008.
10.43	Addendum to Didier Teirlinck Offer Letter, dated July 17, 2008	Incorporated by reference to Exhibit 10.13 to the Company's Form 10-Q for the period ended June 30, 2008 (File No. 001-16831) filed with the SEC on August 8, 2008.
10.44	Michael W. Lamach Letter, dated December 24, 2003	Incorporated by reference to Exhibit 10.35 to the Company's Form 10-K for the fiscal year ended 2003 (File No. 001-16831) filed with the SEC on February 27, 2004.
10.45	Michael W. Lamach Letter, dated June 4, 2008	Incorporated by reference to Exhibit 10.2 to the Company's Form 8-K (File No. 001-16831) filed with the SEC on June 10, 2008.
10.46	Michael W. Lamach Letter, dated February 4, 2009	Incorporated by reference to Exhibit 10.43 to the Company's Form 10-K for the fiscal year ended 2008 (File No. 001-16831) filed with the SEC on March 2, 2009.
10.47	Michael W. Lamach Letter, dated February 3, 2010	Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on February 5, 2010.
10.48	Michael W. Lamach Letter, dated December 23, 2012	Filed herewith.

Exhibit No.	Description	Method of Filing
10.49	Robert Zafari Letter and Addendum, dated August 25, 2010	Incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the period ended September 30, 2010 (File No. 001-34400) filed with the SEC on November 1, 2010.
10.50	Robert L. Katz Letter, dated September 28, 2010	Incorporated by reference to Exhibit 10.65 to the Company's Form 10-K for the fiscal year ended 2010 (File No. 001-34400) filed with the SEC on February 22, 2011.
10.51	Robert L. Katz Letter, dated December 20, 2012	Filed herewith.
10.52	Employment Agreement with Marcia J. Avedon, Senior Vice President, dated January 8, 2007	Incorporated by reference to Exhibit 10.45 to the Company's Form 10-K for the fiscal year ended December 31, 2006 (File No. 001-16831) filed with the SEC on March 1, 2007.
10.53	Marcia J. Avedon Letter, dated December 20, 2012	Filed herewith.
12	Computations of Ratios of Earnings to Fixed Charges	Filed herewith.
21	List of Subsidiaries of Ingersoll-Rand plc	Filed herewith.
23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith.
31.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
31.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
32	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Furnished herewith.

Exhibit No.	Description	Method of Filing
101	The following materials from the Company's Annual Report on Form 10-K for the year ended December 31, 2012, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Statement of Comprehensive Income, (ii) the Consolidated Balance Sheet, (iii) the Consolidated Statement of Equity, (iv) the Consolidated Statement of Cash Flows, and (v) Notes to Consolidated Financial Statements.	Furnished herewith.


2012 Annual Report

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INGERSOLL-RAND PLC
(Registrant)

By: /s/ Michael W. Lamach
Michael W. Lamach
Chief Executive Officer

Date: February 14, 2013

Pursuant to the requirement of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Michael W. Lamach (Michael W. Lamach)	Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)	February 14, 2013
/s/ Steven R. Shawley (Steven R. Shawley)	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	February 14, 2013
/s/ Richard J. Weller (Richard J. Weller)	Vice President and Controller (Principal Accounting Officer)	February 14, 2013
/s/ Ann C. Berzin (Ann C. Berzin)	Director	February 14, 2013
/s/ John Bruton (John Bruton)	Director	February 14, 2013
/s/ Jared L. Cohon (Jared L. Cohon)	Director	February 14, 2013
/s/ Gary D. Forsee (Gary D. Forsee)	Director	February 14, 2013
/s/ Peter C. Godsoe (Peter C. Godsoe)	Director	February 14, 2013
/s/ Edward E. Hagenlocker (Edward E. Hagenlocker)	Director	February 14, 2013
/s/ Constance J. Horner (Constance J. Horner)	Director	February 14, 2013
/s/ Theodore E. Martin (Theodore E. Martin)	Director	February 14, 2013
/s/ Nelson Peltz (Nelson Peltz)	Director	February 14, 2013
/s/ John P. Surma (John P. Surma)	Director	February 14, 2013
/s/ Richard J. Swift (Richard J. Swift)	Director	February 14, 2013
/s/ Tony L. White (Tony L. White)	Director	February 14, 2013


2012 Annual Report

INGERSOLL-RAND PLC
Index to Consolidated Financial Statements

2012 Annual Report

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Ingersoll-Rand plc:

In our opinion, the Consolidated Financial Statements listed in the accompanying index present fairly, in all material respects, the financial position of Ingersoll-Rand plc and its subsidiaries (the "Company") at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related Consolidated Financial Statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control over Financial Reporting." Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Charlotte, North Carolina
February 14, 2013

Ingersoll-Rand plc

Consolidated Statements of Comprehensive Income

In millions, except per share amounts

For the years ended December 31,	2012	2011	2010
Net revenues	$ 14,034.9	$ 14,782.0	$ 14,001.1
Cost of goods sold	(9,758.2)	(10,493.6)	(10,059.9)
Selling and administrative expenses	(2,776.0)	(2,781.2)	(2,679.8)
Gain (loss) on sale/asset impairment	4.5	(646.9)	—
Operating income	1,505.2	860.3	1,261.4
Interest expense	(253.5)	(280.0)	(283.2)
Other, net	25.0	33.0	32.5
Earnings before income taxes	1,276.7	613.3	1,010.7
Provision for income taxes	(227.0)	(187.2)	(228.1)
Earnings from continuing operations	1,049.7	426.1	782.6
Discontinued operations, net of tax	(5.7)	(56.8)	(117.5)
Net earnings	1,044.0	369.3	665.1
Less: Net earnings attributable to noncontrolling interests	(25.4)	(26.1)	(22.9)
Net earnings attributable to Ingersoll-Rand plc	$ 1,018.6	$ 343.2	$ 642.2
Amounts attributable to Ingersoll-Rand plc ordinary shareholders:			
Continuing operations	$ 1,024.3	$ 400.0	$ 759.7
Discontinued operations	(5.7)	(56.8)	(117.5)
Net earnings	$ 1,018.6	$ 343.2	$ 642.2
Earnings (loss) per share attributable to Ingersoll-Rand plc ordinary shareholders:			
Basic:			
Continuing operations	$ 3.37	$ 1.23	$ 2.34
Discontinued operations	(0.02)	(0.17)	(0.36)
Net earnings	$ 3.35	$ 1.06	$ 1.98
Diluted:			
Continuing operations	$ 3.30	$ 1.18	$ 2.24
Discontinued operations	(0.02)	(0.17)	(0.35)
Net earnings	$ 3.28	$ 1.01	$ 1.89

Ingersoll-Rand plc
Consolidated Statements of Comprehensive Income (continued)
In millions, except per share amounts

For the years ended December 31,	2012	2011	2010
Net earnings	$ 1,044.0	$ 369.3	$ 665.1
Other comprehensive income (loss)			
Currency translation	85.5	(158.1)	1.8
Cash flow hedges and marketable securities			
Unrealized net gains (losses) arising during period	(0.7)	(1.4)	5.6
Net (gains) losses reclassified into earnings	2.8	2.8	3.2
Tax (expense) benefit	1.0	(0.5)	(0.9)
Total cash flow hedges and marketable securities, net of tax	3.1	0.9	7.9
Pension and OPEB adjustments:			
Prior service gains (costs) for the period	58.8	1.3	0.8
Net actuarial gains (losses) for the period	(185.0)	(283.0)	22.1
Amortization reclassified into earnings	62.7	54.8	71.4
Settlements/curtailments reclassified to earnings	4.9	95.9	4.0
Currency translation and other	(9.6)	(0.7)	12.0
Tax (expense) benefit	(0.2)	59.7	(11.5)
Total pension and OPEB adjustments, net of tax	(68.4)	(72.0)	98.8
Other comprehensive income (loss), net of tax	20.2	(229.2)	108.5
Total comprehensive income (loss), net of tax	$ 1,064.2	$ 140.1	$ 773.6
Less: Total comprehensive (income) loss attributable to noncontrolling interests	(13.0)	(25.5)	(22.1)
Total comprehensive income (loss) attributable to Ingersoll-Rand plc	$ 1,051.2	$ 114.6	$ 751.5

See accompanying notes to consolidated financial statements.

2012 Annual Report

Ingersoll-Rand plc
Consolidated Balance Sheets
In millions, except share amounts

December 31,	2012	2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 882.1	$ 1,160.7
Accounts and notes receivable, net	2,157.5	2,135.6
Inventories	1,308.8	1,278.3
Deferred taxes and current tax receivable	309.6	349.9
Other current assets	284.7	354.7
Total current assets	4,942.7	5,279.2
Property, plant and equipment, net	1,652.6	1,639.4
Goodwill	6,138.9	6,104.0
Intangible assets, net	4,200.9	4,333.6
Other noncurrent assets	1,557.8	1,487.9
Total assets	$ 18,492.9	$ 18,844.1
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 1,230.2	$ 1,224.2
Accrued compensation and benefits	506.8	527.7
Accrued expenses and other current liabilities	1,460.6	1,610.4
Short-term borrowings and current maturities of long-term debt	963.7	763.3
Total current liabilities	4,161.3	4,125.6
Long-term debt	2,269.3	2,879.3
Postemployment and other benefit liabilities	1,823.2	1,709.9
Deferred and noncurrent income taxes	1,592.8	1,619.1
Other noncurrent liabilities	1,417.0	1,494.5
Total liabilities	11,263.6	11,828.4
Temporary Equity	—	3.3
Equity:		
Ingersoll-Rand plc shareholders' equity		
Ordinary shares, $1 par value (295,605,736 and 297,140,982 shares issued at December 31, 2012 and 2011, respectively, and net of 22,562 and 23,985 shares owned by subsidiary at December 31, 2012 and 2011, respectively)	295.6	297.1
Capital in excess of par value	1,014.5	1,633.0
Retained earnings	6,358.7	5,547.8
Accumulated other comprehensive income (loss)	(521.0)	(553.6)
Total Ingersoll-Rand plc shareholders' equity	7,147.8	6,924.3
Noncontrolling interest	81.5	88.1
Total equity	7,229.3	7,012.4
Total liabilities and equity	$ 18,492.9	$ 18,844.1

See accompanying notes to consolidated financial statements.

Ingersoll-Rand plc
Consolidated Statements of Equity

In millions, except per share amounts	Total equity	Ingersoll-Rand plc shareholders' equity: Ordinary Shares Amount	Ordinary Shares Shares	Capital in excess of par value	Retained earnings	Accumulated other comprehensive income (loss)	Noncontrolling Interest
Balance at December 31, 2009	7,175.7	320.6	320.6	2,347.6	4,837.9	(434.3)	103.9
Net earnings	665.1	—	—	—	642.2	—	22.9
Other comprehensive income (loss)	108.5	—	—	—	—	109.3	(0.8)
Shares issued under incentive stock plans	149.4	7.6	7.6	141.8	—	—	—
Accretion of Exchangeable Senior Notes from Temporary Equity	13.3	—	—	13.3	—	—	—
Share-based compensation	73.5	—	—	73.5	—	—	—
Acquisition/divestiture of noncontrolling interest	(8.4)	—	—	(4.5)	—	—	(3.9)
Dividends declared to noncontrolling interest	(20.2)	—	—	—	—	—	(20.2)
Cash dividends, declared and paid ($0.28 per share)	(90.7)	—	—	—	(90.7)	—	—
Other	(7.1)	—	—	—	—	—	(7.1)
Balance at December 31, 2010	8,059.1	328.2	328.2	2,571.7	5,389.4	(325.0)	94.8
Net earnings	369.3	—	—	—	343.2	—	26.1
Other comprehensive income (loss)	(229.2)	—	—	—	—	(228.6)	(0.6)
Shares issued under incentive stock plans	133.6	5.2	5.2	128.4	—	—	—
Repurchase of ordinary shares	(1,157.5)	(36.3)	(36.3)	(1,121.2)	—	—	—
Accretion of Exchangeable Senior Notes from Temporary Equity	13.3	—	—	13.3	—	—	—
Share-based compensation	42.6	—	—	42.6	—	—	—
Acquisition/divestiture of noncontrolling interest	(2.4)	—	—	(1.3)	—	—	(1.1)
Dividends declared to noncontrolling interest	(30.1)	—	—	—	—	—	(30.1)
Cash dividends declared ($0.59 per share)	(184.7)	—	—	—	(184.7)	—	—
Other	(1.6)	—	—	(0.5)	(0.1)	—	(1.0)
Balance at December 31, 2011	$ 7,012.4	$ 297.1	297.1	$ 1,633.0	$ 5,547.8	$ (553.6)	$ 88.1
Net earnings	1,044.0	—	—	—	1,018.6	—	25.4
Other comprehensive income (loss)	20.2	—	—	—	—	32.6	(12.4)
Shares issued under incentive stock plans	172.5	6.1	6.1	166.4	—	—	—
Settlement of Exchangeable Senior Notes	(4.7)	10.8	10.8	(15.5)	—	—	—
Repurchase of ordinary shares	(839.8)	(18.4)	(18.4)	(821.4)	—	—	—
Accretion of Exchangeable Senior Notes from Temporary Equity	3.3	—	—	3.3	—	—	—
Share-based compensation	49.8	—	—	49.8	—	—	—
Acquisition/divestiture of noncontrolling interest	(1.5)	—	—	(1.1)	—	—	(0.4)
Dividends declared to noncontrolling interest	(19.2)	—	—	—	—	—	(19.2)
Cash dividends declared ($0.69 per share)	(207.7)	—	—	—	(207.7)	—	—
Balance at December 31, 2012	$ 7,229.3	$ 295.6	295.6	$ 1,014.5	$ 6,358.7	$ (521.0)	$ 81.5

See accompanying notes to consolidated financial statements.

Ingersoll-Rand plc
Consolidated Statements of Cash Flows
In millions

For the years ended December 31,	2012	2011	2010
Cash flows from operating activities:			
Net earnings	$ 1,044.0	$ 369.3	$ 665.1
(Income) loss from discontinued operations, net of tax	5.7	56.8	117.5
Adjustments to arrive at net cash provided by (used in) operating activities:			
(Gain) loss on sale/asset impairment	(4.5)	646.9	—
Depreciation and amortization	375.5	402.7	436.8
Stock settled share-based compensation	49.8	42.6	73.5
(Gain) loss on sale of property, plant and equipment	(1.2)	(22.6)	4.6
Equity earnings, net of dividends	7.6	5.4	0.8
Deferred income taxes	73.9	(74.6)	82.6
Other items	122.7	15.6	101.2
Changes in other assets and liabilities			
(Increase) decrease in:			
Accounts and notes receivable	(35.2)	8.1	(238.9)
Inventories	(29.5)	(14.3)	(213.0)
Other current and noncurrent assets	(61.6)	(55.0)	159.8
Increase (decrease) in:			
Accounts payable	(2.5)	(29.0)	246.9
Other current and noncurrent liabilities	(267.0)	(121.7)	(680.5)
Net cash (used in) provided by continuing operating activities	1,277.7	1,230.2	756.4
Net cash (used in) provided by discontinued operating activities	(96.8)	(43.4)	(61.0)
Net cash provided by (used in) operating activities	1,180.9	1,186.8	695.4
Cash flows from investing activities:			
Capital expenditures	(262.6)	(242.9)	(179.5)
Acquisition of businesses, net of cash acquired	—	(1.9)	(14.0)
Proceeds from sale of property, plant and equipment	19.2	52.0	14.5
Proceeds from business dispositions, net of cash sold	52.7	400.3	—
Dividends received from equity investments	44.3	—	—
Net cash (used in) provided by continuing investing activities	(146.4)	207.5	(179.0)
Net cash (used in) provided by discontinued investing activities	—	—	0.4
Net cash provided by (used in) investing activities	(146.4)	207.5	(178.6)

Ingersoll-Rand plc
Consolidated Statements of Cash Flows - (Continued)
In millions

For the years ended December 31,	2012	2011	2010
Cash flows from financing activities:			
Commercial paper program, net	—	—	—
Other short-term borrowings, net	5.5	35.5	33.1
Proceeds from long-term debt	—	3.6	62.9
Payments of long-term debt	(420.3)	(93.1)	(524.8)
Net proceeds (repayments) in debt	(414.8)	(54.0)	(428.8)
Debt issuance costs	(2.5)	(2.3)	(5.5)
Excess tax benefit from share-based compensation	19.6	24.6	4.2
Dividends paid to ordinary shareholders	(192.4)	(137.3)	(90.7)
Dividends paid to noncontrolling interests	(20.7)	(26.2)	(20.2)
Acquisition/divestiture of noncontrolling interest	(1.5)	(1.3)	(8.0)
Proceeds from shares issued under incentive plans	152.9	109.0	145.3
Repurchase of ordinary shares	(839.8)	(1,157.5)	—
Other, net	(4.7)	(1.4)	—
Net cash (used in) provided by continuing financing activities	(1,303.9)	(1,246.4)	(403.7)
Effect of exchange rate changes on cash and cash equivalents	(9.2)	(1.5)	24.5
Net increase (decrease) in cash and cash equivalents	(278.6)	146.4	137.6
Cash and cash equivalents – beginning of period	1,160.7	1,014.3	876.7
Cash and cash equivalents – end of period	$ 882.1	$ 1,160.7	$ 1,014.3
Cash paid during the year for:			
Interest, net of amounts capitalized	$ 224.9	$ 232.5	$ 225.7
Income taxes, net of refunds	$ 251.3	$ 189.7	$ 117.4

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF COMPANY

Ingersoll-Rand plc (IR-Ireland), an Irish public limited company, and its consolidated subsidiaries (collectively, we, our, the Company) is a diversified, global company that provides products, services and solutions to enhance the quality and comfort of air in homes and buildings, transport and protect food and perishables, secure homes and commercial properties, and increase industrial productivity and efficiency. Our business segments consist of Climate Solutions, Residential Solutions, Industrial Technologies and Security Technologies, each with strong brands and leading positions within their respective markets. We generate revenue and cash primarily through the design, manufacture, sale and service of a diverse portfolio of industrial and commercial products that include well-recognized, premium brand names such as Club Car®, Ingersoll-Rand®, Schlage®, Thermo King® and Trane®.

NOTE 2 – PROPOSED SPIN-OFF TRANSACTION

In December 2012, the Company's Board of Directors announced a plan to spin off the commercial and residential security businesses (the New Security Company). The separation will result in two standalone companies: Ingersoll Rand; and the New Security Company, a leading global provider of electronic and mechanical security products and services, delivering comprehensive solutions to commercial and residential customers. This new company's portfolio of brands will include Schlage, LCN®, Von Duprin®, Interflex®, CISA®, Briton®, Bricard®, BOCOM® Systems, Dexter®, Kryptonite®, Falcon® and Fusion® Hardware Group.

The completion of the spin-off is subject to certain customary conditions, including receipt of regulatory approvals, receipt of a ruling from the U.S. Internal Revenue Service as to the tax-free nature of the spin-off, as well as certain other matters relating to the spin-off, receipt of legal opinions, execution of intercompany agreements, effectiveness of appropriate filings with the U.S. Securities and Exchange Commission, and final approval of the transactions contemplated by the spin-off, as may be required under Irish law. There can be no assurance that any separation transaction will ultimately occur, or, if one does occur, its terms or timing.

Upon completion of the spin-off, IR-Ireland will cease to have any ownership interest in the New Security Company, and the New Security Company will become an independent publicly traded company. The New Security Company is anticipated to be an Irish public limited company (plc).

The disclosures within these Consolidated Financial Statements do not take into account the proposed spin-off of the commercial and residential security businesses.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies used in the preparation of the accompanying consolidated financial statements follows:

Basis of Presentation: The accompanying Consolidated Financial Statements reflect the consolidated operations of the Company and have been prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP) as defined by the Financial Accounting Standards Board (FASB) within the FASB Accounting Standards Codification (ASC).

The Consolidated Financial Statements include all majority-owned subsidiaries of the Company. A noncontrolling interest in a subsidiary is considered an ownership interest in a majority-owned subsidiary that is not attributable to the parent. The Company includes Noncontrolling interest as a component of Total equity in the Consolidated Balance Sheet and the Net earnings attributable to noncontrolling interests are presented as an adjustment from Net earnings used to arrive at Net earnings attributable to Ingersoll-Rand plc in the Consolidated Statement of Comprehensive Income.

Partially-owned equity affiliates represent 20-50% ownership interests in investments where we demonstrate significant influence, but do not have a controlling financial interest. Partially-owned equity affiliates are accounted for under the equity method. The Company is also required to consolidate variable interest entities in which it bears a majority of the risk to the entities' potential losses or stands to gain from a majority of the entities' expected returns. Intercompany accounts and transactions have been eliminated. The assets, liabilities, results of operations and cash flows of all discontinued operations have been separately reported as discontinued operations and held for sale for all periods presented.

During 2012, the company received a $44.3 million dividend from the equity investment in Hussmann Parent. The receipt of this dividend is classified in investing activities within the Consolidated Statement of Cash Flows due to the cumulative negative equity earnings to date from Hussmann Parent.

Certain changes in classification of amounts reported in prior years have been made to conform to the 2012 classification. The Company reclassified 2011 deferred tax balances to conform to the 2012 classification. This reclassification resulted in an $89.8 million increase to current and non-current deferred tax assets and an $89.8 million increase to current and non-current deferred tax liabilities for the year ended December 31, 2011. For the year ended December 31, 2011, the Company also reclassified $44.4 million of cash provided by investing activities from discontinued to continuing investing activities as it reflects the final settlement of proceeds related to a previously divested business.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Estimates are based on several factors including the facts and circumstances available at the time the estimates are made, historical experience, risk of loss, general economic conditions and trends, and the assessment of the probable future outcome. Some of the more significant estimates include accounting for doubtful accounts, useful lives of property, plant and equipment and intangible assets, purchase price allocations of acquired businesses, valuation of assets including goodwill and other intangible assets, product warranties, sales allowances, pension plans, postretirement benefits other than pensions, taxes, environmental costs, product liability, asbestos matters and other contingencies. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the statement of operations in the period that they are determined.

Currency Translation: Assets and liabilities of non-U.S. subsidiaries, where the functional currency is not the U.S. dollar, have been translated at year-end exchange rates, and income and expense accounts have been translated using average exchange rates throughout the year. Adjustments resulting from the process of translating an entity's financial statements into the U.S. dollar have been recorded in the Equity section of the Consolidated Balance Sheet within Accumulated other comprehensive income (loss). Transactions that are denominated in a currency other than an entity's functional currency are subject to changes in exchange rates with the resulting gains and losses recorded within Net earnings.

Cash and Cash Equivalents: Cash and cash equivalents include cash on hand, demand deposits and all highly liquid investments with original maturities at the time of purchase of three months or less.

Marketable Securities: The Company has classified its marketable securities as available-for-sale in accordance with GAAP. Available-for-sale marketable securities are accounted for at fair value, with the unrealized gain or loss, less applicable deferred income taxes, recorded within Accumulated other comprehensive income (loss). If any of the Company's marketable securities experience other than temporary declines in value as defined by GAAP, a loss is recorded in the Consolidated Statement of Comprehensive Income.

Inventories: Depending on the business, U.S. inventories are stated at the lower of cost or market using the last-in, first-out (LIFO) method or the lower of cost or market using the first-in, first-out (FIFO) method. Non-U.S. inventories are primarily stated at the lower of cost or market using the FIFO method. At December 31, 2012 and 2011, approximately 54% and 53%, respectively, of all inventory utilized the LIFO method.

Allowance for Doubtful Accounts: The Company has provided an allowance for doubtful accounts reserve which represents the best estimate of probable loss inherent in the Company's account receivables portfolio. This estimate is based upon Company policy, derived from knowledge of its end markets, customer base and products. The Company reserved $29.2 million and $27.1 million for doubtful accounts as of December 31, 2012 and 2011, respectively.

Property, Plant and Equipment: Property, plant and equipment are stated at cost, less accumulated depreciation. Assets placed in service are recorded at cost and depreciated using the straight-line method over the estimated useful life of the asset except for leasehold improvements, which are depreciated over the shorter of their economic useful life or their lease term. The range of useful lives used to depreciate property, plant and equipment is as follows:

Buildings	10	to	50	years
Machinery and equipment	2	to	12	years
Software	2	to	7	years

Repair and maintenance costs that do not extend the useful life of the asset are charged against earnings as incurred. Major replacements and significant improvements that increase asset values and extend useful lives are capitalized.

The Company assesses the recoverability of the carrying value of its property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount of an asset to the future net undiscounted cash flows expected to be generated by the asset. If the undiscounted cash flows are less than the carrying amount of the asset, an impairment loss is recognized for the amount by which the carrying value of the asset exceeds the fair value of the assets.

Goodwill and Intangible Assets: The Company records as goodwill the excess of the purchase price over the fair value of the net assets acquired. Once the final valuation has been performed for each acquisition, adjustments may be recorded.

In accordance with GAAP, goodwill and other indefinite-lived intangible assets are tested and reviewed annually for impairment during the fourth quarter or whenever there is a significant change in events or circumstances that indicate that the fair value of the asset is more likely than not less than the carrying amount of the asset.

Recoverability of goodwill is measured at the reporting unit level and begins with a qualitative assessment to determine if it is more likely than not that the fair value of each reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test included in U.S. GAAP. For those reporting units where it is required, the first step compares the carrying amount of the reporting unit to its estimated fair value. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired and the second step of the impairment test is not necessary. To the extent that the carrying value of the reporting unit exceeds its estimated fair value, a second step is performed, wherein the reporting unit's carrying value of goodwill is compared to the implied fair value of goodwill. To the extent that the carrying value exceeds the implied fair value, impairment exists and must be recognized.

The calculation of estimated fair value is based on two valuation techniques, a discounted cash flow model (income approach) and a market adjusted multiple of earnings and revenues (market approach), with each method being equally weighted in the calculation. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. The estimated fair value of the reporting unit is allocated to all of the assets and liabilities of the reporting unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit, as determined in the first step of the goodwill impairment test, was the price paid to acquire that reporting unit.

Recoverability of other intangible assets with indefinite useful lives (i.e. Tradenames) is first assessed using a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. This assessment is used as a basis for determining whether it is necessary to calculate the fair value of an indefinite-lived intangible asset. For those indefinite-lived assets where it is required, a fair value is determined on a relief from royalty methodology (income approach) which is based on the implied royalty paid, at an appropriate discount rate, to license the use of an asset rather than owning the asset. The present value of the after-tax cost savings (i.e. royalty relief) indicates the estimated fair value of the asset. Any excess of the carrying value over the estimated fair value is recognized as an impairment loss equal to that excess.

Intangible assets such as patents, customer-related intangible assets and other intangible assets with finite useful lives are amortized on a straight-line basis over their estimated economic lives. The weighted-average useful lives approximate the following:

Customer relationships	20 years
Trademarks	25 years
Completed technology/patents	10 years
Other	20 years

Recoverability of intangible assets with finite useful lives is assessed in the same manner as property, plant and equipment as described above.

Income Taxes: Deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, applying enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. The Company recognizes future tax benefits, such as net operating losses and non-U.S. tax credits, to the extent that realizing these benefits is considered in its judgment to be more likely than not. The Company regularly reviews the recoverability of its deferred tax assets considering its historic profitability, projected future taxable income, timing of the reversals of existing temporary differences and the feasibility of its tax planning strategies. Where appropriate, the Company records a valuation allowance with respect to a future tax benefit.

Product Warranties: Standard product warranty accruals are recorded at the time of sale and are estimated based upon product warranty terms and historical experience. The Company assesses the adequacy of its liabilities and will make adjustments as necessary based on known or anticipated warranty claims, or as new information becomes available.

The Company's extended warranty liability represents the deferred revenue associated with its extended warranty contracts and is amortized into Revenue on a straight-line basis over the life of the contract, unless another method is more representative of the costs incurred. The Company assesses the adequacy of its liability by evaluating the expected costs under its existing contracts to ensure these expected costs do not exceed the extended warranty liability.

Treasury Stock: The Company, through one of its consolidated subsidiaries, has repurchased its common shares from time to time in the open market and in privately negotiated transactions as authorized by the Board of Directors. These repurchases are based upon current market conditions and the discretion of management. Amounts are recorded at cost and included within the Equity section of the Consolidated Balance Sheet.

Revenue Recognition: Revenue is recognized and earned when all of the following criteria are satisfied: (a) persuasive evidence of a sales arrangement exists; (b) price is fixed or determinable; (c) collectability is reasonably assured; and (d) delivery has occurred or service has been rendered. Delivery generally occurs when the title and the risks and rewards of ownership have substantially transferred to the customer. Revenue from maintenance contracts or extended warranties is recognized on a straight-line basis over the life of the contract, unless another method is more representative of the costs incurred. The Company enters into agreements that contain multiple elements, such as equipment, installation and service revenue. For multiple-element arrangements, the revenue relating to undelivered elements is deferred until delivery of the deferred elements. The Company recognizes revenue for delivered elements when the delivered item has stand-alone value to the customer, customer acceptance has occurred, and only customary refund or return rights exist related to the delivered elements. Revenues from certain of our equipment and the related installation sold under construction-type contracts are recorded using the percentage-of-completion method in accordance with GAAP.

Environmental Costs: The Company is subject to laws and regulations relating to protecting the environment. Environmental expenditures relating to current operations are expensed or capitalized as appropriate. Expenditures relating to existing conditions caused by past operations, which do not contribute to current or future revenues, are expensed. Liabilities for remediation costs are recorded when they are probable and can be reasonably estimated, generally no later than the completion of feasibility studies or the Company's commitment to a plan of action. The assessment of this liability, which is calculated based on existing technology, does not reflect any offset for possible recoveries from insurance companies, and is not discounted. Refer to Note 20 for further details of environmental matters.

Asbestos Matters: Certain wholly-owned subsidiaries of the Company are named as defendants in asbestos-related lawsuits in state and federal courts. The Company records a liability for its actual and anticipated future claims as well as an asset for anticipated insurance settlements. Although the Company was neither a manufacturer nor producer of asbestos, some of its formerly manufactured components from third party suppliers utilized asbestos-related components. As a result, amounts related to asbestos are recorded within Discontinued operations, net of tax, except for amounts related to Trane U.S. Inc. asbestos liabilities, which are recorded in Earnings from continuing operations. Refer to Note 20 for further details of asbestos-related matters.

Research and Development Costs: The Company conducts research and development activities for the purpose of developing and improving new products and services. These expenditures are expensed when incurred. For the years ended December 31, 2012, 2011 and 2010, these expenditures amounted to approximately $273.6 million, $257.3 million and $244.0 million, respectively.

Software Costs: The Company capitalizes certain qualified internal-use software costs during the application development stage and subsequently amortizes those costs over the software's useful life, which ranges from 2 to 7 years. Refer to Note 6 for further details on software.

Employee Benefit Plans: The Company provides a range of benefits, including pensions, postretirement and postemployment benefits to eligible current and former employees. Determining the cost associated with such benefits is dependent on various actuarial assumptions, including discount rates, expected return on plan assets, compensation increases, employee mortality, turnover rates, and healthcare cost trend rates. Actuaries perform the required calculations to determine expense in accordance with GAAP. Actual results may differ from the actuarial assumptions and are generally accumulated into Accumulated other comprehensive income (loss) and amortized into Net earnings over future periods. The Company reviews its actuarial assumptions at each measurement date and makes modifications to the assumptions based on current rates and trends, if appropriate. Refer to Note 11 for further details on employee benefit plans.

Loss Contingencies: Liabilities are recorded for various contingencies arising in the normal course of business, including litigation and administrative proceedings, environmental matters, product liability, product warranty, worker's compensation and other claims. The Company has recorded reserves in the financial statements related to these matters, which are developed using input derived from actuarial estimates and historical and anticipated experience data depending on the nature of the reserve, and in certain instances with consultation of legal counsel, internal and external consultants and engineers. Subject to the uncertainties inherent in estimating future costs for these types of liabilities, the Company believes its estimated reserves are reasonable and does not believe the final determination of the liabilities with respect to these matters would have a material effect on the financial condition, results of operations, liquidity or cash flows of the Company for any year. Refer to Note 20 for further details on loss contingencies.

Derivative Instruments: The Company periodically enters into cash flow and other derivative transactions to specifically hedge exposure to various risks related to interest rates and currency rates. The Company recognizes all derivatives on the Consolidated Balance Sheet at their fair value as either assets or liabilities. For cash flow designated hedges, the effective portion of the changes in fair value of the derivative contract are recorded in Accumulated other comprehensive income (loss), net of taxes, and are recognized in Net earnings at the time earnings are affected by the hedged transaction. For other derivative transactions, the changes in the fair value of the derivative contract are immediately recognized in Net earnings. Refer to Note 10 for further details on derivative instruments.

Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements:

In May 2011, the FASB issued Accounting Standards Update (ASU) 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS)." ASU 2011-04 represents converged guidance between GAAP and IFRS resulting in common requirements for measuring fair value and for disclosing information about fair value measurements. This new guidance is effective for fiscal years beginning after December 15, 2011 and subsequent interim periods. The requirements of ASU 2011-04 did not have a material impact on the Company's Consolidated Financial Statements. The revised disclosure requirements are reflected in Note 12.

In June 2011, the FASB issued ASU 2011-05, "Presentation of Comprehensive Income." ASU 2011-05 requires the Company to present components of other comprehensive income and of net income in one continuous statement of comprehensive income, or in two separate, but consecutive statements. The option to report other comprehensive income within the statement of equity has been removed. This new presentation of comprehensive income is effective for fiscal years beginning after December 15, 2011 and subsequent interim periods. The revised presentation requirements are reflected in the Consolidated Statements of Comprehensive Income.

In December 2011, the FASB issued ASU 2011-12, "Deferral of the Effective Date for Amendments to the Presentation of Reclassification of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05." The revised amendments defer the presentation in the financial statements of reclassifications out of accumulated other comprehensive income for annual and interim financial statements. The deferral is effective for fiscal years beginning after December 15, 2011 and subsequent interim periods. The revised presentation requirements are reflected in the Consolidated Statements of Comprehensive Income.

In September 2011, the FASB issued ASU 2011-08, "Testing Goodwill for Impairment." This revised standard provides entities with the option to first use an assessment of qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If a conclusion is reached that reporting unit fair value is not more likely than not below carrying value, no further impairment testing is necessary. This revised guidance applies to fiscal years beginning after December 15, 2011, and the related interim and annual goodwill impairment tests. The requirements of ASU 2011-08 did not have an impact on the Company's Consolidated Financial Statements.

In July 2012, the FASB issued ASU 2012-02, "Intangibles - Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment." This revised standard provides entities with the option to first use an assessment of qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount. If a conclusion is reached that the indefinite-lived intangible asset fair value is not more likely than not below carrying value, no further impairment testing is necessary. The Company elected to early adopt. The requirements of ASU 2012-02 did not have an impact on the Company's Consolidated Financial Statements.

In December 2011, the FASB issued ASU 2011-11, "Disclosures about Offsetting Assets and Liabilities." ASU 2011-11 requires enhanced disclosures including both gross and net information about financial and derivative instruments eligible for offset or subject to an enforceable master netting arrangement or similar agreement. This new guidance is effective for annual reporting periods beginning on or after January 1, 2013 and subsequent interim periods. The requirements of ASU 2011-11 will not have an impact on the Consolidated Financial Statements.

NOTE 4 – MARKETABLE SECURITIES

At December 31, Long-term marketable securities included within Other noncurrent assets in the Consolidated Balance Sheets were as follows:

	2012			2011		
In millions	Amortized cost or cost	Unrealized gains	Fair value	Amortized cost or cost	Unrealized gains	Fair value
Equity securities	$ 5.5	$ 11.2	$ 16.7	$ 5.7	$ 4.7	$ 10.4

NOTE 5 – INVENTORIES

At December 31, the major classes of inventory were as follows:

In millions	2012	2011
Raw materials	$ 501.9	$ 478.7
Work-in-process	109.6	114.4
Finished goods	800.2	787.9
	1,411.7	1,381.0
LIFO reserve	(102.9)	(102.7)
Total	$ 1,308.8	$ 1,278.3

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT

At December 31, the major classes of property, plant and equipment were as follows:

In millions	2012	2011
Land	$ 83.6	$ 86.5
Buildings	714.7	693.4
Machinery and equipment	1,900.9	1,784.9
Software	615.0	538.0
	3,314.2	3,102.8
Accumulated depreciation	(1,661.6)	(1,463.4)
Total	$ 1,652.6	$ 1,639.4

Depreciation expense for the years ended December 31, 2012, 2011 and 2010 was $238.8 million, $236.2 million and $261.8 million, which include amounts for software amortization of $57.4 million, $53.6 million and $53.1 million, respectively.

NOTE 7 – GOODWILL

The changes in the carrying amount of Goodwill are as follows:

In millions	Climate Solutions	Residential Solutions	Industrial Technologies	Security Technologies	Total
December 31, 2010 (gross)	$ 5,380.7	$ 2,326.4	$ 368.1	$ 914.0	$ 8,989.2
Acquisitions and adjustments *	(6.9)	(7.4)	(0.3)	2.9	(11.7)
Currency translation	(31.0)	—	(1.0)	(1.5)	(33.5)
December 31, 2011 (gross)	5,342.8	2,319.0	366.8	915.4	8,944.0
Acquisitions and adjustments *	(2.7)	(1.9)	—	—	(4.6)
Currency translation	30.5	—	1.9	7.1	39.5
December 31, 2012 (gross)	5,370.6	2,317.1	368.7	922.5	8,978.9
Accumulated impairment **	(839.8)	(1,656.2)	—	(344.0)	(2,840.0)
Goodwill (net)	$ 4,530.8	$ 660.9	$ 368.7	$ 578.5	$ 6,138.9

* During 2012 and 2011, the Company recorded certain purchase accounting adjustments within the Climate Solutions sector of $2.9 million and $7.9 million, respectively, and the Residential Solutions sector of $1.9 million and $7.4 million, respectively.
** Accumulated impairment relates to a charge of $2,840.0 million recorded in the fourth quarter of 2008 as a result of the Company's annual impairment testing.

The Company records as goodwill the excess of the purchase price over the fair value of the net assets acquired. Once the final valuation has been performed for each acquisition, adjustments may be recorded.

In accordance with the Company's goodwill impairment testing policy outlined in Note 3, the Company performed its annual impairment test on goodwill in the fourth quarter of each 2012, 2011, and 2010. In each year, the Company determined that the fair values of all identified reporting units exceeded their respective carrying values. Therefore, no impairment charges were recorded during 2012, 2011, and 2010.

NOTE 8 – INTANGIBLE ASSETS

The following table sets forth the gross amount and related accumulated amortization of the Company's intangible assets at December 31:

	2012			2011		
In millions	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Completed technologies/patents	$ 203.2	$ (134.4)	$ 68.8	$ 207.1	$ (112.6)	$ 94.5
Customer relationships	1,966.8	(523.6)	1,443.2	1,958.5	(412.5)	1,546.0
Trademarks (finite-lived)	98.0	(32.1)	65.9	96.1	(27.6)	68.5
Other	71.4	(59.4)	12.0	69.7	(56.1)	13.6
Total finite-lived intangible assets	2,339.4	$ (749.5)	1,589.9	2,331.4	$ (608.8)	1,722.6
Trademarks (indefinite-lived)	2,611.0		2,611.0	2,611.0		2,611.0
Total	$ 4,950.4		$ 4,200.9	$ 4,942.4		$ 4,333.6

The Company amortizes intangible assets with finite useful lives on a straight-line basis over their estimated economic lives in accordance with GAAP. Indefinite-lived intangible assets are not subject to amortization, but instead, are tested for impairment at least annually (more frequently if certain indicators are present).

Intangible asset amortization expense for 2012, 2011 and 2010 was $139.6 million, $144.6 million and $153.2 million, respectively. Future estimated amortization expense on existing intangible assets in each of the next five years amounts to approximately $129 million for 2013, $128 million for 2014, $127 million for 2015, $110 million for 2016, and $110 million for 2017.

In accordance with the Company's indefinite-lived intangible asset impairment testing policy outlined in Note 3, the Company performed its annual impairment test in the fourth quarter of each 2012, 2011 and 2010. In each year, the Company determined the fair value of all indefinite-lived intangible assets to exceed their respective carrying values. Therefore, no impairment charges were recorded during 2012, 2011 and 2010.

NOTE 9 – DEBT AND CREDIT FACILITIES

At December 31, short-term borrowings and current maturities of long-term debt consisted of the following:

In millions	2012	2011
Debentures with put feature	$ 343.0	$ 343.6
Exchangeable Senior Notes	—	341.2
6.000% Senior notes due 2013	600.0	—
Other current maturities of long-term debt	10.8	12.5
Other short-term borrowings	9.9	66.0
Total	$ 963.7	$ 763.3

The weighted-average interest rate for total short-term borrowings and current maturities of long-term debt at December 31, 2012 and 2011 was 6.2% and 5.4%, respectively.

At December 31, long-term debt excluding current maturities consisted of:

In millions	2012	2011
6.000% Senior notes due 2013	$ —	$ 599.9
9.500% Senior notes due 2014	655.0	655.0
5.50% Senior notes due 2015	196.4	194.7
4.75% Senior notes due 2015	299.7	299.6
6.875% Senior notes due 2018	749.4	749.3
9.00% Debentures due 2021	125.0	125.0
7.20% Debentures due 2013-2025	90.0	97.5
6.48% Debentures due 2025	149.7	149.7
Other loans and notes, at end-of-year average interest rates of 1.00% in 2012 and 2.87% in 2011, maturing in various amounts to 2019	4.1	8.6
Total	$ 2,269.3	$ 2,879.3

At December 31, 2012, long-term debt retirements are as follows:

In millions	
2013	$ 953.8
2014	660.4
2015	508.0
2016	8.8
2017	7.7
Thereafter	1,084.4
Total	$ 3,223.1

Commercial Paper Program

The maximum aggregate amount of unsecured commercial paper notes available to be issued, on a private placement basis, under the commercial paper program is $2 billion as of December 31, 2012. Under the commercial paper program, Ingersoll-Rand Global Holding Company Limited (IR-Global), may issue notes from time to time, and the proceeds of the financing will be used for general corporate purposes. Each of IR-Ireland, Ingersoll-Rand Company Limited (IR-Limited), and Ingersoll-Rand International Holding Limited (IR-International) has provided an irrevocable and unconditional guarantee for the notes issued under the commercial paper program. The Company had no commercial paper outstanding at December 31, 2012 and December 31, 2011.

Debentures with Put Feature

At December 31, 2012 and December 31, 2011, the Company had outstanding $343.0 million and 343.6 million, respectively, of fixed rate debentures which only require early repayment at the option of the holder. These debentures contain a put feature that the holders may exercise on each anniversary of the issuance date. If exercised, the Company is obligated to repay in whole or in part, at the holder's option, the outstanding principal amount (plus accrued and unpaid interest) of the debentures held by the holder. If these options are not exercised, the final maturity dates would range between 2027 and 2028.

On February 15, 2012, holders of these debentures had the option to exercise the put feature on $37.2 million of the outstanding debentures. No holder chose to exercise the put feature at that date. On October 15, 2012, holders of these debentures had the option to exercise the put feature on $306.4 million of the outstanding debentures. Holders chose to exercise the put feature on $0.6 million of the outstanding debentures at that date, and were paid in November 2012.

Exchangeable Senior Notes Due 2012

In April 2009, the Company issued $345 million of 4.5% Exchangeable Senior Notes (the Notes) through its wholly-owned subsidiary, IR-Global. The Notes were fully and unconditionally guaranteed by each of IR-Ireland, IR-Limited, and IR-International. Holders had the option to exchange their Notes for the Company's ordinary shares through April 12, 2012.

The Company accounted for the Notes in accordance with GAAP, which required the Company to allocate the proceeds between debt and equity at the issuance date, in a manner that reflected the Company's nonconvertible debt borrowing rate. At issuance, the Company allocated approximately $305 million of the gross proceeds to debt, with the remaining discount of approximately $40 million (approximately $39 million after allocated fees) recorded within Equity. The Company amortized the discount into Interest expense over the three-year term. As the Notes were exchangeable at the holders' option through April 12, 2012, the remaining equity portion of the Notes at December 31, 2011 was classified as Temporary equity to reflect the amount that could result in cash settlement at the balance sheet date.

The Company settled all remaining outstanding Notes during 2012. As a result, the Company paid $357 million in cash and issued 10.8 million ordinary shares to settle the principal, interest and equity portion of the Notes.

Other Debt

On May 26, 2010, the Company entered into a 3-year, $1.0 billion revolving credit facility through its wholly-owned subsidiary, IR-Global. On March 15, 2012, this credit facility was refinanced with a 5-year, $1.0 billion revolving credit facility maturing on March 15, 2017. The Company also has a 4-year, $1.0 billion revolving credit facility maturing on May 20, 2015, through its wholly-owned subsidiary, IR-Global. Each of IR-Ireland, IR-Limited and IR-International has provided an irrevocable and unconditional guarantee for these credit facilities. The total committed revolving credit facilities of $2.0 billion are unused and provide support for the Company's commercial paper program as well as for other general corporate purposes.

In addition, other available non-U.S. lines of credit were $933.3 million, of which $705.4 million was unused at December 31, 2012. These lines provide support for bank guarantees, letters of credit and other general corporate purposes.

Guarantees

Subsequent to the Ireland Reorganization, IR-Ireland and IR-Limited guarantees fully and unconditionally the outstanding public debt of IR-International, IR-Global and IR-New Jersey.

NOTE 10 – FINANCIAL INSTRUMENTS

In the normal course of business, the Company may use various financial instruments, including derivative instruments, to manage the risks associated with interest rate and currency rate exposures. These financial instruments are not used for trading or speculative purposes.

On the date a derivative contract is entered into, the Company designates the derivative instrument as a cash flow hedge of a forecasted transaction, a cash flow hedge of a recognized asset or liability, or as an undesignated derivative. The Company formally documents its hedge relationships, including identification of the derivative instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transaction. This process includes linking derivative instruments that are designated as hedges to specific assets, liabilities or forecasted transactions.

The fair market value of derivative instruments is determined through market-based valuations and may not be representative of the actual gains or losses that will be recorded when these instruments mature due to future fluctuations in the markets in which they are traded.

The Company assesses at inception and at least quarterly thereafter, whether the derivatives used in cash flow hedging transactions are highly effective in offsetting the changes in the cash flows of the hedged item. To the extent the derivative is deemed to be a highly effective hedge, the fair market value changes of the instrument are recorded to Accumulated other comprehensive income (AOCI).

Any ineffective portion of a derivative instrument's change in fair value is recorded in Net earnings in the period of change. If the hedging relationship ceases to be highly effective, or it becomes probable that a forecasted transaction is no longer expected to occur, the hedging relationship will be undesignated and any future gains and losses on the derivative instrument will be recorded in Net earnings.

Currency Hedging Instruments

The notional amount of the Company's currency derivatives were $1,656.7 million and $1,818.5 million at December 31, 2012 and 2011, respectively. At December 31, 2012 and 2011, a loss of $4.0 million and a gain of $2.3 million, net of tax, respectively, was included in AOCI related to the fair value of the Company's currency derivatives designated as accounting hedges. The amount expected to be reclassified into Net earnings over the next twelve months is a loss of $4.0 million. The actual amounts that will be reclassified to Net earnings may vary from this amount as a result of changes in market conditions. Gains and losses associated with the Company's currency derivatives not designated as hedges are recorded in Net earnings as changes in fair value occur. At December 31, 2012, the maximum term of the Company's currency derivatives was approximately 12 months.

Other Derivative Instruments

During the third quarter of 2008, the Company entered into interest rate locks for the forecasted issuance of approximately $1.4 billion of Senior Notes due in 2013 and 2018. These interest rate locks met the criteria to be accounted for as cash flow hedges of a forecasted transaction. Consequently, the changes in fair value of the interest rate locks were recognized in AOCI. No further gain or loss will be recognized in AOCI related to these interest rate locks as the contracts were effectively terminated upon issuance of the underlying debt. However, the amount of AOCI associated with these interest rate locks at the time of termination will be recognized into Interest expense over the term of the notes. At December 31, 2012 and 2011, $7.2 million and $9.0 million, respectively, of losses remained in AOCI related to these interest rate locks. The amount expected to be reclassified into Interest expense over the next twelve months is $1.6 million.

In March 2005, the Company entered into interest rate locks for the forecasted issuance of $300 million of Senior Notes due 2015. These interest rate locks met the criteria to be accounted for as cash flow hedges of a forecasted transaction. Consequently, the changes in fair value of the interest rate locks were recognized in AOCI. No further gain or loss will be recognized in AOCI related to these interest rate locks as the contracts were effectively terminated upon issuance of the underlying debt. However, the amount of AOCI associated with these interest rate locks at the time of termination will be recognized into Interest expense over the term of the notes. At December 31, 2012 and 2011, $3.1 million and $4.3 million, respectively, of losses remained in AOCI related to these interest rate locks. The amount expected to be reclassified into Interest expense over the next twelve months is $1.3 million.

The fair values of derivative instruments included within the Consolidated Balance Sheet as of December 31 were as follows:

	Asset derivatives		Liability derivatives	
In millions	**2012**	**2011**	**2012**	**2011**
Derivatives designated as hedges:				
Currency derivatives	$ 0.1	$ 3.1	$ 4.6	$ 0.3
Derivatives not designated as hedges:				
Currency derivatives	4.6	6.2	7.1	21.9
Total derivatives	$ 4.7	$ 9.3	$ 11.7	$ 22.2

Asset and liability derivatives included in the table above are recorded within Other current assets and Accrued expenses and other current liabilities, respectively.

The amounts associated with derivatives designated as hedges affecting Net earnings and AOCI for the years ended December 31 were as follows:

In millions	Amount of gain (loss) recognized in AOCI			Location of gain (loss) reclassified from AOCI and recognized into Net earnings	Amount of gain (loss) reclassified from AOCI and recognized into Net earnings		
	2012	2011	2010		2012	2011	2010
Currency derivatives	$ (7.2)	$ 2.4	$ 2.2	Cost of goods sold	$ 0.2	$ 0.1	$ (0.4)
Interest rate locks	—	—	—	Interest expense	(3.0)	(2.9)	(2.8)
Total	$ (7.2)	$ 2.4	$ 2.2		$ (2.8)	$ (2.8)	$ (3.2)

The amounts associated with derivatives not designated as hedges affecting Net earnings for the years ended December 31 were as follows:

In millions	Location of gain (loss) recognized in Net earnings	Amount of gain (loss) recognized in Net earnings		
		2012	2011	2010
Currency derivatives	Other, net	$ 28.4	$ (7.4)	$ 56.4
Total		$ 28.4	$ (7.4)	$ 56.4

The gains and losses associated with the Company's undesignated currency derivatives are materially offset in Net earnings by changes in the fair value of the underlying transactions.

Concentration of Credit Risk

The counterparties to the Company's forward contracts consist of a number of investment grade major international financial institutions. The Company could be exposed to losses in the event of nonperformance by the counterparties. However, the credit ratings and the concentration of risk in these financial institutions are monitored on a continuous basis and present no significant credit risk to the Company.

NOTE 11 – PENSIONS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company sponsors several U.S. defined benefit and defined contribution plans covering substantially all of our U.S. employees. Additionally, the Company has many non-U.S. defined benefit and defined contribution plans covering eligible non-U.S. employees. Postretirement benefits, other than pensions, provide healthcare benefits, and in some instances, life insurance benefits for certain eligible employees.

Pension Plans

The noncontributory defined benefit pension plans covering non-collectively bargained U.S. employees provide benefits on an average pay formula while most plans for collectively bargained U.S. employees provide benefits on a flat dollar benefit formula. The non-U.S. pension plans generally provide benefits based on earnings and years of service. The Company also maintains additional other supplemental plans for officers and other key employees.

On June 8, 2012, the Board of Directors approved amendments to the Company's retirement plans for certain U.S. and Puerto Rico non-bargained employees. Eligible non-bargained employees hired prior to July 1, 2012 were given a choice of remaining in their respective defined benefit plan until the plan freezes on December 31, 2022 or freezing their accrued benefits in their respective defined benefit plan as of December 31, 2012 and receiving an additional 2% non-matching Company contribution into the Company's applicable defined contribution plan. Eligible employees hired or rehired on or after July 1, 2012 will automatically receive the 2% non-matching Company contribution into the applicable defined contribution plan in lieu of participating in the defined benefit plan. Beginning January 1, 2023, all eligible employees will receive the 2% non-matching contribution into the applicable defined contribution plan. As a result of these changes, the Company's projected benefit obligations for the amended plans were remeasured as of June 8, 2012, which included updating the discount rate assumption to 4.00% from the 4.25% assumed at December 31, 2011. The amendments resulted in a 2012 curtailment loss of $4.0 million. The amendment and remeasurement resulted in an increase of $1.0 million to the projected benefit obligation, an increase of $29.4 million to the plan assets, an actuarial gain of $28.4 million and a credit of $4.0 million to prior service cost during 2012.

In connection with the 2011 Hussmann divestiture, the Company transferred its obligations for pension benefits for all current and former employees related to the divestiture.

The following table details information regarding the Company's pension plans at December 31:

In millions	2012	2011
Change in benefit obligations:		
Benefit obligation at beginning of year	$ 3,841.1	$ 3,799.5
Service cost	96.8	93.5
Interest cost	163.6	185.5
Employee contributions	1.5	1.9
Amendments	3.4	0.9
Actuarial (gains) losses	374.3	273.4
Benefits paid	(217.2)	(244.4)
Currency translation	37.4	(6.0)
Curtailments and settlements	(63.4)	(254.8)
Other, including expenses paid	(8.9)	(8.4)
Benefit obligation at end of year	$ 4,228.6	$ 3,841.1
Change in plan assets:		
Fair value at beginning of year	$ 3,100.4	$ 3,248.6
Actual return on assets	320.5	270.3
Company contributions	89.1	57.3
Employee contributions	1.5	1.9
Benefits paid	(217.2)	(244.4)
Currency translation	31.0	(3.8)
Settlements	(5.6)	(221.1)
Other, including expenses paid	(9.5)	(8.4)
Fair value of assets end of year	$ 3,310.2	$ 3,100.4
Funded status:		
Plan assets less than the benefit obligations	$ (918.4)	$ (740.7)
Amounts included in the balance sheet:		
Other noncurrent assets	$ 5.1	$ 4.7
Accrued compensation and benefits	(9.9)	(14.8)
Postemployment and other benefit liabilities	(913.6)	(730.6)
Net amount recognized	$ (918.4)	$ (740.7)

It is the Company's objective to contribute to the pension plans to ensure adequate funds are available in the plans to make benefit payments to plan participants and beneficiaries when required. However, certain plans are not or cannot be funded due to either legal, accounting, or tax requirements in certain jurisdictions. As of December 31, 2012, approximately six percent of our projected benefit obligation relates to plans that cannot be funded.

The pretax amounts recognized in Accumulated other comprehensive income (loss) were as follows:

In millions	Prior service cost	Net actuarial losses	Total
December 31, 2011	$ (30.4)	$ (1,200.0)	$ (1,230.4)
Current year changes recorded to Accumulated other comprehensive income (loss)	(3.4)	(169.6)	(173.0)
Amortization reclassified to earnings	5.1	60.6	65.7
Settlements/curtailments reclassified to earnings	4.4	0.5	4.9
Currency translation and other	0.8	(10.4)	(9.6)
December 31, 2012	$ (23.5)	$ (1,318.9)	$ (1,342.4)

Weighted-average assumptions used:

Benefit obligations at December 31,	2012	2011
Discount rate:		
U.S. plans	3.75%	4.25%
Non-U.S. plans	4.25%	5.00%
Rate of compensation increase:		
U.S. plans	4.00%	4.00%
Non-U.S. plans	4.00%	4.00%

The accumulated benefit obligation for all defined benefit pension plans was $4,032.2 million and $3,637.8 million at December 31, 2012 and 2011, respectively. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations more than plan assets were $4,182.8 million, $3,994.0 million and $3,263.9 million, respectively, as of December 31, 2012, and $3,750.6 million, $3,560.1 million and $3,009.3 million, respectively, as of December 31, 2011.

Pension benefit payments are expected to be paid as follows:

In millions	
2013	$ 220.2
2014	226.4
2015	238.1
2016	232.6
2017	236.0
2018 - 2022	1,326.3

The components of the Company's net periodic pension benefit costs for the years ended December 31 include the following:

In millions	2012	2011	2010
Service cost	$ 96.8	$ 93.5	$ 87.1
Interest cost	163.6	185.5	194.5
Expected return on plan assets	(173.6)	(219.6)	(196.3)
Net amortization of:			
Prior service costs	5.1	5.6	8.2
Transition amount	—	—	0.1
Plan net actuarial losses	60.6	51.1	55.5
Net periodic pension benefit cost	152.5	116.1	149.1
Net curtailment and settlement (gains) losses	4.9	62.5	6.2
Net periodic pension benefit cost after net curtailment and settlement (gains) losses	$ 157.4	$ 178.6	$ 155.3
Amounts recorded in continuing operations	$ 148.1	$ 177.2	$ 148.4
Amounts recorded in discontinued operations	9.3	1.4	6.9
Total	$ 157.4	$ 178.6	$ 155.3

The curtailment and settlement losses in 2012 are associated with the recent amendments to the pension plans and lump sum distributions under the supplemental benefit plans for officers and other key employees. The curtailment and settlement losses in 2011 are associated with the divestiture of Hussmann and lump sum distributions under supplemental benefit plans for officers and other key employees. The curtailment and settlement losses in 2010 are associated with lump sum distributions under supplemental benefit plans for officers and other key employees.

Pension expense for 2013 is projected to be approximately $148.4 million, utilizing the assumptions for calculating the pension benefit obligations at the end of 2012. The amounts expected to be recognized in net periodic pension cost during the year ended 2013 for prior service cost and plan net actuarial losses are $4.7 million and $62.3 million, respectively.

Weighted-average assumptions used:

Net periodic pension cost for the year ended December 31,	2012	2011	2010
Discount rate:			
U.S. plans			
For the period January 1 to June 7	4.25%	5.00%	5.75%
For the period June 8 to December 31	4.00%	5.00%	5.75%
Non-U.S. plans	5.00%	5.50%	5.50%
Rate of compensation increase:			
U.S. plans	4.00%	4.00%	4.00%
Non-U.S. plans	4.00%	4.50%	4.50%
Expected return on plan assets:			
U.S. plans	5.75%	7.25%	7.75%
Non-U.S. plans	5.75%	6.25%	7.00%

The expected long-term rate of return on plan assets reflects the average rate of returns expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation. The expected long-term rate of return on plan assets is based on what is achievable given the plan's investment policy, the types of assets held and target asset allocations. The expected long-term rate of return is determined as of the measurement date. The Company reviews each plan and its historical returns and target asset allocations to determine the appropriate expected long-term rate of return on plan assets to be used.

The Company's objective in managing its defined benefit plan assets is to ensure that all present and future benefit obligations are met as they come due. It seeks to achieve this goal while trying to mitigate volatility in plan funded status, contribution, and expense by better matching the characteristics of the plan assets to that of the plan liabilities. Prior to 2011, the Company utilized asset/liability modeling studies as the basis for global asset allocation decisions. In 2011, the Company adopted a dynamic approach to asset allocation whereby a plan's allocation to fixed income assets increases progressively over time towards an ultimate target of 90% as a plan moves toward full funding. The Company monitors plan funded status and asset allocation regularly in addition to investment manager performance.

The fair values of the Company's pension plan assets at December 31, 2012 by asset category are as follows:

In millions	Fair value measurements			Total fair value
	Level 1	Level 2	Level 3	
Cash and cash equivalents	$ 5.8	$ 25.5	$ —	$ 31.3
Equity investments:				
Registered mutual funds - equity specialty[(a)]	5.9	—	—	5.9
Commingled funds – equity specialty[(a)]	—	935.2	—	935.2
	5.9	935.2	—	941.1
Fixed income investments:				
U.S. government and agency obligations	—	817.0	—	817.0
Corporate and non-U.S. bonds[(b)]	—	890.2	—	890.2
Asset-backed and mortgage-backed securities	—	53.0	—	53.0
Registered mutual funds - fixed income specialty[(c)]	33.8	—	—	33.8
Commingled funds – fixed income specialty[(c)]	—	439.1	—	439.1
Other fixed income[(d)]	—	—	21.9	21.9
	33.8	2,199.3	21.9	2,255.0
Derivatives	—	(0.1)	—	(0.1)
Real estate[(e)]	—	—	29.2	29.2
Other[(f)]	—	—	54.4	54.4
Total assets at fair value	$ 45.5	$ 3,159.9	$ 105.5	$ 3,310.9
Receivables and payables, net				(0.7)
Net assets available for benefits				$ 3,310.2

(a) This class includes commingled and registered mutual funds that focus on equity investments. It includes both indexed and actively managed funds.

(b) This class includes state and municipal bonds.

(c) This class comprises commingled and registered mutual funds that focus on fixed income securities.

(d) This class includes group annuity and guaranteed interest contracts as well as other miscellaneous fixed income securities.

(e) This class includes several private equity funds that invest in real estate. It includes both direct investment funds and funds-of-funds.

(f) This investment comprises the Company's non-significant, non-U.S. pension plan assets. It mostly includes insurance contracts.

The fair values of the Company's pension plan assets at December 31, 2011 by asset category are as follows:

In millions	Fair value measurements Level 1	Level 2	Level 3	Total fair value
Cash and cash equivalents	$ 1.5	$ 29.0	$ —	$ 30.5
Equity investments:				
Registered mutual funds - equity specialty[a] *	5.8	—	—	5.8
Commingled funds – equity specialty[a] *	—	858.0	—	858.0
	5.8	858.0	—	863.8
Fixed income investments:				
U.S. government and agency obligations	—	842.4	—	842.4
Corporate and non-U.S. bonds[b]	—	773.8	—	773.8
Asset-backed and mortgage-backed securities	—	65.8	—	65.8
Registered mutual funds - fixed income specialty[c] *	32.5	—	—	32.5
Commingled funds – fixed income specialty[c] *	—	403.6	—	403.6
Other fixed income[d]	—	—	21.0	21.0
	32.5	2,085.6	21.0	2,139.1
Derivatives	—	0.1	—	0.1
Real estate[e]	—	—	33.6	33.6
Other[f]	—	—	42.6	42.6
Total assets at fair value	$ 39.8	$ 2,972.7	$ 97.2	$ 3,109.7
Receivables and payables, net				(9.3)
Net assets available for benefits				$ 3,100.4

* The Company revised the classification of items in the 2011 table to conform to the 2012 table classifications. The most significant revisions were the creation of the registered mutual funds categories and the recategorization of $13 million of registered mutual funds from Level 2 to Level 1 as the fair value of those assets are based on quoted prices in active markets.

(a) This class includes commingled and registered mutual funds that focus on equity investments. It includes both indexed and actively managed funds.

(b) This class includes state and municipal bonds.

(c) This class comprises commingled and registered mutual funds that focus on fixed income securities.

(d) This class includes group annuity and guaranteed interest contracts as well as other miscellaneous fixed income securities.

(e) This class includes several private equity funds that invest in real estate. It includes both direct investment funds and funds-of-funds.

(f) This investment comprises the Company's non-significant, non-U.S. pension plan assets. It mostly includes insurance contracts.

Cash equivalents are valued using a market approach with inputs including quoted market prices for either identical or similar instruments. Fixed income securities are valued through a market approach with inputs including, but not limited to, benchmark yields, reported trades, broker quotes and issuer spreads. Commingled funds are valued at their daily net asset value (NAV) per share or the equivalent. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund. Private real estate fund values are reported by the fund manager and are based on valuation or appraisal of the underlying investments.

See Note 12 for additional information related to the fair value hierarchy defined by ASC 820, Fair Value Measurement.

The Company made required and discretionary contributions to its pension plans of $89.1 million in 2012, $57.3 million in 2011, and $499.2 million in 2010. The Company currently projects that it will contribute approximately $102.5 million to its plans worldwide in 2013. The Company's policy allows it to fund an amount, which could be in excess of or less than the pension cost expensed, subject to the limitations imposed by current tax regulations. The Company anticipates funding the plans in 2013 in accordance with contributions required by funding regulations or the laws of each jurisdiction.

Most of the Company's U.S. employees are covered by defined contribution plans. Employer contributions are determined based on criteria specific to the individual plans and amounted to approximately $76.8 million, $79.2 million, and $69.9 million in 2012, 2011 and 2010, respectively. The Company's contributions relating to non-U.S. defined contribution plans and other non-U.S. benefit plans were $27.1 million, $28.8 million and $20.4 million in 2012, 2011 and 2010, respectively.

Multiemployer Pension Plans

The Company also participates in a number of multiemployer defined benefit pension plans related to collectively bargained U.S. employees of Trane. The Company's contributions, and the administration of the fixed retirement payments, are determined by the terms of the related collective-bargaining agreements. These multiemployer plans pose different risks to the Company than single-employer plans, including:

1. The Company's contributions to multiemployer plans may be used to provide benefits to all participating employees of the program, including employees of other employers.
2. In the event that another participating employer ceases contributions to a plan, the Company may be responsible for any unfunded obligations along with the remaining participating employers.
3. If the Company chooses to withdraw from any of the multiemployer plans, the Company may be required to pay a withdrawal liability, based on the underfunded status of the plan.

As of December 31, 2012, the Company does not contribute to any plans which are individually significant, nor is the Company an individually significant contributor to any of these plans. Total contributions to multiemployer plans, excluding Hussmann, for the years ended December 31 were as follows:

In millions	2012	2011	2010
Total contributions	$ 5.4	$ 5.2	$ 4.8

Contributions to these plans may increase in the event that any of these plans are underfunded.

During 2011, the Company divested the Hussmann Business and Branches which participated in various multiemployer pension plans. For the years ended December 31, 2011 and 2010, the Company contributed approximately $6.4 million and $9.4 million, respectively, to such plans. These contributions will not occur in future periods.

Postretirement Benefits Other Than Pensions

The Company sponsors several postretirement plans that provide for healthcare benefits, and in some instances, life insurance benefits that cover certain eligible employees. These plans are unfunded and have no plan assets, but are instead funded by the Company on a pay-as-you-go basis in the form of direct benefit payments. Generally, postretirement health benefits are contributory with contributions adjusted annually. Life insurance plans for retirees are primarily noncontributory.

The Board of Directors approved amendments on February 1, 2012 to its postretirement medical plan with respect to post-65 retiree medical coverage. Effective January 1, 2013, the Company discontinued offering company-sponsored retiree medical coverage for certain individuals age 65 and older. The Company transitioned affected individuals to coverage through the individual Medicare market and will provide a tax-advantaged subsidy to those retirees eligible for subsidized company coverage that can be used toward reimbursing premiums and other qualified medical expenses for individual Medicare supplemental coverage that is purchased through our third-party Medicare coordinator.

As a result of these changes, the Company's projected benefit obligations were remeasured as of February 1, 2012, which included updating the discount rate assumption to 3.75% from the 4.00% assumed at December 31, 2011. The remeasurement resulted in a decrease of $40.5 million to the projected benefit obligation, an actuarial loss of $21.3 million and a credit of $61.8 million to prior service cost.

In March 2010, the Patient Protection and Affordable Care Act and the Healthcare and Education Reform Reconciliation Bill of 2010 (collectively, the Healthcare Reform Legislation) were signed into law. The Healthcare Reform Legislation contains provisions which could impact our accounting for retiree medical benefits in future periods. The retiree medical plans currently receive the retiree drug subsidy under Medicare Part D. No later than 2014, a significant portion of the drug coverage will be moved to a Medicare-approved Employer Group Waiver Plan while retaining the same benefit provisions. This change resulted in an actuarial gain which decreased the December 31, 2010 retiree medical plan liability, as well as the net actuarial losses in other comprehensive income, by $41.1 million.

In connection with the 2011 Hussmann divestiture, the Company transferred its obligations for postretirement benefits other than pensions for all current and former employees related to the divestiture.

The following table details information regarding the Company's postretirement plans at December 31:

In millions	2012	2011
Change in benefit obligations:		
Benefit obligation at beginning of year	$ 919.9	$ 883.0
Service cost	7.3	8.4
Interest cost	30.8	42.0
Plan participants' contributions	19.1	20.5
Actuarial (gains) losses	15.4	63.3
Benefits paid, net of Medicare Part D subsidy *	(78.8)	(81.2)
Settlements/curtailments	—	(12.7)
Amendments	(62.3)	(2.2)
Other	—	(1.2)
Benefit obligations at end of year	$ 851.4	$ 919.9

* Amounts are net of Medicare Part D subsidy of $0.7 million and $7.4 million in 2012 and 2011, respectively

	2012	2011
Funded status:		
Plan assets less than benefit obligations	$ (851.4)	$ (919.9)
Amounts included in the balance sheet:		
Accrued compensation and benefits	$ (68.2)	$ (71.8)
Postemployment and other benefit liabilities	(783.2)	(848.1)
Total	$ (851.4)	$ (919.9)

The pretax amounts recognized in Accumulated other comprehensive income (loss) were as follows:

In millions	Prior service gains	Net actuarial losses	Total
Balance at December 31, 2011	$ 5.0	$ (172.2)	$ (167.2)
Current year changes recorded to Accumulated other comprehensive income (loss)	62.2	(15.4)	46.8
Amortization reclassified to earnings	(10.3)	7.3	(3.0)
Balance at December 31, 2012	$ 56.9	$ (180.3)	$ (123.4)

The components of net periodic postretirement benefit (income) cost for the years ended December 31 were as follows:

In millions	2012	2011	2010
Service cost	$ 7.3	$ 8.4	$ 8.9
Interest cost	30.8	42.0	48.1
Net amortization of:			
Prior service gains	(10.3)	(3.5)	(3.4)
Net actuarial losses	7.3	1.6	11.0
Net periodic postretirement benefit cost	35.1	48.5	64.6
Net curtailment and settlement (gains) losses	—	(10.1)	—
Net periodic postretirement benefit (income) cost after net curtailment and settlement (gains) losses	$ 35.1	$ 38.4	$ 64.6
Amounts recorded in continuing operations	$ 23.0	$ 20.9	$ 39.4
Amounts recorded in discontinued operations	12.1	17.5	25.2
Total	$ 35.1	$ 38.4	$ 64.6

The curtailment and settlement gains in 2011 are associated with the divestiture of Hussmann. Postretirement cost for 2013 is projected to be $34.0 million. Amounts expected to be recognized in net periodic postretirement benefits cost in 2013 for prior service gains and plan net actuarial losses are $10.5 million and $10.6 million, respectively.

Assumptions:	2012	2011	2010
Weighted-average discount rate assumption to determine:			
Benefit obligations at December 31	3.25%	4.00%	5.00%
Net periodic benefit cost			
For the period January 1 to January 31	4.00%	5.00%	5.50%
For the period February 1 to December 31	3.75%	5.00%	5.50%
Assumed health-care cost trend rates at December 31:			
Current year medical inflation	8.05%	8.45%	8.85%
Ultimate inflation rate	5.00%	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2021	2021	2021

A 1% change in the medical trend rate assumed for postretirement benefits would have the following effects at December 31, 2012:

In millions	1% Increase	1% Decrease
Effect on total of service and interest cost components	$ 1.4	$ (1.3)
Effect on postretirement benefit obligation	39.0	(34.2)

Benefit payments for postretirement benefits, which are net of expected plan participant contributions and Medicare Part D subsidy, are expected to be paid as follows:

In millions		
2013	$	69.3
2014		68.0
2015		67.3
2016		66.6
2017		65.3
2018 - 2022		293.2

NOTE 12 – FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value measurements are based on a framework that utilizes the inputs market participants use to determine the fair value of an asset or liability and establishes a fair value hierarchy to prioritize those inputs. The fair value hierarchy is comprised of three levels that are described below:

- Level 1 – Inputs based on quoted prices in active markets for identical assets or liabilities.
- Level 2 – Inputs other than Level 1 quoted prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.
- Level 3 – Unobservable inputs based on little or no market activity and that are significant to the fair value of the assets and liabilities.

The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are obtained from independent sources and can be validated by a third party, whereas unobservable inputs reflect assumptions regarding what a third party would use in pricing an asset or liability based on the best information available under the circumstances. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Assets and liabilities measured at fair value at December 31, 2012 are as follows:

	Fair value measurements			
In millions	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total fair value**
Recurring fair value measurements				
Assets:				
Marketable securities	$ 16.7	$ —	$ —	$ 16.7
Derivative instruments	—	4.7	—	4.7
Total asset recurring fair value measurements	$ 16.7	$ 4.7	$ —	$ 21.4
Liabilities:				
Derivative instruments	$ —	$ 11.7	$ —	$ 11.7
Total liability recurring fair value measurements	$ —	$ 11.7	$ —	$ 11.7
Financial instruments not carried at fair value:				
Total debt	$ —	$ 3,663.1	$ —	$ 3,663.1
Total financial instruments not carried at fair value	$ —	$ 3,663.1	$ —	$ 3,663.1

Assets and liabilities measured at fair value at December 31, 2011 are as follows:

	Fair value measurements			
In millions	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total fair value**
Recurring fair value measurements				
Assets:				
Marketable securities	$ 10.4	$ —	$ —	$ 10.4
Derivative instruments	—	9.3	—	9.3
Total asset recurring fair value measurements	$ 10.4	$ 9.3	$ —	$ 19.7
Liabilities:				
Derivative instruments	$ —	$ 22.2	$ —	$ 22.2
Total liability recurring fair value measurements	$ —	$ 22.2	$ —	$ 22.2
Financial instruments not carried at fair value:				
Total debt	$ —	$ 4,359.2	$ —	$ 4,359.2
Total financial instruments not carried at fair value	$ —	$ 4,359.2	$ —	$ 4,359.2

In prior years, the Company included benefit trust assets and liabilities within its fair value disclosures. Benefit trust assets consist primarily of insurance contracts and are recorded at cash surrender value. Benefit trust liabilities include deferred compensation and executive death benefits, and are recorded based on the underlying investment portfolio of the deferred compensation plan and the specific benefits guaranteed in the death benefit contract with each executive. Benefit trust assets and liabilities of $169.5 million and $178.3 million, respectively, have been removed from the December 31, 2011 table above.

See Note 11 for disclosure of fair value measurements related to the Company's pension assets.

The Company determines the fair value of its financial assets and liabilities using the following methodologies:

- *Marketable securities* – These securities include investments in publicly traded stock of non-U.S. companies held by non-U.S. subsidiaries of the Company. The fair value is obtained for the securities based on observable market prices quoted on public stock exchanges.

- *Derivative instruments* – These instruments include forward foreign currency contracts and instruments related to non-functional currency balance sheet exposures. The fair value of the derivative instruments are determined based on a pricing model that uses spot rates and forward prices from actively quoted currency markets that are readily accessible and observable.

- *Debt* – These securities are recorded at cost and include fixed-rate debentures maturing in 2027 and 2028, which only require early prepayment at the option of the holder; exchangeable senior notes; other senior notes maturing through 2025, and other short-term borrowings. The fair value of the long-term debt instruments is obtained based on observable market prices quoted on public exchanges for similar assets.

The carrying values of cash and cash equivalents, accounts receivable, and accounts payable are a reasonable estimate of their fair value due to the short-term nature of these instruments.

These methodologies used by the Company to determine the fair value of its financial assets and liabilities at December 31, 2012 are the same as those used at December 31, 2011. There have been no significant transfers between Level 1 and Level 2 categories.

NOTE 13 – EQUITY

Ordinary Shares

At December 31, 2012, a reconciliation of ordinary shares is as follows:

In millions	Total
December 31, 2011	297.1
Shares issued under incentive plans	6.1
Shares issued for settlement of Exchangeable Senior Notes	10.8
Repurchase of ordinary shares	(18.4)
December 31, 2012	295.6

In April 2011, the Board of Directors authorized the repurchase of up to $2.0 billion of the Company's ordinary shares under a share repurchase program. On June 8, 2011, the Company commenced share repurchases under this program. During 2011, the Company repurchased 36.3 million shares for approximately $1.2 billion, excluding commissions. During 2012, the Company repurchased 18.4 million shares for approximately $0.8 billion, excluding commissions. These repurchases were accounted for as a reduction of Ordinary shares and Capital in excess of par value as they were canceled upon repurchase.

In December 2011, the Company declared a dividend of $0.16 per ordinary share payable on March 30, 2012 to shareholders of record on March 12, 2012. This represented a non-cash financing activity and was excluded from the 2011 Consolidated Statement of Cash Flows. The cash impact of the dividend is reflected in the 2012 Consolidated Statement of Cash Flows, as the dividend was paid during 2012.

In December 2012, the Company declared a dividend of $0.21 per ordinary share payable on March 28, 2013 to shareholders of record on March 12, 2013. This represents a non-cash financing activity and has been excluded from the 2012 Consolidated Statement of Cash Flows. The cash impact of the dividend will be reflected in the Consolidated Statement of Cash Flows when paid.

The authorized share capital of IR-Ireland is 1,185,040,000 shares, consisting of (1) 1,175,000,000 ordinary shares, par value $1.00 per share, (2) 40,000 ordinary shares, par value EUR 1.00 and (3) 10,000,000 preference shares, par value $0.001 per share. No preference shares were outstanding at December 31, 2012 or 2011.

Other Comprehensive Income (Loss)

The changes in Accumulated other comprehensive income (loss) are as follows:

In millions	Cash flow hedges and marketable securities	Pension and OPEB Items	Foreign Currency Items	Total
December 31, 2010	$ (5.4)	$ (825.7)	$ 506.1	$ (325.0)
Other comprehensive income (loss), net of tax	0.9	(71.4)	(158.1)	(228.6)
December 31, 2011	$ (4.5)	$ (897.1)	$ 348.0	$ (553.6)
Other comprehensive income (loss), net of tax	3.1	(67.1)	96.6	32.6
December 31, 2012	$ (1.4)	$ (964.2)	$ 444.6	$ (521.0)

The amounts of Other comprehensive income (loss) attributable to noncontrolling interests are as follows:

In millions	2012	2011	2010
Pension and OPEB items	$ (1.3)	$ (0.6)	$ (0.8)
Foreign currency items	(11.1)	—	—
Total other comprehensive income (loss) attributable to noncontrolling interests	$ (12.4)	$ (0.6)	$ (0.8)

During 2012, the Company reclassified a $11.5 million currency translation loss to Noncontrolling interests from IR-Ireland shareholders' equity related to activity from prior to 2012. This reclassification corrects the allocation of currency translation gains (losses) between the Equity components. The Company does not believe this reclassification adjustment is material to 2012 or to any of its previously issued annual or interim financial statements.

NOTE 14 – SHARE-BASED COMPENSATION

The Company records share-based compensation awards using a fair value method and recognizes compensation expense for an amount equal to the fair value of the share-based payment issued in its financial statements. The Company's share-based compensation plans include programs for stock options, restricted stock units (RSUs), performance share units (PSUs), and deferred compensation.

Under the Company's incentive stock plan, the total number of ordinary shares authorized by the shareholders is 27.0 million, of which 5.3 million remains available as of December 31, 2012 for future incentive awards.

Compensation Expense

Share-based compensation expense related to continuing operations is included in Selling and administrative expenses. The following table summarizes the expenses recognized:

In millions	2012	2011	2010
Stock options	$ 5.7	$ 22.3	$ 30.8
RSUs	22.0	21.1	13.7
PSUs	22.5	(0.5)	28.6
Deferred compensation	0.1	1.1	1.5
Other	2.3	(0.9)	1.3
Pre-tax expense	52.6	43.1	75.9
Tax benefit	20.1	16.5	29.0
After-tax expense	$ 32.5	$ 26.6	$ 46.9
Amounts recorded in continuing operations	$ 32.5	$ 26.6	$ 46.8
Amounts recorded in discontinued operations	—	—	0.1
Total	$ 32.5	$ 26.6	$ 46.9

During 2012, the Company recorded a correcting adjustment resulting in the reversal of $13.5 million ($8.3 million after tax) of previously charged compensation expense related to the accounting for stock option forfeitures. The Company does not believe the correcting adjustment is material to 2012 or to any of its previously issued annual or interim financial statements.

Stock Options / RSUs

Eligible participants may receive (i) stock options, (ii) RSUs or (iii) a combination of both stock options and RSUs. The fair value of each of the Company's stock option and RSU awards is expensed on a straight-line basis over the required service period, which is generally the 3-year vesting period. However, for stock options and RSUs granted to retirement eligible employees, the Company recognizes expense for the fair value at the grant date.

The average fair value of the stock options granted for the year ended December 31, 2012 and 2011 was estimated to be $13.67 per share and $13.99 per share, respectively, using the Black-Scholes option-pricing model. The following assumptions were used:

	2012	2011
Dividend yield	1.33%	1.33%
Volatility	43.60%	34.81%
Risk-free rate of return	0.92%	2.45%
Expected life	5.1 years	5.3 years

Expected volatility is based on the historical volatility from traded options on the Company's stock. The risk-free rate of return is based on the yield curve of a zero-coupon U.S. Treasury bond on the date the award is granted with a maturity equal to the expected term of the award. Historical data is used to estimate forfeitures within the Company's valuation model. The expected life of the Company's stock option awards is derived from historical experience and represents the period of time that awards are expected to be outstanding.

Changes in options outstanding under the plans for the years 2012, 2011 and 2010 are as follows:

	Shares subject to option	Weighted-average exercise price	Aggregate intrinsic value (millions)	Weighted-average remaining life
December 31, 2009	27,858,083	$ 29.54		
Granted	2,631,467	31.72		
Exercised	(7,255,729)	20.81		
Cancelled	(1,527,593)	35.63		
December 31, 2010	21,706,228	32.30		
Granted	1,834,564	44.99		
Exercised	(4,275,088)	30.00		
Cancelled	(650,428)	35.36		
December 31, 2011	18,615,276	33.97		
Granted	1,463,352	40.67		
Exercised	(5,578,783)	28.87		
Cancelled	(408,883)	41.30		
Outstanding December 31, 2012	14,090,962	$ 36.47	$ 162.4	4.9
Exercisable December 31, 2012	10,697,954	$ 35.39	$ 135.0	4.0

The following table summarizes information concerning currently outstanding and exercisable options:

	Options outstanding			Options exercisable		
Range of exercise price	Number outstanding at December 31, 2012	Weighted-average remaining life	Weighted-average exercise price	Number outstanding at December 31, 2012	Weighted-average remaining life	Weighted-average exercise price
10.01 — 20.00	1,299,987	5.4	16.70	1,299,987	5.4	16.70
20.01 — 30.00	731,850	2.5	24.35	726,516	2.4	24.33
30.01 — 40.00	6,721,700	4.0	35.80	5,724,586	3.6	36.51
40.01 — 50.00	5,209,053	6.3	43.59	2,827,411	4.6	43.83
50.01 — 60.00	128,372	5.0	52.26	119,454	4.8	52.41
$ 12.04 — $ 55.22	14,090,962	4.9	$ 36.47	10,697,954	4.0	$ 35.39

At December 31, 2012, there was $16.9 million of total unrecognized compensation cost from stock option arrangements granted under the plan, which is primarily related to unvested shares of non-retirement eligible employees. The aggregate intrinsic value of options exercised during the year ended December 31, 2012 and 2011 was $89.7 million and $76.2 million, respectively. Generally, stock options expire ten years from their date of grant.

The following table summarizes RSU activity for the years 2012, 2011 and 2010:

	RSUs	Weighted-average grant date fair value
Outstanding and unvested at December 31, 2009	864,756	$ 16.85
Granted	839,865	32.22
Vested	(290,868)	16.95
Cancelled	(113,579)	23.71
Outstanding and unvested at December 31, 2010	1,300,174	$ 26.14
Granted	672,185	43.87
Vested	(512,614)	24.20
Cancelled	(152,572)	34.87
Outstanding and unvested at December 31, 2011	1,307,173	$ 35.00
Granted	643,822	40.74
Vested	(575,214)	30.05
Cancelled	(91,089)	38.92
Outstanding and unvested at December 31, 2012	1,284,692	$ 39.81

At December 31, 2012, there was $21.1 million of total unrecognized compensation cost from RSU arrangements granted under the plan, which is related to unvested shares of non-retirement eligible employees.

Performance Shares

The Company has a Performance Share Program (PSP) for key employees. The program provides awards in the form of PSUs based on performance against pre-established objectives. The annual target award level is expressed as a number of the Company's ordinary shares. All PSUs are settled in the form of ordinary shares unless deferred.

Awards granted in 2011 and 2010 are based upon the Company's relative earnings-per-share (EPS) growth as compared to the industrial group of companies in the S&P 500 Index over the three-year performance period.

In 2011 the Compensation Committee approved certain changes to the Company's PSP to be implemented beginning with the 2012 grant year. Under these changes, PSU awards are based 50% upon a performance condition, measured at each reporting period by relative EPS growth to the industrial group of companies in the S&P 500 Index and the fair market value of the Company's stock on the date of grant, and 50% upon a market condition, measured by the Company's relative total shareholder return (TSR) as compared to the TSR of the industrial group of companies in the S&P 500 Index over the three-year performance period. The fair value of the market condition is estimated using a Monte Carlo Simulation approach in a risk-neutral framework based upon historical volatility, risk-free rates and correlation matrix.

In 2012 the Compensation Committee approved a change to fix the measurement of EPS for all outstanding 2010 and 2011 PSU awards, effective January 31, 2012. This change results in fixed accounting being applied as of the date of change. The fair value of the Company's stock price used to fix the remaining amount of expense to be recorded over the life of the awards was $34.94.

The following table summarizes PSU activity for the maximum number of shares that may be issued for the years 2012, 2011 and 2010:

	PSUs	Weighted-average grant date fair value
Outstanding and unvested at December 31, 2009	3,671,374	$ 17.70
Granted	937,788	32.39
Vested	(140,904)	39.00
Forfeited	(699,552)	18.74
Outstanding and unvested at December 31, 2010	3,768,706	$ 20.36
Granted	614,006	46.66
Vested	(633,504)	16.95
Forfeited	(1,116,212)	19.31
Outstanding and unvested at December 31, 2011	2,632,996	$ 27.76
Granted	649,668	50.75
Vested	—	—
Forfeited	(1,423,028)	18.68
Outstanding and unvested at December 31, 2012	1,859,636	$ 40.30

At December 31, 2012, there was $15.4 million of total unrecognized compensation cost from the PSP based on current performance, which is related to unvested shares. This compensation will be recognized over the required service period, which is generally the three-year vesting period.

Deferred Compensation

The Company allows key employees to defer a portion of their eligible compensation into a number of investment choices, including its ordinary share equivalents. Any amounts invested in ordinary share equivalents will be settled in ordinary shares of the Company at the time of distribution.

Other Plans

The Company has not granted stock appreciation rights (SARs) since 2006 and does not anticipate additional grants in the future. As of December 31, 2012, SARs outstanding of 0.3 million are vested and expire 10 years from the date of grant. All SARs exercised are settled with the Company's ordinary shares.

The Company has issued stock grants as an incentive plan for certain key employees, with varying vesting periods. All stock grants are settled with the Company's ordinary shares. At December 31, 2012, there were 43,323 stock grants outstanding, all of which were vested.

NOTE 15 – RESTRUCTURING ACTIVITIES

Restructuring charges recorded during the years ended December 31 were as follows:

In millions	2012	2011	2010
Climate Solutions	$ 12.7	$ 14.9	$ 23.7
Residential Solutions	0.2	2.7	0.6
Industrial Technologies	7.6	6.7 *	17.9
Security Technologies	7.4	(0.3) **	3.1
Corporate and Other	2.8	0.3	—
Total	$ 30.7	$ 24.3	$ 45.3
Cost of goods sold	$ 13.3	$ 6.8	$ 29.1
Selling and administrative expenses	17.4	17.5	16.2
Total	$ 30.7	$ 24.3	$ 45.3

The changes in the restructuring reserve were as follows:

In millions	Climate Solutions	Residential Solutions	Industrial Technologies	Security Technologies	Corporate and Other	Total
December 31, 2010	$ 3.2	$ 3.2	$ 10.1	$ 8.1	$ 3.4	$ 28.0
Additions, net of reversals	14.9	2.7	6.7 *	(0.3) **	0.3	24.3
Cash and non-cash uses	(14.2)	(4.3)	(12.6)	(6.2)	(2.0)	(39.3)
Currency translation	—	—	—	0.1	—	0.1
December 31, 2011	3.9	1.6	4.2	1.7	1.7	13.1
Additions, net of reversals	12.7	0.2	7.6	7.4	2.8	30.7
Cash and non-cash uses	(12.0)	(1.8)	(9.7)	(6.0)	(2.6)	(32.1)
Currency translation	0.1	—	—	—	—	0.1
December 31, 2012	$ 4.7	$ —	$ 2.1	$ 3.1	$ 1.9	$ 11.8

* Amount includes the reversal of $6.7 million of previously accrued restructuring charges.
** Amount includes the reversal of $2.2 million of previously accrued restructuring charges.

During 2012, 2011, and 2010, the Company incurred costs of $30.7 million, $24.3 million, and $45.3 million respectively, associated with ongoing restructuring actions. These actions included workforce reductions as well as the closure and consolidation of manufacturing facilities in an effort to increase efficiencies across multiple lines of business. Due to changes in various economic factors, the Company made a decision in the first quarter of 2011 to continue operating a facility for which the Company had previously accrued approximately $6.7 million of restructuring charges. In the second quarter of 2011, the Company released approximately $2.2 million of previously accrued restructuring charges as a result of the decision to discontinue a portion of the Company's restructuring plans. As of December 31, 2012, the Company had $11.8 million accrued for costs associated with its ongoing restructuring actions, of which a majority is expected to be paid within one year.

NOTE 16 – OTHER, NET

At December 31, the components of Other, net were as follows:

In millions	2012	2011	2010
Interest income	$ 16.3	$ 25.9	$ 15.2
Exchange gain (loss)	(2.8)	2.8	0.9
Earnings (loss) from equity investments	(5.9)	(3.5)	—
Other	17.4	7.8	16.4
Other, net	$ 25.0	$ 33.0	$ 32.5

Included within Earnings (loss) from equity investments for the years ended December 31, 2012 and 2011 is $5.9 million and $3.5 million of equity loss, respectively, on the Hussmann equity investment incurred subsequent to the Hussmann divestiture transaction dates. The activity included within Other for the year ended December 31, 2012 is primarily related to adjustments to actual and expected insurance recoveries as a result of a settlement.

NOTE 17 – INCOME TAXES

Earnings before income taxes for the years ended December 31 were taxed within the following jurisdictions:

In millions	2012	2011	2010
United States	$ 335.4	$ (718.0)	$ (38.7)
Non-U.S.	941.3	1,331.3	1,049.4
Total	$ 1,276.7	$ 613.3	$ 1,010.7

The components of the Provision for income taxes for the years ended December 31 were as follows:

In millions	2012	2011	2010
Current tax expense (benefit):			
United States	$ (45.6)	$ 59.2	$ 31.0
Non-U.S.	198.7	202.6	114.5
Total:	153.1	261.8	145.5
Deferred tax expense (benefit):			
United States	242.4	(120.0)	84.9
Non-U.S.	(168.5)	45.4	(2.3)
Total:	73.9	(74.6)	82.6
Total tax expense (benefit):			
United States	196.8	(60.8)	115.9
Non-U.S.	30.2	248.0	112.2
Total	$ 227.0	$ 187.2	$ 228.1

The Provision for income taxes differs from the amount of income taxes determined by applying the applicable U.S. statutory income tax rate to pretax income, as a result of the following differences:

	Percent of pretax income		
	2012	2011	2010
Statutory U.S. rate	35.0%	35.0%	35.0%
Increase (decrease) in rates resulting from:			
Non-U.S. tax rate differential	(15.1)	(37.6)	(17.3)
Tax on U.S. subsidiaries on non-U.S. earnings (1)	3.0	8.1	2.4
State and local income taxes (1)	0.6	(4.7)	—
Valuation allowances	(10.8)	(0.2)	0.1
Non-deductible goodwill write-off - Hussmann	—	23.2	—
Reserves for uncertain tax positions	2.8	6.8	0.4
Impact of change in taxation of retiree drugs subsidy	1.3	—	4.0
Provision to return and other true-up adjustments	—	(0.7)	(1.5)
Other adjustments	1.0	0.6	(0.5)
Effective tax rate	17.8%	30.5%	22.6%

(1) Net of changes in valuation allowances

Tax incentives, in the form of tax holidays, have been granted to the Company in certain jurisdictions to encourage industrial development. The expiration of these tax holidays varies by country. The tax holidays are conditional on the Company meeting certain employment and investment thresholds. The most significant tax holidays relate to the Company's qualifying locations in China and Puerto Rico. The benefit for the tax holidays for the years ended December 31, 2012 and 2011 was $13.7 million and $15.2 million, respectively.

At December 31, a summary of the deferred tax accounts were as follows:

In millions	2012	2011
Deferred tax assets:		
Inventory and accounts receivable	$ 35.2	$ 26.8
Fixed assets and intangibles	5.5	4.0
Postemployment and other benefit liabilities	815.2	814.3
Product liability	237.7	258.7
Other reserves and accruals	202.1	213.8
Net operating losses and credit carryforwards	901.4	1,002.9
Other	118.6	148.7
Gross deferred tax assets	2,315.7	2,469.2
Less: deferred tax valuation allowances	(187.3)	(333.8)
Deferred tax assets net of valuation allowances	$ 2,128.4	$ 2,135.4
Deferred tax liabilities:		
Inventory and accounts receivable	$ (47.5)	$ (44.9)
Fixed assets and intangibles	(2,181.8)	(2,149.3)
Postemployment and other benefit liabilities	(1.4)	(4.6)
Other reserves and accruals	(5.0)	(6.6)
Other	(64.6)	(74.3)
Gross deferred tax liabilities	(2,300.3)	(2,279.7)
Net deferred tax assets (liabilities)	$ (171.9)	$ (144.3)

At December 31, 2012, no deferred taxes have been provided for any portion of the $7.5 billion of undistributed earnings of the Company's subsidiaries, since these earnings have been, and under current plans will continue to be, permanently reinvested in these subsidiaries. It is not practicable to estimate the amount of additional taxes which may be payable upon distribution.

At December 31, 2012, the Company had the following operating loss and tax credit carryforwards available to offset taxable income in prior and future years:

In millions	Amount	Expiration Period
U.S. Federal net operating loss carryforwards	$ 1,308.9	2013-2032
U.S. Federal credit carryforwards	79.9	2014-Unlimited
U.S. State net operating loss carryforwards	3,246.5	2013-2032
U.S. State credit carryforwards	18.3	2013-Unlimited
Non-U.S. net operating loss carryforwards	1,166.0	2013-Unlimited
Non-U.S. credit carryforwards	9.7	Unlimited

The amount of net operating loss carryforwards for which a benefit would be recorded in additional paid in capital when realized is $165.0 million.

The U.S. state net operating loss carryforwards were incurred in various jurisdictions. The non-U.S. net operating loss carryforwards were incurred in various jurisdictions, predominantly in Barbados, Belgium, Brazil, Germany, India, Spain, and the United Kingdom.

Activity associated with the Company's valuation allowance is as follows:

In millions	2012	2011	2010
Beginning balance	$ 333.8	$ 378.7	$ 352.6
Increase to valuation allowance	51.6	17.0	106.9
Decrease to valuation allowance	(194.8)	(52.2)	(45.9)
Other deductions	—	(1.5)	(1.5)
Accumulated other comprehensive income (loss)	(3.3)	(8.2)	(33.4)
Ending balance	$ 187.3	$ 333.8	$ 378.7

The Company has total unrecognized tax benefits of $533.7 million and $536.9 million as of December 31, 2012, and December 31, 2011, respectively. The amount of unrecognized tax benefits that, if recognized, would affect the continuing operations effective tax rate are $436.7 million as of December 31, 2012. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

In millions	2012	2011	2010
Beginning balance	$ 536.9	$ 534.1	$ 525.1
Additions based on tax positions related to the current year	10.1	16.7	14.1
Additions based on tax positions related to acquisitions	—	—	—
Additions based on tax positions related to prior years	94.7	64.9	116.3
Reductions based on tax positions related to prior years	(28.3)	(63.6)	(101.4)
Reductions related to settlements with tax authorities	(51.4)	(3.7)	(11.9)
Reductions related to lapses of statute of limitations	(30.7)	(10.4)	(6.0)
Translation (gain)/loss	2.4	(1.1)	(2.1)
Ending balance	$ 533.7	$ 536.9	$ 534.1

In connection with Trane's spin-off of WABCO Holdings Inc. (WABCO), Trane and WABCO entered into a tax sharing agreement for the allocation of pre spin-off taxes. Of the total unrecognized tax benefit of $533.7 million at December 31, 2012, WABCO has agreed to indemnify Trane for $6.4 million, which is reflected in an other long-term receivable account.

The Company records interest and penalties associated with the uncertain tax positions within its Provision for income taxes. The Company had reserves associated with interest and penalties, net of tax, of $84.1 million and $108.3 million at December 31, 2012 and December 31, 2011, respectively. For the year ended December 31, 2012 and December 31, 2011, the Company recognized $0.9 million and $12.3 million, respectively, in interest and penalties net of tax in continuing operations related to these uncertain tax positions.

The total amount of unrecognized tax benefits relating to the Company's tax positions is subject to change based on future events including, but not limited to, the settlements of ongoing audits and/or the expiration of applicable statutes of limitations. Although the outcomes and timing of such events are highly uncertain, it is reasonably possible that the balance of gross unrecognized tax benefits, excluding interest and penalties, could potentially be reduced by up to approximately $166.9 million during the next 12 months.

The provision for income taxes involves a significant amount of management judgment regarding interpretation of relevant facts and laws in the jurisdictions in which the Company operates. Future changes in applicable laws, projected levels of taxable income and tax planning could change the effective tax rate and tax balances recorded by the Company. In addition, tax authorities periodically review income tax returns filed by the Company and can raise issues regarding its filing positions, timing and amount of income or deductions, and the allocation of income among the jurisdictions in which the Company operates. A significant period of time may elapse between the filing of an income tax return and the ultimate resolution of an issue raised by a revenue authority with respect to that return. In the normal course of business the Company is subject to examination by taxing authorities throughout the world, including such major jurisdictions as Brazil, Canada, China, Germany, Ireland, Italy, the Netherlands and the United States. In general, the examination of the Company's material tax returns is complete for the years prior to 2001, with certain matters being resolved through appeals and litigation.

In 2007, the Company received a notice from the IRS containing proposed adjustments to the Company's tax filings in connection with an audit of the 2001 and 2002 tax years. The IRS did not contest the validity of the Company's reincorporation in Bermuda.

The most significant adjustments proposed by the IRS involve treating the entire intercompany debt incurred in connection with the Company's reincorporation in Bermuda as equity. As a result of this recharacterization, the IRS disallowed the deduction of interest paid on the debt and imposed dividend withholding taxes on the payments denominated as interest. The IRS also asserted an alternative argument to be applied if the intercompany debt is respected as debt. In that circumstance the IRS proposed to ignore the entities that hold the debt and to which the interest was paid and impose 30% withholding tax on a portion of the interest payments as if they were made directly to a company that was not eligible for reduced U.S withholding tax under a U.S income tax treaty. The IRS asserted under this alternative theory that the Company owes additional taxes with respect to 2002 of approximately $84 million plus interest. The Company strongly disagreed with the view of the IRS and filed a protest with the IRS.

In 2010, the Company received an amended notice from the IRS eliminating its assertion that the intercompany debt incurred in connection with the Company's reincorporation in Bermuda should be treated as equity. However, the IRS continues to assert the alternative position described above and proposes adjustments to the Company's 2002 tax filings. If this alternative position is upheld, the Company would be required to record additional charges. In addition, the IRS also provided notice that it is assessing penalties of 30% on the asserted underpayment of tax described above.

The Company has and intends to continue to vigorously contest these proposed adjustments. The Company, in consultation with its outside advisors, carefully considered the form and substance of the Company's intercompany financing arrangements including the actions necessary to qualify for the benefits of the applicable U.S. income tax treaties. The Company believes that these financing arrangements are in accordance with the laws of the relevant jurisdictions including the U.S., that the entities involved should be respected and that the interest payments qualify for the U.S income tax treaty benefits claimed.

Although the outcome of this matter cannot be predicted with certainty, based upon an analysis of the merits of the Company's position, the Company believes that it is adequately reserved for this matter and does not expect that the ultimate resolution will have a material adverse impact on its future results of operations, financial condition, or cash flows. As the Company moves forward to resolve this matter with the IRS, the reserves established may be adjusted. Although the Company continues to contest the IRS's position, there can be no assurance that it will be successful. If the IRS's position with respect to 2002 is ultimately sustained it will have a material adverse impact on the Company's future results of operations, financial condition and cash flows.

Although the Company expects them to do so, at this time the IRS has not yet proposed any similar adjustments for years subsequent to 2002 as the federal income tax audits for those years are still in process or have not yet begun. It is unclear how the IRS will apply their position to subsequent years or whether the IRS will take a similar position with respect to other intercompany debt instruments.

The Company believes that it has adequately provided for any reasonably foreseeable resolution of any tax disputes, but will adjust its reserves if events so dictate in accordance with GAAP. To the extent that the ultimate results differ from the original or adjusted estimates of the Company, the effect will be recorded in the Provision for income taxes.

On January 18, 2013, the Company received notice of an adverse decision from the Milan Court of Appeal overturning a Milan Provincial Tax Court decision in favor of the Company, primarily regarding the treatment of certain interest costs of one of its Italian subsidiaries. The Company has reviewed the decision and plans to appeal to the Supreme Tax Court of Rome. At this time, based upon an analysis of the merits of the Company's position, the Company believes that its tax return position is valid and that it is more likely than not to prevail in this appeal. Although the outcome of this matter cannot be predicted with certainty, the Company believes that it is adequately reserved for this matter and does not expect that the ultimate resolution will have a material adverse impact on its future results of operations, financial condition, or cash flows.

As a result of the Healthcare Reform Legislation, defined in Note 11, effective 2013, the tax benefits available to the Company are reduced to the extent its prescription drug expenses are reimbursed under the Medicare Part D retiree drug subsidy program. Although the provisions of the Healthcare Reform Legislation relating to the retiree drug subsidy program did not take effect until 2013, the Company is required to recognize the full accounting impact in its financial statements in the reporting period in which the Healthcare Reform Legislation is enacted. As retiree healthcare liabilities and related tax impacts were already reflected in the Company's financial statements, the Healthcare Reform Legislation resulted in a non-cash charge to income tax expense in the first quarter of 2010 of $40.5 million. In 2012, the Company recorded a $16.6 million non-cash charge to income tax expense related to the required tax accounting between the enactment date of March 30, 2010 and the effective date of January 1, 2013 of the Healthcare Reform Legislation.

During 2012, the Company identified certain accounting errors associated with its previously reported income tax balances and tax positions. The Company corrected these errors in 2012 resulting in a tax charge of $24 million primarily related to the accrual of previously unrecorded unrecognized tax benefits. The Company does not believe that the accounting errors are material to 2012 or to any of its previously issued financial statements. As a result, the Company did not adjust any prior period amount.

During the second quarter of 2012, the Company recorded a $54 million out-of-period adjustment related to a Spanish tax law change (Royal Decree-Law 12/2012) enacted on March 31, 2012, the benefit of which should have been recorded by the Company during the first quarter of 2012. The Company does not believe this out-of-period adjustment is material to its 2012 annual results or to its previously issued interim financial statements.

During 2011, the Company identified certain accounting errors associated with its previously reported income tax balances and tax positions. The Company corrected these errors in 2011 resulting in a tax charge of approximately $38.2 million, of which $30 million was recorded in the third quarter, primarily related to the accrual of a previously unrecorded future withholding tax liability. The Company does not believe that the accounting errors are material to 2011 or to any of its previously issued financial statements. As a result, the Company did not adjust any prior period amounts.

During 2012, the Company recorded to continuing operations a tax benefit of approximately $138 million as a result of reducing its deferred tax asset valuation allowance for non-U.S. net operating losses. During 2011 the Company recorded to continuing operations a tax benefit of approximately $27 million as a result of reducing its deferred tax asset valuation allowance for state net operating losses.

NOTE 18 – DIVESTITURES AND DISCONTINUED OPERATIONS

Divested Operations

Hussmann Divestiture

On September 30, 2011, the Company completed a transaction to sell its Hussmann refrigerated display case business to a newly-formed affiliate (Hussmann Parent) of private equity firm Clayton Dubilier & Rice, LLC (CD&R). This transaction included the equipment business and certain of the service branches in the U.S. and Canada, and the equipment, service and installation businesses in Mexico, Chile, Australia, New Zealand, and Japan (Hussmann Business). The final transaction allowed Hussmann Parent the option to acquire the remaining North American Hussmann service and installation branches (Hussmann Branches). Hussmann Parent completed the acquisition of the Hussmann Branches on November 30, 2011. The Hussmann Business and Branches, which are reported as part of the Climate Solutions segment, manufacture, market, distribute, install, and service refrigerated display merchandising equipment, refrigeration systems, over the counter parts, and other commercial and industrial refrigeration applications.

The Hussmann Business divestiture was originally announced on April 21, 2011 and met the criteria for classification as held for sale treatment in accordance with GAAP during the first quarter of 2011. During the third quarter of 2011, the Company negotiated the final transaction to sell the Hussmann Business and Branches to CD&R in exchange for $370 million in cash, subject to purchase price adjustments, and common stock of Hussmann Parent, such that following the sale, CD&R would own cumulative convertible participating preferred stock of Hussmann Parent, initially representing 60% of the outstanding capital stock (on an as-converted basis) of Hussmann Parent, and the Company would own all of the common stock, initially representing the remaining 40% of the outstanding capital stock (on an as-converted basis) of Hussmann Parent. The Company's ownership of common stock of Hussmann Parent represents significant continuing involvement. Therefore, the results of the Hussmann Business and Branches are included in continuing operations for all periods presented. Based on these terms, the Company recorded a total pre-tax loss on sale/asset impairment charge of $646.9 million during the full year of 2011.

Results for the Hussmann Business and Branches for the years ended December 31 are as follows:

In millions	2011*	2010
Net revenues	$ 818.5	$ 1,106.1
Gain (loss) on sale/asset impairment	(646.9) **	—
Net earnings (loss) attributable to Ingersoll-Rand plc	(513.1)	55.7
Diluted earnings (loss) per share attributable to Ingersoll-Rand plc ordinary shareholders:	(1.51)	0.16

* Results represent the operating results of Hussmann Business and Branches through their respective divestiture transaction dates.

** Included in Gain (loss) on sale/asset impairment for the year ended December 31, 2011 are transaction costs of $12.2 million.

Hussmann Parent is required to pay a quarterly preferred dividend payment to CD&R in the form of cash or additional preferred shares. The Company's ownership percentage as of December 31, 2012 was 37.2%. The Company's ownership interest in Hussmann Parent is reported using the equity method of accounting subsequent to September 30, 2011. The Company's equity investment in the Hussmann Parent is reported within Other noncurrent assets and the related equity earnings reported in Other, net within Net earnings.

Discontinued Operations

The components of discontinued operations for the years ended December 31 are as follows:

In millions	2012	2011	2010
Net revenues	$ —	$ 72.2	$ 143.6
Pre-tax earnings (loss) from operations	(49.2)	(69.0)	(173.4)
Pre-tax gain (loss) on sale	2.3	(57.7)	(5.4)
Tax benefit (expense)	41.2	69.9	61.3
Discontinued operations, net of tax	$ (5.7)	$ (56.8)	$ (117.5)

Discontinued operations by business for the years ended December 31 are as follows:

In millions	2012	2011	2010
Integrated Systems and Services, net of tax	$ (2.8)	$ (6.3)	$ (0.8)
Energy Systems, net of tax	(0.2)	0.2	(17.6)
KOXKA, net of tax	0.5	(3.3)	(54.0)
Other discontinued operations, net of tax	(3.2)	(47.4)	(45.1)
Discontinued operations, net of tax	$ (5.7)	$ (56.8)	$ (117.5)

Integrated Systems and Services Divestiture

On December 30, 2011, the Company completed the divestiture of its security installation and service business, which was sold under the Integrated Systems and Services brand in the United States and Canada, to Kratos Public Safety & Security Solutions, Inc. This business, which was previously reported as part of the Security Technologies segment, designs, installs and services security systems. The Company reported this business as a discontinued operation for all periods presented. During 2011, the Company recorded a pre-tax loss on sale of $6.7 million ($5.0 million after-tax) within discontinued operations.

Net revenues and after-tax earnings of the Integrated Systems and Services business for the year ended December 31 were as follows:

In millions	2012	2011	2010
Net revenues	$ —	$ 72.2	$ 78.0
After-tax earnings (loss) from operations	$ (1.2)	$ (1.3)	$ (0.8)
Gain (loss) on sale, net of tax	(1.6)	(5.0)	—
Discontinued operations, net of tax	$ (2.8)	$ (6.3)	$ (0.8)

Energy Systems Divestiture

On December 30, 2010, the Company completed the divestiture of its gas microturbine generator business, which was sold under the Energy Systems brand, to Flex Energy, Inc. The business, which was previously reported as part of the Industrial Technologies segment, designs, manufactures, markets, distributes, and services gas powered microturbine generators which feature energy efficient design and low emissions technology. During 2010, the Company recognized an $8.3 million after-tax impairment loss within discontinued operations related to the write-down of the net assets to their estimated fair value.

Net revenues and after-tax earnings of the Energy Systems business for the years ended December 31 were as follows:

In millions	2012	2011	2010
Net revenues	$ —	$ —	$ 8.9
After-tax earnings (loss) from operations	$ (0.2)	$ (0.4)	$ (14.4) *
Gain (loss) on sale, net of tax	—	0.6	(3.2)
Discontinued operations, net of tax	$ (0.2)	$ 0.2	$ (17.6)

* Included in discontinued operations for Energy Systems in 2010 is an after-tax impairment loss of $8.3 million related to the initial write-down of the net assets to their estimated fair value.

KOXKA Divestiture

On October 4, 2010, the Company completed the divestiture of its European refrigerated display case business, which was sold under the KOXKA brand, to an affiliate of American Industrial Acquisition Corporation (AIAC Group). The business, which was previously reported as part of the Climate Solutions segment, designs, manufactures and markets commercial refrigeration equipment through sales branches and a network of distributors throughout Europe, Africa and the Middle East. During 2010, the Company recognized a $53.9 million after-tax impairment loss within discontinued operations related to the write-down of the net assets to their estimated fair value.

Net revenues and after-tax earnings of the KOXKA business for years ended December 31 were as follows:

In millions	2012	2011	2010
Net revenues	$ —	$ —	$ 56.7
After-tax earnings (loss) from operations	$ 0.5	$ (3.3)	$ (53.1) *
Gain (loss) on sale, net of tax	—	—	(0.9)
Discontinued operations, net of tax	$ 0.5	$ (3.3)	$ (54.0)

* Included in discontinued operations for KOXKA for 2010 is an after-tax impairment loss of $53.9 million related to the write-down of the net assets to their estimated fair value. Also included in 2010 is a $12.2 million tax benefit resulting from a reduction in the Company's deferred tax asset valuation allowance for net operating losses.

Other Discontinued Operations

The components of other discontinued operations for the years ended December 31 were as follows:

In millions	2012	2011	2010
Retained costs, net of tax	$ (17.2)	$ (31.8)	$ (45.0)
Net gain (loss) on disposals, net of tax	14.0	(15.6)	(0.1)
Discontinued operations, net of tax	$ (3.2)	$ (47.4)	$ (45.1)

On November 30, 2007, the Company completed the sale of its Bobcat, Utility Equipment and Attachments businesses (collectively, Compact Equipment) to Doosan Infracore for gross proceeds of approximately $4.9 billion, subject to post-closing purchase price adjustments. Compact Equipment manufactured and sold compact equipment, including skid-steer loaders, compact track loaders, mini-excavators and telescopic tool handlers; portable air compressors, generators and light towers; general-purpose light construction equipment; and attachments. The Company was in dispute regarding post-closing matters with Doosan Infracore. During the second quarter of 2011, the Company collected approximately $48.3 million of its outstanding receivable from Doosan Infracore related to certain purchase price adjustments. During the second quarter of 2012, Doosan Infracore paid the Company a total of $46.5 million to settle the outstanding receivable and remaining disputed post-closing matters.

Other discontinued operations, net of tax from previously sold businesses is mainly related to postretirement benefits, product liability, worker's compensation, and legal costs (mostly asbestos-related) and tax effects of post-closing purchase price adjustments.

NOTE 19 – EARNINGS PER SHARE (EPS)

Basic EPS is calculated by dividing Net earnings attributable to Ingersoll-Rand plc by the weighted-average number of ordinary shares outstanding for the applicable period. Diluted EPS is calculated after adjusting the denominator of the basic EPS calculation for the effect of all potentially dilutive ordinary shares, which in the Company's case, includes shares issuable under share-based compensation plans and the effects of the Exchangeable Senior Notes issued in April 2009. The following table summarizes the weighted-average number of ordinary shares outstanding for basic and diluted earnings per share calculations:

In millions	2012	2011	2010
Weighted-average number of basic shares	303.9	324.8	324.7
Shares issuable under incentive stock plans	3.7	3.8	5.1
Exchangeable Senior Notes	3.0	10.7	10.0
Weighted-average number of diluted shares	310.6	339.3	339.8
Anti-dilutive shares	5.2	5.0	12.4

The Company settled all remaining outstanding Exchangeable Senior Notes during 2012. As a result, the Company issued 10.8 million ordinary shares related to the equity portion of the Notes. See Note 9 for a further discussion.

NOTE 20 – COMMITMENTS AND CONTINGENCIES

The Company is involved in various litigations, claims and administrative proceedings, including those related to environmental, asbestos, and product liability matters. Amounts recorded for identified contingent liabilities are estimates, which are reviewed periodically and adjusted to reflect additional information when it becomes available. Subject to the uncertainties inherent in estimating future costs for contingent liabilities, except as expressly set forth in this note, management believes that any liability which may result from these legal matters would not have a material adverse effect on the financial condition, results of operations, liquidity or cash flows of the Company.

Environmental Matters

The Company continues to be dedicated to an environmental program to reduce the utilization and generation of hazardous materials during the manufacturing process and to remediate identified environmental concerns. As to the latter, the Company is currently engaged in site investigations and remediation activities to address environmental cleanup from past operations at current and former manufacturing facilities.

The Company is sometimes a party to environmental lawsuits and claims and has received notices of potential violations of environmental laws and regulations from the Environmental Protection Agency and similar state authorities. It has also been identified as a potentially responsible party (PRP) for cleanup costs associated with off-site waste disposal at federal Superfund and state remediation sites. For all such sites, there are other PRPs and, in most instances, the Company's involvement is minimal.

In estimating its liability, the Company has assumed it will not bear the entire cost of remediation of any site to the exclusion of other PRPs who may be jointly and severally liable. The ability of other PRPs to participate has been taken into account, based on our understanding of the parties' financial condition and probable contributions on a per site basis. Additional lawsuits and claims involving environmental matters are likely to arise from time to time in the future.

The Company incurred $4.5 million, $3.1 million, and $1.0 million of expenses during the years ended December 31, 2012, 2011 and 2010, respectively, for environmental remediation at sites presently or formerly owned or leased by us. As of December 31, 2012 and 2011, the Company has recorded reserves for environmental matters of $65.9 million and $70.9 million, respectively. Of these amounts $47.3 million and $51.3 million, respectively, relate to remediation of sites previously disposed by the Company. Environmental reserves are classified as Accrued expenses and other current liabilities, or Other noncurrent liabilities based on their expected term. The Company's total current environmental reserve at December 31, 2012 and 2011 was $22.2 million and $26.1 million, respectively. Given the evolving nature of environmental laws, regulations and technology, the ultimate cost of future compliance is uncertain.

Asbestos-Related Matters

Certain wholly-owned subsidiaries of the Company are named as defendants in asbestos-related lawsuits in state and federal courts. In virtually all of the suits, a large number of other companies have also been named as defendants. The vast majority of those claims have been filed against either Ingersoll-Rand Company (IR-New Jersey) or Trane U.S. Inc. (Trane) and generally allege injury caused by exposure to asbestos contained in certain historical products sold by IR-New Jersey or Trane, primarily pumps, boilers and railroad brake shoes. Neither IR-New Jersey nor Trane was a producer or manufacturer of asbestos, however, some formerly manufactured products utilized asbestos-containing components such as gaskets and packings purchased from third-party suppliers.

The Company engages an outside expert to assist in calculating an estimate of the Company's total liability for pending and unasserted future asbestos-related claims and annually performs a detailed analysis with the assistance of an outside expert to update its estimated asbestos-related assets and liabilities. The methodology used to project the Company's total liability for pending and unasserted potential future asbestos-related claims relied upon and included the following factors, among others:

- the outside expert's interpretation of a widely accepted forecast of the population likely to have been occupationally exposed to asbestos;
- epidemiological studies estimating the number of people likely to develop asbestos-related diseases such as mesothelioma and lung cancer;
- the Company's historical experience with the filing of non-malignancy claims and claims alleging other types of malignant diseases filed against the Company relative to the number of lung cancer claims filed against the Company;
- the outside expert's analysis of the number of people likely to file an asbestos-related personal injury claim against the Company based on such epidemiological and historical data and the Company's most recent three-year claims history;
- an analysis of the Company's pending cases, by type of disease claimed and by year filed;
- an analysis of the Company's most recent three-year history to determine the average settlement and resolution value of claims, by type of disease claimed;
- an adjustment for inflation in the future average settlement value of claims, at a 2.5% annual inflation rate, adjusted downward to 1.5% to take account of the declining value of claims resulting from the aging of the claimant population; and
- an analysis of the period over which the Company has and is likely to resolve asbestos-related claims against it in the future.

At December 31, 2012, over 80 percent of the open claims against the Company are non-malignancy claims, many of which have been placed on inactive or deferral dockets and the vast majority of which have little or no settlement value against the Company, particularly in light of recent changes in the legal and judicial treatment of such claims.

The Company's liability for asbestos-related matters and the asset for probable asbestos-related insurance recoveries are included in the following balance sheet accounts:

In millions	December 31, 2012	December 31, 2011
Accrued expenses and other current liabilities	$ 69.1	$ 69.7
Other noncurrent liabilities	810.4	868.6
Total asbestos-related liabilities	$ 879.5	$ 938.3
Other current assets	$ 22.5	$ 23.5
Other noncurrent assets	297.8	298.9
Total asset for probable asbestos-related insurance recoveries	$ 320.3	$ 322.4

The Company's asbestos insurance receivable related to IR-New Jersey and Trane was $125.5 million and $194.8 million at December 31, 2012, and $126.9 million and $195.5 million at December 31, 2011, respectively.

The (costs) income associated with the settlement and defense of asbestos-related claims after insurance recoveries, for the years ended December 31, were as follows:

In millions	2012	2011	2010
Continuing operations	$ 6.6	$ (1.2)	$ (1.4)
Discontinued operations	(11.0)	(8.9)	(17.4)
Total	$ (4.4)	$ (10.1)	$ (18.8)

IR-New Jersey records income and expenses associated with its asbestos liabilities and corresponding insurance recoveries within discontinued operations, as they relate to previously divested businesses, primarily Ingersoll-Dresser Pump, which was sold in 2000. Income and expenses associated with Trane's asbestos liabilities and corresponding insurance recoveries are recorded within continuing operations.

Trane has now settled claims regarding asbestos coverage with most of its insurers. The settlements collectively account for approximately 95% of its recorded asbestos-related insurance receivable as of December 31, 2012. Most of Trane's settlement agreements constitute "coverage-in-place" arrangements, in which the insurer signatories agree to reimburse Trane for specified portions of its costs for asbestos bodily injury claims and Trane agrees to certain claims-handling protocols and grants to the insurer signatories certain releases and indemnifications. Trane remains in litigation in an action that Trane filed in November 2010 in the Circuit Court for La Crosse County, Wisconsin, relating to claims for insurance coverage for a subset of Trane's historical asbestos-related liabilities.

On January 12, 2012, IR-New Jersey filed an action in the Superior Court of New Jersey, Middlesex County, seeking a declaratory judgment and other relief regarding the Company's rights to defense and indemnity for asbestos claims. The defendants are several dozen solvent insurance companies, including companies that have been paying a portion of IR-New Jersey's asbestos claim defense and indemnity costs. The action involves IR-New Jersey's unexhausted insurance policies applicable to the asbestos claims that are not subject to any settlement agreement. The responding defendants generally challenged the Company's right to recovery, and raised various coverage defenses.

The Company continually monitors the status of pending litigation that could impact the allocation of asbestos claims against the Company's various insurance policies. The Company has concluded that its IR-New Jersey insurance receivable is probable of recovery because of the following factors:

- a review of other companies in circumstances comparable to IR-New Jersey, including Trane, and the success of other companies in recovering under their insurance policies, including Trane's favorable settlement discussed above;
- the Company's confidence in its right to recovery under the terms of its policies and pursuant to applicable law; and
- the Company's history of receiving payments under the IR-New Jersey insurance program, including under policies that had been the subject of prior litigation.

The amounts recorded by the Company for asbestos-related liabilities and insurance-related assets are based on currently available information. The Company's actual liabilities or insurance recoveries could be significantly higher or lower than those recorded if assumptions used in the calculations vary significantly from actual results. Key variables in these assumptions include the number and type of new claims to be filed each year, the average cost of resolution of each such new claim, the resolution of coverage issues with insurance carriers, and the solvency risk with respect to the Company's insurance carriers. Furthermore, predictions with respect to these variables are subject to greater uncertainty as the projection period lengthens. Other factors that may affect the Company's liability include uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, reforms that may be made by state and federal courts, and the passage of state or federal tort reform legislation.

The aggregate amount of the stated limits in insurance policies available to the Company for asbestos-related claims acquired over many years and from many different carriers, is substantial. However, limitations in that coverage, primarily due to the considerations described above, are expected to result in the projected total liability to claimants substantially exceeding the probable insurance recovery.

Warranty Liability

Standard product warranty accruals are recorded at the time of sale and are estimated based upon product warranty terms and historical experience. The Company assesses the adequacy of its liabilities and will make adjustments as necessary based on known or anticipated warranty claims, or as new information becomes available.

The changes in the standard product warranty liability for the year ended December 31, were as follows:

In millions		2012		2011
Balance at beginning of period	$	264.4	$	266.6
Reductions for payments		(151.2)		(168.5)
Accruals for warranties issued during the current period		149.5		175.4
Changes to accruals related to preexisting warranties		(0.3)		(8.5)
Translation		0.7		(0.6)
Balance at end of period	$	263.1	$	264.4

Standard product warranty liabilities are classified as Accrued expenses and other current liabilities, or Other noncurrent liabilities based on their expected term. The Company's total current standard product warranty reserve at December 31, 2012 and December 31, 2011 was $147.4 million and $148.8 million, respectively.

The Company's extended warranty liability represents the deferred revenue associated with its extended warranty contracts and is amortized into Revenue on a straight-line basis over the life of the contract, unless another method is more representative of the costs incurred. The Company assesses the adequacy of its liability by evaluating the expected costs under its existing contracts to ensure these expected costs do not exceed the extended warranty liability.

The changes in the extended warranty liability for the year ended December 31, were as follows:

In millions		2012		2011
Balance at beginning of period	$	372.0	$	364.8
Amortization of deferred revenue for the period		(102.6)		(100.1)
Additions for extended warranties issued during the period		105.2		105.9
Changes to accruals related to preexisting warranties		0.2		1.7
Translation		0.3		(0.3)
Balance at end of period	$	375.1	$	372.0

The extended warranty liability is classified as Accrued expenses and other current liabilities or Other noncurrent liabilities based on the timing of when the deferred revenue is expected to be amortized into Revenue. The Company's total current extended warranty liability at December 31, 2012 and December 31, 2011 was $98.5 million and $96.3 million, respectively. For the years ended December 31, 2012 and 2011, the Company incurred costs of $60.3 million and $70.8 million, respectively, related to extended warranties.

Other Commitments and Contingencies

Certain office and warehouse facilities, transportation vehicles and data processing equipment are leased by the Company. Total rental expense was $202.5 million in 2012, $215.0 million in 2011 and $200.7 million in 2010. Minimum lease payments required under non-cancelable operating leases with terms in excess of one year for the next five years are as follows: $132.4 million in 2013, $105.4 million in 2014, $81.9 million in 2015, $60.8 million in 2016, and $42.6 million in 2017.

Trane has commitments and performance guarantees, including energy savings guarantees, totaling $428.5 million extending from 2013-2032. These guarantees are provided under long-term service and maintenance contracts related to its air conditioning equipment and system controls. Through 2012, the Company has experienced no significant losses under such arrangements and considers the probability of any significant future losses to be remote.

NOTE 21 – BUSINESS SEGMENT INFORMATION

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies except that the operating segments' results are prepared on a management basis that is consistent with the manner in which the Company disaggregates financial information for internal review and decision making. The Company largely evaluates performance based on Segment operating income and Segment operating margins. Intercompany sales between segments are considered immaterial.

Segment operating income is the measure of profit and loss that the Company's chief operating decision maker uses to evaluate the financial performance of the business and as the basis for performance reviews, compensation and resource allocation. For these reasons, the Company believes that Segment operating income represents the most relevant measure of segment profit and loss. The Company may exclude certain charges or gains from Operating income to arrive at a Segment operating income that is a more meaningful measure of profit and loss upon which to base its operating decisions.

On September 30, 2011 and November 30, 2011, the Company completed transactions to sell the Hussmann Business and Branches, respectively, to a newly-formed affiliate (Hussmann Parent) of private equity firm Clayton Dubilier & Rice, LLC (CD&R). During 2011, the Company recorded a pre-tax loss on sale and impairment charges related to the Hussmann divestiture of $646.9 million. These charges, as well as related adjustments recorded in 2012, have been excluded from Segment operating income within the Climate Solutions segment as management excludes these charges from Operating income when making operating decisions about the business. See Note 18 for a further discussion of the Hussmann divestiture.

2011 Net revenues and Segment operating income for the Climate Solutions segment includes the operating results of the Hussmann Business and Branches prior to the sale. The operating results for the Hussmann Business and Branches are included in Net revenues and Segment operating income for the Climate Solutions segment for the years ended December 31 as follows:

In millions	2011	2010
Net revenues	$ 818.5	$ 1,106.1
Segment operating income	$ 58.6	$ 84.4

On December 30, 2011, the Company completed the divestiture of its security installation and service business, which was sold under the Integrated Systems and Services brand in the United States and Canada, to Kratos Public Safety & Security Solutions, Inc. Segment information for Security Technologies has been revised to exclude the results of this business for all periods presented.

On December 30, 2010, the Company completed the divestiture of its gas microturbine generator business, which was sold under the Energy Systems brand, to Flex Energy, Inc. Segment information for Industrial Technologies has been revised to exclude the results of this business for all periods presented.

On October 4, 2010, the Company completed the divestiture of its European refrigerated display case business, which was sold under the KOXKA brand, to an affiliate of American Industrial Acquisition Corporation (AIAC Group). Segment information for Climate Solutions has been revised to exclude the results of this business for all periods presented.

Each reportable segment is based primarily on the types of products it generates. The operating segments have been aggregated as required by GAAP. A description of the Company's reportable segments is as follows:

The Climate Solutions segment delivers energy-efficient refrigeration and Heating, Ventilation and Air Conditioning (HVAC) throughout the world. Encompassing the transport refrigeration markets as well as the commercial HVAC markets, this segment offers customers a broad range of products, services and solutions to manage controlled temperature environments. This segment includes the market-leading brands of Thermo King and Trane.

The Residential Solutions segment provides safety, comfort and efficiency to homeowners throughout North America and parts of South America. It offers customers a broad range of products, services and solutions including mechanical and electronic locks, energy-efficient HVAC systems, indoor air quality solutions, advanced controls, portable security systems and remote home management. This segment is comprised of well-known brands like American Standard®, Schlage and Trane.


2012 Annual Report

The Industrial Technologies segment provides products, services and solutions that improve productivity, energy efficiency, safety, and operations. It offers global customers a diverse and innovative range of products including compressed air systems, power tools, pumps, material handling equipment, and golf, utility, and rough terrain vehicles. It also provides a range of service offerings including preventative maintenance and comprehensive care multi-year contracts, service parts, installation, remanufactured compressors and tools, and solutions to optimize customers' energy and total production costs. This segment includes the Ingersoll-Rand, Club Car, and ARO® market-leading brands.

The Security Technologies segment is a leading global provider of products and services that make environments safe, secure and productive. The segment's market-leading products include electronic and biometric access control systems and software, locks and locksets, door closers, exit devices, steel doors and frames, as well as time, attendance and personnel scheduling systems. These products serve a wide range of markets including the commercial construction market, healthcare, retail, and transport industries as well as educational and governmental facilities. This segment includes the CISA, LCN, Schlage and Von Duprin market-leading brands.

A summary of operations by reportable segments for the years ended December 31 were as follows:

Dollar amounts in millions	2012	2011	2010
Climate Solutions			
Net revenues	$ 7,409.1	$ 8,284.6	$ 7,800.8
Segment operating income *	768.1	824.6	598.3
Segment operating income as a percentage of revenues	10.4%	10.0%	7.7%
Depreciation and amortization	154.5	171.4	206.0
Capital expenditures	87.0	81.6	67.0
Residential Solutions			
Net revenues	2,054.4	2,012.7	2,121.7
Segment operating income	115.4	62.1	191.3
Segment operating income as a percentage of revenues	5.6%	3.1%	9.0%
Depreciation and amortization	109.8	110.1	107.4
Capital expenditures	22.6	27.7	35.9
Industrial Technologies			
Net revenues	2,945.8	2,852.9	2,485.2
Segment operating income	455.8	415.5	310.4
Segment operating income as a percentage of revenues	15.5%	14.6%	12.5%
Depreciation and amortization	42.9	40.3	41.5
Capital expenditures	62.6	57.2	31.3
Security Technologies			
Net revenues	1,625.6	1,631.8	1,593.4
Segment operating income	327.7	331.6	328.3
Segment operating income as a percentage of revenues	20.2%	20.3%	20.6%
Depreciation and amortization	46.8	37.2	38.7
Capital expenditures	27.5	22.8	14.6
Total net revenues	$ 14,034.9	$ 14,782.0	$ 14,001.1
Reconciliation to Operating Income			
Segment operating income from reportable segments	1,667.0	1,633.8	1,428.3
Gain (loss) on sale/asset impairment *	4.5	(646.9)	—
Unallocated corporate expense	(166.3)	(126.6)	(166.9)
Total operating income	$ 1,505.2	$ 860.3	$ 1,261.4
Total operating income as a percentage of revenues	10.7%	5.8%	9.0%
Depreciation and amortization from reportable segments	354.0	359.0	393.6
Unallocated depreciation and amortization	21.5	43.7	43.2
Total depreciation and amortization	$ 375.5	$ 402.7	$ 436.8
Capital expenditures from reportable segments	199.7	189.3	148.8
Corporate capital expenditures	62.9	53.6	30.7
Total capital expenditures	$ 262.6	$ 242.9	$ 179.5

* During year ended December 31, 2011, the Company recorded a pre-tax loss on sale/asset impairment charge related to the Hussmann divestiture totaling $646.9 million. During the year ended December 31, 2012, the Company recorded $4.5 million of purchase price adjustments related to the Hussmann sale. These amounts have been excluded from Segment operating income within the Climate Solutions segment as management excludes these charges from Operating income when making operating decisions about the business.

Included in Segment operating income for Climate Solutions for the year ended December 31, 2011 is a $23 million gain associated with the sale of assets from a restructured business in China.

Revenues by destination and long-lived assets by geographic area for the years ended December 31 were as follows:

In millions	2012	2011	2010
Revenues			
United States	$ 8,338.9	$ 8,683.7	$ 8,585.9
Non-U.S.	5,696.0	6,098.3	5,415.2
Total	$ 14,034.9	$ 14,782.0	$ 14,001.1

In millions	2012	2011
Long-lived assets		
United States	$ 2,458.9	$ 2,578.5
Non-U.S.	783.6	783.5
Total	$ 3,242.5	$ 3,362.0

NOTE 22 – GUARANTOR FINANCIAL INFORMATION

Ingersoll-Rand plc, an Irish public limited company (IR-Ireland), is the successor to Ingersoll-Rand Company Limited, a Bermuda company (IR-Limited), following a corporate reorganization that became effective on July 1, 2009 (the Ireland Reorganization). IR-Limited is the successor to Ingersoll-Rand Company, a New Jersey corporation (IR-New Jersey), following a corporate reorganization that occurred on December 31, 2001 (the Bermuda Reorganization). Both the Ireland Reorganization and the Bermuda Reorganization were accounted for as a reorganization of entities under common control and accordingly, did not result in any changes to the consolidated amounts of assets, liabilities and equity.

As a part of the Bermuda Reorganization, IR-Limited issued non-voting, Class B common shares to IR-New Jersey and certain IR-New Jersey subsidiaries in exchange for a $3.6 billion note and shares of certain IR-New Jersey subsidiaries. The note had a fixed rate of interest of 11% per annum payable semi-annually and imposed certain restrictive covenants upon IR-New Jersey. In 2002, IR-Limited contributed the note to a wholly-owned subsidiary, which subsequently transferred portions of the note to several other subsidiaries, all of which are included in the "Other Subsidiaries" column below. In the fourth quarter of 2011, the Company repaid the remaining $1.0 billion outstanding of the original $3.6 billion note.

In addition, as part of the Bermuda Reorganization, IR-Limited fully and unconditionally guaranteed all of the issued public debt securities of IR-New Jersey. IR-New Jersey unconditionally guaranteed payment of the principal, premium, if any, and interest on IR-Limited's 4.75% Senior Notes due in 2015 in the aggregate principal amount of $300 million. The guarantee is unsecured and provided on an unsubordinated basis. The guarantee ranks equally in right of payment with all of the existing and future unsecured and unsubordinated debt of IR-New Jersey.

As part of the Ireland Reorganization, the guarantor financial statements were revised to present IR-Ireland as the ultimate parent company and Ingersoll-Rand International Holding Limited (IR-International) as a stand-alone subsidiary. In addition, the guarantee structure was updated to reflect the newly created legal structure under which (i) IR-International assumed the obligations of IR-Limited as issuer or guarantor, as the case may be, and (ii) IR-Ireland and IR-Limited fully and unconditionally guaranteed the obligations under the various indentures covering the currently outstanding public debt of IR-International, Ingersoll-Rand Global Holding Company Limited (IR-Global), and IR-New Jersey. Also as part of the Ireland Reorganization, IR-Limited transferred all the shares of IR-Global to IR-International in exchange for a note payable that initially approximated $15 billion, which was then immediately reduced by the settlement of net intercompany payables of $4.1 billion. At December 31, 2012, $10.8 billion remains outstanding.

The Condensed Consolidating Financial Statements present the investments of IR-Ireland, IR-Limited, IR-Global, IR-International and IR-New Jersey and their subsidiaries using the equity method of accounting. Intercompany investments in the non-voting Class B common shares are accounted for on the cost method and are reduced by intercompany dividends. In accordance with generally accepted accounting principles, the amounts related to the issuance of the Class B shares have been recorded as a reduction of Total equity. The Notes payable affiliate continues to be reflected on the Condensed Consolidating Balance Sheet of IR-International and is enforceable in accordance with their terms.

See Note 9 for a further discussion on the public debt issuance and related guarantees.

The following condensed consolidating financial information for IR-Ireland, IR-Limited, IR-Global, IR-International and IR-New Jersey, and all their other subsidiaries is included so that separate financial statements of IR-Ireland, IR-Limited, IR-Global, IR-International, and IR-New Jersey are not required to be filed with the U.S. Securities and Exchange Commission.

Condensed Consolidating Statement of Comprehensive Income

For the year ended December 31, 2012

In millions	IR Ireland	IR Limited	IR International	IR Global	IR New Jersey	Other Subsidiaries	Consolidating Adjustments	IR Ireland Consolidated
Net revenues	$ —	$ —	$ —	$ —	$ 932.7	$ 13,102.2	$ —	$ 14,034.9
Cost of goods sold	—	—	—	—	(613.7)	(9,144.5)	—	(9,758.2)
Selling and administrative expenses	(14.9)	(0.3)	—	(0.6)	(328.4)	(2,431.8)	—	(2,776.0)
Gain (loss) on sale/asset impairment	—	—	—	—	—	4.5	—	4.5
Operating income (loss)	(14.9)	(0.3)	—	(0.6)	(9.4)	1,530.4	—	1,505.2
Equity earnings (loss) in affiliates, net of tax	1,048.8	848.3	919.1	1,339.9	198.3	979.3	(5,333.7)	—
Interest expense	—	(0.1)	(15.8)	(168.3)	(50.0)	(19.3)	—	(253.5)
Intercompany interest and fees	(10.5)	—	(44.3)	(48.8)	0.6	103.0	—	—
Other, net	(4.8)	—	0.7	(200.6)	53.9	(1.9)	177.7	25.0
Earnings (loss) before income taxes	1,018.6	847.9	859.7	921.6	193.4	2,591.5	(5,156.0)	1,276.7
Benefit (provision) for income taxes	—	—	—	—	(74.0)	(153.0)	—	(227.0)
Earnings (loss) from continuing operations	1,018.6	847.9	859.7	921.6	119.4	2,438.5	(5,156.0)	1,049.7
Discontinued operations, net of tax	—	—	—	—	0.3	(6.0)	—	(5.7)
Net earnings (loss)	1,018.6	847.9	859.7	921.6	119.7	2,432.5	(5,156.0)	1,044.0
Less: Net earnings attributable to noncontrolling interests	—	—	—	—	—	(48.7)	23.3	(25.4)
Net earnings (loss) attributable to Ingersoll-Rand plc	$ 1,018.6	$ 847.9	$ 859.7	$ 921.6	$ 119.7	$ 2,383.8	$ (5,132.7)	$ 1,018.6
Total comprehensive income (loss)	1,051.2	880.6	860.9	922.0	185.4	2,386.0	(5,221.9)	1,064.2
Less: Total comprehensive (income) loss attributable to noncontrolling interests	—	—	—	—	—	(36.3)	23.3	(13.0)
Total comprehensive income (loss) attributable to Ingersoll-Rand plc	$ 1,051.2	$ 880.6	$ 860.9	$ 922.0	$ 185.4	$ 2,349.7	$ (5,198.6)	$ 1,051.2

Condensed Consolidating Statement of Comprehensive Income
For the year ended December 31, 2011

In millions	IR Ireland	IR Limited	IR International	IR Global	IR New Jersey	Other Subsidiaries	Consolidating Adjustments	IR Ireland Consolidated
Net revenues	$ —	$ —	$ —	$ —	$ 867.8	$ 13,914.2	$ —	$ 14,782.0
Cost of goods sold	—	—	—	—	(584.8)	(9,908.8)	—	(10,493.6)
Selling and administrative expenses	(9.2)	(0.1)	—	(0.4)	(277.0)	(2,494.5)	—	(2,781.2)
Gain (loss) on sale/asset impairment	—	—	—	—	—	(646.9)	—	(646.9)
Operating income (loss)	(9.2)	(0.1)	—	(0.4)	6.0	864.0	—	860.3
Equity earnings (loss) in affiliates, net of tax	358.8	614.8	757.5	653.0	116.0	595.2	(3,095.3)	—
Interest expense	—	—	(15.7)	(193.2)	(50.7)	(20.4)	—	(280.0)
Intercompany interest and fees	(2.5)	—	(129.4)	52.5	(117.9)	197.3	—	—
Other, net	(3.9)	(5.2)	1.7	251.5	77.9	(28.9)	(260.1)	33.0
Earnings (loss) before income taxes	343.2	609.5	614.1	763.4	31.3	1,607.2	(3,355.4)	613.3
Benefit (provision) for income taxes	—	—	—	—	29.0	(216.2)	—	(187.2)
Earnings (loss) from continuing operations	343.2	609.5	614.1	763.4	60.3	1,391.0	(3,355.4)	426.1
Discontinued operations, net of tax	—	—	—	—	(79.1)	22.3	—	(56.8)
Net earnings (loss)	343.2	609.5	614.1	763.4	(18.8)	1,413.3	(3,355.4)	369.3
Less: Net earnings attributable to noncontrolling interests	—	—	—	—	—	(35.5)	9.4	(26.1)
Net earnings (loss) attributable to Ingersoll-Rand plc	$ 343.2	$ 609.5	$ 614.1	$ 763.4	$ (18.8)	$ 1,377.8	$ (3,346.0)	$ 343.2
Total comprehensive income (loss)	114.3	380.6	615.3	757.1	(115.7)	1,291.3	(2,902.8)	140.1
Less: Total comprehensive (income) loss attributable to noncontrolling interests	—	—	—	—	—	(34.9)	9.4	(25.5)
Total comprehensive income (loss) attributable to Ingersoll-Rand plc	$ 114.3	$ 380.6	$ 615.3	$ 757.1	$ (115.7)	$ 1,256.4	$ (2,893.4)	$ 114.6

Condensed Consolidating Statement of Comprehensive Income
For the year ended December 31, 2010

In millions	IR Ireland	IR Limited	IR International	IR Global Holding	IR New Jersey	Other Subsidiaries	Consolidating Adjustments	IR Ireland Consolidated
Net revenues	$ —	$ —	$ —	$ —	$ 741.3	$ 13,259.8	$ —	$ 14,001.1
Cost of goods sold	—	—	—	—	(578.1)	(9,481.8)	—	(10,059.9)
Selling and administrative expenses	(8.4)	(0.1)	—	(0.6)	(223.8)	(2,446.9)	—	(2,679.8)
Operating income (loss)	(8.4)	(0.1)	—	(0.6)	(60.6)	1,331.1	—	1,261.4
Equity earnings (loss) in affiliates, net of tax	659.8	470.4	615.2	1,050.5	168.3	526.6	(3,490.8)	—
Interest expense	—	—	(15.6)	(194.2)	(51.9)	(21.5)	—	(283.2)
Intercompany interest and fees	—	(0.1)	(135.0)	(33.3)	(122.2)	290.6	—	—
Other, net	(8.6)	(0.3)	0.6	(189.7)	51.4	6.0	173.1	32.5
Earnings (loss) before income taxes	642.8	469.9	465.2	632.7	(15.0)	2,132.8	(3,317.7)	1,010.7
Benefit (provision) for income taxes	(0.6)	—	—	—	93.1	(320.6)	—	(228.1)
Earnings (loss) from continuing operations	642.2	469.9	465.2	632.7	78.1	1,812.2	(3,317.7)	782.6
Discontinued operations, net of tax	—	—	—	—	(16.8)	(100.7)	—	(117.5)
Net earnings (loss)	642.2	469.9	465.2	632.7	61.3	1,711.5	(3,317.7)	665.1
Less: Net earnings attributable to noncontrolling interests	—	—	—	—	—	(39.6)	16.7	(22.9)
Net earnings (loss) attributable to Ingersoll-Rand plc	$ 642.2	$ 469.9	$ 465.2	$ 632.7	$ 61.3	$ 1,671.9	$ (3,301.0)	$ 642.2
Total comprehensive income (loss)	751.5	579.3	466.2	630.8	91.8	1,775.5	(3,521.5)	773.6
Less: Total comprehensive (income) loss attributable to noncontrolling interests	—	—	—	—	—	(38.8)	16.7	(22.1)
Total comprehensive income (loss) attributable to Ingersoll-Rand plc	$ 751.5	$ 579.3	$ 466.2	$ 630.8	$ 91.8	$ 1,736.7	$ (3,504.8)	$ 751.5

Condensed Consolidating Balance Sheet
December 31, 2012

In millions	IR Ireland	IR Limited	IR International	IR Global	IR New Jersey	Other Subsidiaries	Consolidating Adjustments	IR Ireland Consolidated
Current assets:								
Cash and cash equivalents	$ —	$ —	$ —	$ 61.9	$ 59.1	$ 761.1	$ —	$ 882.1
Accounts and notes receivable, net	—	—	—	—	128.8	2,028.7	—	2,157.5
Inventories	—	—	—	—	73.1	1,235.7	—	1,308.8
Other current assets	0.1	—	0.1	0.2	149.3	444.6	—	594.3
Accounts and notes receivable affiliates	148.9	3,039.2	2.0	2,189.0	8,669.5	23,772.0	(37,820.6)	—
Total current assets	149.0	3,039.2	2.1	2,251.1	9,079.8	28,242.1	(37,820.6)	4,942.7
Investment in affiliates	8,885.1	7,095.3	21,185.6	18,589.8	8,179.9	99,205.0	(163,140.7)	—
Property, plant and equipment, net	—	—	—	0.2	254.0	1,398.4	—	1,652.6
Intangible assets, net	—	—	—	—	83.8	10,256.0	—	10,339.8
Other noncurrent assets	—	—	0.5	10.0	867.3	680.0	—	1,557.8
Total assets	$ 9,034.1	$ 10,134.5	$ 21,188.2	$ 20,851.1	$ 18,464.8	$ 139,781.5	$ (200,961.3)	$ 18,492.9
Current liabilities:								
Accounts payable and accruals	$ 70.5	$ —	$ 4.0	$ 46.0	$ 420.2	$ 2,656.9	$ —	$ 3,197.6
Short-term borrowings and current maturities of long-term debt	—	—	—	600.0	350.5	13.2	—	963.7
Accounts and note payable affiliates	1,734.3	34.3	4,888.9	7,602.2	13,337.7	9,867.6	(37,465.0)	—
Total current liabilities	1,804.8	34.3	4,892.9	8,248.2	14,108.4	12,537.7	(37,465.0)	4,161.3
Long-term debt	—	—	299.7	1,404.4	364.7	200.5	—	2,269.3
Note payable affiliate	—	—	10,755.7	—	—	—	(10,755.7)	—
Other noncurrent liabilities	—	4.3	3.8	—	1,620.0	3,204.9	—	4,833.0
Total liabilities	1,804.8	38.6	15,952.1	9,652.6	16,093.1	15,943.1	(48,220.7)	11,263.6
Temporary equity	—	—	—	—	—	—	—	—
Equity:								
Total equity	7,229.3	10,095.9	5,236.1	11,198.5	2,371.7	123,838.4	(152,740.6)	7,229.3
Total liabilities and equity	$ 9,034.1	$ 10,134.5	$ 21,188.2	$ 20,851.1	$ 18,464.8	$ 139,781.5	$ (200,961.3)	$ 18,492.9

Condensed Consolidating Balance Sheet
December 31, 2011

In millions	IR Ireland	IR Limited	IR International	IR Global	IR New Jersey	Other Subsidiaries	Consolidating Adjustments	IR Ireland Consolidated
Current assets:								
Cash and cash equivalents	$ —	$ —	$ —	$ 241.8	$ 77.8	$ 841.1	$ —	$ 1,160.7
Accounts and notes receivable, net	—	—	—	—	166.7	1,968.9	—	2,135.6
Inventories	—	—	—	—	73.3	1,205.0	—	1,278.3
Other current assets	0.1	—	0.1	0.5	176.0	527.9	—	704.6
Accounts and notes receivable affiliates	137.5	3,013.3	17.0	2,465.4	4,829.9	19,993.4	(30,456.5)	—
Total current assets	137.6	3,013.3	17.1	2,707.7	5,323.7	24,536.3	(30,456.5)	5,279.2
Investment in affiliates	8,179.9	6,254.6	20,206.3	17,362.2	7,921.1	89,195.5	(149,119.6)	—
Property, plant and equipment, net	0.1	—	—	0.2	217.0	1,422.1	—	1,639.4
Intangible assets, net	—	—	—	—	83.9	10,353.7	—	10,437.6
Other noncurrent assets	—	—	0.7	12.7	906.4	568.1	—	1,487.9
Total assets	$ 8,317.6	$ 9,267.9	$ 20,224.1	$ 20,082.8	$ 14,452.1	$ 126,075.7	$ (179,576.1)	$ 18,844.1
Current liabilities:								
Accounts payable and accruals	$ 51.7	$ —	$ 3.9	$ 50.8	$ 433.1	$ 2,822.8	$ —	$ 3,362.3
Short-term borrowings and current maturities of long-term debt	—	—	—	581.0	351.9	70.2	(239.8)	763.3
Accounts and note payable affiliates	1,250.2	40.3	4,812.5	7,352.8	9,455.3	7,131.9	(30,043.0)	—
Total current liabilities	1,301.9	40.3	4,816.4	7,984.6	10,240.3	10,024.9	(30,282.8)	4,125.6
Long-term debt	—	—	299.6	2,004.2	372.6	202.9	—	2,879.3
Note payable affiliate	—	—	10,789.4	—	—	—	(10,789.4)	—
Other noncurrent liabilities	—	—	3.8	—	1,894.4	2,925.3	—	4,823.5
Total liabilities	1,301.9	40.3	15,909.2	9,988.8	12,507.3	13,153.1	(41,072.2)	11,828.4
Temporary equity	3.3	—	—	—	—	—	—	3.3
Equity:								
Total equity	7,012.4	9,227.6	4,314.9	10,094.0	1,944.8	112,922.6	(138,503.9)	7,012.4
Total liabilities and equity	$ 8,317.6	$ 9,267.9	$ 20,224.1	$ 20,082.8	$ 14,452.1	$ 126,075.7	$ (179,576.1)	$ 18,844.1


2012 Annual Report

Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2012

In millions	IR Ireland	IR Limited	IR International	IR Global	IR New Jersey	Other Subsidiaries	Consolidating Adjustments	IR Ireland Consolidated
Net cash provided by (used in) continuing operating activities	$ (19.7)	$ (0.4)	$ (15.1)	$ (570.5)	$ (122.1)	$ 2,325.0	$ (319.5)	$ 1,277.7
Net cash provided by (used in) discontinued operating activities	—	—	—	—	0.3	(97.1)	—	(96.8)
Net cash provided by (used in) operating activities	(19.7)	(0.4)	(15.1)	(570.5)	(121.8)	2,227.9	(319.5)	1,180.9
Cash flows from investing activities:								—
Capital expenditures	—	—	—	—	(74.9)	(187.7)	—	(262.6)
Acquisition of businesses, net of cash acquired	—	—	—	—	—	—	—	—
Proceeds from sale of property, plant and equipment	—	—	—	—	3.1	16.1	—	19.2
Proceeds from business disposition, net of cash sold	—	—	—	—	—	52.7	—	52.7
Dividends received from equity investments	—	—	—	—	—	44.3	—	44.3
Net cash provided by (used in) continuing investing activities	—	—	—	—	(71.8)	(74.6)	—	(146.4)
Net cash provided by (used in) discontinued investing activities	—	—	—	—	—	—	—	—
Net cash provided by (used in) investing activities	—	—	—	—	(71.8)	(74.6)	—	(146.4)
Cash flows from financing activities:								—
Net proceeds (repayments) in debt	—	—	—	(344.5)	(9.2)	(61.1)	—	(414.8)
Debt issuance costs	—	—	—	(2.5)	—	—	—	(2.5)
Excess tax benefit from share based compensation	19.6	—	—	—	—	—	—	19.6
Net inter-company proceeds (payments)	884.5	0.4	15.1	737.6	184.1	(1,821.7)	—	—
Dividends paid	(192.4)	—	—	—	—	(340.2)	319.5	(213.1)
Acquisition/divestiture of noncontrolling interests	(0.4)	—	—	—	—	(1.1)	—	(1.5)
Proceeds from shares issued under incentive plans	152.9	—	—	—	—	—	—	152.9
Repurchase of ordinary shares	(839.8)	—	—	—	—	—	—	(839.8)
Other, net	(4.7)	—	—	—	—	—	—	(4.7)
Net cash provided by (used in) continuing financing activities	19.7	0.4	15.1	390.6	174.9	(2,224.1)	319.5	(1,303.9)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	—	(9.2)	—	(9.2)
Net increase (decrease) in cash and cash equivalents	—	—	—	(179.9)	(18.7)	(80.0)	—	(278.6)
Cash and cash equivalents - beginning of period	—	—	—	241.8	77.8	841.1	—	1,160.7
Cash and cash equivalents - end of period	$ —	$ —	$ —	$ 61.9	$ 59.1	$ 761.1	$ —	$ 882.1

Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2011

In millions	IR Ireland	IR Limited	IR International	IR Global	IR New Jersey	Other Subsidiaries	Consolidating Adjustments	IR Ireland Consolidated
Net cash provided by (used in) continuing operating activities	$ (13.1)	$ (5.3)	$ (14.0)	$ (185.3)	$ 143.0	$ 1,326.4	$ (21.5)	$ 1,230.2
Net cash provided by (used in) discontinued operating activities	—	—	—	—	(79.1)	35.7	—	(43.4)
Net cash provided by (used in) operating activities	(13.1)	(5.3)	(14.0)	(185.3)	63.9	1,362.1	(21.5)	1,186.8
Cash flows from investing activities:								
Capital expenditures	—	—	—	—	(47.6)	(195.3)	—	(242.9)
Acquisition of businesses, net of cash acquired	—	—	—	—	—	(1.9)	—	(1.9)
Proceeds from sale of property, plant and equipment	—	—	—	—	3.1	48.9	—	52.0
Proceeds from business disposition, net of cash sold	—	—	—	—	—	400.3	—	400.3
Net cash provided by (used in) continuing investing activities	—	—	—	—	(44.5)	252.0	—	207.5
Net cash provided by (used in) discontinued investing activities	—	—	—	—	—	—	—	—
Net cash provided by (used in) investing activities	—	—	—	—	(44.5)	252.0	—	207.5
Cash flows from financing activities:								
Net proceeds (repayments) in debt	—	—	—	(0.2)	(7.7)	(46.1)	—	(54.0)
Debt issuance costs	—	—	—	(2.3)	—	—	—	(2.3)
Excess tax benefit from share based compensation	—	—	—	—	11.8	12.8	—	24.6
Net inter-company proceeds (payments)	1,199.0	5.3	2.0	329.7	(81.2)	(1,454.8)	—	—
Dividends paid	(137.3)	—	—	—	—	(47.7)	21.5	(163.5)
Acquisition/divestiture of noncontrolling interests	—	—	—	—	—	(1.3)	—	(1.3)
Proceeds from shares issued under incentive plans	109.0	—	—	—	—	—	—	109.0
Repurchase of ordinary shares	(1,157.5)	—	—	—	—	—	—	(1,157.5)
Other, net	(0.5)	—	—	—	—	(0.9)	—	(1.4)
Net cash provided by (used in) continuing financing activities	12.7	5.3	2.0	327.2	(77.1)	(1,538.0)	21.5	(1,246.4)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	—	(1.5)	—	(1.5)
Net increase (decrease) in cash and cash equivalents	(0.4)	—	(12.0)	141.9	(57.7)	74.6	—	146.4
Cash and cash equivalents - beginning of period	0.4	—	12.0	99.9	135.5	766.5	—	1,014.3
Cash and cash equivalents - end of period	$ —	$ —	$ —	$ 241.8	$ 77.8	$ 841.1	$ —	$ 1,160.7

Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2010

In millions	IR Ireland	IR Limited	IR International	IR Global	IR New Jersey	Other Subsidiaries	Consolidating Adjustments	IR Ireland Consolidated
Net cash provided by (used in) continuing operating activities	$ 5.7	$ (0.4)	$ (15.0)	$ (379.9)	$ (486.8)	$ 1,678.6	$ (45.8)	$ 756.4
Net cash provided by (used in) discontinued operating activities	—	—	—	—	(16.8)	(44.2)	—	(61.0)
Net cash provided by (used in) operating activities	5.7	(0.4)	(15.0)	(379.9)	(503.6)	1,634.4	(45.8)	695.4
Cash flows from investing activities:								
Capital expenditures	—	—	—	(0.3)	(36.3)	(142.9)	—	(179.5)
Acquisition of businesses, net of cash acquired	—	—	—	—	—	(14.0)	—	(14.0)
Proceeds from sale of property, plant and equipment	—	—	—	—	—	14.5	—	14.5
Proceeds from business disposition, net of cash sold	—	—	—	—	—	—	—	—
Net cash provided by (used in) continuing investing activities	—	—	—	(0.3)	(36.3)	(142.4)	—	(179.0)
Net cash provided by (used in) discontinued investing activities	—	—	—	—	—	0.4	—	0.4
Net cash provided by (used in) investing activities	—	—	—	(0.3)	(36.3)	(142.0)	—	(178.6)
Cash flows from financing activities:								
Net proceeds (repayments) in debt	—	—	—	(249.8)	(7.8)	(171.2)	—	(428.8)
Debt issuance costs	—	—	—	(5.5)	—	—	—	(5.5)
Excess tax benefit from share based compensation	—	—	—	—	4.2	—	—	4.2
Net inter-company proceeds (payments)	(60.6)	37.1	27.0	653.6	503.5	(1,160.6)	—	—
Dividends paid	(90.6)	(36.7)	—	—	—	(29.4)	45.8	(110.9)
Acquisition/divestiture of noncontrolling interests	—	—	—	—	—	(8.0)	—	(8.0)
Proceeds from shares issued under incentive plans	145.3	—	—	—	—	—	—	145.3
Repurchase of ordinary shares	—	—	—	—	—	—	—	—
Other, net	—	—	—	—	—	—	—	—
Net cash provided by (used in) continuing financing activities	(5.9)	0.4	27.0	398.3	499.9	(1,369.2)	45.8	(403.7)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	—	24.5	—	24.5
Net increase (decrease) in cash and cash equivalents	(0.2)	—	12.0	18.1	(40.0)	147.7	—	137.6
Cash and cash equivalents - beginning of period	0.6	—	—	81.8	175.5	618.8	—	876.7
Cash and cash equivalents - end of period	$ 0.4	$ —	$ 12.0	$ 99.9	$ 135.5	$ 766.5	$ —	$ 1,014.3

SCHEDULE II

INGERSOLL-RAND PLC
VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED December 31, 2012, 2011 AND 2010
(Amounts in millions)

Allowances for Doubtful Accounts:	
Balance December 31, 2009	$ 56.4
Additions charged to costs and expenses	15.7
Deductions*	(31.6)
Business acquisitions and divestitures, net	(0.3)
Currency translation	(0.2)
Other	0.7
Balance December 31, 2010	40.7
Additions charged to costs and expenses	12.6
Deductions*	(25.9)
Currency translation	(0.3)
Balance December 31, 2011	27.1
Additions charged to costs and expenses	16.1
Deductions*	(14.3)
Currency translation	(0.5)
Other	0.8
Balance December 31, 2012	$ 29.2

(*) "Deductions" include accounts and advances written off, less recoveries.


2012 Annual Report

Directors

Ann C. Berzin
Former Chairman and Chief Executive Officer, Financial Guaranty Insurance Company

John Bruton
Former Prime Minister of the Republic of Ireland

Jared L. Cohon
President, Carnegie Mellon University

Gary D. Forsee
Retired Chairman, President and Chief Executive Officer, Sprint Nextel Corporation

Peter C. Godsoe
Retired Chairman and Chief Executive Officer, The Bank of Nova Scotia

Edward E. Hagenlocker
Retired Vice Chairman, Ford Motor Company

Constance J. Horner
Former Deputy Secretary, U.S. Department of Health and Human Services

Michael W. Lamach
Chairman, President and Chief Executive Officer of the Company

Theodore E. Martin
Retired President and Chief Executive Officer, Barnes Group Inc

Nelson Peltz
Chief Executive Officer, Trian Fund Management, L.P.

John P. Surma
Chairman and Chief Executive Officer, United States Steel Corporation

Richard J. Swift
Retired Chairman, President and Chief Executive Officer, Foster Wheeler Ltd

Tony L. White
Retired Chairman, President and Chief Executive Officer, Applied Biosystems Inc


MIX
Paper from responsible sources
FSC
www.fsc.org
FSC® C101537

Committees of the Board

Audit
R. J. Swift, Chair; A. C. Berzin; P. C. Godsoe; E. E. Hagenlocker; T. E. Martin; J. P. Surma

Finance
P. C. Godsoe, Chair; A. C. Berzin; E. E. Hagenlocker; T. E. Martin; N. Peltz; J. P. Surma; R. J. Swift

Compensation
T. L. White, Chair; J. Bruton; J. L. Cohon; G. D. Forsee; C. J. Horner

Corporate Governance and Nominating
G. D. Forsee, Chair; J. Bruton; J. L. Cohon; C. J. Horner; N. Peltz; T. L. White

Executive Leadership Team

Michael W. Lamach*
Chairman, President and Chief Executive Officer

Marcia J. Avedon
Senior Vice President, Human Resources and Communications

Paul A. Camuti
Senior Vice President, Innovation and Chief Technology Officer

John W. Conover IV
Senior Vice President and President, Security Technologies Sector

M. Stephen Hagood
Vice President and Chief Information Officer

Robert L. Katz
Senior Vice President and General Counsel

Gary S. Michel
Senior Vice President and President, Residential Solutions Sector

Steven R. Shawley*
Senior Vice President and Chief Financial Officer

Jeff Zhenning Song
President, Ingersoll Rand China

Didier P. M. Teirlinck
Senior Vice President and President, Climate Solutions Sector

Venkatesh Valluri
President, Ingersoll Rand India

Todd D. Wyman
Senior Vice President, Global Operations and Integrated Supply Chain

Robert G. Zafari
Senior Vice President and President, Industrial Technologies Sector

Other Senior Leaders

Lawrence R. Kurland
Vice President, Tax

Barbara A. Santoro*
Vice President, Corporate Governance and Secretary

Patrick S. Shannon
Vice President and Treasurer

Richard J. Weller*
Vice President and Corporate Controller

*Officer of Ingersoll-Rand plc

Corporate Data

Shareholder Information Services
The company's 2012 Annual Report on Form 10-K as filed with the Securities and Exchange Commission, and other company information, is available through Ingersoll Rand's website, www.ingersollrand.com. Securities analysts, portfolio managers and representatives of institutional investors seeking information about the company should contact:

Joseph P. Fimbianti
Director, Investor Relations
704-655-4721

Annual General Meeting
June 6, 2013, 2:30 p.m.

Adare Manor Hotel,
Adare, County Limerick
Ireland

Stock Exchange
New York


IR
LISTED
NYSE

Transfer Agent and Registrar
Computershare
Telephone inquiries: 866-229-8405
Website: www.computershare.com/investor

Address shareholder inquiries with standard priority:
Computershare
P.O. Box 43006
Providence, RI 02940-3006

Address shareholder inquiries with overnight priority:
Computershare
250 Royall Street
Canton, MA 02021


IR
Ingersoll Rand
Inspiring Progress™


Ingersoll Rand
Inspiring Progress™

Ingersoll Rand (NYSE:IR) advances the quality of life by creating and sustaining safe, comfortable and efficient environments. Our people and our family of brands—including Club Car, Ingersoll Rand, Schlage, Thermo King and Trane—work together to enhance the quality and comfort of air in homes and buildings; transport and protect food and perishables; secure homes and commercial properties; and increase industrial productivity and efficiency. We are a $14 billion global business committed to a world of sustainable progress and enduring results.
For more information, visit ingersollrand.com.


Club Car

Ingersoll Rand

SCHLAGE

THERMO KING

TRANE